Form 20-F
Logistic Properties of the Americas
filed 2024-03-29
CIK 1997711

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended__________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 27, 2024

For the transition period from ____________________________ to ___________________________

Commission File Number: 333-275972

Logistic Properties of the Americas

(Exact name of Registrant as specified in its charter)

Not Applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

601 Brickell Key Drive

Suite 700

Miami, FL 33131

(Address of principal executive offices)

Esteban Saldarriaga, Chief Executive Officer

Plaza Tempo, Edificio B

Oficina B1, Piso 2

San Rafael de Escazú,

San José, Costa Rica

+506 2204 7020

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, par value $.0001 per share	LPA	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of March 28, 2024, the issuer had 31,709,747 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

TABLE OF CONTENTS

EXPLANATORY NOTE	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
PART I	5
Item 1. Identity of Directors, Senior Management and Advisers	5
Item 2. Offer Statistics and Expected Timetable	5
Item 3. Key Information	5
Item 4. Information on the Company	6
Item 4A. Unresolved Staff Comments	7
Item 5. Operating and Financial Review and Prospects	7
Item 6. Directors, Senior Management and Employees	7
Item 7. Major Shareholders and Related Party Transactions	8
Item 8. Financial Information	9
Item 9. The Offer and Listing	9
Item 10. Additional Information	9
Item 11. Quantitative and Qualitative Disclosures About Market Risk	10
Item 12. Description of Securities Other Than Equity Securities	10
PART II	11
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. [Reserved]
Item 16A. Audit committee financial expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemption from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Item 16F. Change in Registrant’s Certifying Accountant
Item 16G. Corporate Governance
Item 16H. Mine Safety Disclosure
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Item 16J. Insider trading policies
Item 16K. Cybersecurity
PART III	12
Item 17. Financial Statements	12
Item 18. Financial Statements	12
Item 19. Exhibits	13

EXPLANATORY NOTE

On March 27, 2024 (the “Closing Date”), Logistic Properties of the Americas, a Cayman Islands exempted company (“LPA” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of August 15, 2023 (as amended, supplemented, and/or restated from time to time) (the “Business Combination Agreement”), by and among two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (together with its successors, “LLP”), and, by a joinder agreement, each of the Company, Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“SPAC Merger Sub”), and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of the Company (“Company Merger Sub”) (the “Business Combination”).

Pursuant to the Business Combination Agreement, on the terms and subject to the conditions set forth therein, on the Closing Date (i) SPAC Merger Sub merged with and into TWOA, with TWOA surviving the merger (the “SPAC Merger”) and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Mergers (as defined below) (the “Effective Time”) was automatically canceled and deemed no longer outstanding, in exchange for the right of the of each holder thereof to receive a substantially equivalent security of the Company, par value $0.0001 per share (the “LPA Ordinary Shares”), which were issued in favor of TWOA shareholders collectively in an aggregate amount of 3,897,747 LPA Ordinary Shares, not including the PIPE Shares (as defined below); (ii) Company Merger Sub merged with and into LLP, with LLP surviving the merger (the “Company Merger,” and, together with the SPAC Merger, the “Mergers”) and, in connection therewith, each issued and outstanding security of LLP immediately prior to the Effective Time of the Mergers was automatically cancelled and deemed no longer outstanding, in exchange for the right of each holder thereof to receive LPA Ordinary Shares, which were issued in favor of LLP shareholders collectively in an aggregate amount of 26,312,000 LPA Ordinary Shares; and (iii) as a result of the Mergers, TWOA and LLP each became wholly-owned subsidiaries of the Company and LPA Ordinary Shares were listed on NYSE American (“NYSE American”), all upon satisfaction or waiver of the terms and conditions set forth in the Business Combination Agreement, the documents and agreements ancillary to the Business Combination Agreement (the “Ancillary Documents”), and in accordance with applicable law (collectively, the “Transactions”), including, as described under Item 4 of this Report, LLP and LPA’s waiver of the Minimum Cash Condition (as defined herein), as described herein.

On February 16, 2024, TWOA entered into a subscription agreement (the “PIPE Subscription Agreement”) with Bonaventure Investments Holding Inc. (such investor and its permitted successors and assigns, the “Subscriber”) to purchase 1,500,000 TWOA Class A Ordinary Shares (the “PIPE Shares”) at a price of $10.00 per share, for an aggregate purchase price of $15,000,000, in a private placement (the “PIPE Investment”) that was consummated at the Effective Time. The PIPE Shares were converted into 1,500,000 LPA Ordinary Shares in connection with the Mergers.

In connection with the Extraordinary General Meeting of TWOA’s shareholders held on March 25, 2024 (the “Extraordinary General Meeting”), certain TWOA public shareholders exercised their redemption rights in connection with the Business Combination for an aggregate payment of $44,142,847, and as a result, as of the Effective Time of the Mergers, the TWOA public shareholders owned approximately 0.3% of the LPA Ordinary Shares, HC PropTech Partners III LLC, a Delaware limited liability company (the “Sponsor”), initial shareholders of TWOA and other holders of TWOA founder shares owned approximately 12.0% of the LPA Ordinary Shares, the LLP shareholders owned approximately 83.0% of the LPA Ordinary Shares and the Subscriber owned approximately 4.7% of the LPA Ordinary Shares.

Moreover, certain other related agreements were entered into in connection with the Business Combination, including the Voting Agreement, Founder Registration Rights Agreement Amendment, Sponsor Letter Agreement, Amendment to Insider Letter Agreement, and PIPE Subscription Agreement, each as defined in the Company’s Registration Statement on Form F-4 (File No. 333-275972), as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2023 and declared effective on March 12, 2024 (the “Form F-4”). As described in the Form F-4, certain other related agreements were entered into in connection with the consummation of the Business Combination, including the Registration Rights Agreement, the Amendment to the Founder Registration Rights Agreement, and the Second Amendment to the Letter Agreement, each of which are filed as exhibits to this Report, as well as certain agreements described under the heading “Recent Developments” in Item 4 of this Report.

The transaction was unanimously approved by the board of directors of TWOA and was approved at the Extraordinary General Meeting. TWOA’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, LLP and TWOA became wholly-owned direct subsidiaries of the Company. On March 28, 2024, the LPA Ordinary Shares commenced trading on the NYSE American under the symbol “LPA.”

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated herein by reference, the “Report”) to (i) “we,” “us,” “our,” “Company” or “LPA” refer to Logistic Properties of the Americas, a Cayman Islands exempted company, and its consolidated subsidiaries, (ii) “TWOA” refers to two, a Cayman Island exempted company, and (iii) “LLP” refers to LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama.

Certain amounts that appear in this Report may not sum due to rounding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements relate to, among other things, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements may include, but are not limited to, statements about:

●	expectations regarding (and LPA’s ability to meet expectations regarding) LPA’s strategies and future financial performance, including LPA’s future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures, and

●	LPA’s ability to invest in growth initiatives;

●	the outcome of any legal proceedings that may be instituted against TWOA, LLP, LPA and others following consummation of the Business Combination Agreement;

●	the ability of LLP and LPA to raise financing in the future and comply with restrictive covenants related to indebtedness;

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, LPA’s ability to grow and manage growth and profitability, maintain relationships with customers and suppliers and retain its management team and key employees;

●	the projected financial information, anticipated growth rate, and market opportunity for LPA, and its estimates of expenses and profitability;

●	LPA’s ability to maintain its listing on NYSE American following the Business Combination;

●	geopolitical risk, including the impacts of the ongoing conflict between Russia and Ukraine, and changes in applicable laws or regulations;

●	anticipated economic, business, and/or competitive factors;

●	anticipations regarding the impact of any major disease or epidemic that disrupts LPA’s business;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on LPA’s resources;

●	exchange rate instability;

●	the possibility that expansion of LPA’s customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;

●	LPA’s ability to retain and grow its customer base;

●	LPA’s success in finding and maintaining future strategic partnerships and inorganic opportunities;

●	the potential liquidity and trading of public securities of LPA;

●	the ability of LPA to respond to general economic conditions;

●	expansion and other plans and opportunities of LPA;

●	any downturn in the real estate industry;

●	the ability of LPA to manage its growth effectively;

●	the ability of LPA to develop and protect its brand; and

●	the ability of LPA to compete with competitors in existing and new markets and offerings.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of this Report and the “Risk Factors” section in the Form F-4, which section is incorporated herein by reference. Accordingly, you should not rely on these forward- looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The directors and executive officers of the Company are set forth in the Form F-4, in the section titled “Management of Pubco Following the Business Combination,” and under Item 6.A of this Report, which are incorporated herein by reference. The business address for each of the Company’s directors and executive officers is Plaza Tempo, Edificio B Oficina B1, Piso 2 San Rafael de Escazú, San José, Costa Rica.

B. Advisers

Baker & McKenzie LLP has acted as U.S. securities counsel for LLP and the Company and continues to act as U.S. securities counsel for the Company following the completion of the Business Combination.

Ogier (Cayman) LLP has acted as counsel for LLP and the Company with respect to Cayman Islands law and continues to act as counsel for the Company with respect to Cayman Islands law following the completion of the Business Combination.

C. Auditors

WithumSmith+Brown, PC has acted as TWOA’s independent registered public accounting firm as of and for the years ended December 31, 2023 and 2022.

Deloitte & Touche, S.A. has acted as LLP’s independent registered public accounting firm as of and for the years ended December 31, 2022 and 2021. We intend to retain Deloitte & Touche, S.A. as the Company’s independent registered public accounting firm.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of September 30, 2023, after giving effect to the Business Combination and the PIPE Investment:

Capitalization of the Company on an unaudited pro forma combined basis as of September 30, 2023.

(USD in thousands)	As of September 30, 2023
Short-term debt	-
Long term debt – current portion	$10,543
Total short-term debt	10,543
Long-term debt	224,145
Total debt	$234,688
Shareholders’ equity
Common shares	$3
Share premium	212,507
Retained earnings	16,955
Foreign currency translation reserve	(19,790)
Total shareholders’ equity	$209,675
Non-controlling interests	35,431
Total equity	$245,106
Total capitalization	$479,794

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company and LLP are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

Item 4. Information on the Company

A. History and Development of the Company

LPA was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023. For further information on the Business Combination, see “Explanatory Note” above. The mailing address of the Company’s registered office is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and its telephone number is +1 506 2204-7020. The Company’s principal executive office address is 601 Brickell Key Drive, Suite 700, Miami, FL 33131 and its chief administrative office is Plaza Tempo, Edificio B Oficina B1, Piso 2 San Rafael de Escazú, San José, Costa Rica.

The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “Information Related to Pubco,” “Description of Pubco Securities,” and “Proposal 1: The Business Combination Proposal – The Business Combination Agreement,” which are incorporated herein by reference. The Company owns no material assets other than its equity interests in its wholly-owned subsidiaries, TWOA and LLP.

The history and development of LLP are described in the Form F-4 under the heading “Information About LLP” which is incorporated herein by reference.

The Company’s principal website address is lpamericas.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

B. Business Overview

Prior to the closing of the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Following and as a result of the Business Combination, all of the Company’s business is conducted through LLP. A description of LLP’s business is included in the Form F-4 under the headings “Information About LLP,” “LLP Industry and Market Overview,” and “Management’s Discussion and Analysis to Financial Condition and Results of Operations of LLP,” which are incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, each of LLP and TWOA became wholly-owned direct subsidiaries of LPA. The organizational chart of LPA is included in the Form F-4 under the heading “Proposal 1: The Business Combination Proposal – The Business Combination Agreement – Organizational Structure – Structure of Pubco after the Business Combination” and is incorporated herein by reference.

D. Property, Plants and Equipment

The Company’s property, plants and equipment are held through LLP and its subsidiaries. Information regarding LLP’s property, plants and equipment is described in the Form F-4 under the heading “Information About LLP” which information is incorporated herein by reference.

Recent Developments

Waiver of the Minimum Cash Condition and Cancellation of Certain TWOA Founder Shares

Pursuant to the Business Combination Agreement, the parties thereto agreed that upon closing of the Business Combination, the SPAC Cash (as defined in the Business Combination Agreement) shall equal or exceed twenty-five million U.S. Dollars ($25,000,000) (the “Minimum Cash Condition”). Pursuant to a waiver letter dated as of March 27, 2024, between TWOA, LLP and LPA and filed as Exhibit 4.2 to this Report, (the “Waiver Letter”), LLP and LPA waived certain closing conditions, including the Minimum Cash Condition.

Pursuant to certain non-redemption agreements (the “Non-Redemption Agreements”) among certain shareholders of TWOA (the “NRA Investors”), TWOA, and two sponsor, prior to the consummation of the Business Combination, the NRA Investors had a right to receive an aggregate of 1,506,764 Class B Ordinary Shares of TWOA upon the consummation of the Business Combination. Pursuant to certain forfeiture agreements, the NRA Investors forfeited their right to receive an aggregate of 365,441 of such Class B Ordinary Shares of TWOA. Upon the consummation of the Business Combination, the NRA Investors received an aggregate of 1,141,323 TWOA Class B Ordinary Shares which were converted into 1,141,323 LPA Ordinary Shares.

Cancellation of Certain LLP Shares

As disclosed in the Form F-4 under the heading “Beneficial Ownership of Securities— Post-Business Combination Beneficial Ownership Table”, the 2,288,000 LLP shares held by LatAm Logistic Investments, LLC (“LLI”) were subject to foreclosure proceedings in connection with a loan that was in default. On June 25, 2015, LLP entered into an agreement with LLI pursuant to which LLP made a loan to LLI secured by shares of LLP held by LLI. Following several increases and extensions, the loan’s final maturity date was December 31, 2023, at which time the principal amount outstanding was $6,950,000. The loan was not paid when due and foreclosure proceedings were begun. On March 12, 2024, LLI entered into an assignment agreement with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive 2,288,000 LPA Ordinary Shares as a result of the Company Merger and the Business Combination Agreement (the “LLI Assigned Shares”). Pursuant to the assignment agreement, LLP agreed to waive its right to receive the LLI Assigned Shares. As a result of the waiver by LLP, Pubco did not issue the LLI Assigned Shares at all.

Forfeiture of Certain Shares by Sponsor and two Sponsor

Pursuant to the Sponsor Letter Agreement dated as of August 15, 2023, entered into by the Sponsor and LLP in connection with the Business Combination Agreement (the “Sponsor Letter Agreement”), the Sponsor agreed to forfeit an aggregate of 1,200,000 TWOA founder shares if the SPAC Cash (as defined in the Business Combination Agreement) did not equal or exceed twenty-five million U.S. Dollars ($25,000,000) upon closing of the Business Combination. As of March 27, 2024, the SPAC Cash did not equal or exceed twenty five million U.S. Dollars. Therefore, the Sponsor forfeited 1,200,000 shares. Pursuant to the Sponsor Forfeiture Letter, filed as Exhibit 4.14 to this Report, of the 1,200,000 shares forfeited, 1,071,918 shares were forfeited by the Sponsor and 128,082 shares were forfeited by two sponsor.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Business Combination, the business of the Company is conducted through LLP, the Company’s direct, wholly-owned subsidiary.

The discussion and analysis of the financial condition and results of operations of LLP are included in the Form F-4 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LLP,” which information is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and executive officers of the Company are set forth in the Form F-4, in the section titled “Management of Pubco Following the Business Combination,” which is incorporated herein by reference. There are no family relationships between any of the persons that serve as the executive officers and directors of the Company. Lastly, except for the Business Combination Agreement, there are no arrangements or understandings with major shareholders or others pursuant to which any of the Company’s executive officers or directors are selected.

B. Compensation

Information pertaining to the compensation of the directors and executive officers of the Company is set forth in the Form F-4, in the section titled “Management of Pubco Following the Business Combination,” which is incorporated herein by reference.

The Company has adopted the Logistic Properties of the Americas Equity Incentive Plan filed as Exhibit 4.5 to this Report (the “Equity Incentive Plan”) in order to give the Company a competitive advantage in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The Equity Incentive Plan permits the grant of options to purchase LPA Ordinary Shares, stock appreciation rights, restricted stock, restricted stock unit awards, performance-based awards, and other equity-based awards, in each case, in respect of LPA Ordinary Shares and cash incentive awards, thus enhancing the alignment of employee and shareholder interests.

The terms of the Equity Incentive Plan are described in the F-4 under the heading “Proposal 5: The Incentive Plan Proposal – Summary of the Logistic Properties of the Americas Equity Incentive Plan,” which information is incorporated herein by reference.

C. Board Practices

Information pertaining to the Company’s board of directors practices is set forth in the Form F-4, in the section titled “Management of Pubco Following the Business Combination,” which is incorporated herein by reference.

D. Employees

Information pertaining to the Company’s employees is set forth in the Form F-4, in the section titled “Information About LLP – Employees,” which is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of LPA Ordinary Shares as of the date hereof by:

●	each person known by us to be the beneficial owner of more than 5% of outstanding LPA Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 31,709,747 LPA Ordinary Shares issued and outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all LPA Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner
	Number of Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers Post-Business Combination(1):
Esteban Saldarriaga	-	-
Annette Fernandez	-	-
Guillermo Zarco B.	-	-
Aris Stamatiadis	-	-
Alvaro Chinchayan	-	-
Thomas McDonald(2)	26,312,000	83.0%
Roger Lazarus	-	-
Gloria Canales Saldaña	-	-
Mauricio Salgar	-	-
Diego Durruty	-	-
All directors and executive officers of Combined Company post-Business Combination as a group	26,312,000	83.0%

Other 5% Shareholders Post-Business Combination:
HC PropTech Partners III LLC(3)(4)	2,130,693	6.7%
JREP I Logistics Acquisition, LP(5)	26,312,000	83.0%

(1) Unless otherwise noted, the business address of each of the following entities or individuals is c/o Logistic Properties of the Americas, Plaza Tempo, Edificio B Oficina B1, Piso 2 San Rafael de Escazú, San José, Costa Rica.

(2) Represents shares held by JREP I Logistics Acquisition, LP (see footnote 5 below) and Latam Logistic Equity Partners, LLC. Latam Logistic Equity Partners is managed by JREP I Logistics Acquisition, LP. Thomas McDonald disclaims beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(3) Mr. Thomas D. Hennessy exercises voting and investment control over LPA shares that are held by HC PropTech Partners III LLC.

(4) The business address of the reporting person is 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448.

(5) Represents shares held by JREP I Logistics Acquisition, LP, Jaguar Real Estate Partners, LP, and Latam Logistic Equity Partners, LLC. Latam Logistic Equity Partners is managed by JREP I Logistics Acquisition, LP. JREP I Logistics Acquisition, LP and Jaguar Real Estate Partners, LP are investment funds managed by JREP GP, LLC. JREP GP, LLC is managed by Jaguar Growth Partners Group LLC, managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of the reporting person is 601 Brickell Key Drive, Suite 700, Miami, FL 33131.

B. Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4 under the headings “LLP Related Party Transactions” and “TWOA Related Party Transactions,” which are incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for financial statements and other financial information.

Legal Proceedings

The Company may, from time to time, and may in the future be, a party to certain claims and legal proceedings incidental to the normal course of the Company’s business. From time to time, LPA may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, LPA is not currently a party to any legal proceedings the outcome of which, if determined adversely to LPA, are believed to, either individually or taken together, have a material adverse effect on its business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. For additional information, see “Risk Factors – Risks Relating to LLP’s Business – We are or may become subject to legal and administrative proceedings or government investigations, which could harm our business and our reputation” in the Form F-4.

Dividend Policy

The Company’s policy on dividend distributions is described in the Form F-4 under the heading “Description of Pubco Securities – Dividends,” which information is incorporated herein by reference.

B. Significant Changes

A discussion of significant changes since December 31, 2022 and September 30, 2023, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.

Item 9. The Offer and Listing

A. Offer and Listing Details

LPA Ordinary Shares are listed on the NYSE American under the ticker symbol “LPA.” Holders of LPA Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that the LPA Ordinary Shares will remain listed on the NYSE American. If the Company fails to comply with the NYSE American listing requirements, the LPA Ordinary Shares could be delisted from the NYSE American. A delisting of the LPA Ordinary Shares will likely affect the liquidity of the LPA Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Information regarding the LPA Ordinary Shares is described in the Form F-4 under the heading “Description of Pubco Securities,” which is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

LPA Ordinary Shares are listed on the NYSE American under the ticker symbol “LPA.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

The Company is authorized to issue 450,000,000 LPA Ordinary Shares, $0.0001 par value each and 50,000,000 preference shares, $0.0001 par value each. As of the Closing Date, there are 31,709,747 LPA Ordinary Shares outstanding and issued.

Information regarding our securities is included in the Form F-4 under the section titled “Description of Pubco Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

The Amended and Restated Memorandum and Articles of Association (“Articles”) of the Company effective as of March 27, 2024 are filed as Exhibit 1.1 to this Report. The description of the Articles of the Company is included in the Form F-4 under the heading “Description of Pubco Securities,” which information is incorporated herein by reference.

C. Material Contracts

Information pertaining to the Company’s material contracts is set forth in the Form F-4 under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LLP – Liquidity and Capital Resources,” “—Debt,” “Information About LLP,” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference. The description of the Business Combination Agreement is set forth in the Form F-4 under the heading “Proposal 1: The Business Combination Proposal – The Business Combination Agreement,” which information is incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of LPA Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in the Company’s Articles on the right of non-residents to hold or vote LPA Ordinary Shares.

E. Taxation

Information pertaining to tax considerations is set forth in the Form F-4 under the headings “Proposal 1: The Business Combination Proposal  Material U.S. Federal Income Tax Considerations” and “Material Cayman Islands Tax Considerations,” which are incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding the Company’s policy on dividends is described in the Form F-4 under the heading “Market Price and Dividend Information,” which information is incorporated herein by reference. The Company has not paid any cash dividends on LPA Ordinary Shares since the Business Combination and currently has no plan to pay cash dividends on such securities in the foreseeable future. The Company has not identified a paying agent.

G. Statement by Experts

The financial statements of LLP as of December 31, 2022 and 2021, and for the years then ended, incorporated by reference herein, have been audited by Deloitte & Touche, S.A., an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of TWOA as of and for the years ended December 31, 2023 and 2022 have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon (which includes an explanatory paragraph relating to TWOA’s ability to continue as a going concern), and are incorporated herein by reference in reliance on such report given upon such firm as experts in auditing and accounting.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LLP,” in the Form F-4 is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements of TWOA as of December 31, 2023 and 2022 in the Form F-4 between pages F-2 and F-22 are incorporated herein by reference.

The audited consolidated financial statements of LLP as of December 31, 2022 and 2021 in the Form F-4 between pages F-24 and F-83 are incorporated herein by reference.

The unaudited condensed consolidated interim financial statements of LLP in the Form F-4 between pages F-84 and F-120 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of LLP and TWOA is attached as Exhibit 15.1 to this Report.

Item 19. Exhibits

We have filed the following documents as exhibits to this Report:

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Logistic Properties of the Americas, dated as of March 27, 2024.

2.1

Specimen Pubco Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on January 16, 2024).

4.1+

Business Combination Agreement, dated as of August 15, 2023, by and among two, LatAm Logistic Properties S.A., and, by a joinder agreement, each of Logistic Properties of the Americas and Logistic Properties of the Americas Subco (incorporated by reference to Annex A to the proxy statement/prospectus to the Company’s Registration Statement on Form F-4 (File No. 333-275972), filed with the SEC on December 8, 2023).

4.2*	Waiver Letter to Business Combination Agreement, dated March 27, 2024, among two, Logistic Properties of the Americas, Logistic Properties of the Americas Subco, and LPA Panama Group Corp.

4.3*	Plan of Merger, dated March 27, 2024 by and between two and Logistic Properties of the Americas Subco.

4.4*	Merger Agreement, dated March 12, 2024, by and between LatAm Logistic Properties S.A. and LPA Panama Group Corp.

4.5*	Logistic Properties of the Americas Equity Incentive Plan.

4.6

Voting Agreement, dated August 15, 2023, by and among two, LatAm Logistic Properties S.A., and JREP I Logistics Acquisition, L.P. (incorporated by reference to Exhibit 10.1 to two’s Current Report on Form 8-K, filed with the SEC on August 21, 2023).

4.7

Lock-Up Agreement, dated August 15, 2023, by and among two, JREP I Logistics Acquisition, L.P., and, by a joinder agreement, Logistic Properties of the Americas (incorporated by reference to Exhibit 10.2 to two’s Current Report on Form 8-K, filed with the SEC on August 21, 2023).

4.8

Amendment to Letter Agreement dated as of August 15, 2023, by and among two, HC PropTech Partners III, LLC, two sponsor, and each of the shareholders of two listed on the signature pages thereto, and, by a joinder agreement, Logistic Properties of the Americas (incorporated by reference to Exhibit 10.3 to two’s Current Report on Form 8-K, filed with the SEC on August 21, 2023).

4.9*

Second Amendment to Letter Agreement made and entered into as of August 15, 2023, by and among two, HC PropTech Partners III, LLC, two sponsor, and each of the shareholders of two listed on the signature pages thereto, and, by a joinder agreement, Logistic Properties of the Americas.

4.10

Founder Registration Rights Agreement, dated March 29, 2021, among two, two sponsor and certain shareholders (incorporated by reference to Exhibit 10.3 to two’s Current Report on Form 8-K, filed with the SEC on April 2, 2021).

4.11*

Amendment to Founder Registration Rights Agreement, dated March 27, 2024, among Logistic Properties of the Americas, two, HC Proptech Partners III, LLC, and each of the Holders listed on the signature pages thereto.

4.12*	Registration Rights Agreement, dated March 27, 2024, among Logistic Properties of the Americas and each of the Holders listed on the signature pages thereto.

4.13

Sponsor Letter Agreement, dated August 15, 2023, by and among HC PropTech Partners III, LLC, LatAm Logistic Properties S.A., and, by a joinder agreement, Logistic Properties of the Americas (incorporated by reference to Exhibit 10.4 to two’s Current Report on Form 8-K, filed with the SEC on August 21, 2023).

4.14*

Sponsor Forfeiture Letter, dated March 27, 2024, by and among two, LatAm Logistic Properties S.A., and by a joinder agreement, Logistic Properties of the Americas, Logistic Properties of the Americas Subco, and LPA Panama Group Corp.

4.15

Loan Agreement, dated April 28, 2023, by and between Banco Nacional de Costa Rica and LatAm Logistic CR Propco Alajuela 1 S.R.L. (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.16

Loan Agreement, dated April 28, 2023, by and between Banco Nacional de Costa Rica and LatAm Propco El Coyol Dos S.R.L. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.17

Loan Agreement, dated April 28, 2023, by and between Banco Nacional de Costa Rica and LatAm Propco Bodegas San Joaquín S.R.L. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.18

Loan Agreement, dated April 27, 2023, by and between Banco Nacional de Costa Rica and LatAm Propco Bodegas Los Llanos S.R.L. (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.19

Loan Agreement, dated November 1, 2023, by and between Banco Davivienda and LatAm Propco Cedis Rurales Costa Rica S.R.L. (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.20

Waiver Letter, dated February 17, 2023, by and between Banco Davivienda and LatAm Logistic CR Propco Alajuela 1 S.R.L. (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.21

Specific Credit Agreement dated June 7, 2021, by and between Banco BAC San José S.A. and 3102784433 S.R.L. (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.22

Addendum No. 1 to the Specific Credit Agreement dated June 7, 2021, by and among Banco BAC San José, S.A., 3-102-784433, S.R.L., LatAm Logistic Pan Holdco Verbena I, S. DE R.L. and Hacienda La Verbena S.A. (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

13

4.34

Loan Agreement, dated as of May 31, 2017, by and between LatAm Logistic Per PropCo Lurin I S.R.L. and International Finance Corporation (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.24

Amended and Restated Loan Agreement, dated as of June 18, 2019, by and between LatAm Logistic Per Propco Lurin I S.R.L. and International Finance Corporation (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.25

Amendment Letter to the Amended and Restated Loan Agreement, dated July 2, 2020, by and between LatAm Logistic Per Propco Lurin I S.R.L. and International Finance Corporation (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.26

Amendment Letter to the Amended and Restated Loan Agreement, dated March 14, 2022, by and between LatAm Logistic Per Propco Lurin I S.R.L. and International Finance Corporation (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.27

Amendment Letter to the Amended and Restated Loan Agreement, dated October 16, 2023, by and between LatAm Logistic Per Propco Lurin I S.R.L. and International Finance Corporation (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.28

Amendment Letter to the Loan Agreement, dated June 30, 2023, by and between LatAm Logistic PER PropCo Lurin I S.R.L. and International Finance Corporation (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.29

Leasing Agreement Number: 257617, dated January 22, 2021 by and between Bancolombia S.A and LatAm Logistic Col Propco Cota 1 S.A.S. (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.30

Amendment No. 01 to Leasing Agreement No. 257617 dated June 10, 2021 by and between Bancolombia S.A and LatAm Logistic Col Propco Cota 1 S.A.S. (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.31

Financial Lease Agreement Leasing No.: 235195 dated November 8, 2019 by and between Bancolombia S.A and LatAm Logistic Col Propco Cota 1 S.A.S. (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.32

Addendum No. 1 to Financial Leasing Agreement No. 235195, dated February 18, 2020 by and between Bancolombia S.A. and LatAm Logistic Col Propco Cota 1 S.A.S. (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on December 8, 2023).

4.33

Addendum No. 2 to Financial Leasing Agreement No. 235195, dated November 3, 2020 by and between Bancolombia S.A and LatAm Logistic Col Propco Cota 1 S.A.S. (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form F-4 (File No. 333-275972 ) filed with the SEC on December 8, 2023).

4.34

Amendment No. 3 to Financial Lease Agreement Leasing No. 235195, dated January 11, 2022. By and between Bancolombia S.A and LatAm Logistic Col Propco Cota 1 S.A.S. (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form F-4 (File No. 333-275972 ) filed with the SEC on December 8, 2023).

4.35

Response to Waiver Request for Leasing Agreements 235195 and 257617, dated September 25, 2023, by and between Bancolombia S.A and LatAm Logistic Col Propco Cota 1 S.A.S. (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form F-4 (File No. 333-275972 ) filed with the SEC on December 8, 2023).

4.36

Subscription Agreement, dated February 16, 2024, by and between two and Bonaventure Investments Holding Inc. (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form F-4 (File No. 333-275972) filed with the SEC on March 5, 2024).

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of LLP and TWOA.

15.2*	Consent of WithumSmith+Brown, PC, independent registered accounting firm for TWOA.

15.3*	Consent of Deloitte & Touche, S.A., independent registered accounting firm for LLP.

* Filed herewith.

+ Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). Logistic Properties of the Americas agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LOGISTIC PROPERTIES OF THE AMERICAS

By:	/s/ Esteban Saldarriaga
Esteban Saldarriaga
Chief Executive Officer

15