Form 20-F
period 2024-12-31
Logistic Properties of the Americas
filed 2025-04-02
CIK 1997711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Plaza Tempo, Edificio B
Oficina B1, Piso 2
San Rafael de Escazú,
San José, Costa Rica
+506 2204-7020
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, par value $.0001 per share	LPA	NYSE American
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of April 2, 2025, the issuer had 31,668,601 Ordinary Shares outstanding.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
About this Annual Report
Throughout this Annual Report on Form 20-F (the “Report”), unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,”, "our Company", "our business", “LPA” and “the Company” refer to Logistic Properties of the Americas and its subsidiaries, which prior to the Business Combination (defined below) was the business of Latam Logistics Properties, S.A. and its subsidiaries. References to “LLP” mean Latam Logistics Properties, S.A. and its consolidated subsidiaries, and references to “the registrant” mean LPA.

Due to rounding, amounts in the tables may not sum to totals shown, and percentages may not total 100%.
Financial Statement Presentation
Logistic Properties of the Americas was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023, for the purposes of effectuating the Business Combination described herein. Prior to the consummation of the Business Combination, LPA had no material assets and did not operate any businesses.

LPA qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act. The Company’s audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 ("Audited Financial Statements") have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by International Accounting Standards Board ("IASB"). They are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are reported in U.S. dollars.
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
The historical operations of LLP prior to the Business Combination are deemed to be those of the Company. Thus, the financial statements included in this Report include both the historical operating results of LLP prior to the closing of the Business Combination and the operating results of LPA since the closing of the Business Combination. The Audited Financial Statements included in this Report have been prepared in accordance with IFRS as issued by IASB. See Item 18 of this Report for our Audited Financial Statements and other financial information.
Currency and Exchange Rates
In this Report, unless otherwise specified, all monetary amounts are presented in U.S. dollars and all references to “$” mean U.S. dollars. Certain monetary amounts described herein have been expressed in U.S. dollars for convenience only and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this Annual Report to:

•“Business Combination” refers to the business combination contemplated by the Business Combination Agreement.
•“Business Combination Agreement” refers to that certain business combination agreement, dated as of August 15, 2023, as it may be amended or supplemented, between and among TWOA and LLP, and by a joinder agreement, each of LPA, SPAC Merger Sub and Company Merger Sub.

•“BVC” refers to the Colombian Stock Exchange.
•“Charter” refers to LPA’s amended and restated memorandum and articles of association.

•“Class A” in the context of real estate refers to the classification of industrial properties that typically possess most of the following characteristics: (a) built within the last 15 years; (b) concrete tilt-up construction or steel frame; (c) clear height in excess of 32 feet, (d) a ratio of dock doors to floor area that is more than one door per 10,000 square feet; (e) energy efficient design characteristics suitable for current and future tenants; (f) truck courts at least 98 feet deep; (g) optimized column spacing and (h) high load capacity floors.
•“Closing” refers to the closing of the transactions contemplated by the Business Combination Agreement.
•“Closing Date” refers to March 27, 2024, the date on which the Closing occurred.
•“Code” refers to the Internal Revenue Code of 1986, as amended.
•“Colombia” refers to the Republic of Colombia.
•“Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto.
•“Company Merger Sub” refers to LPA Panama Group Corp., a company formed under the laws of Panama and, prior to its merger with LLP upon the consummation of the Business Combination, a wholly-owned subsidiary of LPA.
•“Company Merger” refers to the merger of Company Merger Sub with and into LLP, with LLP continuing as the surviving company.
•“Costa Rica” refers to the Republic of Costa Rica.
•“CPI” refers to the consumer price index.
•“DPA” refers to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto.
•“Effective Time” refers to the effective time of the Mergers.
•“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.
•“Founder Registration Rights Agreement” refers to that certain registration rights agreement, dated as of March 29, 2021, entered into by TWOA, the Sponsor, the two sponsor and the other parties thereto, as amended by the Founder Registration Rights Agreement Amendment and as may be further amended.
•“Founder Registration Rights Agreement Amendment” refers to the amendment to the Founder Registration Rights Agreement, dated as of March 27, 2024, entered into by LPA, TWOA, the Sponsor and two sponsor and the other parties thereto.
•“GLA” or “Gross Leasable Area” refers to the total area designed for or capable of occupancy by tenants for their exclusive use.
•“IASB” refers to the International Accounting Standards Board.
•“IFRS” refers to the International Financial Reporting Standards, as issued by the IASB.

•“Insider Letter Agreement” refers to the letter agreement, dated March 29, 2021, among TWOA, two sponsor, the executive officers and directors of TWOA at the time of the IPO, and the current insiders, as amended.
•“IRS” refers to the U.S. Internal Revenue Service.
•“JOBS Act” refers to Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended.
•“JREP” refers to JREP I Logistics Acquisition, LP, the controlling shareholder of LPA, and throughout this Report, representing the holder of shares held by JREP I Logistics Acquisition, LP, Jaguar Real Estate Partners, LP, and Latam Logistic Equity Partners, LLC.

• “Leased GLA” refers to the GLA in operating properties and properties under development that are subject to a lease.

•“LLP” refers to LatAm Logistic Properties, S.A., a corporation organized under the laws of Panama together with its consolidated subsidiaries.
•“LLP Shareholder” or “LLP Shareholders” refer to the holders of LLP ordinary shares prior to the consummation of the Business Combination.
•“Logistic Properties of the Americas,” “LPA,” “we,” “us,” “our,” “the Company” or “our company” means Logistic Properties of the Americas, a Cayman Islands exempted company together with its subsidiaries.

•“LPA Board” refers to the board of directors of LPA.
•“LPA Shareholders” refers to, collectively, the holders of Ordinary Shares.

•“Lock-Up Agreement” refers to the lock-up agreement, dated as of August 15, 2023, entered into by TWOA, JREP I Logistics Acquisition, LP and, by a joinder agreement, LPA in connection with the Business Combination Agreement, as may be amended and in effect from time to time.
•“Mergers” means, collectively, (a) the SPAC Merger and (b) the Company Merger.
•“NYSE American” refers to NYSE American LLC.
•“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved a state of Stabilization.
•“Ordinary Shares” refers to the ordinary shares of LPA, par value $0.0001 per share.
•“PCAOB” refers to the Public Company Accounting Oversight Board (or any successor thereto).
•“Peru” refers to the Republic of Peru.
•“PFIC” refers to a passive foreign investment company.
•“PIPE Investment” refers to the private placement of 1,500,000 TWOA Class A ordinary shares at a price of $10.00 per share, consummated simultaneously with the Closing.
•“PIPE Shares” refers to the 1,500,000 TWOA Class A ordinary shares purchased under the PIPE Investment.

•“PIPE Lock-Up Agreement” refers to the lock-up agreement dated as of March 27, 2024, entered into by TWOA and the PIPE Subscriber as may be amended and in effect from time to time.
•“PIPE Subscription Agreement” refers to the subscription agreement dated February 16, 2024, entered into by TWOA and Bonaventure Investments Holding Inc. (as assigned to Guadalupe Assets Inc., the "PIPE Subscriber"), as may be amended and in effect from time to time.
•“Registration Rights Agreement” refers to the registration rights agreement dated as of March 27, 2024 by and among JREP I Logistics Acquisition LP, LatAm Logistic Equity Partners, LLC the Company and TWOA, as may be amended and in effect from time to time.

•“RNVE” refers to the Registro Nacional de Valores y Emisores.
•“SEC” refers to the U.S. Securities and Exchange Commission.
•“Securities Act” refers to the U.S. Securities Act of 1933, as amended.
•“SPAC Merger Sub” refers to Logistic Properties of the Americas Subco, a Cayman Islands exempted company and, prior to its merger with TWOA upon consummation of the Business Combination, a wholly-owned subsidiary of LPA.
•“SPAC Merger” refers to the merger of SPAC Merger Sub with and into TWOA, with TWOA continuing as the surviving company.
•“Sponsor” refers to HC PropTech Partners III LLC, a Delaware limited liability company.

•“Stabilization” in the real property context, refers to the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% GLA occupancy rate, and such properties are referred to as “Stabilized Properties.”
•“Trading Day” refers to any day on which Ordinary Shares are tradable on NYSE American (or the principal securities exchange or securities market on which Ordinary Shares are then traded).
•“Transfer Agent” refers to Continental Stock Transfer & Trust Company, in its capacity as LPA’s transfer agent.
•“TWOA,” refers to two, a Cayman Islands exempted company and upon the consummation of the Business Combination, a wholly-owned subsidiary of LPA.
•“two Sponsor” refers to two sponsor, a Cayman Islands exempted company.

•“TWOA Class A Ordinary Shares” refers to TWOA’s Class A ordinary shares, par value $0.0001 per share.
•“U.S. GAAP” refers to generally accepted accounting principles as in effect in the United States of America.

EMERGING GROWTH COMPANY, FOREIGN PRIVATE ISSUER
AND CONTROLLED COMPANY STATUS
The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing of the Business Combination, (b) in which the Company has total annual gross revenue of at least $1.235 billion, or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of Ordinary Shares held by non-affiliates is at least $700 million as of the last business day of the Company’s prior second fiscal quarter, and (ii) the date on which the Company issues more than $1.0 billion in non-convertible debt during the prior three-year period. The Company has taken advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that the Company’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.
As a “foreign private issuer,” the Company is subject to different U.S. securities laws than domestic U.S. issuers. The rules governing the Company's disclosure requirements differ from those governing U.S. corporations pursuant to the Exchange Act. The Company is exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” the Company’s officers and directors and holders of more than 10% of the issued and outstanding Ordinary Shares, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of ordinary shares as well as from Section 16 short swing profit reporting and liability. In addition, JREP currently controls a majority of the voting power of the outstanding Ordinary Shares. As a result, the Company is a “controlled company” as defined under the NYSE American rules. As long as the Company maintains a controlled company status under that definition, it has the option to utilize specific exemptions from corporate governance regulations.
Due to the Company’s classification as a “foreign private issuer” and a “controlled company,” among other things, the Company is exempt from certain requirements, specifically the Company is not required to have (1) a majority of the board of directors consisting of independent directors, (2) a compensation committee consisting of independent directors, (3) a nominating committee consisting of independent directors, or (4) regularly scheduled executive sessions exclusively with independent directors each year.

Accordingly, the Company’s shareholders may not receive the same protections afforded to shareholders of companies subject to all of NYSE American’s corporate governance requirements. The Company would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the Company’s executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States. As an emerging growth company, the Company has elected to comply with certain reduced public company reporting requirements. Similar to emerging growth companies, foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if the Company no longer qualifies as an emerging growth company but remains a foreign private issuer, it will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer. For further details, see “Risk Factors – Risks Relating to LPA Operating as a Public Company – As a “foreign private issuer” under the rules and regulations of the SEC, LPA is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE American requirements applicable to U.S. public issuers.” If at any time the Company ceases to be a foreign private issuer, it will take all action necessary to comply with the applicable rules of the SEC and NYSE American.

The Company believes that its established corporate governance practices align with the NYSE American standards and provide appropriate protection to its shareholders, while maintaining compliance with Cayman Islands law. We currently adhere to the corporate governance practices outlined in the Companies Act and other laws and regulations of the Cayman Islands in lieu of the NYSE American corporate governance rules. However, certain NYSE American requirements differ from our practices, specifically regarding shareholder meeting notices (Section 703), annual meeting timing (Section 704), proxy solicitation requirements (Section 705), and independence requirements for committee composition for both the nomination committee (Section 804) and compensation committee (Section 805). While we maintain these committees, we do not intend to comply with the independence composition requirement as it is not required by Cayman Islands law.

For further details, see the section of this Report entitled “Item 16G — Corporate Governance.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Forward-looking statements relate to our business plans, objectives, expectations, financial outlook, financial performance and other matters. Such statements are typically identified by terms such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions. However the absence of these terms does not preclude a statement from being forward-looking. Forward-looking statements are based on management’s current beliefs, assumptions and available information as of the date of this Report. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.
These forward-looking statements reflect management's current expectations, forecasts and assumptions and are subject to various risks, uncertainties and potential changes in circumstances. These statements speak only as of the date of this Report. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this Report address various subjects, which include, but are not limited to, statements regarding:
•expectations regarding, and LPA’s ability to meet expectations regarding, LPA’s strategies and future financial performance, including LPA’s future business plans or objectives, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures;
•LPA’s ability to invest in growth initiatives;
•the outcome of any legal proceedings that may be instituted against LPA;
•the ability of LPA to raise financing in the future and comply with restrictive covenants related to indebtedness;
•the ability to fully realize the benefits of the Business Combination, which may be affected by, among other things, competition, LPA’s ability to grow and manage growth and profitability, maintain relationships with customers and suppliers and retain its management team and key employees;
•the projected financial information, anticipated growth rate, and market opportunity for LPA, and its estimates of expenses and profitability;
•LPA’s ability to maintain its listing on NYSE American
•global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and related conflicts in the Middle East, which may exacerbate market pressures and economic volatility;
•increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and related conflicts in the Middle East;
•developments in or changes to the laws, regulations and governmental policies governing our business;
•anticipated economic, business, and/or competitive factors;
•potential impacts of public health crises, including pandemics, epidemics, or other widespread health crises that may disrupt LPA’s business operations, supply chain or market conditions;
•litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on LPA’s resources;
•exchange rate instability;
•the possibility that expansion of LPA’s customer offerings or certain operations may subject it to additional legal and regulatory requirements, including tort liability;
•LPA’s ability to retain and grow its customer base;
•LPA’s success in finding and maintaining future strategic partnerships and inorganic opportunities;
•the potential liquidity and trading of public securities of LPA;
•the ability of LPA to respond to general economic conditions;
•LPA's strategic expansion plans, including geographic expansion, new markets and other plans;
•any downturn in the real estate industry;
•the ability of LPA to manage its growth effectively;
•the ability of LPA to develop and protect its brand; and
•the ability of LPA to compete with competitors in existing and new markets and offerings.

•economic, political and social developments in Colombia, Costa Rica, and Peru, including political instability, currency devaluation, inflation, and unemployment; and
•the economic performance of Colombia, Costa Rica, and Peru, including their competitiveness as exporters of manufactured and other products to the United States and other key markets, and the impact of global economic conditions on these markets.

Forward-looking statements are provided for illustrative purposes only and do not guarantee future performance. The factors discussed under “Risk Factors” and elsewhere in this Report may materially affect the Company's future results and could cause actual outcomes to differ from those expressed or implied by these forward-looking statements.
The risks described under “Risk Factors” are not exhaustive, and other sections of this Report identify additional factors that could adversely affect the Company's business, financial condition, and operations. As new risk factors emerge from time to time, the Company cannot predict nor fully assess their impact, either individually or in combination, on actual results, which may differ materially from any forward-looking statements. The Company assumes no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events, or otherwise, except as required by law.
This Report contains statements reflecting the Company's beliefs, plans, objectives, expectations, opinions, and intentions based on information available as of the date of this Report. While the Company believes such information provides a reasonable basis for these statements, investors should note that such information may be limited or incomplete and should not be relied on as comprehensive. These statements should not be construed to indicate that the Company has conducted an exhaustive review of all potentially relevant information. Although we believe the plans, objectives, expectations, opinions and intentions reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, objectives, expectations, opinions, intentions, or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in this Annual Report.

SUMMARY OF RISK FACTORS
The following summarizes the material risks that could adversely affect our business, results of operations, financial condition, cash flows or prospects. While this section summarizes key risks, additional risks currently not known or considered immaterial could also impact our operations. Any of these risks could materially affect our business and cause a decline in the trading price of our securities. You should carefully consider all the information set forth in this Report including, but not limited to, the risks set forth in this “Item 3. Key Information—D. Risk Factors."
Risks Relating to Our Business and Industry
•Risks relating to changes in the market conditions of the industrial and logistics real estate industry, including economic slowdowns or downturns in leasing activity, which may adversely affect our business operations and financial condition;
•Risks relating to interest rate fluctuations, property value fluctuations, including decreases in the fair value of our investment properties, changes in local market conditions and increased operating costs of our real estate investments;
•Risks relating to potential tenant lease defaults and terminations, which could materially impact our rental revenue stream and affect our financial condition;
•Risks relating to an increase in competition, which could lead to lower occupancy rates and reduced rental income;
•Risks relating to our ability to raise capital through the financial markets, divestitures or other sources;
•Risks relating to our indebtedness, which may affect our cash flow and expose our properties to the risk of foreclosure;
•Risks relating to covenants in our loan agreements, which limit our ability to pursue certain business opportunities and our inability to obtain waivers to debt covenants in our loan agreements;
•Risks relating to certain provisions in our lease agreements, which may limit our contractual rights and remedies in the jurisdictions where we operate;
•Risks relating to our insurance coverage, which may not cover all potential losses or liabilities, including but not limited to property damage, business interruption, and third-party claims;
•Risks relating to our tenants’ failure to maintain required insurance coverage, which could expose us to potential uninsured property claims and liability;
•Risks relating to potential to write-downs or write-offs, restructuring and impairment or other charges, impairment losses in the value of our assets due to market conditions;
•Risks relating to the delays in the development of new properties, including increases in construction costs, delays in obtaining or failure to obtain required governmental approvals, licenses, and permits necessary for our operations;
•Risks relating to the exercise of eminent domain by the governments of the countries in which we operate;
•Risks relating to our failure to execute our growth strategy or the acquisition of properties with potential valuation uncertainties, integration challenges, undisclosed liabilities, and operational disruptions;
•Risks relating to liability claims from construction defects, design flaws, or other actions;
•Risks relating to a single segment business in real estate investments, which are not as liquid as certain other types of assets and have substantial revenue concentration, which is vulnerable to sector specific downturns;
•Risks relating to potential events of system failures or cybersecurity breaches and other technology disruptions;
•Risks associated with artificial intelligence (“AI”) and other new technologies;
•Risks relating to failure to remediate material weaknesses found in our internal control systems and maintain effective internal controls over financial reporting;
•Risks relating to a deterioration of our relationships with local communities may adversely affect our business continuity, reputation, liquidity, and results of operations;
•Risks relating to deterioration of our current or future joint ventures, which could impact our reputation, customer relationships, and overall business performance.
Risks Relating to International Matters and Supply Chain
•Risks relating to foreign exchange risks, including our failure to mitigate our exposure to foreign currency fluctuations, which could adversely affect our financial results and cash flows;
•Risks relating to potential political instability in the United States, regulatory uncertainty, tariff threats and trade tensions;
•Risks relating to current and future disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas;
•Risks relating to increases in energy prices, raw materials, equipment or wages due to inflation, changes in tariffs and duties and our inability to fully pass through input costs;
•Risks relating to Colombia, Costa Rica, and Peru as emerging market economies;
•Risks relating to adverse economic conditions, changes in political and social governmental policies in Colombia, Costa Rica, and Peru, including but not limited to inflation, recession, currency devaluation, or political instability.

•Risks relating to the availability and price increases of key resources, such as water and electricity in Colombia, Costa Rica, and Peru;
•Risks relating to legislative or regulatory action with respect to tax laws and regulations could adversely affect us;
•Risks relating to developments in the U.S. and other countries that may adversely affect Colombia’s, Costa Rica’s, and Peru’s economy;
•Risks relating to labor activism, union activities, work stoppages, or failure to maintain satisfactory labor relations.
Investment and Securities Risks
•Risks relating to market volatility, including fluctuations in interest rates, increases in our borrowing costs and credit spreads;
•Risks relating to LPA’s ownership structure consisting of its ownership in LLP as its sole asset, which may be insufficient to make distributions on Ordinary Shares or satisfy financial obligations;
•Risks relating to analysts’ reports, which may differ from LPA’s actual results and affect the price and trading volume of its Ordinary Shares;
•Risks relating to our failure to maintain an active, liquid trading market for Ordinary Shares, which may limit investors' ability to sell shares at desired prices or quantities;
•Risks relating to the volatility or decline of the price of Ordinary Shares, regardless of our operating performance or due to significant sales of Ordinary Shares in the market;
•Risks relating to our failure to meet the listing requirements of NYSE American;
•Risks relating to the potential dilution and share impacts from the issuance of additional Ordinary Shares under the Equity Incentive Plan;
•Risks relating to LPA’s inability to pay cash dividends in the foreseeable future;
•Risks relating to LPA’s potential need for additional capital, which could result in additional dilution to our shareholders;
•Risks relating to the substantial influence of certain existing shareholders over our company;
•Risks relating to certain shareholders’ ability to profit from share sales even during price declines, which may adversely affect other shareholders;
•Risks relating to LPA’s expectation to continue to incur higher costs as a result of operating as a public company;
•Risks relating to our reliance on LPA’s key personnel and their limited experience managing a U.S. public company;
•Risks relating to LPA’s Cayman Islands incorporation, limiting shareholders’ ability to enforce rights through U.S. courts and to enforce a U.S. judgment against LPA outside of the United States;
•Risks relating to provisions in the Charter that inhibit a takeover of LPA;
•Risks relating to LPA’s status as a “foreign private issuer” and related exemptions to the SEC disclosure requirements;
•Risks relating to LPA’s “controlled company” and “emerging growth company” status and reduced transparency and shareholder protections compared to domestic public issuers.
Regulatory and Compliance Risks
•Risks relating to the extensive regulation of our operations across multiple jurisdictions such local anti-corruption, anti-bribery, anti-money laundering, environmental, labor, health, construction and safety regulations and potential non-compliance with such regulations could result in substantial fines, criminal sanctions and operational restrictions;
•Risks relating to changes in tax laws, incentives, benefits and regulations could increase our real estate taxes;
•Risks relating to potential legal and administrative proceedings or government investigations;
•Risks relating to changes in government policies and judicial decisions in the countries where we operate;
•Risks relating to LPA’s status as a passive foreign investment company for U.S. federal income tax purposes and the resulting adverse tax consequences for U.S. investors.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
A.Directors and Senior Management
Not applicable.
B.Advisers
Not applicable.
C.Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
A.Offer Statistics
Not applicable.
B.Method and Expected Timetable
Not applicable.
Item 3. Key Information
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The following risk factors apply to our business and operations. These risk factors are not exhaustive, and investors are encouraged to perform their own research with respect to our business, financial condition and prospects. You should carefully consider all the following risk factors, together with all of the other information included or incorporated by reference in this Report, including the financial information.
Risks Relating to Our Business and Industry
In addition to the other information contained in this Report, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the risk factors described below, which include both material and other identified risks, but are not exhaustive. Additional risks whether currently unknown or deemed immaterial, or common to businesses generally, may materially adversely affect our business, financial condition, results of operations and cash flows.
If any of the risks outlined below materialize, whether individually or in combination, they may materially and adversely affect LPA's business, financial condition, results of operations, cash flows and future outlook. This can potentially result in a decline in the market price of Ordinary Shares, and could result in a partial or total loss of your investment. Generally, investing in securities of issuers from emerging market countries, such as Colombia, Costa Rica and Peru, carries risks that differ from those associated with investing in securities from U.S. issuers.
Our business success significantly depends on general economic and specific market conditions within the industrial and logistics real estate industry. Any adverse changes in these conditions, including economic slowdowns or downturns in real estate asset values or leasing activity may materially and adversely affect our business operations, financial condition, results of operations and future prospects.
Our operating results and financial performance are significantly influenced by macroeconomic conditions and specific market dynamics within the industrial and logistics real estate sector. As a result, our financial and operating performance, the value of our real estate assets, our revenue stream and our ability to implement our business strategy may be affected by changes in national and regional economic conditions.
The performance of the real estate markets in which we operate tends to be cyclical and tied to the condition of the U.S. economy and the economies in the countries in which we operate, including Colombia, Costa Rica and Peru, as well as to investors’ perceptions of the global economic outlook. Fluctuations in nominal gross domestic product (GDP), increased inflation, rising interest rates, declining employment levels, declining levels of investments and economic activity, declining demand for real estate, declining real estate values and periods of general economic slowdown or recession, or perceptions that any of these events may occur or are occurring, have had a negative impact on the real estate market in the past and may adversely affect our future performance. In addition, the performance of the economies of the countries in which we operate may be dependent on or driven by one or more specific industries and by other factors affecting local economies. Other factors that may affect general economic conditions or local real estate conditions include: population and demographic trends, employment and personal income trends, income and other tax laws, changes in interest rates and availability and costs of financing, increased operating costs (including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents), changes in the price of oil, construction costs and weather-related events. Our ability to reconfigure our portfolio rapidly in response to changes in economic conditions is extremely limited.
In addition, some of our principal expenses, including the service of our debt, income and real estate taxes and operating and maintenance costs, including insurance costs, do not decrease when market conditions are unfavorable. These factors may impair our ability to respond in a timely manner to downturns in the performance of our industrial properties and may adversely affect our business, financial condition, results of operations and prospects. Any recession and/or downturn in the real estate industry, which may affect us again in the future, could give rise to:
•a general decline in the price of rents or less favorable terms for new leases or renewals;
•the depreciation of the value of the properties in our portfolio;
•increased vacancy rates or our inability to lease our properties on favorable conditions;
•our inability to collect rents from our tenants;
•reduced levels of demand for industrial space and industrial facilities, or changes in consumer preferences vis-à-vis our available properties;
•an increased supply of industrial facilities or more suitable spaces in the markets in which we operate;
•higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, reduced availability of financing on favorable terms and shortage of mortgage loans, lines of credit and other capital resources, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets or refinance our debt;
•measures that limit our ability to develop acquired land pursuant to existing plans;
•increased costs and expenses, including, among other things, for insurance, labor, energy, real estate appraisals, real estate taxes and compliance with applicable laws and regulations; and
•the adoption of restrictive government policies or the imposition of limitations on our ability to pass on costs to our customers.
Furthermore, we expect that a limited number of financial institutions will hold all or most of our cash, including some institutions located in the United States. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default or failure of any bank with which we maintain a commercial relationship. The U.S. Federal Deposit Insurance Corporation provides deposit insurance of $250,000 per depositor, while non-U.S. banks where we maintain some or all of our funds, typically provide insurance coverage of less than US$50,000, per depositor, per insured bank. The amounts that we have in deposits in U.S. banks and non-U.S. may exceed these insurance amounts. Therefore, if the governments in the U.S. and other countries where our funds are held do not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. The occurrence of any default or failure of any of the banks in which we have deposits could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If severe adverse economic and market conditions similar to past major financial crises were to reoccur, our performance and profitability could deteriorate significantly. In such event, we may not be able to comply with our financial covenants under our loan agreements and may be forced to seek waivers or amendments from our lenders or to refinance our indebtedness on terms that are consistent with our financial condition. No assurance can be given that we would be able to secure any such waiver or amendment on favorable terms or at all. In addition, if our business deteriorates, we may not have a level of liquidity sufficient to repay our debt at its maturity in the coming years, which would materially and adversely affect our business, financial condition, results of operations and prospects.
Interest rates fluctuations may increase our borrowing costs and affect the valuation of our real estate portfolio, potentially impacting our financial performance and investment returns.
Fluctuations in interest rates present a risk for the development of new projects and therefore the growth rate of our business, to the extent that substantial increases in interest rates may affect the profitability of our investment opportunities, including financing of the development or acquisition of properties. We cannot assure that interest rates will remain stable in the countries in which we operate. Any substantial increase in interest rates could negatively affect our business and financial condition.
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
Moreover, if interest rates increase, then so would the interest expense on our unhedged variable rate debt, which would adversely affect our business, financial condition, results of operations and prospects. As of December 31, 2024 and December 31, 2023, 63% and 65%, respectively, of our outstanding indebtedness bore fixed interest rates, respectively. In addition, we refinance fixed rate debt at times when we believe rates and terms are appropriate. Our efforts to manage these exposures may not be successful. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our business, financial condition, results of operations and prospects. Termination of interest rate hedge contracts typically involves costs, such as transaction fees or breakage costs.
Our real estate investments are subject to specific risks, including property value fluctuations, changes in local market conditions, and increased operating costs, any of which could materially and adversely affect our business operations.
Investments in real estate properties carry varying degrees of risk. While we employ comprehensive risk mitigation strategies, through portfolio diversification across geographies, industries, and tenant bases, supported by thorough market research, certain inherent risks remain unavoidable. Factors that may affect real estate values and cash flows include:
•local conditions, such as oversupply or a reduction in demand;
•technological changes, such as reconfiguration of supply chains, automation, Artificial Intelligence ("AI"), robotics, 3D printing, digital transformation and other technologies;
•the competitiveness of our properties and related services, relative to other available properties, including factors such as condition, amenities, and service quality;
•increasing costs of maintaining, insuring, renovating and making improvements to our properties;
•our ability to reposition our properties due to changes in the business and logistics needs of our customers;

•our ability to achieve optimal lease rates with appropriate escalation clauses is tied to inflation or exchange rates, while maintaining effective control over variable operating expenses;
•regional socioeconomic factors, including but not limited to, crime rates, civil unrest, demographic changes, and public safety concerns;
•governmental and regulatory compliance obligations, including potential liabilities arising from environmental regulations, community rights, zoning restrictions, land use requirements, taxation, tariffs and other applicable laws and regulation; and
•supply chain disruptions, price volatility, and regulatory restrictions affecting essential utilities and key resources, including but not limited to, water and electricity, may materially impact the construction activities and operational costs across our markets, with particular exposure in our Latin American operations, including Colombia, Costa Rica, and Peru.
These risk factors, individually or in combination, could materially impair our ability to recover our invested capital, require significant impairment charges and adversely affect our financial performance and returns to investors.
Our clients operate in certain specific industrial sectors in Colombia, Costa Rica and Peru. Thus, our business operations may be adversely affected by an economic downturn in any of these sectors.
Our clients operate across various industrial sectors across Colombia, Costa Rica and Peru. As of December 31, 2024, our tenant base in terms of Leased Area was comprised primarily of companies engaged in the Consumer Goods Distribution (35.6%), Retail (30.5%), Third-Party Logistics (25.6%), and other industries (8.3%). Our exposure to these industries subjects us to the risks associated with these sectors. Companies operating in these industries are subject to various risks, including:
(a) macroeconomic fluctuations affecting consumer spending patterns and commercial activity within the respective jurisdictions, including GDP growth, inflation rates and currency exchange fluctuations;
(b) changes in applicable laws and regulations governing international trade, taxation, customs procedures, cross-border transactions, and foreign investment restrictions;
(c) infrastructure constraints, including but not limited to, insufficient warehousing capacity, logistical bottlenecks, and last-mile delivery challenges; and
(d) supply chain disruptions resulting from natural disasters, political instability, or global events.
The occurrence of any of these risks, individually or in combination, could have a material adverse effect on our business, financial condition, and results of operations.
We derive a substantial portion of our revenues from tenant lease payments, and our business could be materially and adversely affected if a significant number of our tenants, particularly our major tenants, default on their lease obligations.
Our primary revenue stream derives from rental income generated by tenants at our industrial real estate properties. Accordingly, our performance depends on our ability to collect rent payments from our tenants and on our tenants’ ability to make those payments. The revenues and financial resources available to service our debt and make distributions could be materially and adversely affected if a significant number of our tenants, or any of our major tenants, or tenants affected in certain geographic regions, were to postpone the commencement of their new leases, decline to extend or renew their existing leases upon expiration, default on their rent and maintenance-related payment obligations, close down or reduce the level of operations of their businesses, enter reorganization proceedings or similar proceedings, or file for bankruptcy. Any of these events may be the result of various factors affecting our tenants. Any of these events could result in the suspension of the effects of each lease, the termination of the relevant lease and the loss of or decrease in the rental income attributable to the suspended or terminated lease.
Upon expiration of a lease, if a tenant does not renew, we may be unable to secure a new tenant for the property, may need to incur substantial capital expenditures to re-lease the relevant properties, or the terms of the renewal or new lease (including the cost of renovations for the customer) may be less favorable to us than current lease terms. If a significant number of tenants were to default on their obligations under their leases, we could experience delays and incur substantial expenses in enforcing our rights as landlord.

A general decline in the economy may result in a decline in demand for space at our properties. As a result, tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. Any such event could result in the termination of that tenant’s lease and losses to us, and funds available for distribution to investors may decrease. If tenants were unable to comply with the terms of their leases for any reason, including because of rising costs or falling sales, we may deem it advisable to modify lease terms to allow tenants to pay a lower rent or smaller share of taxes, insurance and other operating costs. In the event of tenant insolvency or bankruptcy, our ability to recover possession of the premises may be delayed or impaired by the bankruptcy proceedings or related legal procedures. We also cannot assure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. Bankruptcy laws in some instances may restrict the amount and recoverability of our claims against the tenant. A tenant’s default on its obligations to us could adversely affect our financial condition and the cash we have available for distribution.
We have experienced delinquencies in rental payments historically in our lease portfolio. We cannot make assurances that this will not continue to occur in the future. See “Item 4.D. Information on the Company – Property, plants, and equipment.”
Any increase in competition could lead to lower occupancy rates and rental income and could result in fewer investment opportunities.
We compete with a growing number of investors, developers of real estate projects and operators of industrial properties in Colombia, Costa Rica and Peru, many of which offer products similar to ours or may be interested in the same assets or properties. Some of our competitors may have significantly larger financial and other resources than ours and may have greater risk tolerance and different investment criteria than our established parameters permit.
Our principal competitors include Grupo Montecristo and Mobilaire, which operate industrial properties in Costa Rica, and Aldea Logistica Global S.A.C., which operates industrial properties in Peru. Additional competitors include Megacentro and Bodegas San Francisco Inmobiliaria Alquife S.A.C., which own industrial assets in Peru and Chile. We also compete with local real estate investment trusts ("REITs"), which own a significant number of industrial properties in Costa Rica. In addition, in the future we may face competition from other regional market participants or new market entrants as they emerge.
Any future increase in competition could lead to a decrease in the number of investment opportunities available to us, to an increase in the bargaining power of prospective sellers of real estate assets or to an increase in the value of real estate assets that may be attractive to us. Moreover, financially stronger competitors may have more flexibility than we do to offer rent incentives in order to attract tenants. If our competitors offer space for lease at prices below the prevailing market prices or which are lower than the prices we currently charge to our tenants, we may lose existing or potential tenants and may be forced to reduce our prices or offer substantial rent abatement, improvements, early termination options or more favorable renewal terms in order to retain our tenants when their leases expire. In any such event, our business, financial condition, results of operations and prospects could be materially and adversely affected.
With an increasing number of competing businesses offering rentals in a limited market, the likelihood of higher vacancy rates also rises. The growing competition for tenants requires the implementation of comprehensive tenant acquisition and retention strategies, including enhanced property management services and competitive lease structures. In response to expanding market options, the Company may experience downward pressure on rental rates, potentially affecting our ability to maintain or increase our current rate structure while remaining competitive in tenant acquisition and retention. This can materially and adversely affect our business, financial condition, results of operations and prospects.
We are dependent on our ability to raise capital through financial markets, divestitures or other sources to meet our future growth expectations.
Our business growth and real estate portfolio expansion depend on our ability to secure financing, divest assets and access other capital resources. While we may seek institutional financing. there can be no assurance that we will successfully access such or other capital sources. We also face the risk that the terms of available new financing may not be as favorable as the terms of our existing indebtedness, particularly increased interest rates, and we may be forced to allocate a material portion of our operating cash flow to service our debt, which would reduce the amount of cash available to fund our operations and capital expenditures or future business opportunities or for other purposes.
In addition, our ability to raise capital through the issuance and sale of ordinary shares to finance our future growth will depend in part on the prevailing market prices for our Ordinary Shares, which depends on a number of market conditions and other factors that may fluctuate from time to time, including:
•the market demand and investor sentiment;

•our financial performance and our tenants' financial performance;
•our ability to meet market and investor expectations regarding our business performance and growth;
•the reports of financial analysts with respect to our business;
•the prevailing economic and political environments in Colombia, Costa Rica, and Peru;
•the condition of the capital markets, including changes in the prevailing interest rates for fixed-income securities;
•the prevailing legal environments in Colombia, Costa Rica, and Peru with respect to the protection of minority shareholder interests;
•shareholder distributions including share repurchases or dividends, if any, which are contingent upon our operating cash flows derived from revenue increases from our developments, acquisitions, rental income, and the impact of committed projects and capital expenditures; and
•other factors, such as changes in regulation (including, in particular, any changes in tax, labor and environmental regulation) or the adoption of other governmental or legislative measures affecting the real estate industry generally or us particularly.
Any deterioration of our credit rating may materially impair our ability to obtain additional debt or equity financing on favorable terms, or at all. Our credit ratings are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analysis of us. Our credit ratings can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. There can be no assurance that we will be able to maintain our credit ratings. In the event our credit ratings deteriorate, it may be more difficult or expensive to obtain additional financing or refinance existing obligations or commitments. Also, a downgrade in our credit would trigger additional costs or other potentially negative consequences under our current and future credit facilities and debt instruments.
Failure to secure additional capital on commercially reasonable terms could materially and adversely impact our future growth, business operations, financial condition, results of operations and prospects.
Our levels of indebtedness may affect our cash flows and expose our properties to the risk of foreclosure.
Since 2016, we have grown our portfolio through the development of new logistics and industrial real estate properties. Historically, we have financed our acquisitions and real estate purchases with equity contributions of our shareholders and cash proceeds from secured loans and credit facilities that have been typically secured by a mortgage or similar interest on the relevant property. If we were to acquire stabilized portfolios in the future, we may continue to use this acquisition strategy and enter into similar secured loans. As of December 31, 2024, our total outstanding debt was $265.9 million. For more information on our existing indebtedness, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”
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
In addition, we may be subject to risks related to our financing in the form of debt instruments, including the risk that our cash flow may not be sufficient to meet our scheduled payments of principal and interest, the risk that we may be unable to refinance our debt (particularly as a result of our failure to renegotiate terms with large numbers of investors) and the risk that our level of indebtedness may increase our vulnerability to economic or industry downturns, placing us at a disadvantage compared to other competitors that are less leveraged. Our debt service obligations may also limit our flexibility to anticipate or react to changes in the real estate industry or the business environment generally, including by incurring additional debt to take advantage of attractive opportunities. Our failure to comply with the financial and other restrictive covenants in the agreements that govern our indebtedness would constitute an event of default that, unless cured or waived, would result in our failure to service our indebtedness and the foreclosure on the properties securing our obligations. Moreover, our reputation could be damaged and/or our business harmed if we are viewed as developing properties that fail to meet their financial obligations, suffer sustained losses on investments made, default on a significant level of loans or experience significant foreclosure of our properties. If any of these risks were to materialize, our business, financial condition and results of operations could be materially and adversely affected.
The agreements governing our existing indebtedness include financial and other covenants that impose limitations on our ability to pursue certain business opportunities or to take certain actions.
The agreements governing our existing indebtedness, or any future indebtedness we incur, include or are likely to include financial and other covenants that impose limitations on our ability to:
•incur additional indebtedness;
•repay our debts prior to their stated maturities;
•create or incur additional liens;
•divest assets when they are subject to collateral restrictions;
•transfer or sell certain assets or merge or consolidate with other entities;
•implement mergers, spin-offs or business reorganizations of our business;
•enter into certain transactions with affiliates;
•sell shares in our subsidiaries and/or enter into joint ventures; and
•take certain other corporate actions that would otherwise be desirable.
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
As of December 31, 2022, we were not in compliance with certain debt covenants set forth in our loan agreements with Banco Davivienda, Bancolombia and ITAÚ. Since the liabilities were payable on demand as of December 31, 2022, and we did not have the right to defer our settlement for at least twelve months after that date, we reclassified the debt balance with Banco Davivienda, Bancolombia and ITAÚ totaling $87,366,478 to be current liabilities as of December 31, 2022. We received waivers for the requirement to comply with the Banco Davivienda and Bancolombia financial covenants on February 17, 2023 and September 25, 2023, respectively. In April 2023, we refinanced our Banco Davivienda debt, thereby relieving any covenant requirement with that lender. The Bancolombia waiver was effective through December 31, 2023.We obtained additional waivers relating to compliance with the debt service coverage ratio as required by our loan covenants with Bancolombia for the assessment on June 30, 2024 and December 31, 2024. The next testing period for the covenants will occur on June 30, 2025.
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
Certain provisions within our lease agreements may be deemed legally unenforceable in the jurisdictions where we operate, potentially limiting our contractual rights and remedies.

All of our leases are governed by Colombian, Costa Rican, and Peruvian law, as applicable. While some of our leases in Costa Rica provide that the tenant will not be entitled to rent withholding in the event of damage to or destruction of all or part of the relevant property (which are known as “hell or high water” provisions), under applicable law, the tenant will not accrue rent until repairs are made or may request a rent abatement equal to the percentage of the property that became damaged or destroyed. Our leases in Peru and Colombia do not include hell or high water provisions, and instead provide that in extraordinary situations, tenants may suspend rent payments for as long as the extraordinary situation results in the inability to use the leased property. Furthermore, if the extraordinary situation makes the use of the leased property permanently or definitively impossible, the tenant may invoke the termination of the contract. Additionally, some or all of our leases are subject to arbitration provisions. In those cases, we cannot give any assurance as to whether an arbitrator in the applicable country would uphold the relevant provisions of our leases or find them unenforceable. In the latter event, our rental income would decrease and our business, financial condition, results of operations and prospects could be adversely affected.
Our insurance coverage may not cover all the risks to which we may have exposure.
We carry insurance coverage for our properties against various risks, including general liability, earthquakes, floods and business interruption. We determine the type of coverage, and the policy specifications and limits based on what we deem to be the risks associated with our ownership of properties and our business operations in specific markets. That coverage typically includes property damage and rental loss insurance resulting from perils such as fire, windstorm, flood, and commercial general liability insurance. We believe our insurance coverage contains the policy specifications and insured limits customarily carried by companies owning similar properties, and taking part in similar business activities in our industry in Costa Rica, Colombia and Peru.
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
Our tenants may default on their obligation to maintain required insurance coverage which could expose us to uninsured property damage and liability claims.
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
A decrease in the fair value of our investment properties may adversely affect our results of operations.
Our investment properties are measured at fair value as of the end of each reporting period by a third-party appraiser. The fair value of the investment properties can be impacted by factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead us to recognize an investment property valuation loss. The value of our investment properties is based on the net present value of our investment properties’ future net operating income and other revenues from or charges against those assets, divided by a discount rate determined by a third-party appraiser. The discount rate may vary as a result of changes in interest rates and other market conditions over which we have no control. The higher the discount rate, the lower the value of our assets. In 2024, 2023, and 2022, we recognized a gain on the revaluation of our investment properties of $32.3 million, $20.2 million, and $3.5 million, respectively.
If we determine that there is a decrease in the fair value of our investment properties, we will adjust the net carrying value of the relevant investment property to account for that loss, which may materially and adversely affect the collateral provided to creditors (thereby requiring additional collateral to be provided) or our results of operations for the relevant reporting period and our business, financial condition, results of operations and prospects.
We are subject to risks related to the development of new properties, including due to an increase in construction costs and supply chain issues.
We are subject to risks related to our development and leasing activities that may adversely affect our results of operations and available cash flows, including, among others, the risk that:
•we may not be able to lease space in our new properties at profitable prices;
•we may abandon development opportunities and fail to capitalize on our investments in research and valuation in connection with those opportunities;
•we may not be able to obtain or may experience delays in obtaining all of the requisite zoning, building, occupancy and other governmental permits and authorizations;
•the feasibility studies for the development of new properties may prove incorrect once the development has commenced;
•our business activities may not be as profitable as expected as a result of increased costs of land reserves;
•actual costs of construction of a project may exceed our original estimates or the construction may not be completed on schedule, for example, as a result of delays attributable to contractual defaults, local climate conditions, nationwide or local strikes by construction workers or shortages of construction materials or electric power or fuel for our equipment, any of which would render the project less profitable or unprofitable;

•we may be forced to incur additional costs to correct defects in construction design or that are demanded by our tenants; and
•we may be held jointly liable for any underlying soil contamination on any of our properties with the party that caused that contamination, even if that contamination was not identifiable by us.
Any of these risks could give rise to material unanticipated delays or expenses and could in certain circumstances prevent the completion of our development or renovation projects once they have commenced, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Construction materials, labor, and other related expenses can fluctuate, impacting the overall cost of developing new properties. In Colombia, for example, according to the Departamento Administrativo Nacional de Estadística (DANE) construction costs measured through the Índice de Costos de la Construcción de Edificaciones (ICOCED) determined that warehouse construction costs increased by an average 4.28% in 2024 and 8.49% in 2023. Such cost increases can affect project budgets, profitability, and timelines. Regarding supply chain issues, Colombia’s geography and transportation infrastructure can present challenges in procuring construction materials and equipment. Delays or disruptions in the supply chain, whether due to natural disasters, political unrest, or global events, can impact project timelines and increase costs.
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
We rely on an extensive network of suppliers around the world that produce and deliver the materials we require for construction of new buildings or improvements. Our results are, therefore, impacted by current global supply constraints that have led to increased lead times, back-ordered products and scarcity.
We may fail to maintain, obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.
We are subject to numerous governmental and local regulations and require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we will continue to satisfy the current or new conditions to those approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals.
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
We may not be successful in executing our growth strategy if we are unable to make acquisitions of real estate.
Our growth strategy depends significantly on our ability to acquire and develop real estate assets when market opportunities arise and our failure to successfully execute such acquisitions could materially impact our business objectives. Our ability to make acquisitions on favorable terms and to integrate them successfully into our existing operations is subject to various risks, including the risk that:
•we may not be able to acquire desired properties particularly in markets in which we do not currently operate;
•we may require additional land reserves to achieve our portfolio growth objectives;
•we may not be able to obtain financing for the relevant acquisition given our existing leverage position and increased interest rates;
•acquired properties may not be accretive to our financial results, or achieve targeted occupancy rates and operational benchmarks;
•we may not be able to generate sufficient operating cash flows to make acquisitions;
•improvement, or renovation costs may exceed initial budget projections to develop properties;
•competition from other potential acquirers may significantly increase the purchase price of a desired property;
•we may expend substantial resources on potential acquisitions that fail to close due to unsatisfied closing conditions or unsatisfactory due diligence results;
•we may not be able to obtain any or all regulatory approvals necessary to complete the acquisition, including from regulatory authorities in the countries in which we operate;
•the process of pursuing and consummating an acquisition may distract the attention of our management team from our existing business operations;
•we may experience delays (temporary or permanent) if there is public or government opposition to our activities in any of the markets in which we operate; and
•we may not be able to rapidly and efficiently integrate new acquisitions, especially acquisitions of real estate portfolios, to our existing operations.
We cannot provide assurances that we will successfully execute our acquisition strategy or effectively manage the various risks associated with our growth initiatives. If we are unable to find suitable acquisition targets, or if we find them and are unable to complete the acquisitions on favorable terms or to manage acquired properties to meet our goals, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, we face risks arising from the acquisition of properties not yet fully developed or in need of substantial renovation or redevelopment, including, in particular, the risk that we overestimate the value of the property, the risk that the cost or time to complete the renovation or redevelopment will exceed our budget and the risk that the relevant location is never developed. Those delays or cost overruns may arise from:
•any shortages of materials or skilled labor;
•any delays in receiving materials due to global or regional supply chain disruptions, including transportation delays, trade restrictions, or raw material shortages;

•a change in the scope of the original project;
•the difficulty in obtaining necessary zoning, land-use, environmental, health & safety, building, occupancy, antitrust and other governmental permits;
•economic or political conditions affecting the relevant location;
•an increase in the cost of building materials and equipment;
•the discovery of structural defects, environmental contamination or other latent defects in the property once construction has commenced; and
•delays in securing tenants;
Any failure to complete a development project in a timely manner and within budget or to lease the project after completion could have a material adverse effect on our business, financial condition, results of operations and prospects.
Where opportunities arise, we may explore the acquisition of properties or real estate assets in markets in the countries in which we operate. Our ability to make acquisitions in new markets and to successfully integrate those acquisitions to our existing operations is subject to the same risks as our ability to do so in the markets in which we currently operate. In addition to these risks, we may lack sufficient market expertise, local relationships, and operational experience in new markets we seek to enter, which could adversely affect our ability to expand into or operate in those markets and, consequently, our business, financial condition, results of operations and prospects. We may not be able to achieve the desired return on our investments in new markets. If we are unsuccessful at expanding into new markets, our business, financial condition, results of operations and prospects could adversely be affected.
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
We may be subject to liability claims arising from construction defects, design flaws, or other similar actions in connection with our lease management business.
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
We are focused on a single business segment. Any negative impact on the logistics and industrial real estate industry could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our corporate purpose consists of holding shares in companies engaged in the development, acquisition, leasing, management and financing of modern, efficient and sustainable logistics parks.
To the extent that this particular sector is negatively impacted, all of our operations and our business may be negatively impacted as well. Further, within the industrial segment, we focus on premium assets (Class A). This may present a risk to the extent that it narrows our target market, and therefore a decrease in demand in this market may affect our growth. Focusing our operations on a single business segment could have a material adverse effect on our business, financial condition, results of operations and prospects.
Real estate investments are not as liquid as certain other types of assets, which may adversely affect our financial condition and results of operations.
Real estate investments are not as liquid as other types of investments and this lack of liquidity may limit our ability to react promptly to changes in economic or other conditions. Significant expenditures associated with real estate properties, such as indebtedness payments, real estate taxes, maintenance costs, and the costs of any required improvements, are generally not reduced when circumstances cause a reduction in income from the investments. In circumstances requiring enhanced liquidity, we may need to dispose of investment properties potentially at prices below market value, which could materially and adversely affect our business, financial condition and/or result of operations. If we believe there is too much of a risk of incurring taxes on any taxable gains from the sale, or if market conditions are not attractive in the relevant regional market, we may not pursue those sales.
We may strategically dispose of properties to redeploy capital into more advantageous real estate investment opportunities. Our ability to sell or contribute properties on advantageous terms is affected by: (i) competition from other owners of properties that are trying to dispose of their properties; (ii) economic and market conditions, including those affecting the different regions where we operate; and (iii) other factors beyond our control. Future market conditions may significantly impact our real estate investments and our ability to dispose of our assets profitably or in a timely manner. If our competitors sell assets similar to assets we intend to divest in the same markets or at valuations below our valuations for comparable assets, we may be unable to divest our assets at favorable pricing or at all. The third parties who might acquire our properties may need to have access to debt and equity capital, in the private and public markets, in order to acquire properties from us. Limited access to capital markets or unfavorable financing terms for potential buyers may delay or prevent property dispositions.
If we experience insufficient liquidity from operations, asset dispositions or existing credit facilities to maintain normal business operations, we may need to find alternative ways to increase our liquidity. Such alternatives may include, but are not limited to, i) divesting properties at below market terms; ii) incurring additional debt; iii) accessing alternative capital resources; iv) executing new leases at reduced rental rates or v) renewing existing leases without rate increases. While we may seek institutional financing, we cannot guarantee access to such or other capital sources. There can be no assurance that these alternative ways to increase our liquidity will be available to us. Our inability to raise additional capital on commercially reasonable terms may adversely impact our growth prospects, financial condition, and results of operations, including our cash flow available for distributions.
Our rental income is concentrated among a limited number of key customers, creating substantial revenue concentration risk.
For the year ended December 31, 2024, our 10 largest tenants by rental income accounted for 46.5% of our rental income and 39.9% of our total Leased GLA. Kuehne & Nagel, Alicorp, Pequeño Mundo, Natura, and PriceSmart were our largest customers in terms of rental income, collectively representing 29.0% of our rental income and 24.2% of our Leased GLA for the year ended December 31, 2024.
If any of our key tenants were to terminate their leases or seek the restructuring of their leases, as applicable, as a result of any conditions affecting any of them, and we were unable to renew those leases on terms reasonably acceptable to these tenants or at all upon their expiration, our business, financial condition and results of operation could be materially and adversely affected. In addition, should any such tenant elect not to renew their leases upon their expiration, depending on the condition of the market at the time, we may find it difficult and time-consuming to lease these properties to new customers. We cannot assure you that we would be able to quickly re-lease any of these properties or at all, or that our results of operations would not be affected as a result of our inability to do so. Any delay in re-leasing a substantial portion of our GLA may affect our business, financial condition and results of operations.
Further, while all of our leases are classified as operating leases, as of December 31, 2024, one of our leases included a purchase option at fair market value at the end of the lease term. As of December 31, 2024, the remaining lease term for this lease is 10.8 years. This lease accounted for approximately 1.6% of our total Leased GLA. If our tenant was to exercise such purchase options, this could affect our business, financial condition and results of operations.
In addition, if any of our key tenants were to experience a downturn in business or a weakening of its financial condition, that tenant may not be able to meet its rent payment obligations when due or could default on its other obligations under its lease, either of which could have a material adverse effect on our business, financial condition and results of operations.
Our business and operations could suffer in the event of system failures, cybersecurity breaches, or other technological disruptions that could compromise our operational capabilities, sensitive data, and financial information, potentially resulting in significant business interruption, financial losses, and reputational damage.
Notwithstanding our implemented system redundancies, security measures and the disaster recovery plans for our internal and hosted information technology systems, our infrastructure remains vulnerable to damages from various sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cybersecurity attacks. In response to increasingly sophisticated and evolving cybersecurity threats, we maintain comprehensive processes to identify and assess material cybersecurity risks. Any system failure or incident that causes interruptions in our operations could compromise our operational capabilities, sensitive data, and financial information, potentially resulting in significant business interruption, financial losses, and reputational damage. We may incur additional costs and expenses in remedying damages caused by such disruptions, notwithstanding our reasonable mitigation efforts. Cybersecurity incidents affecting our third-party vendors, sub-processors, or service providers could result in unauthorized access to information or service disruptions, which may ultimately result in financial losses. Despite our detection systems and response procedures, the increased frequency of sophisticated cybersecurity threats (i.e. malware, ransomware, phishing and business email compromise) may cause a significant disruption to our business operations and lead to increased costs to respond to such incidents, including additional personnel, consultants and protection technologies. Any compromise of our security could result in a violation of applicable privacy laws and other regulations, unauthorized access to our information and of others, significant legal and financial exposure, loss or misuse of the information and a loss of confidence in our security measures, which could materially and adversely affect our business operations. Furthermore, while we maintain cyber liability insurance, certain, remediation costs, fines, penalties, and other losses arising from security incidents may exceed our insurance coverage limits or be excluded from coverage under our policy.
Our business is exposed to certain risks associated with AI and other new technologies.
Information and operational technology systems continue to evolve and, in order to remain competitive, we must implement new technologies in a timely, cost-effective and efficient manner. For example, nowadays a major number of software, hardware, services and in general technological solutions vendors are including AI components for a very wide range of applications; and we may find improvement opportunities by developing and applying AI in several of our business and operational processes. These applications may become important in our operations over time. Our ability to implement new technologies, including AI, may affect our competitiveness and, consequently, our results of operations.
Material weaknesses have been identified in our internal control systems. Failure to remediate these weaknesses and maintain an effective internal control over financial reporting could impair our ability to provide timely and accurate, financial reporting, potentially damaging investor confidence and materially affecting our business operations and financial results.
Prior to the consummation of the Business Combination, we were publicly registered in Colombia and not subject to the financial reporting requirements of the SEC and have not had the accounting personnel and other resources required for SEC financial reporting purposes and to monitor such work while maintaining appropriate segregation of duties. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In the course of preparing our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As a result of the issues described above, deficiencies were identified, that either individually or in the aggregate, resulted in the identification of material weaknesses related to each component of the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, including control environment, risk assessment, control activities, information and communication, and monitoring activities. The material weaknesses led to the material misstatement and subsequent restatement of our consolidated financial statements for the years ended December 31, 2022 and 2021, and if not remediated timely may lead to material misstatements in the future. Following the identification of the material weaknesses, we have taken and plan to continue to take remedial measures. We cannot assure, however, that these measures will fully address these material weaknesses in our internal control over financial reporting or that we will not identify additional material weaknesses or significant deficiencies in the future.
To address our identified material weaknesses, during 2024, we have adopted and intend to continue to adopt several measures intended to improve our internal control over financial reporting. These measures include strengthening our finance, operations and information technology teams, and implementation of further policies, processes and internal controls relating to our financial reporting. Specifically, our planned remediation efforts are discussed in Item 15.
We continue to enhance corporate oversight over process-level controls and structures to ensure that there is appropriate assignment of authority, responsibility, and accountability to enable remediation of our material weaknesses. As we continue to evaluate, and work to improve our controls, management may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary. The actions we are taking are subject to ongoing senior management review, as well as oversight from the board of directors of LPA. However, these material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. There is no assurance that we will be able to remediate the material weaknesses in a timely manner or that in the future additional material weaknesses will not exist or otherwise be discovered. If we are not able to remediate these material weaknesses, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could adversely affect our business, financial condition, results of operations and prospects.
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
Adverse developments in our joint ventures could have significant repercussions for our reputation, customer relationships, and overall business performance.
Our engagement in joint ventures exposes us to risks that could adversely impact our reputation and brand value. While joint ventures can provide strategic benefits, including access to new markets and shared resources, they also entail significant reliance on our partners’ actions and reputations. If a partner in a joint venture were to engage in unethical business practices, experience operational failures, or face legal or regulatory actions, the negative publicity and reputational damage could extend to our Company, regardless of our level of involvement or culpability. Such incidents could lead to material adverse effects, including but not limited to, decreased customer trust, loss of business opportunities, potential liability issues, and negative impacts on our financial performance and results of operations.

Additionally, differences in corporate culture, standards, and values between us and our joint venture partners may lead to conflicts that can further jeopardize our reputation in the marketplace. Maintaining a strong and consistent brand identity while collaborating with joint venture partners poses ongoing operational and reputational challenges.
As a result, adverse developments in our joint ventures could have significant repercussions for our reputation, customer relationships, and overall business performance. While we implement rigorous due diligence processes and monitor our joint venture partners closely, there can be no assurance that our efforts will be successful in mitigating these reputation-related risks.
Risks Relating to International Matters and Supply Chain
Our multinational operations expose us to foreign exchange risks, which may materially impact our reported financial results and cash flows.
Exchange rate fluctuations could adversely affect the economies of the countries in which we operate, and therefore, our results of operations. For example, the revenues, costs and expenses of our operations in Colombia are denominated in local currency (Colombian peso). Therefore, a material devaluation of the Colombian peso against the U.S. Dollar may affect the profitability of projects, and consequently, our business financial conditions and results of operations when measured in US dollars. Additionally, fluctuations of the Costa Rican colon and Peruvian sol can affect our tax expenses. Exchange fluctuations can also have significant implications for businesses operating in Peru due to the country’s dependence on international trade and exposure to global economic conditions.
We cannot assure you that any measures taken by the governments in the countries in which we operate would be sufficient to control any resulting fiscal or exchange imbalances.
Despite implementing hedging strategies, we may not be able to effectively mitigate our exposure to foreign currency fluctuations and interest rate risks, potentially resulting in adverse financial impact.
We may attempt to mitigate our risk by borrowing in the currencies in which we have significant investments thereby providing a natural hedge. We may also enter into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. Although we attempt to mitigate the potential adverse effects of changes in foreign currency rates there can be no assurance that those attempts will be successful. In addition, we occasionally may use interest rate swap contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows. As of December 31, 2024, none of our indebtedness was hedged with interest rate hedge contracts.
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
Potential political instability in the United States, regulatory uncertainty, tariff threats and trade tensions
Our business operations may be adversely affected by political instability and changes in regulatory policies stemming from the current political landscape in the United States. The ongoing polarization in U.S. politics and the shifts in leadership could lead to changes in economic policy, regulation, and public sentiment that may adversely impact our industry globally.
Following the 2024 U.S. presidential election, the incoming administration has indicated potential changes to existing trade and economic policies. The new U.S. administration’s threat of reinstating tariffs or imposing new tariffs on imports could significantly affect our cost structures and pricing strategies in the countries where we operate. The uncertainty surrounding potential tariff policies may complicate our supply chain planning and international trade relationships, increase costs for raw materials and goods, impacting our profitability and competitive positioning in the market.
Additionally, changes in international trade policies and relationships may affect global commodity prices and market conditions and could have a material adverse impact on our business and results of operations. The adoption and expansion of trade restrictions; changes in the current U.S.-China relations, including on-going trade tensions; or other changes in governmental policies related to taxes, tariffs, trade agreements or any other policies are difficult to predict, and could adversely affect the demand for our products, our costs, our customers, our suppliers and the U.S. economy and consequently could have a material adverse effect on our cash flows, competitive position, financial condition or results of operation.
As a result, the uncertainty surrounding the geopolitical environment, the looming threat of tariffs, and escalating trade tensions globally may hinder our ability to forecast future performance and implement strategic initiatives effectively. Despite our risk management efforts and mitigation strategies, we cannot provide any assurance that such measures will be successful in addressing or minimizing the impact of political, regulatory, and trade-related risks on our business operations and financial results.
Current and future disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas.
Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions. The ongoing war between Russia and Ukraine, may exacerbate market pressures and economic volatility. Although the duration and impact of the ongoing military conflict remains unpredictable, the hostilities have cause and may continue to cause significant market disruptions, including disrupted supply chains and international trade, volatility in commodity prices, credit and capital markets. In February 2022, Russia launched a full-scale military invasion of Ukraine, and the resulting conflict has led to sanctions and other penalties being levied by the United States, European Union and other countries mainly against Russia, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. The war is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyberattacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in those countries. Any of the foregoing consequences, including those we cannot yet predict, may have a material adverse effect on our business, financial condition, liquidity and results of operations.
Additionally, the conflict between Israel and the military-winged Islamic organization called Hamas, escalated on October 7, 2023, when Hamas infiltrated Israel’s Southern border from the Gaza Strip and carried out a series of attacks against civilian and military targets, including firing rockets toward Israeli cities. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The intensity and duration of Israel’s current war against Hamas remain uncertain, as do its economic implications for the Company’s business, operations, and the broader global geopolitical landscape.
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
Colombia, Costa Rica, and Peru are emerging market economies, with risks to our results of operations and financial condition.
The Colombian, Costa Rican, and Peruvian governments have exercised, and continue to exercise, significant influence over their economy. Accordingly, Colombian, Costa Rican, and Peruvian governmental actions concerning the economy and state-owned enterprises could have a significant impact on Colombian, Costa Rican and Peruvian private sector entities in general, as well as on market conditions, prices and returns on Colombian, Costa Rican, and Peruvian securities. We cannot predict the impact that political developments in Colombia, Costa Rica, and Peru will have on the Colombian, Costa Rican, and Peruvian economies, nor can we provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations or the market price of our shares. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our shares may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability, and other political, social and economic developments in or affecting Colombia, Costa Rica, and Peru.
The Colombian, Costa Rican, and Peruvian economies in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Colombia, Costa Rica, or Peru; however, they have imposed foreign exchange controls in the past. Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Venezuela, have recently been experiencing significant economic downturns and market volatility. These events could have adverse effects on the economic conditions and securities markets of other emerging market countries, including Colombia, Costa Rica, and Peru.
Adverse economic conditions in Colombia, Costa Rica, and Peru, including but not limited to inflation, recession, currency devaluation, or political instability, could materially and adversely affect our financial condition and/or results of operations.
We are a company incorporated in the Cayman Islands with assets and operations in Colombia, Costa Rica, and Peru. As a result, our business, financial condition and/or results of operations may be affected by general economic conditions, depreciation or devaluations of the Colombian peso, the Costa Rica colon, and the Peruvian sol against the U.S. dollar, price volatility, inflation, interest rates, changes in taxation and regulation, crime rates and other economic, political or social developments in or affecting Colombia, Costa Rica, and Peru, over which we have no control. Moreover, in the past, Colombia, Costa Rica, and Peru has experienced economic crises and prolonged periods of slow economic growth, caused by internal and external factors over which we have no control. We cannot give any assurance that the re-occurrence of such conditions will not have a material adverse effect on our business, financial condition and/or result of operations.
Our business may be materially affected by general economic conditions in Colombia, Costa Rica, and Peru, including the rate of inflation, prevailing interest rates and changes in exchange rates between the Colombian pesos, Costa Rica colones, and Peruvian soles and the U.S. dollar. Decreases in Colombia, Costa Rica, and Peru GDP, periods of negative growth and/or increased inflation or interest rates may result in lower demand or prices for our services and products or in a shift to lower margin services and products.
Political and social developments in Colombia, Costa Rica, and Peru as well as changes in their governmental policies could have a negative impact on our business and results of operations.
In Colombia, Costa Rica, and Peru, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations or the use of public referendums could affect Colombia, Costa Rica, and Peru’s political and economic situation, which could, in turn, adversely affect our business. Political disagreements between the executive and legislative branches could come to a standstill and avoid the timely implementation of political and economic reforms, which in turn could have a major adverse effect on Colombia, Costa Rica, and Peru economic policy and, therefore, also on our business. We cannot predict the impact that political, economic and social conditions will have on the Colombia, Costa Rica, and Peru economies. In addition, we cannot guarantee that political, economic or social developments in Colombia, Costa Rica, and Peru, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our shares.

The Governments of these countries have increasingly made significant changes to policies and regulations and may continue to do so in the future. If these governments drastically cut spending in their budgets and it may cut spending in the future which may adversely affect economic growth. Government actions, such as the approval of new law by the Colombia, Costa Rica, and Peru legislature implemented to control inflation, spending cuts and other regulations and policies may include, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects or the market price of our shares may be adversely affected by changes in governmental policies or regulations involving or affecting our management, operations and tax regime.
The Colombia, Costa Rica, and Peru past administrations have taken actions that have significantly undermined investors’ confidence in private ventures following the results of public referendums, such as the cancellation of public and private projects authorized by previous administrations. We cannot assure that similar measures will not be taken in the future, which could have a negative effect on Colombia, Costa Rica, and Peru’s economy.
The governments' actions and policies concerning the economy, social and political conditions, the environment, state-owned or state-controlled companies or state-owned or government-regulated financial institutions, may have a material impact on private sector entities in general and on us in particular, as well as on financial market conditions and the prices of and returns on Colombia, Costa Rica, and Peru securities. Those actions and policies may include interest rate increases, changes in fiscal policy, price controls, currency devaluations, capital controls, limits on imports and other actions, any of which may have a negative impact on our business, financial condition, results of operations and prospects or the market price of our shares and may affect our ability to make distributions to our shareholders.
We cannot predict the impact that economic, social and political instability in or affecting Colombia, Costa Rica, and Peru could adversely affect our business, financial condition, results of operations and prospects or the market price of shares, as well as market conditions and prices of our securities. These and other future developments, over which we have no control, in the Colombia, Costa Rica, and Peru economic, political or social environments may cause disruptions to our business operations and net income.
Reductions in the supply, price increases and other restrictions affecting the supply of key resources, such as water and electricity, may affect the construction industry and the operation of rental facilities in Colombia, Costa Rica, and Peru.
The construction and real estate industries in Colombia, Costa Rica, and Peru are dependent on the availability of resources such as water and electricity. Reduction on the supply, price increases and other restrictions affecting the supply of water and electricity may adversely affect our construction plans or change these plans in the future, or the operations of our tenants and thus their ability to comply with their obligations, and, as a result, negatively impact our business, financial conditions and results of operations.
Legislative or regulatory action with respect to tax laws and regulations could adversely affect us.
We are subject to the tax regulations of Colombia, Costa Rica, and Peru. Tax laws in these countries are continually evolving and we cannot assure you that these governments will not introduce and enact tax reforms or take other actions in response to economic, political or social conditions that could adversely affect our business, financial condition, results of operations and prospects or the market price of our shares. Changes in local tax laws or regulations may lead to an increase in our tax liability.
Additionally, shortfalls in tax revenues in the countries where we operate may lead to more frequent and substantial changes to tax regulations. If such changes occur, we may be required to pay additional taxes on our assets or income. The potential impact of increased tax costs is difficult to quantify and we cannot assure you that these reforms, once enacted, will not adversely affect our financial condition, results of operations and the amount of cash available for dividend distributions.
Developments in the U.S. and other countries may adversely affect Colombia's, Costa Rica's, and Peru’s economies, our business, financial condition and/or results of operations, and the market price of our shares.
The Colombia, Costa Rica, and Peru economies and the business, financial situation and operating results of Colombia, Costa Rica, and Peru companies may be affected to varying degrees by economic and market conditions in other countries. While economic conditions in other countries may differ significantly from economic conditions in Colombia, Costa Rica, and Peru, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Colombia, Costa Rica, and Peru issuers. For example, in the second half of 2008 and part of 2009, market prices for Colombia, Costa Rica, and Peru debt and equity instruments decreased significantly as a result of the financial crisis in the United States and the rest of the world. Other geopolitical events, such as the United Kingdom’s exit from the European Union, changes to United States monetary policy and the military conflicts between Ukraine and

Russia and between Israel and Hamas, have contributed to high volatility and uncertainty in several financial markets, which may affect emerging economies, such as Colombia, Costa Rica, and Peru and may affect our ability to obtain financing or to refinance our indebtedness.
In addition, the U.S. economy heavily influences the Colombian, Costa Rican, and Peruvian economies, and therefore, adverse economic conditions in the United States, a review of policies, including policies relating to restrictions in investments in the oil and electricity sectors in Colombia, Costa Rica, and Peru, or other related events affecting U.S. trade policy concerning Colombia, Costa Rica, and Peru, could have a negative impact on the Colombia, Costa Rica, and Peru economies. Economic conditions in Colombia, Costa Rica, and Peru have become increasingly correlated to economic conditions in the United States as a result of the U.S.-Colombia Trade Promotion Agreement (TPA), the Central America-Dominican Republic Free Trade Agreement (CAFTA-DR), and the U.S.-Peru Trade Promotion Agreement (PTPA) which has induced higher economic activity between the countries.
Likewise, any action taken by the current U.S. or Colombia, Costa Rica, and Peru administrations could have a negative impact on the Colombia, Costa Rica, and Peru economies, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Colombia, Costa Rica, and Peru. Moreover, perceptions that the United States and other countries adopt protectionism measures could reduce international trade, investments and economic growth. The economic and political consequences may have an adverse effect on the Colombia, Costa Rica, and Peru economies, which in turn could affect our business, financial condition, results of operations and prospects, and the market price of our shares. We cannot assure that developments in other emerging market countries, the United States or elsewhere will not have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our shares.
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
Investment and Securities Risks
Market volatility, including fluctuations in interest rates, equity prices, and credit spreads, may materially and adversely affect our financial condition and results of operations.
Financial market volatility may adversely impact credit availability and contribute to economic deterioration in our key markets including Colombia, Costa Rica, Peru, the United States and other global markets. Financial market disruptions could materially and adversely affect our real estate asset valuations and investment portfolio, have a negative impact on the availability of credit generally or on the terms (including maturity) on which we and our subsidiaries are or may be able to secure financing (including refinancing our indebtedness), impair our ability or the ability of our subsidiaries to make payments of principal and/or interest on our outstanding debt when due or to refinance that debt, or impair our clients’ ability to enter into new leases (including leases indexed to inflation or denominated in U.S. dollars) or meet their rent payment obligations under their existing leases.
Global financial markets have previously experienced a crises of unprecedented magnitude, affecting the availability of financing and we may experience such instability again in the future. The uncertainty of the stability of the financial markets may lead market participants to take a more conservative approach, which may in turn lead to decreased demand and price levels in the markets in which we operate. As a result of the above, we may not be able to recover the current carrying value of our properties, land or investments as a means to repay or refinance our indebtedness.
LPA’s sole significant asset consists of its ownership interest in LLP, and such ownership structure may be insufficient to pay dividends or make distributions on the Ordinary Shares, obtain necessary loans to pay operating expenses, or satisfy other financial obligations.
LPA is a holding company and does not directly own any operating assets other than its ownership of interests in LLP. LPA depends and will depend on LLP for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company, and to pay any dividends. The earnings from, or other available assets of LLP may not be sufficient to make distributions or pay dividends, pay expenses or satisfy LPA’s other financial obligations.
Reports published by analysts, including projections in those reports that differ from LPA’s actual results, could adversely affect the price and trading volume of its Ordinary Shares.
LPA’s management currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results LPA actually achieves. LPA’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on LPA downgrades LPA's shares or publishes inaccurate or unfavorable research about its business, the price of Ordinary Shares could decline. If one or more of these analysts cease coverage of LPA or fails to publish reports on it regularly, its share price or trading volume could decline. While LPA’s management expects research analyst coverage, if no analysts commence coverage of LPA, the trading price and volume for Ordinary Shares could be adversely affected.
An active, liquid trading market for Ordinary Shares may not be maintained, which may limit your ability to sell Ordinary Shares at desired prices or in desired quantities.
Although Ordinary Shares are listed on NYSE American under the ticker symbol “LPA,” an active trading market for Ordinary Shares, we cannot assure you that a liquid public market for our Ordinary Shares will be maintained. The current trading price of the Ordinary Shares may not be indicative of the market price of Ordinary Shares that will prevail in the open market going forward. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of Ordinary Shares. An inactive market may also impair our ability to raise capital to fund operations by issuing Ordinary Shares.
The price of Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your Ordinary Shares at or above the offering price.
The price of Ordinary Shares may fluctuate due to a variety of factors, including:
•actual or anticipated fluctuations in LPA's quarterly and annual results and those of other public companies in its industry;
•mergers and strategic alliances in the industry in which we operate;
•market prices and conditions in the industry in which we operate;
•changes in government regulation;
•potential or actual military conflicts or acts of terrorism;
•the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;
•announcements concerning LPA or its competitors; and
•the general state of the securities markets.
These market and industry factors may materially reduce the market price of Ordinary Shares, regardless of LPA’s operating performance.
In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Sales of a substantial number of LPA securities in the public market could adversely affect the market price of Ordinary Shares.
Sales of a substantial number of Ordinary Shares by our existing shareholders in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Ordinary Shares.
As of the date of this Report, approximately 88.11% of our outstanding Ordinary Shares have been registered for resale, pursuant to our registration statement on Form F-1 filed on September 17, 2024 (the “F-1 Registration Statement”). A certain number of the Ordinary Shares that have been registered for resale are subject to contractual lock-up restrictions that prohibit shareholders from selling such securities at this time, including pursuant to the Lock-Up Agreement and the PIPE Lock-Up Agreement. Upon expiration of such contractual lock-up restrictions, the holders of these Ordinary Shares will be able to sell any or all of their Ordinary Shares that have been registered for resale. Further, as of September 17, 2024, JREP beneficially owned in the aggregate 26,312,000 Ordinary Shares, representing approximately 82.74% of all outstanding Ordinary Shares. Subject to the expiration of the lock-up restrictions pursuant to the Lock-Up Agreement, such holder will have the ability to sell any or all of its Ordinary Shares. Given the substantial number of Ordinary Shares that have been registered for potential resale pursuant to our F-1 Registration Statement, the sale of Ordinary Shares by the holders of those Ordinary Shares, or the perception in the market that the holders of a large number of those Ordinary Shares intend to sell Ordinary Shares could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.
In addition, other existing shareholders have registration rights with respect to Ordinary Shares that will become effective 18 months following the Closing Date pursuant to the Founder Registration Rights Agreement, subject to the lock-up restrictions pursuant to the Second Amendment to the Letter Agreement. The registration of these securities, including those registered pursuant to the F-1 Registration Statement, will permit the public resale of such securities, subject to any applicable lock-up periods. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Ordinary Shares.
Our failure to meet the continued listing requirements of NYSE American could result in a delisting of our securities.
If we fail to satisfy the continued listing requirements of NYSE American, such as the corporate governance requirements or the minimum share price requirement, NYSE American may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair the shareholders' ability to sell or purchase our securities at any time. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the NYSE American minimum share price requirement or prevent future non-compliance with NYSE American’s listing requirements.
LPA may issue additional Ordinary Shares under the Equity Incentive Plan, which would dilute the interest of LPA’s shareholders.
As of the date of this Report, LPA has issued 85,410 Ordinary Shares under its Equity Incentive Plan. LPA may issue a substantial number of additional Ordinary Shares under the Equity Incentive Plan. The issuance of additional Ordinary Shares:
•may significantly dilute the equity interest of investors;
•may subordinate the rights of holders of Ordinary Shares if preferred shares are issued with rights senior to those afforded to Ordinary Shares;
•could cause a change of control if a substantial number of shares of LPA are issued, which may affect, among other things, LPA’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of its present officers and directors; and
•may adversely affect prevailing market prices for LPA’s securities, including Ordinary Shares.
LPA may or may not pay cash dividends in the foreseeable future.
Any decision to declare and pay dividends in the future will be made at the discretion of the LPA Board and will depend on, among other things, applicable law, regulations, restrictions (including those contained in the Charter), LPA’s and LLP’s respective results of operations, financial condition, cash requirements, contractual restrictions, the future projects and plans of LPA and LLP and other factors that the LPA Board may deem relevant. In addition, LPA’s ability to pay dividends depends significantly on the extent to which it receives dividends from LLP and there can be no assurance that LLP will pay dividends. As a result, capital appreciation, if any, of Ordinary Shares will be an investor’s sole source of gain for the foreseeable future.
We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.
We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.
Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
As of the date of this Report, our directors and officers collectively own or control an aggregate of 83.36% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.
They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise.
Certain existing shareholders acquired their shares at a price that is less than the market price of our Ordinary Shares as of the date of this Report, and may earn a positive rate of return even if the price of our Ordinary Shares declines and may be willing to sell their shares at a price less than that of shareholders that acquired our shares in the public market would.
Certain existing shareholders may have purchased their respective Ordinary Shares at prices lower than current market prices and may therefore experience a positive rate of return on their investment, even if our public shareholders experience a negative rate of return on their investment. The last reported sales price of the Ordinary Shares on the NYSE American on April 1, 2025 was $8.86. These shareholders may earn a positive rate of return even if the price of our Ordinary Shares decline.
The sale or possibility of sale of these Ordinary Shares, including those that were registered pursuant to our F-1 Registration Statement, could have the effect of increasing the volatility in the Ordinary Share price or putting significant downward pressure on the price of the Ordinary Shares.
LPA incurs and expects to continue to incur higher costs as a result of operating as a public company.
We are a public company and incur significant additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements that we did not incur prior to becoming a publicly traded company. LPA incurs and expects to continue to incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC and NYSE American. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These laws and regulations have increased our legal and financial compliance costs since becoming a public company and has rendered some activities more time-consuming and costly. LPA hired more employees and outside consultants to comply with these requirements, increasing its costs and expenses since becoming a public company. These laws and regulations may make it more difficult and costly to obtain certain types of insurance, including directors’ and officers’ liability insurance, and LPA may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for LPA to attract and retain qualified persons to serve on the LPA Board or board committees or as executive officers. Furthermore, if LPA is unable to satisfy its obligations as a public company or the requirements of NYSE American, it could be subject to delisting of its Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation.

We are dependent on key personnel. The loss of one or more members of our management team, including our Chief Executive Officer, could have a material adverse effect on our operations.
Our continuing success is attributable to a significant degree to the efforts of our management team, including our Chief Executive Officer, Esteban Saldarriaga. Our Chief Executive Officer and other members of our management team have favorable reputations in the real estate industry at both the national and regional level. Our Chief Executive Officer is responsible, to a significant degree, for attracting new business opportunities and leading negotiations with lenders, potential joint venture partners and large institutional clients. The loss of our Chief Executive Officer or any or all of the other members of our management team, including our Chief Financial Officer, Chief Operating Officer, and country managers in Colombia, Costa Rica and Peru, for any reason, their inability to remain in their current positions or our inability to replace them, could have a material adverse effect on our business, financial condition, results of operations and prospects and a negative impact on our business relationships with our lenders and clients.
LPA’s management team has limited experience managing and operating a U.S. public company.
Members of LPA’s management team have limited experience managing and operating a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Its transition to being a U.S. public company subjects LPA to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from its senior management and could divert their attention away from the day-to-day management of its business. LPA may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of U.S. public companies. The development and implementation of the standards and controls necessary for LPA to achieve the level of accounting standards required of a public company may require costs greater than expected. To support its operations as a U.S. public company, LPA has recruited and intends to continue to recruit additional qualified employees and has hired and intends to continue to hire external consultants with relevant experience as it continues to improve its internal controls and procedures. LPA expects that this will result in additional operating costs in future periods. Should any of these factors materialize, LPA’s business, financial condition and results of operations could be adversely affected.

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Organization for Economic Co-operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) initiative as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, (As Revised) (the “Economic Substance Act”) contains economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”. LPA is a Cayman Islands company, so its compliance obligations will include filing an annual notification, which needs to state whether LPA is carrying out any relevant activities and if so, whether LPA has satisfied economic substance tests to the extent required under the Economic Substance Act. If the Cayman Islands Tax Information Authority determines that LPA or any of its Cayman Islands subsidiaries has failed to meet the requirements imposed by the Economic Substance Act, LPA may face significant financial penalties, restriction on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands.

As it is still a relatively new regime, it is anticipated that the Economic Substance Act and associated guidance will evolve and may be subject to further clarification and amendments. LPA may need to allocate additional resources to keep updated with these developments, and may have to make changes to its operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject LPA to penalties under the Economic Substance Act.

Because LPA is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
LPA is an exempted company incorporated under the laws of the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon LPA’s directors or officers, or enforce judgments obtained in the United States courts against LPA’s directors or officers.
LPA’s corporate affairs are governed by the Charter, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. LPA is also subject to the federal securities laws of the United States. The rights of LPA shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of LPA’s directors to LPA under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of LPA’s shareholders and the fiduciary responsibilities of LPA’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
LPA has been advised by its Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against LPA or its directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States or (ii) in original actions brought in the Cayman Islands, to impose liabilities against LPA predicated upon the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.
The Cayman Islands court will not enforce criminal fines and tax judgments and judgments that are contrary to Cayman Islands public policy. However, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
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
LPA is a Cayman Islands exempted company incorporated with limited liability and not all of its assets are located in the United States. In addition, some of LPA’s directors and officers reside outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in the Cayman Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom are not residents of the United States and whose assets may be located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands courts would hear original actions brought in the Cayman Islands against LPA or such persons predicated upon the securities laws of the United States or any state.
Provisions in the Charter may inhibit a takeover of LPA, which could limit the price investors might be willing to pay in the future for LPA’s securities and could entrench management.
The Charter contains provisions that may discourage unsolicited takeover proposals that LPA shareholders may consider to be in their best interests. Among other provisions, subject to the rights of the LPA shareholders as specified in the Charter, the ability of the LPA Board to issue additional shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the LPA Board may determine, to the extent authorized but unissued, and without shareholder approval, may make it more difficult for LPA’s shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for LPA’s securities. However, under Cayman Islands law, the LPA Board may only exercise these rights and powers granted to them under the Charter for a proper purpose and for what they believe in good faith to be in the best interests of LPA.

As a “foreign private issuer” under the rules and regulations of the SEC, LPA is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE American requirements applicable to U.S. public issuers.
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
LPA is a “controlled company” within the meaning of the NYSE American rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
In addition to being a foreign private issuer, LPA is a “controlled company” as defined under the NYSE American rules, because JREP currently controls a majority of the voting power of the Ordinary Shares. For as long as LPA remains a controlled company under that definition, LPA is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of the LPA Board must consist of independent directors, that LPA has to establish a compensation committee composed entirely of independent directors or that LPA has independent director oversight of director nominations. Although LPA currently has a compensation committee and nominating committee, such committees are not composed entirely of “independent directors.” As a result, LPA Shareholders do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For additional information regarding the corporate governance practices LPA follows and intends to follow in lieu of NYSE American requirements, see the section of this Report entitled “Item 16G — Corporate Governance.”
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
As a result, LPA shareholders may not have access to certain information they deem important. LPA cannot predict if investors will find Ordinary Shares less attractive because it relies on these exemptions. If some investors find Ordinary Shares less attractive as a result, there may be a less active trading market and the share price for Ordinary Shares may be more volatile.
Regulatory and Compliance Risks
We are subject to various laws and regulations, including the U.S. Foreign Corrupt Practices Act and local anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in the countries in which we operate, and any violation of these laws or regulations could result in substantial fines, criminal sanctions, operational restrictions, and severe reputational damage, any of which could materially and adversely affect our business, financial condition and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations in Colombia, Costa Rica, and Peru, and similar laws and regulations.
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
Our operations are subject to extensive governmental regulations across multiple jurisdictions, which could materially affect our business operations and financial performance.

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
Additionally, requirements and efforts to address climate change through statutory laws requiring the reductions in greenhouse gas emissions, or GHG emissions, may lead to economic risks and uncertainty for our business. These risks could include costs to process and obtain permits, pay additional taxes, as well as install equipment necessary to reduce emissions to meet new GHG limits or other required technology standards. Given the uncertain nature of current and future legal and regulatory requirements for GHG emissions at local and international levels, it is not possible to predict the impact on operations or financial position, or to make reasonable forecasts of potential costs that may result from those requirements.
Peruvian environmental legislation establishes specific requirements for the development and operation of industrial and logistics real estate projects. These requirements include obtaining environmental permits and licenses, conducting environmental impact assessments, proper management of waste and wastewater, among others. Non-compliance with these laws and regulations can lead to administrative penalties such as fines and temporary or permanent closures of facilities. Additionally, affected parties may file civil lawsuits for damages, resulting in significant legal costs. It is important to note that environmental legislation in Peru is constantly evolving and being updated. Therefore, it is crucial for companies in the industrial and logistics real estate sector to stay updated on legal requirements and ensure proper compliance.
We are exposed to the potential impacts of future climate change and could be required to implement new or stricter regulations, which may result in unanticipated losses that could affect our business and financial condition.
We are exposed to potential physical risks from possible future changes in the climate. Our properties may be exposed to rare catastrophic weather events, such as severe storms, droughts, earthquakes, floods, wildfires or other extreme weather events. If the frequency of extreme weather events increases, our exposure to these events could increase and could impact our tenants’ operations and their ability to pay rent. We carry comprehensive insurance coverage to mitigate our casualty risk, in amounts and of a kind that we believe are appropriate for the markets where each of our properties and their business operations are located given climate change risk.
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
In addition to the risks identified above arising from actual or potential statutory and regulatory controls, severe weather, rising seas, higher temperatures and other effects that may be attributable to climate change may impact any industrial sector in terms of direct costs (e.g., property damage and disruption to operations) and indirect costs (e.g., disruption to customers and suppliers and higher insurance premiums). To the extent that those conditions negatively affect our operations, they could have a material adverse effect on our business, financial condition, results of operations and prospects.
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

Changes in tax laws, incentives, benefits and regulations benefits and regulations could increase our real estate taxes.
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
In Costa Rica, the 2019 tax reform introduced a dual system of taxation for capital gains and income derived from the use of rights or derived from the disposition of or the leasing of real estate property. These changes in the taxation system may affect taxation of local operations. Under the approved changes made by the Costa Rican Congress in 2019, taxpayers may be subject to either a 30% or 15% tax rate depending on whether the income is derived or related to regular lucrative activities. Some uncertainties remain regarding the interpretation of the applicable rates due to the lack of jurisprudence or administrative criteria. Moreover, the taxation base capital gains were broadened to include any capital gains resulting from changes on the taxpayer patrimony. Previously, the indicated tax reform capital gains were only subject to taxation if they were part of a commercial activity or derived from depreciable assets. In Colombia, a tax reform approved by the Colombian Congress in December 2022 increased the capital gain tax from 10% to 15% and also implemented a new tax of 3% on value assets over COP 2.107.000.000 when selling the asset, as a contribution.
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

For the years ended December 31, 2024, and December 31, 2023, we provisioned zero and $0.2 million, respectively, to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more legal proceedings in which we are currently involved or may come to be involved were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material.
Changes in government policies and judicial decisions in the countries where we operate, could significantly affect the local economy and, as a result, our results of operations and financial condition.
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
Furthermore, understanding the political and legal landscape, including the stability of institutions and the rule of law, is crucial for companies operating in the real estate sector in Colombia, Peru and Costa Rica. Changes in government administrations, shifts in policy priorities, or uncertainties in the legal system can introduce risks that may affect the overall economic environment and, consequently, the financial performance of businesses.
If LPA is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.
If LPA is characterized as a passive foreign investment company (“PFIC”) for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. If a U.S. holder does not make a QEF election or a mark-to-market election, as described in the section of this Report entitled “Item 10.E. Taxation — Certain Material U.S. Federal Income Tax Considerations — Ownership and Disposition of Ordinary Shares by U.S. Holders”, such U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of such U.S. holder’s Ordinary Shares, and (ii) any “excess distribution” that a U.S. holder receives on his or her Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or U.S. holder’s holding period, whichever is shorter).
Whether LPA is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether LPA will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that LPA will not be treated as a PFIC for any taxable year. LPA’s U.S. counsel expresses no opinion with respect to LPA’s PFIC status for any taxable year. In addition, for any taxable year with respect to which LPA determines it is a PFIC, upon request of a U.S. holder, LPA intends to use commercially reasonable efforts to make available information reasonably necessary to compute income of such U.S. holder as a result of LPA’s status as a PFIC, including timely providing a PFIC Annual Information Statement to enable such U.S. holder to make a QEF Election with respect to PFIC stock. Please see the section entitled “Taxation—Certain Material U.S. Federal Income Tax Considerations — Ownership and Disposition of Ordinary Shares by U.S. Holders — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to LPA’s potential PFIC status and the implications to U.S. holders if LPA is a PFIC, U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Ordinary Shares.
Item 4: Information on the Company
A.History and Development of the Company
Logistic Properties of the Americas was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023. The mailing address of the Company’s registered office is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands and its telephone number is +1 506 2204-7020. The Company’s principal executive office address is 601 Brickell Key Drive, Suite 700, Miami, FL 33131 and its chief administrative office is Plaza Tempo, Edificio B, Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.
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
On the Closing Date, LPA consummated the Business Combination pursuant to the Business Combination Agreement. As a result, on the Closing Date (i) SPAC Merger Sub merged with and into TWOA, with TWOA surviving the merger (the “SPAC Merger”) and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Mergers (as defined below) (the “Effective Time”) was automatically canceled and deemed no longer outstanding, in exchange for the right of the of each holder thereof to receive a substantially equivalent amount of Ordinary Shares of the Company; (ii) Company Merger Sub merged with and into LLP, with LLP surviving the merger (the “Company Merger,” and, together with the SPAC Merger, the “Mergers”) and, in connection therewith, each issued and outstanding security of LLP immediately prior to the Effective Time was automatically cancelled and deemed no longer outstanding, in exchange for the right of each holder thereof to receive Ordinary Shares; and (iii) as a result of the Mergers, TWOA and LLP each became wholly-owned subsidiaries of LPA, and our Ordinary Shares were listed on NYSE American.
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
For a description of the Company's principal capital expenditures, see "Item 4.D. Information on the Company— Property, Plants, and Equipment" and "Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures." We currently do not have any significant divestitures in progress.
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
B.Business Overview
Our Mission
Our goal is to be the leading developer, owner and manager of logistics and industrial facilities of the future for North, Central, and South America. Our mission is to provide logistics and industrial real estate solutions that enable the most efficient distribution of goods for a more environmentally conscious society.
Overview
We are a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets in Central America and South America. We focus on modern Class A logistics and industrial real estate in high growth and high barrier-to-entry markets that are undersupplied and have low penetration rates. We believe we are a leading institutional industrial, development and logistics platform in each of our three countries of operation today — Costa Rica, Colombia and Peru. We have significant expertise in designing and developing logistics assets, which we own, manage and lease on a long-term basis. Our strategic footprint and operational expertise enable us to provide our tenants with “last mile” distribution capabilities that are critical to logistics infrastructure and are well located to leverage strong e-Commerce and “nearshoring” trends.

Our business model is designed to generate recurring revenue from long-term leases with creditworthy tenants, which we believe drives attractive unit economics. We believe our corporate structure provides us with the following advantages:
•Investment focus: We have designed our business model to participate across the real estate value creation chain including (i) structuring and financing, (ii) development, (iii) lease-up and (iv) asset management, in comparison to Real Estate Investment Trusts (REITs), which are generally required to focus on Stabilized Properties or nearly Stabilized Properties;
•Management fee structure: We manage our properties internally and do not charge management fees, which we believe better aligns our interests with investors, as opposed to the externally managed REIT model; and
•Long term value creation: We develop and manage our assets with a focus on the quality of our real estate and maximizing its long-term value, in comparison to managing our development, operations and maintenance activities to achieve shorter term dividend targets.
As of December 31, 2024, our operating portfolio was comprised of 30 properties with a Gross Leasable Area ("GLA") of more than five million square feet. Our portfolio has a stabilized occupancy rate of 98.3% and a weighted average remaining lease term of 5.1 years on leases in our operating properties and properties under development portfolio.
The following table presents a summary of our total revenues and our profit (loss) for the years ended December 31, 2024, 2023, and 2022:

	For the year ended December 31,
	2024	2023	2022
Total revenues	$43,862,372	$39,436,343	$31,983,567
Profit (loss)	$(19,426,051)	$7,156,005	$11,441,233
Between December 31, 2023 and December 31, 2024, we increased our Cash Net Operating Income, or Cash NOI, by $2.7 million or 8.1%, from $33.1 million to $35.8 million. For a reconciliation of Cash NOI to the nearest IFRS measure, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results”.
Our portfolio is comprised of Class A logistic and industrial warehouses that are well positioned to serve the key logistical functions of the growing e-Commerce market and nearshoring trade. Our properties are certified by the EDGE Certified Foundation ("EDGE"), a green building certification system sponsored by the IFC (International Finance Corporation), a member of the World Bank Group, and administered by GBCI (Green Business Certification Inc.), which promotes the development of sustainable buildings, both internally, with expansive floor capacity, natural light and sufficient height clearance levels, as well as externally, with shared truck maneuvering yards, optimized platforms and container parking. These modern specifications enable our tenants to drive operational efficiencies for timely delivery of their goods and implement highly advanced operational and logistics processes that enhance their ability to compete. Our high quality and diversified tenant base is comprised of leading multinational companies that operate primarily in the consumer goods, third-party logistics and other retail sectors including Kuehne & Nagel, Alicorp, Pequeño Mundo, Natura, PriceSmart, Farmanova, Indurama, Rex Cargo, CEVA, and Samsung.
The following table sets forth a summary of our real estate portfolio as of and for the years ended December 31, 2024, 2023, and 2022:

	As of and for the years ended December 31,
	2024	2023	2022
Number of operating real estate properties	30	28	24
Operating GLA (sq. ft) (1)	5,121,625	4,619,616	4,037,886
Leased GLA (sq. ft) (2)	5,637,044	5,308,454	4,820,273
Number of tenants	57	53	51
Average rent per square foot	$7.79	$7.80	$6.88
Weighted average remaining lease term	5.1 years	5.3 years	6.2 years
Stabilized occupancy rate (% of GLA)	98.3%	100.0%	99.6%
Total rental revenue	$43,581,348	$39,327,779	$31,890,569
U.S. dollar denominated rental revenue as a % of total revenue	79.5%	79.3%	81.9%
(1)“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved Stabilization. We define Stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.
(2)“Leased GLA” refers to the area in operating properties, properties under development, and land bank that are leased out to a tenant.
Our operating portfolio is geographically diversified, as shown below:

	As of December 31, 2024
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	49%	19
Colombia	1,255,404	25%	5
Peru	1,350,084	26%	6
Total	5,121,625	100%	30

	As of December 31, 2023
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,358,693	51%	18
Colombia	1,255,404	27%	5
Peru	1,005,519	22%	5
Total	4,619,616	100%	28

	As of December 31, 2022
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	1,889,095	47%	15
Colombia	1,144,099	28%	4
Peru	1,004,692	25%	5
Total	4,037,886	100%	24
Our rental revenue for the years ended December 31, 2024, 2023 and 2022, is summarized below:

	For the year ended December 31, 2024		For the year ended December 31, 2023		For the year ended December 31, 2022
	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue

Costa Rica	$23,953,313	55%	$22,029,141	56%	$17,849,043	56%
Colombia	$8,701,738	20%	$8,038,441	20%	$5,690,569	18%
Peru	$10,926,297	25%	$9,260,197	24%	$8,350,957	26%
Total	$43,581,348	100%	$39,327,779	100%	$31,890,569	100%
(1)All leases in Costa Rica and Peru are denominated in U.S. Dollars while leases in Colombia are denominated in Colombian pesos.
Core Geographies
Our portfolio is strategically located within key trade and logistics corridors in the capital cities of Costa Rica, Colombia and Peru. We target some of the most dynamic industrial markets with the lowest vacancy rates across the Class A logistics segment in Central and South America. These markets are generally characterized by strong GDP growth, population growth, and monetary and fiscal policies that attract multinational and regional corporations. Our asset base is geographically diversified with approximately 49%, 25% and 26% of our Operating GLA located in Costa Rica, Colombia and Peru, respectively, as of December 31, 2024. We believe this diversification mitigates economic, political and other risks and provides significant expansion opportunities in attractive geographies for our tenants. For further information regarding our principal markets, including a breakdown of total revenues by category of activity, geographic market and segments, and other factors material to the company’s business or profitability see “Item 4.D. Information on the Company—Properties, Plants and Equipment” and “Item 5.A Operating and Financial Review and Prospects—Operating Results.”
Regulation
We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, labor, equal opportunity, construction, occupational health and safety, civil and consumer protection and general building and zoning requirements in the various jurisdictions in which we operate. See “Risk Factors – Regulatory, Legal and Tax Factors Affecting Us – Our operations are subject to extensive governmental regulations across multiple jurisdictions, which could materially affect our business operations and financial performance."
Our operations in Costa Rica must comply with a series of laws and regulations related to its economic activities. Our corporate structure includes various Costa Rican subsidiaries that must comply with corporate obligations such as tax payments, filings of declarations and additional compliance matters. Furthermore, LPA’s main economic activity involves the lease of industrial facilities subject to, among other regulations, the Leases Act (Ley General de Arrendamientos Urbanos y Suburbanos) which regulates the obligations and responsibilities of landlords, tenants and other general provisions for the lease agreements.
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
The Colombian Civil Code regulates the real estate industry, and therefore LPA’s operations in Colombia. There is no specific branch of the Colombian government that governs the regulation of real estate, hence everything that concerns real estate is governed by the general principles of civil law of Colombia. LPA’s lease agreements are governed by financial and banking laws of Colombia. LPA is also subject to urban planning regulations in Colombia, which consist of a set of legal regulations and provisions aimed at organizing the development of urban and rural areas in the country. This includes the Urban Land Use Plans (POT) that define land use zones, density and building height regulations, as well as regulations on land use, construction standards, and permit acquisition procedures.

Since May 4, 2021, LLP was registered in the RNVE, managed by the SFC and with the BVC. On June 19, 2024, the SFC agreed to cancel the registration of LLP and its shares on the RNVE, effective June 24, 2024, in response to LLP's request for delisting from the BVC, submitted on May 20, 2024, and as approved by the BVC on June 14, 2024.

C.Organizational structure
The following diagram illustrates the structure of LPA as of the date hereof.

D.Property, plants, and equipment
Our Properties
Our properties consist of stabilized assets, properties that are in the development phase, and the land reserves we own or control.
Stabilized Portfolio. The table below sets forth information regarding our real estate portfolio of stabilized assets as of and for the years ended December 31, 2024 and 2023, respectively.

Property	Location	Total GLA (sq ft)	Total GLA (sqm)	% of Portfolio GLA	Rental Revenue for the year ended December 31, 2024 (USD in thousands)	% of Rental Revenue for the year ended December 31, 2024	First Year of Operation	Number of Buildings	Appraisal Value(1) as of December 31, 2024 (USD in thousands)
Costa Rica

Latam Logistic Park Coyol 1	San José, Coyol	831,328	77,233	16.2%	$8,182	18.8%	2016	5	$87,642
Latam Logistic Park Coyol 2	San José, Coyol	270,572	25,137	5.3%	$2,671	6.1%	2019	1	$29,794
Latam Logistic Park Coyol 3	San José, Coyol	92,031	8,550	1.8%	$1,189	2.7%	2020	1	$9,666
Latam Logistic Park Coyol 4	San José, Coyol	121,632	11,300	2.4%	$943	2.2%	2021	1	$11,289
Latam Bodegas Atenas	Atenas	48,685	4,523	1.0%	$457	1.0%	2019	1	$4,711
Latam Bodegas Aurora	Heredia	103,107	9,579	2.0%	$664	1.5%	2019	2	$7,031
Latam Bodegas San Joaquin	Heredia	90,923	8,447	1.8%	$847	1.9%	2019	2	$9,590
San Rafael Industrial Park	San Rafael	120,760	11,219	2.4%	$1,176	2.7%	2019	1	$13,692
Latam Logistic Park San José – Verbena	San José	837,099	77,769	16.3%	$7,884	18.1%	2022	5	$86,680
Colombia
Latam Logistic Park Calle 80	Bogota, Calle 80	1,255,404	116,631	24.5%	$8,702	20.0%	2019	5	$109,066
Peru
Latam Logistic Park Lima Sur	Lima, Lurin	1,350,084	125,427	26.3%	$10,316	23.7%	2019	6	$123,018

Property	Location	Total GLA (sq ft)	Total GLA (sqm)	% of Portfolio GLA	Rental Revenue for the year ended December 31, 2023 (USD in thousands)	% of Rental Revenue for the year ended December 31, 2023	First Year of Operations	Number of Buildings	Appraisal Value(1) as of December 31, 2023 (USD in thousands)

Costa Rica

Latam Logistic Park Coyol 1	San José, Coyol	831,328	77,233	18.00%	$8,087	20.6%	2016	5	$89,150
Latam Logistic Park Coyol 2	San José, Coyol	270,572	25,137	5.86%	$2,479	6.3%	2019	1	$29,708
Latam Logistic Park Coyol 3	San José, Coyol	92,031	8,550	1.99%	$1,195	3.0%	2020	1	$9,809
Latam Logistic Park Coyol 4	San José, Coyol	121,632	11,300	2.63%	$936	2.4%	2021	1	$11,316
Latam Bodegas Atenas	Atenas	48,685	4,523	1.05%	$462	1.2%	2019	1	$4,638
Latam Bodegas Aurora	Heredia	103,107	9,579	2.23%	$717	1.8%	2019	2	$6,714
Latam Bodegas San Joaquin	Heredia	90,923	8,447	1.97%	$914	2.3%	2019	2	$9,886
San Rafael Industrial Park	San Rafael	120,760	11,219	2.61%	$1,208	3.1%	2019	1	$13,665
Latam Logistic Park San José – Verbena	San José	679,655	63,142	14.71%	$6,032	15.3%	2022	4	$69,987
Colombia
Latam Logistic Park Calle 80	Bogota, Calle 80	1,255,404	116,631	27.18%	$8,038	20.4%	2019	5	$106,957
Peru
Latam Logistic Park Lima Sur	Lima, Lurin	1,005,519	93,416	21.77%	$9,260	23.6%	2019	5	$92,240
(1)We value our portfolio on a quarterly basis utilizing appraisals conducted by an independent appraiser.
Properties Under Development. We pursue development projects by leveraging our existing portfolio of strategic land positions to support our expansion strategy. We target locations that meet our investment criteria and support our multinational and regional tenant base, typically by developing assets that are specifically designed to meet their needs. As of December 31, 2024, occupancy of our operating portfolio was 98.3% and approximately 100.0% of our assets under development (by GLA) were pre-leased, which significantly mitigates our development risk. We target average yields-on-cost, which we define as Cash NOI to aggregate estimated investment, that are 200 to 300 basis points above our estimates of where similar stabilized assets trade. From a Return-on-Equity ("ROE") perspective, we target mid-to-high teens returns when we retain full ownership of the properties, and potentially higher returns when we partner through joint ventures. In order to manage our return profile, we typically use third-party developers under negotiated fixed price arrangements. As of December 31, 2024, we were developing two buildings across our markets, with an expected total GLA of 421,321 square feet. The table below sets forth our portfolio of development assets as of December 31, 2024.

		Total Expected Investment			Investment to Date				Estimated Stabilization Date(2)
	Project GLA	Land and Infrastructure	Shell(1)	Total	Land and Infrastructure	Shell(1)	Total	Leased
	(sq ft)	(USD in thousands)			(USD in thousands)			(%)
Peru	421,321	$22,100	$15,700	$37,800	$11,838	$10,254	$22,092	100.0%	November 2025
(1)A shell is generally comprised of the primary structure, the building envelope (roof and façade), and related mechanical and supply systems including electricity, water and drainage.
(2)Parque Logistico Callao Building 300B is expected to be Stabilized in November 2025. Parque Logistico Callao Building 100 has Stabilized as of January 2025.

Land Reserves. We intend to develop our land reserves over time based on our evaluation of the opportunities these reserves present, supply and demand and other market conditions, and the cost and availability of capital, among other factors. Although we have not entered into any material contracts or agreements with respect to the development of these reserves, we routinely conduct licensing and permitting activities to explore and preserve our options with respect to them. The tables below set forth our land reserves and development potential, as of December 31, 2024 and 2023, respectively.

Location	Total Land Reserves	% of Total Land Reserves	Fair Market Value as of December 31, 2024	Estimated GLA to be Developed
	(acres)	(%)	(USD)	(sq ft)
Colombia	50.6	62.1%	$23,851,330	1,090,211
Peru	30.9	37.9%	$16,691,019	670,322

Location	Total Land Reserves	% of Total Land Reserves	Fair Market Value as of December 31, 2023	Estimated GLA to be Developed
	(acres)	(%)	(USD)	(sq ft)
Colombia	50.6	56.3%	$24,100,446	1,090,211
Peru	40.5	43.7%	$619,976	878,022
Our Tenants
We have developed longstanding relationships with our well-diversified tenant base of leading multinational and regional companies. Our tenants operate in a wide range of industries, which we believe provides us with significant portfolio diversification. Our tenant base generally consists of companies with significant e-Commerce activities requiring specialized “last mile” distribution capabilities. As of December 31, 2024, we had more than 50 tenants, with no single tenant accounting for more than 15% of our total Leased GLA. Our weighted average remaining lease term as of December 31, 2024 was 5.1 years, and approximately 80% of our rental revenue for the year ended December 31, 2024 was denominated in U.S. dollars.
For the year ended December 31, 2024, our ten largest tenants accounted for less than half of our rental income. The following table sets forth the information on our largest tenants for the year ended as of December 31, 2024.

Tenant	Industry	Country	Share of Total Rental Revenue

Kuehne & Nagel	Third-Party Logistics	Colombia and Peru	7.0%
Alicorp	Consumer Goods	Peru	6.8%
Pequeño Mundo	Other Retail	Costa Rica	6.1%
Natura	Consumer Goods	Peru and Costa Rica	4.8%
PriceSmart	Other Retail	Costa Rica	4.4%
Farmanova	Other Retail	Costa Rica	3.9%
Indurama	Consumer Goods	Peru	3.5%
Rex Cargo	Third-Party Logistics	Costa Rica	3.4%
CEVA	Third-Party Logistics	Costa Rica	3.4%
Samsung	Consumer Goods	Costa Rica	3.3%
For the year ended December 31, 2023, our ten largest tenants accounted for less than half of our rental income. The following table sets forth the information on our largest tenants for the year ended December 31, 2023.

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
We estimate that over 90% of our Leased GLA as of December 31, 2024 and December 31, 2023 served logistics needs for our tenants. The following table contains a breakdown of our tenants’ use for the year ended December 31, 2024.

Tenant use	Rental Revenue	Share of Total Rental Revenue	Share of Total Leased GLA
Consumer Goods	$15,525,344	35.6%	40.5%
Third-Party Logistics	$11,172,475	25.6%	27.6%
Other Retail	$13,246,467	30.4%	25.3%
The following table contains a breakdown of our tenants’ use for the year ended December 31, 2023.

Tenant use	Rental Revenue	Share of Total Rental Revenue	Share of Total Leased GLA
Consumer Goods	$12,132,666	30.9%	36.2%
Third-Party Logistics	$10,026,757	25.5%	20.4%
Other Retail	$13,631,520	34.7%	40.5%
The following table contains a breakdown of our tenants’ use for the year ended December 31, 2022.

Tenant use	Rental Revenue	Share of Total Rental Revenue	Share of Total Leased GLA
Consumer Goods	$10,085,351	31.6%	31.7%
Third-Party Logistics	$9,038,134	28.3%	27.3%
Other Retail	$9,005,637	28.2%	33.3%
Our stabilized assets have historically achieved high occupancy rates. The following table shows our stabilized occupancy rates as of December 31, 2024, 2023 and 2022.

Occupancy rate	As of December 31,
	2024	2023	2022
Costa Rica	99.4%	100.0%	99.2%
Colombia	100.0%	100.0%	100.0%

Peru	94.8%	100.0%	100.0%
Aggregate stabilized portfolio	98.3%	100.0%	99.6%
Our Leases
As of December 31, 2024, we had 91 leases in place. Our leases are typically for initial terms ranging from 5 to 10 years and generally grant our tenants renewal options for one or more additional terms of varying lengths. Our security deposits typically approximate one or two months of rent. We are responsible for latent defects in the properties, and we are typically required to perform structural maintenance periodically and as needed. Our leases entitle us to rescind the lease and collect rents that are due and owed if a tenant defaults on its rent payment obligation, vacates the property, or enters bankruptcy or insolvency proceedings (to the extent permitted under applicable local laws and regulations). We are also entitled to terminate the lease in the cases of:
•failure by the tenant to comply with its payment obligations under the lease;
•assignment or sublease without prior written consent, subject to exceptions under applicable laws;
•unauthorized construction in, or modification of, the premises;
•unauthorized use of the premises;
•failure to comply with any applicable regulations where the premises are located;
•obstruction of access for authorized inspections by us;
•breach of any tenant obligation that remains uncured for more than 30 days;
•strikes or other labor disturbances lasting longer than 60 days if the matter causes the tenant to breach its obligations under the lease, subject to exceptions under local law; and
•creation of any lien over the premises or any portion thereof, or the filing of any claim derived from any work or installation carried out by the tenant or in its name.
We routinely inspect our properties, and we proactively manage our relationships with our tenants. We strive to maintain regular dialogue with our tenants regarding their real estate intentions, and we actively manage our portfolio of leases to avoid large expirations in any given year in order to manage cash flows and mitigate re-leasing risk. The following table sets forth the expiration profile of our occupied lease portfolio as of December 31, 2024:
Rent under our leases typically accrues monthly and is adjusted annually for inflation based on a CPI or by a contractual percentage rate. Our tenants are typically responsible for the costs of improvements and structural modifications needed to tailor the facilities. We believe this investment responsibility increases our tenants' switching costs and leads to strong occupancy rates for our properties. As of December 31, 2024, only one of our leases included a purchase option on the property.
We have established rigorous tenant approval criteria. We evaluate applicants based on their financial capacity and that of their guarantors, among other factors. As of December 31, 2024, approximately 64% of our leases were secured by guarantees or other credit support mechanisms. We maintain standard procedures to manage our past due rent portfolio and doubtful accounts, which vary based on the amount of the receivable, period outstanding and other considerations. As of December 31, 2024, operating lease receivables from ten leases were past due for more than 90 days, totaling to an amount of less than $0.9 million.
Development and Acquisition Activities
We actively develop logistics properties, analyze potential acquisitions of new land and building assets, and evaluate potential joint venture arrangements. We focus on Class A logistics facilities and target properties for development and acquisition in major industrial centers with established infrastructure.
We pursue development projects by leveraging our existing portfolio of strategic land positions. As discussed above, for our development activities, we target average yields-on-cost that are 200 to 300 basis points above our estimates of where similar stabilized assets trade. From a ROE perspective, we target mid-to-high teens returns when we retain full ownership of the properties, and potentially higher returns when we partner with fee-paying local partners through joint ventures.
In evaluating a particular real estate development or acquisition, both within our existing countries of operation and potential new markets, our management team conducts a thorough analysis of the characteristics of the property and the market in which it is located, including the:
•strategic importance of the location relative to our existing and prospective tenant base;
•location of the property relative to our existing footprint and where we have access to reputable personnel familiar with local market dynamics;
•proximity of the asset in relation to existing or planned local infrastructure with convenient access to major transportation options;
•favorable economic dynamics and tax and regulatory environments;
•population density and population growth potential;
•regional, market and property-specific supply and demand dynamics, including prevailing market rents and the potential for rent growth;
•existing and potential competition from other property owners and operators;
•barriers to entry and other property-specific competitive advantages;
•quality of construction and design, and existing physical condition of the asset; and
•opportunity to increase the property’s operating performance and value.
As part of our strategy, we intend to enter into joint ventures if we determine that doing so would be the most effective means of financing, developing or managing specific projects and to manage our exposure to different countries, submarkets and tenants.
Environmental and Governance Matters
Our mission is to provide logistics and industrial real estate solutions that enable the most efficient distribution of goods for a more environmentally conscious society. Environmental sustainability is fundamental to our corporate culture, and we design our assets to minimize their environmental impact to enable our tenants to achieve their environmental sustainability objectives. All of our warehouses comply with the high standards of efficiency and environmental sustainability, as designated by EDGE certification, which promotes the development of sustainable buildings with savings of at least 20% of potable water, electricity consumption and carbon footprint levels compared with conventional buildings. All our projects in Costa Rica are also registered with the Ecological Blue Flag Program (Bandera Azul), an award program that acknowledges effort and volunteer work seeking to improve social and environmental conditions.

Insurance
We maintain insurance policies covering our properties against various risks, including general liability, earthquakes, floods, and business interruption. We determine coverage types, policy specifications and limits based on our assessment of property ownership and market-specific operational risks. Our insurance coverage encompasses property damage, rental loss protection and commercial general liability insurance, protecting against perils including but not limited to fire, windstorm, flood, and commercial general liability insurance. See “Item 3.D. Key Information — Risk Factors”.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5: Operating and Financial Review and Prospects
The following discussion and analysis of the financial condition and results of operations should be read together with our Audited Consolidated Financial Statements as of December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024, 2023 and 2022, together with related notes thereto (the “Audited Consolidated Financial Statements”), and the rest of our Annual Report on Form 20-F for the year ended December 31, 2024. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS, as issued by the IASB. The following discussion contains forward-looking statements.
A.Operating Results
Revenue
We generate revenue through investment property rental income and development fees.
Investment property rental income primarily consists of rental payments from tenants through operating lease agreements. Our leases with tenants (customers) are classified as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Rental income is recognized under the requirements of IFRS 16, Leases (“IFRS 16”) and revenue on the non-lease components is recognized under the requirements of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This is included as rental revenue in our consolidated statements of profit or loss and comprehensive income (loss).
Development fees are determined in accordance with the terms specified on each arrangement with customers. The fees are recognized as revenue when they are earned under the agreements with customers. They are included in other revenue in our consolidated statements of profit or loss and comprehensive income (loss).
Investment property operating expense
Investment property operating expense includes the direct operating expenses of the property such as repairs and maintenance, utilities, insurance, property management costs, real estate taxes, expected credit loss, among others. The majority of the property operating expenses can be recovered through the rental recoveries charged to tenants.
General and administrative expense
General and administrative expense includes personnel costs, including salaries, bonuses, employee benefits, director fees, and share-based payments expenses, operating costs of the business support functions, including finance and accounting, legal, human resources, administrative, as well as service and professional fees, office expenses, and bank service charges.
Listing expense
Listing expense is recognized upon consummation of the Business Combination in accordance with IFRS 2, Share-based Payment ("IFRS 2"), representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets, which represents a service received by the accounting acquirer. See Note 4 of the Audited Consolidated Financial Statements for more details.

Investment property valuation gain
Investment property valuation gain is the investment properties’ change in fair value. The valuation analysis is performed by an independent external firm, which determines the fair market value of the investment properties. The fair market value of an investment property depends on the type of property. We hold operating properties, properties under development, and land.
Interest income from affiliates
Interest income from affiliates mainly consists of interest generated by issuing notes to related parties and key personnel. The main terms of the notes are payment of the balance at maturity including interest receivable, the possibility of early payments without penalty, guarantees over ordinary shares, and promissory notes.
Financing costs
Financing costs consists of interest expense, debt modification or extinguishment costs, costs of raising debt, and amortization expense of deferred financing costs. These costs include various fees and charges associated with the process of issuing debt, refinancing the debt, and other fees and commissions paid to third parties involved in the financing process. Interest expense represents the interest costs incurred through mortgage loans and bridge loans. Debt modification or extinguishment gain or loss is incurred when a company modifies or terminates its debt terms before the scheduled maturity date.
Net foreign currency (loss) gain
Net foreign currency (loss) gain consists of the net profit or loss generated through the settlement of monetary items or the translation of monetary items at rates different from those at which they were translated upon initial recognition.
Gain (loss) on sale of investment properties
Gain (loss) on sale of investment property consists of profit or loss recognized through disposal of our investment properties. The properties are carried at fair value prior to disposal. Disposals of our properties require a deduction of the cost of selling the property from the fair value price, which may result in a gain or loss on the sale.
Gain on disposition of asset held for sale
Gain on disposition of investment property consists of profit or loss recognized through disposal of our held-for-sale investment properties. The properties are carried at fair value prior to disposal. Disposals of our properties require a deduction of the cost of selling the property from the fair value price, which may result in a gain on the sale.
Other income
Other income consists of interest income from certificates of deposit and bank accounts as well as installment payment receivables from the sale of investment properties, income in connection with certain lock-up release agreements that we entered into with certain non-affiliated shareholders in June 2024 (the “Lock-Up Release Agreements”), and other miscellaneous income.
Other expenses
Other expenses consists of transaction-related costs in connection with the Business Combination, fees in connection with the Lock-Up Release Agreements, loss on disposition of property and equipment, and other miscellaneous expenses.
Income tax expense
Income tax expense refers to the amount of tax owed to the relevant tax authority. Income tax expense comprises of current and deferred tax. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted as of the reporting date, and any adjustments to tax payable in respect of previous periods. Deferred tax is recognized using the balance sheet liability method in accordance with IAS 12, Income taxes ("IAS 12") on taxable temporary differences between the tax base and the accounting base of items included in our consolidated statement of financial position.

Our Segments
Our three reportable segments are the geographic regions we operate in, Colombia, Peru and Costa Rica. The three geographic segments primarily derive revenue from various operating leases with customers for the rental of warehouses. Our portfolio is strategically located within key trade and logistics corridors in the capital cities of Costa Rica, Colombia and Peru to conduct commercial operations.
Costa Rica: As of December 31, 2024, Costa Rica is our largest operating segment, with 19 operating properties, holding Operating GLA of 2.5 million square feet.
Colombia: As of December 31, 2024, Colombia has 5 operating properties and holds Operating GLA of 1.3 million square feet with land reserves of 50.6 acres.
Peru: As of December 31, 2024, Peru has 6 operating properties and holds an Operating GLA of 1.4 million square feet and land reserves of 30.9 acres.
Revenue by segment
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

Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023
The results of operations presented below should be reviewed in conjunction with our Audited Consolidated Financial Statements. The following table presents information from our consolidated statements of profit or loss and other comprehensive income (loss) for the years ended December 31, 2024 and 2023:

	For the years ended December 31,
	2024	2023	$ Change	% Change
REVENUE
Colombia	$8,701,738	$8,038,441	$663,297	8.3%
Peru	10,926,297	9,260,197	1,666,100	18.0%
Costa Rica	23,953,313	22,029,141	1,924,172	8.7%
Unallocated revenue	281,024	108,564	172,460	158.9%
Total revenues	43,862,372	39,436,343	4,426,029	11.2%

Investment property operating expense
Colombia	(1,113,871)	(989,404)	(124,467)	12.6%
Peru	(2,663,723)	(1,476,086)	(1,187,637)	80.5%
Costa Rica	(3,196,940)	(2,677,460)	(519,480)	19.4%
Total investment property operating expense	(6,974,534)	(5,142,950)	(1,831,584)	35.6%
General and administrative	(15,626,057)	(8,508,862)	(7,117,195)	83.6%
Listing expense	(44,469,613)	—	(44,469,613)	NM
Investment property valuation gain	32,347,462	20,151,026	12,196,436	60.5%
Interest income from affiliates	302,808	664,219	(361,411)	(54.4%)
Financing costs	(22,642,028)	(31,111,064)	8,469,036	(27.2%)
Net foreign currency (loss) gain	(104,129)	284,706	(388,835)	NM
Gain (loss) on sale of investment properties	—	1,165,170	(1,165,170)	NM
Gain on disposition of asset held for sale	—	1,022,853	(1,022,853)	NM
Other income	12,616,888	307,822	12,309,066	NM
Other expenses	(9,177,160)	(6,132,636)	(3,044,524)	49.6%
Profit (loss) before taxes	(9,863,991)	12,136,627	(22,000,618)	NM
Income tax expense	(9,562,060)	(4,980,622)	(4,581,438)	92.0%
PROFIT (LOSS) FOR THE YEAR	$(19,426,051)	$7,156,005	$(26,582,056)	NM
NM - Not meaningful
Revenue: Revenue increased by $4.4 million, or 11.2%, to $43.8 million for the year ended December 31, 2024 from $39.4 million for the year ended December 31, 2023. The increase was attributable to the additional rental revenue of $3.6 million primarily from the Stabilization of three buildings during the year ended December 31, 2024, including two in Peru and one in Costa Rica. In addition, the Company had a $1.9 million increase in revenue associated with positive rental rate growth, resulting from higher rental rates upon lease rollovers or contractual rent increases on existing leases. There was also a $0.4 million increase attributed to the currency translation effects of leases denominated in Colombian pesos, along with a $0.2 million increase in other revenues. The increase was partially offset by decreases in revenue of $0.9 million and $0.8 million, due to the sale of a building during the prior year, and vacancies in existing spaces during the current year that were previously occupied in the prior year, respectively.
Colombia – Rental revenue increased by $0.6 million, or 8.3%, to $8.7 million for the year ended December 31, 2024 from $8.1 million for the year ended December 31, 2023. Colombia had a $1.5 million increase associated with positive rental rate growth, resulting from higher rental rates upon lease rollovers or contractual rent increases on existing leases, as well as a $0.4 million increase due to currency translation effects of leases denominated in Colombian pesos. The increase was partially offset by decreases in revenue of $1.3 million, of which $0.9 million was due to the sale of Building

500A within Latam Logistic Park Calle 80 in November 2023, while the remaining decrease was due to the vacancies in existing spaces during the current year that were previously occupied in the prior year.
Peru – Rental revenue increased by $1.7 million, or 18.0%, to $10.9 million for the year ended December 31, 2024 from $9.3 million for the year ended December 31, 2023. The increase was attributable to additional rental revenue of $2.0 million primarily from the Stabilization of Buildings 400 (0.3 million sq ft) and 500 (0.2 million sq ft) within Latam Logistic Park Lima Sur during the year ended December 31, 2024. In addition, the Company had a $0.1 million increase associated with positive rental rate growth, resulting from higher rental rates upon lease rollovers or contractual rent increases on existing leases. The increase was partially offset by a decrease in revenue of $0.5 million due to vacancies in existing spaces during the current year that were previously occupied in the prior year.
Costa Rica - Rental revenue increased by $1.9 million, or 8.7%, to $24.0 million for the year ended December 31, 2024 from $22.0 million for the year ended December 31, 2023. The increase was attributable to additional rental revenue of $1.6 million primarily from the Stabilization of Building 400 (0.2 million sq ft) within Latam Parque Logístico San José - Verbena during the year ended December 31, 2024. In addition, the Company had a $0.3 million increase associated with positive rental rate growth, resulting from higher rental rates upon lease rollovers or contractual rent increases on existing leases.
Investment property operating expense: Investment property operating expense increased by $1.8 million or 35.6%, to $7.0 million for the year ended December 31, 2024 from $5.1 million for the year ended December 31, 2023. The increase was primarily attributable to additional expenses incurred from the Stabilization of three buildings during the year ended December 31, 2024, including two in Peru and one in Costa Rica.
Colombia – Investment property operating expense in Colombia increased slightly by $0.1 million, or 12.6%, to $1.1 million for the year ended December 31, 2024 from $1.0 million for the year ended December 31, 2023.
Colombia's Segment NOI increased by $0.5 million, to $7.6 million for the year ended December 31, 2024 from $7.1 million for the year ended December 31, 2023, which was primarily driven by higher rental rates upon lease rollovers as well as contractual rent increases on existing leases. and currency translation effects of leases denominated in Colombian pesos.
Colombia's Segment NOI as a percentage of revenue decreased by 0.5%, to 87.2% for the year ended December 31, 2024 from 87.7% for the year ended December 31, 2023, which was primarily driven by currency translation effects of leases denominated in Colombian pesos as well as fixed expenses that continued to be incurred by the Company while there was a vacancy in an existing space during the current year that was previously occupied in the prior year.
Peru – Investment property operating expense in Peru increased by $1.2 million, or 80.5%, to $2.7 million for the year ended December 31, 2024 from $1.5 million for the year ended December 31, 2023. The increase was primarily attributable to additional expenses incurred relating to Buildings 400 and 500 within Latam Logistic Park Lima Sur which were stabilized during the year ended December 31, 2024.
Peru's Segment NOI increased by $0.4 million, to $8.2 million for the year ended December 31, 2024 from $7.8 million for the year ended December 31, 2023, due to the additional rental revenue related to the Stabilization of Buildings 400 and 500 within Latam Logistic Park Lima Sur during the year ended December 31, 2024.
Peru's Segment NOI as a percentage of revenue decreased by 8.6%, to 75.5% for the year ended December 31, 2024 from 84.1% for the year ended December 31, 2023, which was primarily driven by operating expenses being incurred on vacant spaces relating to Buildings 400 and 500 within Latam Logistic Park Lima Sur and Building 100 within Parque Logistico Callao during the year ended December 31, 2024.
Costa Rica - Investment property operating expense in Costa Rica increased by $0.5 million, or 19.4%, to $3.2 million for the year ended December 31, 2024 from $2.7 million for the year ended December 31, 2023. The increase was primarily attributable to additional expenses incurred relating to Building 400 within Latam Parque Logístico San José - Verbena, which was Stabilized during the year ended December 31, 2024.
Costa Rica's Segment NOI increased by $1.5 million, to $20.8 million for the year ended December 31, 2024 from $19.3 million for the year ended December 31, 2023, due to additional rental revenue related to the Stabilization of Building 400 within Latam Parque Logístico San José - Verbena during the year ended December 31, 2024.
Costa Rica's Segment NOI as a percentage of revenue decreased insignificantly by 1.2%, to 86.7% for the year ended December 31, 2024 from 87.8% for the year ended December 31, 2023, which was primarily driven by operating expenses being incurred on vacant spaces relating to Building 400 within Latam Parque Logístico San José - Verbena during the year ended December 31, 2024.
General and administrative: General and administrative increased by $7.1 million or 83.6%, to $15.6 million for the year ended December 31, 2024 from $8.5 million for the year ended December 31, 2023. This was primarily attributable to total share-based payment compensation of $2.1 million, related to Restricted Stock Units (“RSUs”) issued to executives and directors in connection with the Business Combination. Additionally, we have incurred additional personnel costs of $1.9 million in the year ended December 31, 2024 compared to the year ended December 31, 2023 due to an increase in employee headcount during the year. Further, we have incurred additional general and administrative expenses of $3.1 million related to Director and Officer ("D&O") liability insurance expenses, and other professional services expenses, that the Company incurred after the consummation of the Business Combination.
Listing expense: Listing expense increased by $44.5 million for the year ended December 31, 2024. Such listing expense was recognized upon consummation of the Business Combination in accordance with IFRS 2, representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer. See Note 4 of the Audited Consolidated Financial Statements.
Investment property valuation gain: Investment property valuation gain increased by $12.2 million, or 60.5%, to $32.3 million for the year ended December 31, 2024 from $20.1 million for the year ended December 31, 2023. The increase was driven by the recognition of land lease liabilities of $13.3 million added back into the carrying value of properties under development and land bank within Parque Logistico Callao, and an increase in the fair market value of Colombian properties of $10.6 million, driven primarily by the projected market increases in rent during the year ended December 31, 2024. An offsetting decrease was attributed to a fair market value step up of $5.1 million upon the initiation of the construction of Lima Sur I Logistic Park Building 500 located in Peru, during the year ended December 31, 2023; there were no similar step up adjustments recognized in 2024. In addition, a decrease of $4.5 million was attributable to the Stabilization of five properties and the partial Stabilization of one additional property in the year ended December 31, 2023, in comparison to the Stabilization of just two properties during the year ended December 31, 2024. The fair market value of the Company's properties typically increases upon Stabilization, as the properties become capable of generating rental income. Investment property valuation gain was further decreased by $2.1 million due to the modification of a lease for a tenant within Latam Logistic Park Coyol 1 Building 200 located in Costa Rica, during the year ended December 31, 2024. The fair value change of our investment properties is further discussed in Note 13 to the Audited Consolidated Financial Statements.
Interest income from affiliates: Interest income from affiliates decreased by $0.4 million, or 54.4%, to $0.3 million for the year ended December 31, 2024 from $0.7 million for the year ended December 31, 2023. The decrease was due to the settlement of the loan receivable from Latam Logistics Investments, LLC upon the closing of the Business Combination in March 2024.
Financing costs: Financing costs decreased by $8.5 million or 27.2%, to $22.6 million for the year ended December 31, 2024 from $31.1 million for the year ended December 31, 2023. This was primarily driven by the loan extinguishment loss of $8.4 million incurred by the Company during the year ended December 31, 2023, and minimal debt extinguishment loss incurred during the year ended December 31, 2024. The debt extinguishment loss during the year ended December 31, 2023 was associated with the extinguishment of the Company’s loans with Banco Davivienda Costa Rica ("Banco Davivienda"), Banco Promerica Costa Rica S.A. ("Banco Promerica"), and four debt facilities with Banco BAC San José, S.A. ("BAC Credomatic"). All of these loans were refinanced with mortgage loans from Banco Nacional de Costa Rica ("Banco Nacional").
Net foreign currency (loss) gain: Net foreign currency decreased by $0.4 million, to a net foreign currency loss of $0.1 million for the year ended December 31, 2024, from a net foreign currency gain of $0.3 million for the year ended December 31, 2023. This was primarily related to the exchange rate fluctuations related to our Peruvian and Costa Rican entities that hold monetary items denominated in their local currencies, which are impacted by the change in exchange rates. The majority of the impact was associated with our Value Added Tax ("VAT") receivables.

The following table summarizes the foreign currency exchange rates for the U.S. dollar as of December 31, 2024 and 2023:

	2024	2023
Costa Rican Colones (“CRC”)	CRC 513	CRC 527
Peruvian Soles (“PEN”)	PEN 3.770	PEN 3.713
Gain (loss) on sale of investment properties: Gain (loss) on sale of investment properties decreased by $1.2 million or 100.0%, to zero for the year ended December 31, 2024. The Company recorded a gain during the year ended December 31, 2023 related to the sale of a property in Colombia., which was closed in November 2023 (refer to Note 13 of the Audited Financial Statements for details). No investment properties were disposed of during the year ended December 31, 2024.
Gain on sale of assets held for sale: Gain on sale of assets held for sale decreased by $1.0 million or 100.0%, from $1.0 million for the year ended December 31, 2023. This was primarily attributable to the sale of a fully serviced land parcel that was sold during the year ended December 31, 2023.
Other income: Other income increased by $12.3 million to $12.6 million for the year ended December 31, 2024 from $0.3 million for the year ended December 31, 2023. This was primarily driven by other income recognized for the share lock-up release fees collected from investors that had their shares released from their lock-up period and sold during 2024. The income recognized from the Lock-Up Release Agreements for the year ended December 31, 2024 was $10.4 million. Additionally, there was an increase in interest income of $1.3 million related to interest earned from installment payment receivables from the sale of a building in Colombia which was closed in November 2023 (refer to Note 13 of the Audited Financial Statements for details), certificates of deposits, and bank accounts. There was also an increase in other income of $0.6 million related to an adjustment in transaction costs in connection with the Business Combination in the year ended December 31, 2024.
Other expense: Other expense increased by $3.1 million to $9.2 million for the year ended December 31, 2024 from $6.1 million for the year ended December 31, 2023. This was primarily driven by transaction expenses incurred of $7.6 million related to the Business Combination during the year ended December 31, 2024, as opposed to $6.2 million of Business Combination transaction expenses incurred during the year ended December 31, 2023. There was also an increase in fees incurred in connection to the Lock-Up Release Agreements of $1.2 million and professional and other expenses incurred of $0.5 million during the year ended December 31, 2024, compared to the year ended December 31, 2023.
Income tax expense: Income tax expense increased by $4.6 million or 92.0%, to $9.6 million for the year ended December 31, 2024 from $5.0 million for the year ended December 31, 2023. The change in tax expense was primarily driven by the change in pretax income which resulted in a $4.4 million increase to tax expense. The Company also incurred an increased alternative minimum tax in Colombia of $1.9 million and other tax expense increases of $1.2 million. These increases were offset by a decrease in withholding tax expense by $1.6 million and a decrease in tax expense attributable to foreign exchange by $1.2 million.
Results of Operations for the year ended December 31, 2023 compared to the year ended December 31, 2022
For the comparison of 2023 to 2022, refer to "Part I, Item 5 Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2023, under the subheading “Results of Operations for the year ended December 31, 2023 compared to the year ended December 31, 2022."
Non-IFRS Financial Measures and Other Measures and Reconciliations
In addition to our financial results reported in accordance with IFRS, we also report adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA"), NOI, Same-Property NOI, Cash NOI, Same-Property Cash NOI, FFO, Adjusted FFO, Net debt to NOI, Net Debt to Adjusted EBITDA, and Net Debt to Investment Properties all of which are non-IFRS measures. We believe these measures are useful to investors as they provide additional insight into how we assess our performance and financial position. These non-IFRS financial measures should not be considered as a substitute for, or superior to, similar financial measures calculated in accordance with IFRS. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies.

The following table presents a summary of our non-IFRS measures for the years ended December 31, 2024, 2023 and 2022:

	As of and for the years ended December 31,
(USD in thousands except for percentage and ratio data)	2024	2023	2022
Adjusted EBITDA	$25,604	$25,953	$22,195
NOI	$36,607	$34,185	$26,483
Same-Property NOI	$33,358	$32,933	$25,003
Cash NOI	$35,831	$33,149	$24,060
Same-Property Cash NOI	$33,929	$32,312	$22,518
FFO	$(51,773)	$(15,183)	$8,313
FFO (as defined by LPA)	$(7,299)	$(9,058)	$8,918
Adjusted FFO	$(7,006)	$(5,201)	$3,048
Net Debt to NOI	6.3x	6.8x	7.2x
Net Debt to Adjusted EBITDA	9.0x	8.9x	8.6x
Net Debt to Investment Properties	41.7%	45.1%	43.0%
Use of Constant Currency
As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We currently present Same Property NOI and Same Property Cash NOI on a constant currency basis. We calculate constant currency by calculating prior-period results using current-period average foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.
Reconciliations of non-IFRS Measures
Adjusted EBITDA – We define Adjusted EBITDA as profit for the period adjusted by (a) interest income from affiliates,(b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain, (f) share-based payments, (g) one-time cash bonus related to the Business Combination, (h) gain on sale of asset held for sale (i) gain or loss on sale of investment properties, (j) listing expense, (k) other income, (l) other expenses and (m) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our business Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of our assets. The table below includes reconciliations of Adjusted EBITDA to the most directly comparable IFRS measure, profit for the respective period:

	For the years ended December 31,
(USD in thousands)	2024	2023	2022
PROFIT (LOSS) FOR THE YEAR	$(19,426)	$7,156	$11,441
Interest income from affiliates	(303)	(664)	(561)
Financing costs (1)	22,910	31,111	11,767
Income tax expense	9,562	4,981	2,237
Depreciation and amortization (2)	1,112	168	228
Investment property valuation gain	(32,347)	(20,151)	(3,526)
Share-based payments (3)	2,061	—	—
One-time cash bonus related to the Business Combination (4)	285	—	—
Gain on sale of asset held for sale	—	(1,023)	—
(Gain) loss on sale of investment properties	—	(1,165)	398
Listing expense (5)	44,470	—	—
Other income (6)	(12,617)	(308)	(100)
Other expenses(7)	9,793	6,133	611
Net foreign currency (loss) gain	104	(285)	(300)
Adjusted EBITDA	$25,604	$25,953	$22,195
(1)Financing costs primarily included interest expense of $23.0 million, $22.6 million, and $15.6 million for the years ended December 31, 2024, 2023, and 2022, respectively, in connection with our long-term debt. See Note 16 of the Audited Consolidated Financial Statements for details. In addition, for the year ended December 31, 2024, financing costs included the interest expenses of $0.3 million related to our lease liabilities, which are included within investment property operating expenses and general and administrative expenses. See Note 15 of the Audited Consolidated Financial Statements for details.
(2)Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment, and amortization of right-of-use assets. The amounts were included within general and administrative expense within the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
(3)In connection with the Business Combination, certain executives and directors were granted various RSUs. The associated share-based payment expenses were included within general and administrative expenses in the consolidated statements of profit or loss and other comprehensive income (loss) in the Audited Consolidated Financial Statements.
(4)In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
(5)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2, Share-Based Payment, as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of the TWOA’s identifiable net assets. See Note 4 of the Audited Consolidated Financial Statements.
(6)Other income primarily included income related to Lock-Up Release Agreements of $10.4 million for the year ended December 31, 2024. Other income also included certain miscellaneous income of $0.6 million in the year ended December 31, 2024 associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included the installment payment receivable from the sale of an investment property, interest income earned on certificates of deposit, and interest income earned on bank accounts of $1.6 million, $0.3, million and $0.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.
(7)Other expenses primarily included transaction-related costs in connection with the Business Combination of $7.6 million, $6.2 million and $0.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. Other expenses also included fees in connection with the Lock-Up Release Agreements of $1.2 million for the year ended

December 31, 2024. Additionally, other expenses included other miscellaneous capital raising costs, deal pursuit costs, legal provisions, and loss on disposition of properties. Further, other expenses included one-time write-offs of the rent leveling asset and lease receivables of $0.6 million, which were related to lease termination with a tenant due to a dispute and are not included within other expenses in the consolidated statements of profit or loss and other comprehensive income (loss).
Net Operating Income, or NOI – We define NOI as profit for the period adjusted by (a) other revenue (which primarily relates to development fee revenue), (b) general and administrative expenses, (c) listing expense (d) investment property valuation gain, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency gain or loss, (h) other income, (i) gain or loss on sale of investment properties, (j) gain on disposition of asset held for sale, (k) other expenses, and (l) income tax expense. NOI, Same-Property NOI, Cash NOI, and Same-Property Cash NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. Same properties refer to properties that we have owned and that have been operating for the entirety of the applicable period and the comparable period. We believe that these metrics are useful for investors as performance measures and that they provide useful information regarding our results of operations because, when compared across periods, they reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unlevered basis, providing perspectives that may not be immediately apparent from a review of our Audited Consolidated Financial Statements.
We define Same-Property NOI as NOI less non same-property NOI. We evaluate the performance of the properties we own using a Same-Property NOI, and we believe that Same-Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of our portfolio on performance. When used in conjunction with IFRS financial measures, Same-Property NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Property NOI is a key metric used internally by us to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Property NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that directly result from our investment properties, is consistent period-over-period, and excludes items that may not be indicative of, or are unrelated to, the ongoing operations of the properties.
We define Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. We define Same-Property Cash NOI as Cash NOI less non same-property cash NOI and adjusted for constant currency. The same-property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same-property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same-property population. As of December 31, 2024, 2023, and 2022, the same-property population consisted of 27, 22 and 17 buildings aggregating approximately 63%, 64%, and 42% of our total Net Rentable Area ("NRA"), respectively.
For the 27 properties within the same-property population as of December 31, 2024, the Same-Property NOI increased 1.3% during the year ended December 31, 2024, as compared to the year ended December 31, 2023. For the year ended December 31, 2024, Same-Property Cash NOI increased 5.0% compared to the year ended December 31, 2023.
The table below reconciles these measures to the most directly comparable IFRS financial measure, profit for the period:

	For the years ended December 31,
(USD in thousands except for percentage data)	2024	2023	2022
PROFIT (LOSS) FOR THE YEAR	$(19,426)	$7,156	$11,441
Other revenue	(281)	(109)	(93)
General and administrative	15,626	8,509	4,609
Listing expense	44,470	—	—
Investment property valuation gain	(32,347)	(20,151)	(3,526)
Interest income from affiliates	(303)	(664)	(561)
Financing costs	22,642	31,111	11,767
Net foreign currency (loss) gain	104	(285)	(300)

Other income (1)	(12,617)	(308)	(100)
(Gain) loss on sale of investment properties	—	(1,165)	398
Gain on disposition of asset held for sale	—	(1,023)	—
Other expenses (2)	9,177	6,133	611
Income tax expense	9,562	4,981	2,237
NOI	$36,607	$34,185	$26,483
Constant currency impact (3)	—	398	26
Less: non same-property NOI (4)	3,249	1,650	1,506
Same-Property NOI (4)	$33,358	$32,933	$25,003

NOI	$36,607	$34,185	$26,483
Straight-line rental revenue	(776)	(1,036)	(2,423)
CASH NOI	$35,831	$33,149	$24,060
Constant currency impact (3)	—	370	31
Less: non same-property cash NOI (4)	1,902	1,207	1,573
Same-Property Cash NOI (4)	$33,929	$32,312	$22,518
(1)Other income primarily included income related to Lock-Up Release Agreements of $10.4 million for the year ended December 31, 2024. Other income also included certain miscellaneous income of $0.6 million in the year ended December 31, 2024, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income earned on certificates of deposit, bank accounts, and the installment payment receivable from the sale of an investment property of $1.6 million, $0.3, million and $0.1 million, for the years ended December 31, 2024, 2023 and 2022, respectively.
(2)Other expenses primarily included transaction-related costs in connection with the Business Combination of $7.6 million, $6.2 million and $0.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. Other expenses also included fees in connection with the Lock-Up Release Agreements of $1.2 million for the year ended December 31, 2024. Additionally, other expenses included other miscellaneous capital raising costs, deal pursuit costs, legal provisions, and loss on disposition of properties.
(3)Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We calculate constant currency by calculating prior period results using the average foreign currency exchange rate for the year ended December 31, 2024. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange.
(4)The same-property pool includes all properties that were classified as Operating Properties as of December 31, 2024 and since January 1, 2023, and excludes properties that were either disposed of prior to December 31, 2024, or held for sale to a third party as of December 31, 2024. As of December 31, 2024, the same-property pool consisted of 27 buildings aggregating approximately 4.6 million square feet. Non same-property NOI and cash NOI amounts exclude the NOI attributable to the same-property pool, while Same-Property NOI and Cash NOI amounts include the NOI attributable to the same-property pool.
Funds From Operations, or FFO – LPA defines FFO as profit (loss) for the period, excluding (a) investment property valuation gain, (b) gain or loss on sale of investment properties, and c) gain on sale of asset held for sale. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share-based payments, (b) one-time cash bonus related to the Business Combination, (c) listing expense, (d) other income and (e) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) non-cash financing costs, (c) interest income from affiliates, (d) unrealized foreign currency gain or loss and (e) straight-line rental revenue.
LPA uses FFO, FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) to help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain noncash items, but which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results. Therefore, LPA’s management believes the usefulness of FFO Measures as measures of performance may be limited. LPA’s computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently.
Update to Non-IFRS Financial Measures
Beginning in the second quarter of 2024, we changed how we define and calculate FFO. Previously we defined FFO as profit for the period, excluding (a) investment property valuation gain, (b) gain or loss on sale of investment property, (c) gain on sale of asset held for sale, (d) depreciation and amortization, (e) non-cash financing costs, (f) interest income from affiliates and (g) unrealized foreign currency gain or loss. We defined Adjusted FFO as FFO less (a) realized foreign currency gain or loss and (b) straight-line rental revenue.
We changed to the new FFO Measures as defined above beginning in the second quarter of 2024 to be consistent with the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO as we believe most guideline companies in our industry use the NAREIT definition of FFO, thus facilitating comparability between LPA’s operating performance with guideline companies. From FFO, we adjusted for one-time or non-recurring items to get to FFO (as defined by LPA) and FFO (as defined by LPA) was further adjusted for non-cash items to get to Adjusted FFO to better align with how management measures the operating performance of LPA between comparative periods. Previously reported measures for the year ended December 31, 2023, 2022 and 2021 have been updated to reflect these changes.

	For the years ended December 31,
(USD in thousands)	2024	2023	2022
PROFIT (LOSS) FOR THE YEAR	$(19,426)	$7,156	$11,441
Investment property valuation gain	(32,347)	(20,151)	(3,526)
(Gain) loss on sale of investment properties	—	(1,165)	398
Gain on disposition of asset held for sale	—	(1,023)	—
FFO	$(51,773)	$(15,183)	$8,313
Share-based payment (1)	2,061	—	—
One-time cash bonus related to the Business Combination (2)	285	—	—
Listing expense (3)	44,470	—	—
Other income (4)	(11,703)	(8)	(6)
Other expenses (5)	9,361	6,133	611
FFO (as defined by LPA)	$(7,299)	$(9,058)	$8,918
Depreciation and amortization (6)	1,112	107	124
Financing costs (7)	325	5,957	(2,685)
Interest income from affiliates	(303)	(664)	(561)
Unrealized foreign currency loss (gain) (8)	(65)	(507)	(325)
Straight-line rental revenue	(776)	(1,036)	(2,423)
Adjusted FFO	$(7,006)	$(5,201)	$3,048
(1)In connection with the Closing of the Business Combination, certain executives and directors were granted various RSUs. The associated share-based payment expenses were included within general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
(2)In connection with the Closing of the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
(3)In connection with the Closing of the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of the TWOA’s identifiable net assets. This amount was included within other expense in the consolidated statements of profit or loss and other comprehensive income (loss). See Note 4 of the Audited Consolidated Financial Statements.
(4)Other income primarily included income related to Lock-Up Release Agreements of $10.4 million for the year ended December 31, 2024. Other income also included certain miscellaneous income of $0.6 million in the year ended

December 31, 2024, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income earned on certificates of deposit, bank accounts, and the installment payment receivable from the sale of an investment property of $1.6 million, $0.3, million and $0.1 million, respectively, for the years ended December 31, 2024, 2023 and 2022. Interest income settled in cash of $0.9 million, $0.3 million, and $0.1 million for the years ended December 31, 2024, 2023 and 2022, respectively, was excluded from these reconciliations.
(5)Other expenses primarily included transaction-related costs in connection with the Business Combination of $7.6 million, $6.2 million and $0.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. Other expenses also included fees in connection with the Lock-Up Release Agreements of $1.2 million for the year ended December 31, 2024. Other expenses also included a one-time write-off of lease receivables of $0.2 million, which was related to a lease termination with a tenant due to a dispute. Additionally, other expenses included other miscellaneous capital raising costs, deal pursuit costs, legal provisions, and loss on disposition of properties.
(6)Depreciation and amortization included amortization of prepaid D&O liability insurance, depreciation of non-real estate property and equipment and amortization of right-of-use assets. The amounts were included within general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
(7)The adjustment related to financing costs includes the interest expenses of $0.3 million related to our lease liabilities, which are included within investment property operating expenses and general and administrative expenses. See Note 15 of the Audited Consolidated Financial Statements for details. The adjustment also included less than $0.1 million of one-time debt extinguishment or modification gain or loss and amortization of debt issuance cost and accrued interest, included in financing costs in the consolidated statements of profit or loss and other comprehensive income (loss), within the Audited Consolidated Financial Statements. Cash-settled interest expense was excluded from this adjustment.
(8)Unrealized foreign currency loss (gain) was included within net foreign currency (loss) gain in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
Net Debt — Net Debt is defined as our total debt (defined as long term debt plus long-term debt—current portion) less cash and cash equivalents. Net Debt to NOI represents Net Debt divided by NOI. Net Debt to Adjusted EBITDA represents Net Debt divided by Adjusted EBITDA. We believe that these two ratios are useful because they provide investors with information on our ability to repay debt, compared to our performance as measured using NOI and Adjusted EBITDA. Net Debt to Investment Properties represents Net Debt divided by Investment Properties (end of period value). We believe that this ratio is useful because it shows the degree in which Net Debt has been used to finance our assets. The table below includes reconciliations of Net Debt to the most directly comparable IFRS financial measures:

	As of and for the years ended December 31,
(USD in thousands except for ratio and percentage data)	2024	2023	2022
Long term debt	$253,249	$253,151	$98,383
Long term debt - current portion	12,637	16,703	110,943
Cash and cash equivalents (1)	(34,662)	(37,923)	(18,241)
Net Debt	$231,224	$231,931	$191,085
Net Debt to Profit (Loss)	(11.9)x	32.4x	16.7x
Net Debt to NOI	6.3x	6.8x	7.2x
Net Debt to Adjusted EBITDA	9.0x	8.9x	8.6x
Net Debt to Investment Properties	41.7%	45.1%	43.0%
(1)Includes $5.8 million, $2.7 million, and $3.2 million of restricted cash equivalent associated with total debt as of December 31, 2024, 2023 and 2022, respectively.
B.Liquidity and Capital Resources
For the years ended December 31, 2024, 2023 and 2022, we had profit (losses) of $(19.4) million, $7.2 million, and $11.4 million, respectively. As of December 31, 2024, we also had cash, restricted cash equivalent- short term, and restricted cash equivalents - long term of $28.8 million, zero and $5.8 million, respectively. We require significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures, and expand our business through acquisitions. Our future capital requirements will depend on many factors, including the cost of future acquisitions, the scale of increases in headcount, our revenue mix, incremental costs relating to the implementation of new contracts, and the timing and extent of spending to support warehouse development efforts.
We believe our existing cash and cash equivalents and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our financial performance and that of our tenants, the timing and scope of our projects; acquisition activities, competitive factors, and global economic conditions. If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our logistic warehouse facilities and expansion of our operations would enable us to access financing on reasonable terms. However, we believe that there can be no assurance that such financing would be available to us on favorable terms or at all. If financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our logistic warehouse facilities, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. We expect to continue to recognize profits as we execute on our operating plan and expand our warehouse offerings in the near term.
Debt
As of December 31, 2024, our total outstanding debt was $265.9 million, of which $253.2 million, or 95.2%, consisted of long-term debt. As of December 31, 2023, our total outstanding debt was $269.9 million, of which $253.2 million, or 93.8%, consisted of long-term debt.
As of December 31, 2024 and 2023, all of our outstanding debt was secured by the corresponding investment properties and we are in compliance with, or otherwise had waivers for all debt covenants with our lenders. Refer to Note 16 of Audited Financial Statements for details.
Capital Expenditures
For the year ended December 31, 2024, 2023 and 2022, we incurred capital expenditures totaling $16.7 million, $28.4 million and $41.0 million, respectively, in connection with construction projects to develop warehouses on the land acquired in Colombia, Peru, and Costa Rica. Refer to Note 25 in the Audited Financial Statements for more details.
Cash Flows
The following table summarizes our consolidated cash flows provided by (used in) operating, investing, and financing activities for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,			$ Change		% Change
	2024	2023	2022	2024 vs 2023	2023 vs 2022	2024 vs 2023	2023 vs 2022
Net cash provided by operating activities	$19,391,563	$17,199,470	$19,611,145	$2,192,093	$(2,411,675)	12.7%	(12.3%)
Net cash used in investing activities	(10,734,635)	(23,200,222)	(36,483,936)	12,465,587	13,283,714	(53.7)%	(36.4)%
Net cash (used in) provided by financing activities	(14,690,843)	25,977,456	14,804,304	(40,668,299)	11,173,152	(156.6%)	75.5%
Effects of exchange rate fluctuations on cash held	(381,101)	277,547	(303,754)	(658,648)	581,301	(237.3)%	(191.4%)
Net (decrease) increase in cash and cash equivalents	$(6,415,016)	$20,254,251	$(2,372,241)	$(26,669,267)	$22,626,492	(131.7)%	NM
Cash and cash equivalents at the beginning of the year	35,242,363	14,988,112	17,360,353	20,254,251	(2,372,241)	135.1%	(13.7%)
Cash and cash equivalents at the end of the year	$28,827,347	$35,242,363	$14,988,112	$(6,415,016)	$20,254,251	(18.2%)	135.1%
NM - Not meaningful
Cash flows from operating activities
Cash flows generated by operating activities for the year ended December 31, 2024 amounted to $19.4 million, representing an increase of $2.2 million, or 12.7%, compared to $17.2 million for the year ended December 31, 2023.

Increase in cash provided by operating activities was primarily attributed to an increase in cash received from contracts with tenants (customers) of $11.9 million due to additional properties becoming stabilized during the year, partially offset by an increase in cash paid for investment property operating expenses of $7.9 million due to additional investment properties becoming stabilized or nearly stabilized during the year, an increase in cash paid for general and administrative expenses of $1.3 million due to the Company's additional costs incurred as a public company, and an increase in cash paid for taxes of $0.5 million.
Cash flows generated by operating activities for the year ended December 31, 2023 amounted to $17.2 million, representing a decrease of $2.4 million, or 12.3%, compared to $19.6 million for the year ended December 31, 2022. Decrease in cash generated by operating activities was primarily for taxes of $6.2 million, partially offset by a decrease in cash paid for services received for managing the real estate and general and administrative expenses of $4.5 million, an increase in cash collected from rental income of $3.6 million, and other factors amounting to $0.5 million.
Cash flows from investing activities
Cash flows used in investing activities for the year ended December 31, 2024 amounted to $10.7 million, representing a decrease in cash use of $12.5 million, or 53.7%, compared to $23.2 million for the year ended December 31, 2023. This was primarily due to a $11.7 million decrease in capital expenditure on investment properties, as six buildings were constructed during the year ended December 31, 2023 compared to three buildings during the year ended December 31, 2024. Additionally, the decrease was attributed to a $1.6 million decrease in cash proceeds from sale of asset held for sale and a $3.7 million increase in restricted cash. This decrease was partially offset by the increase in the proceeds from loan repayments of $3.8 million and other increases totaling $0.7 million.
Cash flows used in investing activities for the year ended December 31, 2023 amounted to $23.2 million, representing a decrease in cash use of $13.3 million, or 36.4%, compared to $36.5 million for the year ended December 31, 2022. The decrease was primarily due to a $12.6 million decrease in capital expenditure on investment properties, a $5.7 million decrease in cash proceeds from sale of investment properties and other decreases totaling $1.4 million offset by a $2.1 million decrease in loans to affiliates and a $4.3 million decrease in cash provided to loans to tenants for leasehold improvement.
Cash flows from financing activities
Cash flows used in financing activities for the year ended December 31, 2024 amounted to $14.7 million, representing a decrease of $40.7 million compared to cash flows provided by financing activities of $26.0 million for the year ended December 31, 2023. The decrease was primarily related to a reduction in the long-term debt borrowings of $192.6 million, the repurchase of treasury shares of $1.2 million, and a decline in capital contributions from non-controlling partners of $2.5 million, and an increase in distributions to non-controlling partners of $5.0 million. The decrease was offset by an increase in long-term debt repayment by $141.5 million, a decrease in interest and commitment fees of $2.8 million, a decrease in debt extinguishment and cash paid for raising debt cost paid of $2.5 million, the proceeds related to the Lock-up Releases Agreements (net of transactions costs) of $9.1 million and the proceeds from business combination (net of transaction costs) of $3.7 million.
Cash flows provided by financing activities for the year ended December 31, 2023 amounted to $26.0 million, representing an increase of $11.2 million compared to cash flows provided by financing activities of $14.8 million for the year ended December 31, 2022. The decrease was primarily related to a $161.5 million increase in long-term debt borrowings and a $5.2 million increase in capital contributions from non-controlling partners. The increase was offset by a $139.1 million increase in long-term debt repayment, a $1.1 million increase in cash paid for raising debt, a $2.4 million increase in debt extinguishment cost paid, a $10.4 million increase in interest and commitment fees paid, and a $2.5 million increase in distributions to non-controlling partners.
C.Research and Development, Patents and Licenses, Etc.
Not applicable.
D.Trend Information
See “Item 5.A. Operating and Financial Review and Prospects — Operating Results”.
In addition to the information set forth in above sections, additional information about the trends affecting our business can be found in “Item 3.D. Key Information — Risk Factors”.

E.Critical Accounting Estimates
LPA's Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB which requires the use of estimates and assumptions that affect the value of assets and liabilities as well as contingent assets and liabilities, as reported on the statements of financial position and revenues and expenses arising during the periods presented. LPA evaluates its assumptions and estimates on an ongoing basis. LPA bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
For more information, see Note 2 to our Audited Consolidated Financial Statements.
Valuation of Investment Properties
Investment properties are initially recognized at cost and are subsequently measured at fair value. We engage external appraisers to obtain an independent opinion on the market value of each of our investment properties, including operating properties, properties under development and land bank. Management submits an updated rent roll of the investment property portfolio to the appraiser and provides it access to the properties, leasing contracts and specific operating details of the portfolio.
The independent appraiser uses a combination of valuation techniques such as the discounted cash flow approach, sales comparison approach, and direct capitalization approach to value the investment properties. The valuation techniques used to estimate the fair value of our investment properties rely on assumptions, which are not directly observable in the market, including discount rates, occupancy rates, net operating income, and market rents. Our operating properties are primarily appraised using the discounted cash flows method and direct capitalization method. Our properties under development are primarily appraised using discounted cash flow and direct capitalization methods, adjusted by the net present value of the cost to complete and the vacancy percentage in the properties under construction. Our land bank is primarily appraised using a combination of direct capitalization method, discounted cash flow method, and sales comparison approach (or market approach).
To review the appraiser's valuations, we leverage our familiarity with individual properties and regional portfolios, along with insights into factors such as interest rate fluctuations, turnover rates, and other judgment factors used in the valuation process, to evaluate the reasonableness of the results and compare the reported values to those from the previous period to monitor changes. As part of the review process, we offer feedback concerning inconsistencies in factual information and inaccurate statements, before the appraisal reports are finalized.
For more information, see Note 13 to our Audited Consolidated Financial Statements. LPA management believes that the chosen valuation methodologies are appropriate for determining the fair value of the types of investment properties we own.

	FMV as of December 31, 2024	Number of Buildings	NRA(1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$23,851,330	N/A	1,090,211	15.0%(2)	N/A
Sub-total	23,851,330	N/A	1,090,211	15.0%	N/A
Properties under right-of-use(3)
Peru	16,691,019	N/A	670,322	0.0%	N/A
Sub-total	16,691,019	N/A	670,322	0.0%	N/A
Total land bank	40,542,349	N/A	1,760,533	9.3%	N/A
Properties under development:
Properties under right-of-use(3)
Peru	21,798,170	2	421,321	100.0%	25.2%
Total properties under development	21,798,170	2	421,321	100.0%	25.2%
Operating properties:

Owned properties
Colombia	109,065,873	5	1,255,404	100.0%	100.0%
Peru(5)	123,017,512	6	1,350,084	94.8%	94.8%
Costa Rica(4)	260,094,960	19	2,516,137	100.0%	99.4%
Total operating properties	492,178,345	30	5,121,625	98.6%	98.3%
Total operating and properties under development	513,976,515	32	5,542,946	98.7%	92.8%
Total	$554,518,864	32	7,303,479	N/A	N/A

	Fair Value as of December 31, 2023	Number of Buildings	NRA(1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$24,100,446	N/A	1,090,211	N/A	N/A
Sub-total	24,100,446	N/A	1,090,211	N/A	N/A
Properties under right-of-use(3)
Peru	619,976	N/A	878,022	N/A	N/A
Sub-total	619,976	N/A	878,022	N/A	N/A
Total land bank	24,720,422	N/A	1,968,233	8.3%	N/A
Properties under development:
Owned properties
Peru(5)	22,230,781	2	344,565	79.8%	15.6%
Costa Rica	10,891,000	1	157,444	68.6%	0.0%
Sub-total	33,121,781	3	502,009	76.3%	10.7%
Properties under right-of-use(3)
Peru	12,260,000	1	166,410	85.0%	0.0%
Sub-total	12,260,000	1	166,410	85.0%	0.0%
Total properties under development	45,381,781	4	668,419	78.5%	8.0%
Operating properties:
Owned properties
Colombia	106,957,000	5	1,255,404	100.0%	100.0%
Peru(5)	92,239,857	5	1,005,519	100.0%	100.0%
Costa Rica(4)	244,873,221	18	2,358,693	100.0%	100.0%
Total operating properties	444,070,078	28	4,619,616	100.0%	100.0%
Total operating and properties under development	489,451,859	32	5,288,035	97.3%	88.4%
Total	$514,172,281	32	7,256,268	N/A	N/A
(1)The NRA for land bank and properties under development reflect the estimated potential net rental area. The NRA excludes the net rentable area of the patios or the open-air rentable land.
(2)We entered into lease agreements with certain tenants for investment properties that are expected to be constructed in the land bank.
(3)Properties under right-of-use are mainly related to investment properties developed on leased land. More specifically, they were associated with a land lease agreement the Parque Logistic Callao S.R.L. (Parque Logistic), a partnership entity controlled by LPA, entered into with Lima Airport Partners S.R.L. (“LAP”) under which Parque Logistic committed to lease a land parcel for a period of 30 years, with the intention of developing investment properties.
(4)As of December 31, 2024 and 2023, the operating properties in Costa Rica included patios and open-air rentable land totaling 521,274 square feet for the use of trailer parking and open-air warehousing. As of December 31,

2024 and 2023, the patios and open-air rentable land had a fair value of $6.1 million, with a weighted average capitalization rate of 8.3% and 7.8%, respectively. The NRA included in the table above excludes areas related to the patios and open-air rentable land.
(5)As of December 31, 2023, Lima Sur I Logistic Park Building 400, located in Peru, was in a mixed phase, with parts in operational stage and others under development, therefore, we included this building as being in both operational and under developmental stages. During December 31, 2024, the entire building had transitioned to the operational phase, and thus, was considered as a single, fully operational building.
Item 6. Directors, Senior Management and Employees
A.Directors and Senior Management
The following table lists the names, ages and positions of the individuals who currently serve as directors and executive officers of LPA:

Name	Age	Position(s)
Esteban Saldarriaga	40	Chief Executive Officer
Paul Smith Marquez	49	Chief Financial Officer
Annette Fernandez	48	Chief Operations Officer
Guillermo Zarco B.	51	Colombia Country Manager
Luis Conejo	58	Costa Rica Country Manager
Alvaro Chinchayan	48	Peru Country Manager
Thomas McDonald	60	Director
Roger Lazarus	66	Director
Gloria Canales Saldaña	44	Director
Mauricio Salgar	55	Director
Diego Durruty	54	Director
Françoise Lavertu	50	Director
Javier Marquina-Graciani	51	Director
Esteban Saldarriaga has served as the Chief Executive Officer (CEO) of LPA since the consummation of the Business Combination. Prior to this, he was the CEO of LLP, starting in November 2022. His appointment followed a tenure on the Board of Directors of LLP, where he served from 2016 until his appointment as CEO. Before that, he served as an Investments Principal, Vice President, and Associate at Jaguar Growth Partners (Jaguar), a global investment management firm specializing in real estate operating companies in emerging markets. He also served as a member of the board of directors and the Investment Committee of Colombian Healthcare Properties, a Jaguar portfolio company, from 2019 until 2024. Mr. Saldarriaga held several roles in the finance industry, including M&A Associate from 2013 to 2015 at Grupo Gloria, a Latin American conglomerate based in Lima, Peru, working on cross-border acquisitions and integrations. Additionally, he was an Investment Banking Analyst from 2010 to 2013 at J.P. Morgan’s Advisory Group, based in Bogota, Colombia covering a broad array of sectors in Central and South America. Mr. Saldarriaga holds an MBA from Columbia Business School in New York and a bachelor’s and master’s degree in Economics from Pontificia Universidad Javeriana in Bogota, Colombia.
Annette Fernandez has served as the Chief Operations Officer of LPA since May 2024 and previously served as the Chief Financial Officer of LPA from March to May 2024. Prior to the consummation of the Business Combination, she served as Chief Financial Officer of LLP since 2017 and as Chief Operating Officer of LLP since 2023. Prior to joining LLP, Ms. Fernandez spent 13 years at Prologis, a real estate investment trust that invests in logistics facilities, and five years at PwC. Ms. Fernandez holds a bachelor’s degree in Accounting from the University of Puerto Rico, Mayaguez.
Paul Smith Marquez has served as the Chief Financial Officer of LPA since May 2024 and prior to this appointment, he served as Senior Financial Advisor since March 2024. Mr. Smith served as Chief Financial Officer of VTrips from January 2022 to March 2024. Additionally, Mr. Smith served as Chief Financial Officer of Hoteles City Express from June 2017 to January 2022. He is also the founder and served as the Chairperson of Integrigen de Mexico SAPI de CV from May 2015 to December 2018. Mr. Smith was Chief Financial Officer of Envases Universales de México from May 2015 to May 2017 and Chief Executive Officer from July 2012 to April 2015. He was the Chief Financial Officer of Grupo Martí from November 2005 to July 2012. Since May 2014, Mr. Smith been a member of the board of directors of Christel House México. He previously served as a member of the board of directors of Haber Holding from May 2015 to April 2022. Mr. Smith holds an MBA from Harvard Business School in Boston, Massachusetts and bachelor’s degree in Accounting and Finance from Universidad Panamericana in Guadalajara, Mexico.

Guillermo Zarco has served as Country Manager - Colombia of LLP since 2016 and assumed the same role at LPA upon the consummation of the Business Combination. Prior to LLP, Mr. Zarco spent five years as Logistic Portfolio Manager at Terranum. From 2001 to 2011 he worked in Supply Chain and Logistics for international companies such as NCR and Martin Air. Mr. Zarco holds a bachelor’s degree in Industrial Engineering from the Universidad de Los Andes in Bogota, Colombia, and a master’s degree in Supply Chain Management from the University of Aix-en-Provence in Marseille, France.
Luis Conejo has served as Country Manager - Costa Rica of LPA since September 2024. Prior to this role, he served as Property Manager of LLP since January 2020 and assumed the same role at LPA upon the consummation of the Business Combination. Before joining LLP, Mr. Conejo held the position of Sales and Marketing Coordinator at Urbanizadora La Laguna from December 2018 to September 2019. Mr. Conejo served as Client Care Supervisor at Vivicon from January 2004 to September 2018 and on the board of directors of AsoVivicon from October 2011 to November 2015. Mr. Conejo holds an MBA and a bachelor's degree in Business Administration with a concentration in Marketing from the Universidad Latina in San Jose, Costa Rica.
Alvaro Chinchayán has served as Country Manager-Peru of LLP since 2016 and assumed the same role at LPA upon the consummation of the Business Combination. Prior to LLP, Mr. Chinchayán served as general manager at BSF Almacenes del Perú and Papelera Alfa. Mr. Chinchayán holds an MBA from Incae Business School in Alajuela, Costa Rica and a bachelor's degree in Civil Engineer from Ricardo Palma University in Lima, Peru.
Thomas McDonald became the Chairperson of the LPA Board upon the consummation of the Business Combination and has served on the board of directors of LLP since 2021. Mr. McDonald is the Co-Founder of Jaguar Growth Partners Group, LLC and Jaguar Growth Partners, LLC. Mr. McDonald has been Managing Partner of Jaguar Growth Partners Group, LLC as well as Managing Partner and Head of Americas of Jaguar Growth Partners, LLC since their formation in 2013. Mr. McDonald has served as Managing Member of Jaguar Growth Assets Management, LLC since 2013. In addition to serving on the board of directors of LLP, Mr. McDonald serves on the boards of directors for Hoteles City Express (BMV: HCITY), Colombia Healthcare Properties, Opea Securitizadora SA, and Bresco, and previously on Vesta (BMV: VESTA), Aliansce Sonae SA (BZ: ALSO3), Gafisa (NYSE: GFA), BR Malls (BZ: BRML3), Tenda (BZ: TNDA3), Parque Arauco (SNSE: PARAUCO), Bracor, AGV Logistics, and Brazilian Finance and Real Estate. Before the creation of Jaguar Growth Partners, Mr. McDonald served as Chief Strategic Officer of Equity International, LLC, where he was primarily responsible for developing its collaborative, partner-oriented investment style through establishing building and optimizing relationships, as well as coordinating investment and portfolio management activities. From 1997 to 1999, Mr. McDonald was Executive Vice President of Anixter International (NYSE: AXE) and was responsible for global sales. From 1993 to 1997, Mr. McDonald resided in Argentina and was responsible for establishing operating businesses for Anixter in Brazil, Argentina, Chile, Venezuela and Colombia. Previously, Mr. McDonald lived in Mexico and Puerto Rico, holding operating and business development leadership roles with American Airlines and Quadrum SA de CV. Mr. McDonald is a member of the Emeritus Board of IES Abroad and a former member of the University of Chicago’s Booth School of Business Global Advisory Board. Mr. McDonald founded, and is President of the board of directors of Coprodeli USA, a non-profit supporting the integral development of Peru’s impoverished. Mr. McDonald graduated from the University of Notre Dame and received his MBA from the University of Chicago’s Booth School of Business. Mr. McDonald has extensive experience in private equity investing in emerging markets over the past 24 years, as well as experience serving on public company, private and non-profit companies' boards of directors.
Roger Lazarus became a member of the LPA Board upon the consummation of the Business Combination and has served on the board of directors of LLP since 2021. Mr. Lazarus served as the Chairperson of LLP’s Audit Committee since March 2021 and served as the Chairperson of LLP’s Compensation Committee from March 2021 to March 2024. In addition, Mr. Lazarus has served as a Venture Advisor to Marcy Venture Partners and its portfolio companies since March 2020. Mr. Lazarus served as the Chief Financial Officer of Chain Bridge 1 (NASDAQ: CBRG) from November 2021 to March 31, 2024. In addition, Mr. Lazarus has served on the board of directors and as Chairperson of the Audit Committee of Heliogen Inc (NYSE: HLGN) since March 2023. From 1997 to 2019, he was a partner at Ernst & Young, where he advised on acquisitions and investments for corporate and private equity clients. During his career with Ernst & Young, he served in a variety of roles, including as the Chief Operating Officer and board member of Ernst & Young’s LatAm North region, where he managed internal operations and oversaw financial and operating reporting for 13 countries from 2017 to 2019, as a Managing Partner and Chief Operating Officer of Ernst & Young Colombia from 2013 to 2019, and as the Managing Partner of Ernst & Young´s West Region Transactions service-line from 2006 to 2009. He is Chair of the Audit Committee of the Goldman Environmental Foundation and the sponsor of the annual Goldman Environmental Prize. Mr.

Lazarus is a Chartered Accountant (ICAEW), holds a Bachelor of Arts with honors in Economics from the University of York, England and completed the international certification of the Institute of Directors in London, England in 2020. Mr. Lazarus possesses valuable financial and operational expertise across both developed and emerging markets.
Gloria Canales Saldaña became a member of the LPA Board upon the consummation of the Business Combination and also serves as a member of the board of directors of Fundación Harvard in México city, Mexico, since 2019. Ms. Canales Saldaña is currently the Digital Director of Coppel, a privately owned retailer with a presence in Mexico and Latin America. Previously, Ms. Canales Saldaña was the Marketing Director of Amazon Mexico and held various other commercial roles at Amazon from 2014 to 2022. She holds a bachelor’s degree in Economics from Monterrey Institute of Technology (ITESM) in Monterrey, Mexico, as well as a degree in International Business from the University of British Columbia, Canada. Ms. Canales Saldaña also holds an MBA from Harvard Business School. She has experience working in the United States, Brazil, Argentina, India and Mexico. She is an investor in Angel Ventures, Amplifica Capital and Soldier Fields Angels, where she is also a Mentoring Partner. Ms. Canales Saldaña possesses extensive knowledge of the Latin American market and experience in retail and e-commerce.
Mauricio Salgar became a member of the LPA Board upon the consummation of the Business Combination and serves as an external advisor to Advent International, a global private equity firm based in Bogota, Colombia. He previously served as Managing Director of Advent International from October 2012 to December 2023. Mr. Salgar currently serves as an independent board member of Grupo Aval (NYSE: AVAL) and as a member of the board of directors of Holding Hotelera GHL, a privately held company in Colombia. Previously, Mr. Salgar served as a member of the boards of directors of AI Inversiones Palo Alto II S.A.C. (CANVIA) from June 2017 to November 2023, Sophos Solutions S.A.S. from December 2020 to September 2023, Enjoy S.A. (SSE: ENJOY) from January 2018 to April 2021, Lifemiles B.V. from August 2015 to October 2021, Oleoducto Central S.A. or Ocensa, from January 2014 to February 2020 and Alianza Fiduciaria and Alianza Valores from January 2014 to April 2019. Mr. Salgar holds a Bachelor of Science in Industrial Engineering from Universidad de los Andes in Bogota, Colombia, and an MBA from MIT Sloan School of Management in Cambridge, Massachusetts. He has extensive experience in the Latin American region.
Diego Durruty became a member of the LPA Board upon the consummation of the Business Combination and has served as Executive Vice President of Grupo Urbana, a real estate investment, development, and operations company based in Chile, since March 1996. Mr. Durruty also serves as a member of the board of directors of D’Barbers since March 2020 and B21 since October 2019. Mr. Durruty has 28 years of professional experience in the real estate investment, development and operations industry in Chile and Latin America. His institutional involvement with major real estate groups has provided him with insight into various verticals, including mixed-use developments, multi-family properties, offices, shopping centers, self-storage, and parking facilities. Throughout his career, Mr. Durruty has successfully acquired 14 companies, solidifying his position as a leader in the real estate industry. Mr. Durruty pursued coursework in architecture and management at the Pontifical Catholic University of Chile and has expansive experience in the real estate industry.
Françoise Lavertu became a member of the LPA Board in July 2024 and has served as Co-Chief Executive Officer since April 2023 of AUBA, a San Francisco-based company that provides AI-based supply chain visibility and optimization technologies for large enterprises. She is also Co-Founder of South View Studio, a strategic and creative brand-building firm advising B2C and B2B companies, including those operating in real estate and logistics, and she served as director of strategy from February 2019 to April 2023. Ms. Lavertu founded and served as an advisor and operating partner from February 2019 to March 2023 at Utelias, which provided strategic and operational guidance to private equity funds, bringing hands-on experience scaling businesses to their portfolio companies. Prior to Utelias, Ms. Lavertu was Tesla’s General Manager for the Southeast U.S. and Latin America, and previously Country Manager for Mexico. In addition to leading the launch of Tesla’s Model X and Model 3 vehicles as well as energy products in her markets, she had full P&L responsibility. Ms. Lavertu began her career in consumer goods and has experience in retail, sales, marketing, merchandising and purchasing at market-leading brands. She has a bachelor’s degree in Commerce from McGill University and a master’s degree in Statistics from HEC Montreal, both in Quebec, Canada. Ms. Lavertu is a board member at Spectrum (Grupo Pantaleon), Solfium and Kronia Technologies, and serves as an advisor to Endeavor and CiBanco.
Javier Marquina-Graciani became a member of the LPA Board in July 2024. Mr. Marquina is the founder of Miami-based ARQ Consultants Inc., a firm specializing in real estate investment strategy and execution, and has served as Chief Executive Officer there since February 2019. In addition, he has served on the board of Guatemala-based Inmobiliaria Spectrum since June 2018 and was appointed Vice Chair of the board in June 2023. He has served as an independent trustee at US-based TIDAL TRUST II, a regulated investment trust with over 70 ETF holdings representing approximately US$11 billion in assets, since July 2022. He has also served as manager since May 2023 of Neta Investments LLC, a US-based private real estate investment trust. Mr. Marquina served on the board of LatAm Logistic

Properties, S.A. from November 2022 to March 2024. He also served as interim Head of the Americas of Acciona Inmobiliaria from January 2020 to June 2021 and as Head of Investment Team for Latin America for GLL Real Estate Partners from September 2016 to January 2020. Previously, Mr. Marquina was the Real Estate Investment Director of Miami-based Finaccess Advisors, where he designed and implemented a new real estate investment strategy and successfully closed three transactions totaling $250 million. Prior to this, he was Partner and Finance Director of Aguirre Newman America, a SMM LLC franchise that he launched in 2009 and expanded into Brazil, Mexico and Peru. In 2002, Mr. Marquina co-founded SMM LLC and led a management buyout of five CBRE offices in Latin America. Mr. Marquina has a master’s degree in Politics and Economics from the University of Oxford, England, and an MBA from Instituto de Empresa in Madrid, Spain.
Family Relationships
There are no family relationships between the directors or executive officers.
B.Compensation
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not publicly disclosed this information elsewhere.
For the year ended December 31, 2024, we have incurred an aggregate compensation expense of $5,250,213 related to our executive officers and directors. This amount is comprised of salaries, bonuses, director's fees, non-cash benefits, and share-based payment expense. Refer to Note 23 of Audited Financial Statements for details.
Logistic Properties of the Americas Equity Incentive Plan
The Company has adopted the Logistic Properties of the Americas Equity Incentive Plan filed as Exhibit 4.5 to this Report (the “Equity Incentive Plan”) to enhance its competitive edge in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The Equity Incentive Plan permits the grant of options to purchase Ordinary Shares, stock appreciation rights, restricted stock, restricted stock unit awards, performance-based awards, and other equity-based awards related to Ordinary Shares, as well as cash incentive awards, thereby fostering a more substantial alignment between employee and shareholder interests.
As of the date of this Report, restricted stock unit awards representing 431,500 Ordinary Shares have been granted under the Equity Incentive Plan to certain of our executive officers and directors, of which 152,833 awards have vested, while the remainder is still subject to vesting schedules. No additional awards have been granted under the Equity Incentive Plan.
C.Board Practices
Board Composition
The Board consists of seven (7) members. At each annual general meeting of shareholders, Directors of the relevant class, whose terms are set to expire, will be eligible for re-election to the Board for a three-year term. The LPA directors are categorized into three classes as follows:
•the Class I directors are Diego Durruty and Javier Marquina-Graciani, whose terms expire at the first annual general meeting of shareholders;
•the Class II directors are Roger Lazarus, Mauricio Salgar and Francoise Lavertu, whose terms expire at the second annual general meeting of shareholders; and
•the Class III directors are Thomas McDonald and Gloria Canales Saldaña, whose terms expire at the third annual general meeting of shareholders.
Due to the staggered structure of the board, only one class of directors may be appointed at each annual general meeting of shareholders, while the other classes will continue to serve for the remainder of their respective terms.
Director Independence
The LPA Board has determined that all of the directors, except for Mr. McDonald, meet the independence requirements as defined by the listing rules of NYSE American. Consequently, the LPA Board consists of a majority of “independent directors,” in accordance with both SEC regulations and the NYSE American listing requirements relating to director independence. Furthermore, LPA is subject to the rules of the SEC and NYSE American rules relating to the membership, qualifications, and operations of the Audit Committee, as outlined below.
Role of the Board in Risk Oversight
A key function of the LPA Board is to provide informed oversight of LPA’s risk management process. This oversight is conducted by the LPA Board as a whole, and through various standing committees that focus on risks specific to their areas of responsibility. In particular, the LPA Board is responsible for monitoring and assessing strategic risk exposure, while the Audit Committee is responsible for evaluating and discussing LPA’s significant financial and operational risk exposures. This includes recommending actions for management to monitor and control such risks, as well as establishing guidelines and policies that govern the risk assessment and management process. Additionally, the Audit Committee ensures compliance with legal and regulatory requirements. The Compensation Committee, on the other hand, evaluates and monitors whether LPA’s compensation plans, policies, and programs comply with applicable legal and regulatory standards.
Duties of Directors
Under Cayman Islands law, the directors of LPA owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they believe, in good faith, is in the best interest of LPA. The directors must exercise their powers solely for legitimate purposes and are required to perform their duties with the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. In fulfilling their duty of care to LPA, the directors must ensure compliance with the Charter, as amended and restated from time to time. A shareholder may have the right to seek damages on behalf of LPA if a duty owed by the directors is breached. The functions and powers of the LPA Board include, but are not limited to:
•conducting and managing LPA's business operations;
•representing LPA in contracts and agreements;
•appointing attorneys for LPA;
•selecting senior management, including managing and executive directors;
•providing employee benefits and pension;
•convening shareholders’ annual general meetings and reporting on its activities at such meetings;
•declaring dividends and distributions;
•exercising the borrowing powers of LPA and mortgaging LPA's property;
•approving the transfer of LPA shares, including their registration in the Company's register of members; and
•exercising any other powers conferred by the shareholders under the Proposed Charter, as it may be amended from time to time.
Board Committees
The LPA Board has the authority to appoint committees to carry out specific management and administration functions. The LPA Board has established the Audit Committee, Compensation Committee, and the Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or removal. Copies of the charters for each committee are available on the investor relations section of LPA’s website.
Audit Committee
The Audit Committee consists of Messrs. Lazarus, Marquina, and Ms. Canales Saldaña, with Mr. Lazarus serving as chair of the Audit Committee. Mr. Lazarus meets the criteria of an Audit Committee financial expert as defined the applicable SEC rules. Each of Messrs. Lazarus and Marquina and Ms. Canales Saldaña satisfy the independence requirements outlined in Rule 10A-3 of the Exchange Act, as well as the financial literacy standards of the NYSE American. In making such determinations, the LPA Board considered the education and prior professional experience of each Audit Committee member. The Audit Committee will periodically hold executive sessions with the Company's independent auditing firm and management.
The functions of the Audit Committee include, among other responsibilities:
•evaluating the qualifications, independence and performance of LPA’s independent auditors and assessing their continued engagement;
•oversee the accounting and financial reporting processes of the Company;
•reviewing and approving the engagement of LPA’s independent auditors to perform audit services and any permissible non-audit services;
•oversee the adequacy and effectiveness of LPA’s internal control policies and procedures;
•review of the independent auditor's annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by LPA;
•obtaining and reviewing at least annually a report by LPA’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;
•monitoring the rotation of LPA’s independent auditor’s lead audit and concurring partners and the rotation of other audit partners as required by law;
•prior to engagement of any independent auditor, and at least annually thereafter, reviewing, and assessing independence and e taking the appropriate action to continue to oversee the independence of LPA’s independent auditor;

•reviewing LPA’s annual and quarterly financial statements and reports, including the disclosures contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and discussing the statements and reports with LPA’s independent auditors and management;
•reviewing with LPA’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of LPA's financial controls and critical accounting policies;
•reviewing with management and LPA’s auditors any earnings disclosures and other public announcements regarding material developments;
•establishing and maintaining procedures for the receipt, retention and treatment of complaints received by LPA regarding accounting, internal accounting controls, auditing or other matters;
•reviewing LPA’s major financial and operational risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and
•reviewing and evaluating the adequacy of the Audit Committee charter annually and recommending any proposed amendments to the LPA Board for approval.
The Audit Committee's composition and functions to comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and NYSE American rules and regulations.
Compensation Committee
LPA’s Compensation Committee consists of Messrs. McDonald, Salgar and Durruty with Mr. Salgar serving as chair of the Compensation Committee. The LPA Board has determined that all members of the Compensation Committee, with the exception of Mr. McDonald, satisfy the independence requirements as defined in Rule 16b-3 of the Exchange Act and, the listing standards of the NYSE American. The Compensation Committee's primary duties include, among other responsibilities:
•reviewing and approving the corporate objectives that pertain to the determination of executive compensation;

•reviewing and approving the compensation, benefits and material terms of employment agreements of LPA’s executive officers;
•reviewing and approving performance goals and objectives relevant to the compensation of LPA’s executive officers and assessing their performance against these goals and objectives;
•making recommendations to the LPA Board regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the LPA Board;
•reviewing and making recommendations to the LPA Board regarding the type and amount of compensation to be paid or awarded to non-employee board members;
•reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Securities Exchange Act;
•administering equity incentive plans to the extent such authority is delegated by the LPA Board;
•reviewing and approving the (i) terms of all employment agreements, (ii) severance arrangements, (iii) change in control protections, (iv) material compensation arrangements and (v) material perquisites and supplemental benefits for executive officers;
•reviewing and discussing with management LPA’s “Compensation Discussion and Analysis” disclosures in periodic reports to be filed with the SEC to the extent such disclosure is included in any such report;
•reviewing and evaluating the adequacy of the Compensation Committee charter annually and recommending any proposed amendments to the LPA Board for approval.
Nominating and Corporate Governance Committee
LPA’s Nominating and Corporate Governance Committee consists of Messrs. McDonald, Lazarus and Ms. Lavertu with Mr. McDonald serving as chairman of the Nominating and Corporate Governance Committee. The LPA Board has determined that with the exception of Mr. McDonald, all members of the Nominating and Corporate Governance Committee satisfy the independence requirements as defined in Rule 16b-3 of the Exchange Act and the listing standards of the NYSE American. The primary duties of the Nominating and Corporate Governance Committee include, but are not limited to:
•identifying, reviewing and recommending candidates to serve on the LPA Board;
•evaluating the performance of the LPA Board, committees, and individual directors to determine the appropriateness of their continued service:
•evaluating nominations from shareholders for candidates seeking election to the LPA Board;
•evaluating the current size, composition and structure of the LPA Board and its committees and making recommendations to the LPA Board for approval;
•developing corporate governance policies and principles and recommending updates or changes to the LPA Board;
•monitoring issues and developments related to corporate governance and identifying current and emerging corporate governance trends for the LPA Board; and
•periodically reviewing the Nominating and Corporate Governance Committee charter, structure and membership requirements and recommending any proposed changes to the LPA Board.
Limitation on Liability and Indemnification of Directors and Officers
Cayman Islands law does not restrict the extent to which a company’s memorandum and articles of association include provisions for the indemnification of officers and directors, except to the extent that such provisions may be deemed to be contrary to public policy by the Cayman Islands courts. This includes indemnification against willful default, willful neglect and actual fraud, or the consequences of committing a crime. The Charter allows for the indemnification of

LPA’s officers and directors to the fullest extent permitted by law, covering any liabilities incurred in their official capacities except in cases of actual fraud, willful default, or willful neglect. Additionally, LPA has purchased a directors’ and officers’ liability insurance policy that protects LPA’s officers and directors against defense costs, settlements or judgments in certain circumstances and it also covers LPA's obligations to indemnify its officers and directors.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
D.Employees
As of December 31, 2024, we had a total of 31 employees, comprising 16 employees in Costa Rica, 5 employees in Colombia, 8 employees in Peru, and 2 employees in the United States. We outsource our construction, engineering and project management and related activities, as well as property maintenance to third parties. As of December 31, 2024, none of our employees were affiliated with labor unions.
E.Share Ownership
Ownership of the Company’s shares by its directors and executive officers is set forth in Item 7.A and Item 6.B (Logistic Properties of the Americas Equity Incentive Plan) of this Report.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
In accordance with the applicable rules of the NYSE American Company Guide, Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, the LPA Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-based Compensation to provide for the recovery of erroneously awarded incentive-based compensation paid to the Executive Officers of LPA. This policy enables the Company to recoup incentive-based compensation paid to Executive Officers based on erroneously prepared financial statements due to fraud or misconduct, to the extent that such executive’s incentive compensation was based on the misstated financial statements. The full text of the Company's Policy for the Recovery of Erroneously Awarded Incentive-based Compensation is filed as Exhibit 97.1 to this annual report.
Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth certain information regarding the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this Report, for:
•each person known by us to be the beneficial owner of more than 5% of outstanding Ordinary Shares;
•each of our directors and executive officers, and
•all our directors and executive officers as a group.
Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power with respect to that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, through the exercise of any option, warrant or other right or the conversion of any other security. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, held by each such person that are exercisable or convertible within 60 days of the date of this Report are deemed outstanding. However, they are not deemed outstanding for computing the percentage ownership of any other person.
As of the date of this Report, 31,668,601 Ordinary Shares have been issued and are outstanding. The percentage of beneficial ownership of each listed person is based on the 31,668,601 Ordinary Shares outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

Name and Address(1) of Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers:
Esteban Saldarriaga	—	—
Paul Smith Marquez	—	—
Annette Fernandez	—	—
Guillermo Zarco B.	—	—
Luis C. Conejo	—	—
Alvaro Chinchayan	—	—
Thomas McDonald(2)	26,312,000	83.1%
Roger Lazarus	—	—
Gloria Canales Saldaña	—	—
Mauricio Salgar	—	—
Diego Durruty	—	—
Francoise Lavertu	—	—
Javier Marquina-Graciani	—	—
All directors and executive officers of LPA as a group	26,312,000	83.1%

Other 5% Shareholders Post-Business Combination:
HC PropTech Partners III LLC(3)(4)	2,130,693	6.7%
JREP I Logistics Acquisition, LP(5)	26,312,000	83.1%
(1)Unless otherwise noted, the business address of each of the following entities or individuals is c/o Logistic Properties of the Americas, Plaza Tempo, Edificio B, Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.
(2)Represents shares held by JREP I Logistics Acquisition, LP (see footnote 5 below) and Latam Logistic Equity Partners, LLC. Latam Logistic Equity Partners is managed by JREP I Logistics Acquisition, LP. Thomas McDonald disclaims beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have directly or indirectly.
(3)Mr. Thomas D. Hennessy exercises voting and investment control over LPA shares held by HC PropTech Partners III LLC.
(4)The business address of the reporting person is 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448.
(5)Represents shares held by JREP I Logistics Acquisition, LP, Jaguar Real Estate Partners, LP, and Latam Logistic Equity Partners, LLC. Latam Logistic Equity Partners is managed by JREP I Logistics Acquisition, LP. JREP I Logistics Acquisition, LP and Jaguar Real Estate Partners, LP are investment funds managed by JREP GP, LLC. JREP GP, LLC is managed by Jaguar Growth Partners Group LLC, managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of the reporting person is 601 Brickell Key Drive, Suite 700, Miami, FL 33131.
Significant Changes in Ownership
To our knowledge, other than as disclosed in this annual report and our other filings with the SEC, there has been no significant change in the percentage of ownership held by any major shareholder since the consummation of the Business Combination.

Registered Holders
Based on a review of the information provided to us by our Transfer Agent, as of April 1, 2025 there were 36 registered holders of our Ordinary Shares, 25 of which were United States registered holders holding a total of 29,886,844 Ordinary Shares, representing approximately 94.37% of our total outstanding shares.
B.Related Party Transactions
Loan Receivables from Affiliates
On June 25, 2015, we entered into an agreement with Latam Logistic Investments LLC (“LLI”) to provide loans to LLI to meet certain tax obligations. At that time, LLI was wholly owned by a former executive of LLP and held 8.0% of LLP's equity In July 2020, we increased the notes receivable from LLI from $3,015,000 to $4,165,000 and extended the term to December 31, 2023. In June 2021, the notes receivable increased from $4,165,000 to $4,850,000. In May 2022, we increased the notes receivable balance from $4,850,000 to $6,950,000, while maintaining the expiration date of December 31, 2023. As of December 31, 2023, the notes receivable carried a fixed interest rate of 9.0%. The key terms of the notes receivable included a payment of the principal balance and interest at maturity, the option for early repayment without penalty, collateralization with ordinary shares and a promissory note. As of December 31, 2023, the total notes receivable balance, including accrued interest, amounted to $9,463,164. The loan receivable was settled on the Closing Date, pursuant to an assignment agreement between LLP and LLI. See Note 23 of our Audited Consolidated Financial Statements for more information.

Management and Advisory Services
We paid Jaguar Growth Partners LLC $664,960 and $554,571 for management and advisory services provided to us during the years ended December 31, 2024 and 2023, respectively. On May 12, 2023, and effective as of November 17, 2022, we entered into an agreement with Jaguar Growth Partners LLC to pay $50,000 per quarter for management advisory services related to compensation for Esteban Saldarriaga, LLP’s Chief Executive Officer. This agreement was terminated with the consummation of the Business Combination.
We reimburse our executives and directors for reasonable travel-related expenses incurred while conducting business on our behalf. During 2024 and 2023, we reimbursed Jaguar executives for reasonable travel-related expenses incurred while conducting business on our behalf.
Legal Services
Ramirez & Cardona Abogados, whose managing partner was an LPA board member and an LLP board member prior to the consummation of the Business Combination, provided legal services to us for a total cost of $18,990 and $87,689 for the years ended December 31, 2024 and 2023, respectively.
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
Registration Rights Agreement
At the closing of the Business Combination, certain LLP shareholders entered into a registration rights agreement (the “Registration Rights Agreement”) dated March 27, 2024, with LPA. Pursuant to this agreement, these LLP shareholders were granted substantially the same priorities and registration rights as the Sponsor and other “Holder” parties in the Founder Registration Rights Agreement.
Founder Registration Rights Agreement Amendment
At the closing of the Business Combination, LPA, TWOA, the Two Sponsor and the other parties involved entered into an amendment (the “Founder Registration Rights Agreement Amendment”) dated March 27, 2024, to the registration rights agreement entered into by TWOA and the Sponsor at the time of TWOA’s IPO and other parties thereto (the “Founder Registration Rights Agreement”). This Amendment modified the Founder Registration Rights Agreement to add LPA as a party and to reflect the issuance of Ordinary Shares under the Business Combination Agreement. It also reconciled the provisions of the Registration Rights Agreement. It clarified that despite the fact that, the other provisions of both the Founder Registration Rights Agreement and the Registration Rights Agreement grant similar rights and priorities to holders of registrable securities under such agreements, LPA is not required to facilitate or allow any registration, nor to make any registration statement effective, for any registrable securities held by any holder of the Ordinary Shares converted from the Founder Shares under the Registration Rights Agreement Amendment until after 18 months following the Closing.
Amendment to Insider Letter Agreement
Simultaneously with the execution and delivery of the Business Combination Agreement, TWOA, the Sponsor, the Two Sponsor, and certain other TWOA shareholders and LPA (through a joinder agreement), entered into an amendment to the insider letter agreement associated with TWOA’s initial public offering (the “Insider Letter”) dated as of August 15, 2023 (the “Amendment to Letter Agreement”). The Amendment to Letter Agreement (i) added LPA as a party to the Insider Letter, (ii) updated the terms of the Insider Letter to reflect the transactions outlined in the Business Combination Agreement, including the issuance of Ordinary Shares in exchange for the TWOA Ordinary Shares, (iii) modified the lock-up terms set forth in the Insider Letter to align with the lock-up provisions in the Lock-Up Agreement dated as of August 15, 2023, involving TWOA, the Sponsor, Two Sponsor, each of the shareholders of TWOA signatories thereto, and, LPA via joinder agreement, and (iv) granted LLP the ability to enforce the lock-up and voting provisions of the Insider Letter prior to the Closing.
Second Amendment to Insider Letter Agreement
At the time of the Closing of the Business Combination, TWOA, the Sponsor, Two Sponsor, and each of the holders signatories thereto entered into a second amendment to the Insider Letter dated as of March 27, 2024 (the “Second Amendment to the Letter Agreement”) to amend the terms of the lock-up set forth therein. Pursuant to the Second Amendment to the Letter Agreement, the parties agreed not to transfer the restricted securities during the period commencing from the Closing and ending on the 18-month anniversary of the Closing or earlier, if LPA consummates a transaction with an unaffiliated third-party such as a tender offer, stock sale, liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that allows all of LPA’s shareholders to exchange their equity holdings in LPA for cash, securities or other property.
Lock-Up Agreement
Simultaneously with the execution and delivery of the Business Combination Agreement, JREP entered into a Lock-Up Agreement with TWOA and LPA through joinder agreement dated August 15, 2023 (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, JREP agreed not to engage in any of the following transactions during the period commencing from the Closing and ending on the 12-month anniversary of the Closing or earlier, if LPA consummates a third-party tender offer, stock sale, liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that allows all of LPA’s shareholders to exchange their equity holdings in LPA for cash, securities or other property (with respect to 50% of such restricted securities, an early release is possible if the last trading price of the Ordinary Shares is $12.50 or higher for any 20 Trading Days within any 30 Trading Day period, commencing at least 180 days after the Closing): (i) lend, offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that fully or partially transfers to another any of the economic consequences of ownership of such restricted securities, or (iii) publicly disclose the intention to undertake any of the aforementioned actions, regardless of whether such transactions described in clauses (i) or (ii) are settled by delivery of the restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers, with the understanding that any transferred shares will remain subject to the Lock-Up Agreement).
C.Interests of Experts and Counsel
Not applicable.

Item 8: Financial Information
A.Consolidated Statements and Other Financial Information
The historical operations of LLP prior to the Business Combination are deemed to be those of the Company. Thus, the financial statements included in this Report include both the historical operating results of LLP prior to the closing of the Business Combination and the operating results of LPA since the closing of the Business Combination on March 27, 2024. The Audited Financial Statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023, and 2022, included in this Report, have been prepared in accordance with IFRS, which we refer to as our financial statements. See "Item 18. Financial Statements."
Legal Proceedings
From time to time, LPA may be a party to legal proceedings, and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, LPA is not currently a party to any legal proceedings which, if ruled adversely to LPA, are reasonably expected to have, either individually or in the aggregate, a material adverse effect on its business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
From time to time, we have been and, in the future, may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. These may include, for example, tax assessments, claims relating to employee or employment matters, intellectual property matters, regulatory matters, contracts, advertising and other claims, including proceedings with varying degrees of loss probability as assessed under applicable accounting standards.
In Peru, we have been and may become party to administrative proceedings related to compliance with regulations on the protection of trademarks, notices, trade names, logos, and, in general, any distinctive sign owned by the company (Legislative Decree 1075, which approves Complementary Provisions to Decision 486 of the Andean Community Commission establishing the Common Regime on Industrial Property). Similarly, in the normal course of business, we may be affected by advertising practices that damage the Company’s reputation, including acts that constitute unfair competition, in accordance with the regulations set forth in Legislative Decree 1044, Unfair Competition Repression Act.
Our provisions are recorded pursuant to IFRS accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In cases where unfavorable decisions in claims involve substantial amounts or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defending against these claims, which could prevent it from concentrating on our core business. Therefore, we cannot make any assurances that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
As of December 31, 2024 and 2023, we provisioned zero and $0.2 million, respectively, to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more legal proceedings in which we are currently involved or may come to be involved were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. For more details about legal proceeding, see information under the caption “Litigation Matters” in the Note 25 of the Audited Financial Statements.
Dividend Policy
The LPA Board may declare dividends, including interim dividends, from time to time in accordance with the respective rights of the shareholders. The LPA Board will exercise its business judgment to determine whether the Company’s financial position justifies such dividends and if they can be lawfully paid. To date, the Company has not issued any cash dividends on its shares. Additionally, the LPA Board has not adopted a dividend policy regarding the payment of future dividends.

The payment of future cash dividends will depend on the Company’s revenues and earnings, if any, capital requirements and overall financial condition. The decision to distribute any cash dividends will be at the discretion of the LPA Board at that time, and any such dividends will only be paid from profits or share premium (subject to solvency requirements) in accordance with Cayman Islands law. Dividends may be paid either in cash or in other forms.
Under the laws of the Cayman Islands, a Cayman Islands exempt company may pay dividends on its shares from either profits or the share premium account. However, dividends cannot be paid if such distribution would leave the exempted company unable to pay its debts as they become due in the ordinary course of business. No dividend shall be paid other than from profits or, in accordance with the requirements of the Companies Act and the listing rules of the applicable stock exchange, from the share premium account.
If multiple individuals are registered as joint holders of a share, any of them may provide valid receipts for any dividend or other amounts payable in relation to that share. Unless otherwise specified in the rights attached to a share, no dividend or other payments due from the Company regarding a share shall accrue interest against the Company.
B.Significant Changes
Except as disclosed elsewhere in this Report, no significant change has occurred since the date of the Audited Consolidated Financial Statements.
Item 9. The Offer and Listing
A.Offer and Listing Details
Not applicable except for Item 9.A.4.
Markets
Our Ordinary Shares commenced trading on NYSE American on March 28, 2024. Prior to that, there was no public trading market for our Ordinary Shares.
B.Plan of Distribution
Not applicable.
C.Markets
Ordinary Shares are listed on NYSE American under the ticker symbol “LPA.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10. Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
LPA is a Cayman Islands exempted company, and its affairs are governed by its Amended and Restated Memorandum and Articles of Association (the “Charter”), the Companies Act, and other legislation and common law of the Cayman Islands. As provided in the Charter, subject to the Companies Act, LPA’s objects are unrestricted, and it has unrestricted corporate capacity to carry on or undertake any business or activity, do any act, or enter into any transaction. Pursuant to the Charter, LPA is authorized to issue 450,000,000 Ordinary Shares of a par value of US$0.0001 each (the “Ordinary Shares”) and 50,000,000 preference shares of a par value of $0.0001 each (the “Preference Shares”). The following are summaries of material provisions of the Charter insofar as they relate to the material terms of the Ordinary Shares and Preference Shares. Because this is only a summary, it may not contain all the information that is important to you.
The full Charter is incorporated by reference to Exhibit 3.1 to LPA’s Shell Company Report on Form 20-F (File No. 333-275972) filed with the SEC on March 29, 2024. We also incorporate by reference into this Report the description of differences in corporate laws contained in LPA’s Registration Statement on Form F-1 (File No.333-281935) filed with the SEC on September 18, 2024.
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
Unless specified in the Charter or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote by ordinary resolution, being a resolution passed at a general meeting of shareholders by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at such general meeting, is required to approve any such matter voted on by LPA shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the Charter, being a resolution passed at a general meeting of shareholders by a majority of at least two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at such general meeting. Such actions include amending the Charter and approving a statutory merger (other than with certain subsidiaries of LPA) or consolidation with another company.
LPA may, by ordinary resolution, appoint or remove any director. The LPA Board may also appoint any person as a director, either to fill a vacancy or as an additional director. The LPA Board is divided into three classes. The term of only one class of directors expires each year and each class, except for those directors appointed prior to LPA’s first annual general meeting, serves a three-year term. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all the directors. As an exempted company incorporated in the Cayman Islands, there is no requirement under the Companies Act for LPA to hold annual or extraordinary general meetings to appoint directors.
The Ordinary Shares are not entitled to pre-emptive rights and are not subject to conversion, redemption, or sinking fund provisions. LPA shareholders are entitled to receive ratable dividends when, as and if declared by the LPA Board, out of funds legally available.
Preference Shares
The Charter authorizes 50,000,000 Preference Shares. Subject to the limitations set out below, the LPA Board is authorized to issue shares with or without preferred, deferred, or other special rights or restrictions, whether in regard to dividends, voting, return of capital, or otherwise. Accordingly, the LPA Board is able to, without shareholder approval, issue Preference Shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Ordinary Shares and could have anti-takeover effects. The issuance of Preference Shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of LPA and might adversely affect the market price of Ordinary Shares and the voting and other rights of the holders of Ordinary Shares.
As of the date of this report no Preference Shares are outstanding. Although LPA does not currently intend to issue any Preference Shares, it is not assured that LPA will not do so in the future.

Treasury Shares
Generally, prior to the purchase, redemption, or surrender of any share of LPA, LPA's directors may determine that such share shall be held as a treasury share or canceled. As of the date of this Report, LPA has 216,556 shares in treasury, including 216,556 Ordinary Shares repurchased by the Company under the Program, as described below.
On November 22, 2024, the LPA's Board authorized a share repurchase program (the "Program") to buy back up to $10.0 million of the Company's outstanding Ordinary Shares for a duration of 12 months. Under the Program, LPA may repurchase its Ordinary Shares from time to time, based on equity market conditions, legal requirements and other corporate considerations under a 10b5-1 plan or similar trading arrangement. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a share purchase agreement (the “Share Purchase Agreement”). Under the Share Purchase Agreement, the Broker is authorized to repurchase Ordinary Shares under the Program on behalf of the Company from the open market, subject to volume limitations of Rule 10b-18 under the Exchange Act and certain limitations under the Program. Prior to their retirement or redemption, the Ordinary Shares repurchased are recorded as treasury shares in equity at cost, including the fees paid to the Broker. See “Item 16.E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information on Ordinary Shares repurchased by the Company under the Program.
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
Register of Members
Under the Companies Act, LPA must keep a register of members, and there should be entered therein:
•the names and addresses of the members of the company, a statement of the shares held by each member, which:
◦distinguishes each share by its number, so long as the share has a number;
◦confirms the amount paid, or agreed to be considered as paid, on the shares of each member;
◦confirms the number and category of shares held by each member; and
◦confirms whether each relevant category of shares held by a member carries voting rights under the Charter, and if so, whether such voting rights are conditional;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.
For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional, where the voting right arises only in certain circumstances.
Under Cayman Islands law, the register of members of an exempted company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. LPA’s register of members has been updated as of the consummation of the Business Combination, and the shareholders recorded in the register of members are deemed to have legal title to the Ordinary Shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by an exempted company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members was made in respect of the Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.
Dividends
The LPA Board may, from time to time, declare dividends (including interim dividends) in accordance with the respective rights of the shareholders if it appears to the LPA Board that they are justified by LPA’s financial position and that such dividends may lawfully be paid. LPA has not paid any cash dividends on its shares to date. The payment of cash dividends in the future will be dependent upon LPA’s revenues and earnings, if any, capital requirements, and the general financial condition of LPA. The payment of any cash dividends will be within the discretion of the LPA Board at such time, and LPA will only pay such dividends out of its profits or share premium, subject to solvency requirements, as permitted under Cayman Islands law. Dividends may be paid either in cash or otherwise.
Under the laws of the Cayman Islands, a Cayman Islands exempted company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment, the exempted company would be unable to pay its debts as they fall due in the ordinary course of business. No dividend shall be paid otherwise than out of profits or, subject to the requirements of the Companies Act and listing rules of the applicable stock exchange, the share premium account.
If several persons are registered as joint holders of any share, any of them may give valid receipts for any dividend or other monies payable on or in respect of the share. Unless provided for by the rights attached to a share, no dividend shall bear interest against LPA.
Transfer of Shares
Subject to applicable laws, including applicable securities laws and the restrictions contained in the Charter, any LPA shareholder may transfer all or any of their Ordinary Shares by an instrument of transfer in the usual or common form or any other form prescribed by applicable stock exchange or approved by the LPA Board from time to time. LPA shall be entitled to retain any registered instrument of transfer. However, an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given by the directors.
If the shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Charter on terms that one cannot be transferred without the other, the directors shall refuse to register the transfer of any such shares without evidence satisfactory to them of the like transfer of such option or warrant. Further, subject to applicable law, the directors may suspend the registration of the transfer of shares at such times and for periods not exceeding 30 days in any calendar year as they determine.
The transferor shall be deemed to remain the holder of any transferred shares until the name of the transferee is entered into LPA’s register of members.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
The LPA Board may, from time to time, make calls upon LPA shareholders for any amounts unpaid for the purchase of their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.
Variations of Rights of Shares
If at any time the share capital of LPA is divided into different classes of shares, all or any of the rights attached to any class, unless otherwise provided by the Charter or the terms of issue of the shares of that class, may be varied with the written consent of holders of not less than two-thirds (2/3) of the issued shares of that class or by a special resolution passed in accordance with the Charter at a separate general meeting of the holders of those shares. At every separate general meeting, the provisions of the Charter relating to general meetings shall apply mutatis mutandis, except that (a) the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued shares of the applicable class; and (b) any shareholder holding issued shares of the class, present in person or by proxy or, in the case of a corporate shareholder, by its duly authorized representative, may demand a poll.
The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed varied by the creation or issue of further shares ranking pari passu therewith.

Redemption, Purchase and Surrender of Own Shares
Subject to the provisions of the Companies Act and to any rights for the time being conferred on shareholders holding a particular class of shares, and, where applicable, applicable stock exchange rules, the rules and regulations of the SEC and/or any other competent regulatory authority or otherwise under applicable law, LPA may by its directors:
•issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or LPA, on the terms and in the manner its directors determine before the issue of those shares;
•with the consent by special resolution of the shareholders holding shares of the relevant class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of LPA on the terms and in the manner determined by the directors at the time of such variation; and
•purchase all or any of its own shares, including any redeemable shares, in such manner and on such other terms as the directors determine at the time of such purchase.
LPA may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.
In addition, under the Companies Act, no such share may be redeemed or repurchased (i) unless it is fully paid-up, (ii) if such redemption or repurchase would result in there being no shares in issue (other than treasury shares), or (iii) if LPA has commenced liquidation.
LPA directors may also accept the surrender of any fully paid share for no consideration.
General Meetings of Shareholders
As a Cayman Islands exempted company, LPA is not obliged by the Companies Act to call annual general meetings; however, the Charter provides that to the extent required by NYSE American listing rules or any applicable law, LPA will hold an annual general meeting at such time and place as the LPA Board may determine. At annual general meetings, the annual accounts and reports of the directors (if any) shall be presented.
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
The LPA Board may call extraordinary general meetings and must convene an extraordinary general meeting upon the requisition of LPA shareholders holding at the date of deposit of the requisition not less than 40% of the right to vote at such general meeting. The requisition must (a) be in writing, (b) specify the purpose of the meeting, (c) be signed by or on behalf of each requisitioner, and (d) be delivered in accordance with the notice provisions of the Charter. If the directors do not within 21 clear calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitioner(s) may themselves convene a general meeting within three months after the end of that period.
No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the general meeting proceeds to business. The holders of at least one third of the issued and outstanding shares of LPA, being individuals present in person or by proxy or if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote at the general meeting, will constitute a quorum. If a quorum is not present within 15 minutes from the time appointed for the meeting, or if at any time during the meeting, it becomes inquorate, then: (i) if the meeting was requisitioned by shareholders, the meeting shall be canceled, or (ii) in any other case, the meeting shall stand adjourned to the same time and place seven days from the date of the initial meeting or to such other time and place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the meeting shall be dissolved.

The chairperson of the LPA Board or such other director as the directors have nominated to chair LPA Board meetings in the absence of the chairperson shall preside as chairperson at every general meeting of LPA. If at any meeting the chairperson of the LPA Board is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, the directors present shall elect one of their number to be chairperson of the meeting. If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairperson, the shareholders present or by proxy shall choose one of their numbers to chair the meeting.
The chairperson of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for twenty clear calendar days or more, not less than five clear calendar days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transactions shall be given to shareholders.
Record Dates
In accordance with the Charter, the directors may fix any time and date as the record date for: (a) calling a general meeting of shareholders; (b) declaring or paying a dividend; (c) making or issuing an allotment of shares; or (d) conducting any other business required pursuant to the Charter. The record date may be before or after the date on which a dividend, allotment, or issue is declared, paid, or made.
Directors
Appointment, Disqualification and Removal of Directors
The management of LPA is vested in the LPA Board. The Charter provides that there shall be a board of directors consisting of no less than one (1) and no more than nine (9) directors, provided that LPA may, from time to time, increase or decrease the limits on the number of directors by ordinary resolution. The size of the LPA Board is seven (7) directors, with five (5) directors having been appointed at Closing and two (2) vacancies.
The Charter provides that the directors shall be divided into three (3) classes designated as Class I, Class II, and Class III, with as nearly equal a number of directors in each group as possible. Subject to the Charter, directors must be assigned to each class in accordance with a resolution or resolutions adopted by the LPA Board.
Director nominees may be appointed by the directors as outlined above or elected by an ordinary resolution at a general meeting. The seats of those directors whose terms expire at each annual general meeting will be filled at such annual general meeting. For illustrative purposes, at the 2025 annual general meeting, the term of office of the initial Class I directors shall expire, and Class I directors shall be elected for a full term of three (3) years. At the 2026 annual general meeting, the term of office of the initial Class II directors shall expire, and Class II directors shall be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the initial Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. Subject to the Charter, at each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.
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
Indemnity of Directors and Officers
The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. The Charter provides for indemnification of LPA officers and directors to the maximum extent permitted by applicable law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
In accordance with the Charter, LPA may pay or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors (other than the liability arising out of that person’s dishonesty): (a) an existing or former director (including the alternate director), secretary, officer or auditor of LPA, LPA’s existing or former subsidiaries, a company in which LPA has or had an interest (whether direct or indirect); or (b) a trustee of an employee or retirement benefits scheme or other trusts in which any of the aforementioned is or was interested.
Inspection of Books and Records
The LPA Board will determine whether, to what extent, at what times and places, and under what conditions or regulations the accounts and books of LPA will be open to the inspection by LPA shareholders not being directors, and no LPA shareholder (not being a director) will otherwise have any right of inspecting any account or book or document of LPA except as required by the Companies Act (and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting LPA) or authorized by the LPA Board or by LPA shareholders by ordinary resolution.
Changes in Capital
LPA may, from time to time, by ordinary resolution, do any of the following and amend its memorandum of association for such purpose:
•increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;
•consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;
•sub-divide its existing shares or any of them into shares of an amount smaller than that fixed by the memorandum, provided, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
•cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.
Subject to the provisions of the Companies Act (and any other law and regulation of the Cayman Islands applicable to LPA) and any rights for the time being conferred on shareholders holding a particular class of shares, LPA may, by special resolution, reduce its share capital in any way.
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
Anti-Money Laundering, Sanctions—Cayman Islands
In order to comply with legislation, regulations and guidance aimed at the prevention of money laundering, terrorist financing and proliferation financing, and sanctions legislation, LPA may be required to adopt and maintain anti-money laundering procedures and will require current or prospective shareholders and their beneficial owners, controllers or authorized persons (where applicable) (“Related Persons”) to provide evidence to verify their identity, address and source of funds. Where permitted and subject to certain conditions, LPA may also delegate the maintenance of its anti-money laundering procedures, including the acquisition of due diligence information, to a suitable person.
LPA reserves the right to request such information and evidence as is necessary to verify the identity, address and source of funds of a current or prospective shareholder or their Related Persons.
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
LPA also reserves the right to refuse to make any distribution payment to a shareholder if our directors or officers suspect or are advised that the payment of such distribution to such shareholder might result in a breach of applicable anti-money laundering, sanctions or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.
If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (ii) the Financial Reporting Authority or a police officer of the rank of constable or higher pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
By applying for shares, the prospective shareholder consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering, terrorist financing, proliferation financing, sanctions and similar matters both in the Cayman Islands and in other jurisdictions.

Economic Substance – Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Organisation for Economic Co-operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) initiative as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, (As Revised) (the “Economic Substance Act”) contains economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”. LPA is a Cayman Islands company, so its compliance obligations will include filing an annual notification, which needs to state whether LPA is carrying out any relevant activities and if so, whether LPA has satisfied economic substance tests to the extent required under the Economic Substance Act. If the Cayman Islands Tax Information Authority determines that LPA or any of its Cayman Islands subsidiaries has failed to meet the requirements imposed by the Economic Substance Act, LPA may face significant financial penalties, restriction on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands.

As it is still a relatively new regime, it is anticipated that the Economic Substance Act and associated guidance will evolve and may be subject to further clarification and amendments. LPA may need to allocate additional resources to keep updated with these developments, and may have to make changes to its operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject LPA to penalties under the Economic Substance Act.
Data Protection in the Cayman Islands—Privacy Notice
This privacy notice explains the manner in which we collect, process, and maintain personal data about LPA's investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

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
By virtue of your investment in LPA, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine the personal data that you provide to us with personal data that we collect from, or about you. This may include personal data collected in an online or offline context, including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources, and international sanctions lists.
Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which the data were collected. If we need to use your personal data for an unrelated purpose, we will contact you.
We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments and parties to litigation, whether pending or threatened, in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).
Your personal data shall not be held by LPA for longer than necessary.
We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.
We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data and against accidental loss, destruction, or damage to personal data.
If you are a natural person, this will affect you directly. If you are a corporate investor, including, for these purposes, legal arrangements such as trusts or exempted limited partnerships, that provides us with personal data on individuals connected to you for any reason in relation to your investment into LPA, this will be relevant for those individuals, and you should transmit this document to those individuals for their awareness and consideration.
You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data, and this privacy notice fulfills our obligation in this respect, (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach, unless the breach is unlikely to be prejudicial, (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.
If you do not wish to provide us the requested personal data or subsequently withdraw your consent, you may not be able to invest in LPA or remain invested in LPA as it will affect the LPA’s ability to manage your investment.
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
LPA’s authorized but unissued Ordinary Shares and Preference Shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares and Preference Shares could render more difficult or discourage an attempt to obtain control of LPA by means of a proxy contest, tender offer, merger, or otherwise. However, under Cayman Islands law, the LPA Board may only exercise the rights and powers granted to them under the Charter for a proper purpose and for what they believe in good faith to be in the best interests of LPA.
Listing of Securities
The Ordinary Shares are listed on NYSE American under the symbol “LPA”.
C.Material Contracts
See “Item 4.B. Information on the Company—Business Overview,” “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources,” “Item 6.B. Directors, Senior Management and Employees — Compensation,” “Item 7.A. — Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” Except as otherwise disclosed in this Report (including the Exhibits), we are not currently and have not been, in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
D.Exchange Controls
There are no governmental laws, decrees, regulations, or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by LPA, or that may affect the remittance of dividends, interest, or other payments by LPA to non-resident holders of Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in the Charter on the right of non-residents to hold or vote Ordinary Shares.
E.Taxation
Certain Material U.S. Federal Income Tax Considerations
The following is a discussion of certain material U.S. federal income tax considerations relevant to the ownership and disposition of Ordinary Shares. This discussion applies only to Ordinary Shares held as capital assets for U.S. federal income tax purposes, generally, property held for investment, and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:
•brokers, dealers, and other investors that do not own their Ordinary Shares as capital assets;
•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•banks or other financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
•persons liable for alternative minimum taxes;
•U.S. expatriates or former long-term residents of the United States;

•persons that own (directly, indirectly, or by attribution) 10% or more (by vote or value) of the Ordinary Shares;
•partnerships or other pass-through entities for U.S. federal income tax purposes, including S corporations, and beneficial owners of partnerships or other pass-through entities;
•persons holding Ordinary Shares as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;
•persons required to accelerate the recognition of any item of gross income with respect to Ordinary Shares as a result of such income being recognized on an applicable financial statement;
•persons whose functional currency is not the U.S. dollar;
•persons who received Ordinary Shares as compensation for services; or
•controlled foreign corporations or passive foreign investment companies.
This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effects of the U.S. federal alternative minimum tax or the Medicare contribution tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws affecting a holder of Ordinary Shares. We have not and do not intend to seek any rulings from the IRS regarding the statements made and the positions or conclusions described in this summary.
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
U.S. Holders
The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Ownership and Disposition of Ordinary Shares by U.S. Holders
Distributions on Ordinary Shares
This section is subject to further discussion under “— Passive Foreign Investment Company Rules” below.
Distributions paid by LPA out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, are generally taxable to a U.S. holder as dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Ordinary Shares and thereafter as capital gain. However, LPA does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. Therefore, U.S. holders should assume that any distribution by LPA with respect to its shares will be treated as dividend income. Such dividends will not be eligible for the dividends-received deduction available to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. holders should consult their own tax advisors about the appropriate U.S. federal income tax treatment of any distribution received from LPA.

Dividends received by non-corporate U.S. holders, including individuals, from a “qualified foreign corporation” may be taxed as “qualified dividend income” (“QDI”) at reduced tax rates, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if the Ordinary Shares are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the Ordinary Shares, which are listed on the NYSE American, are readily tradable on an established securities market in the United States. Thus, we believe that any dividends we pay on the Ordinary Shares to non-corporate U.S. Holders will be potentially eligible for these reduced tax rates. However, there can be no assurance that Ordinary Shares will be considered “readily tradable” on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, dealing with the deduction for investment interest expense, will not be eligible for the reduced rates of taxation regardless of LPA’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. LPA will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “Passive Foreign Investment Company Rules.” U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares.
Subject to certain exceptions, dividends on Ordinary Shares will generally constitute foreign source income for foreign tax credit limitation purposes. If such dividends are QDI (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend multiplied by a fraction, the numerator of which is the reduced rate applicable to QDI and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by LPA with respect to the Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”
Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares
This section is subject to further discussion under “Passive Foreign Investment Company Rules,” below.
A U.S. holder generally will recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Ordinary Shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss. A non-corporate U.S. holder, including an individual who has held the Ordinary Shares for more than one year, generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. holders should consult their tax advisors regarding the ability to claim a foreign tax credit.
Passive Foreign Investment Company Rules
Generally. The treatment of U.S. holders of the Ordinary Shares could be materially different from that described above if LPA is treated as a PFIC for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules (the “PFIC Income Test”), or (ii) more than 50% of such foreign corporation’s assets in any taxable year, generally based on the quarterly average of the value of its assets during such year, is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the “PFIC Asset Test”). Passive income for purposes of the PFIC Income Test generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of that foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it no longer satisfies the PFIC

Income Test and the PFIC Asset Test in subsequent years unless the U.S. holder makes a deemed sale election with respect to the stock of the PFIC held by such U.S. holder once such PFIC ceases to satisfy both of the qualification tests.
LPA’s status as a PFIC for its taxable year, and in any future taxable year, is an annual determination that can be made only after the end of that year. Accordingly, there can be no assurances regarding LPA’s status as a PFIC for its taxable year and for any future taxable year. Because LPA’s status as a PFIC depends on facts that are not known at this time, counsel is unable to opine on LPA’s status as a PFIC in its current or any future taxable year. Further, even if LPA determines that it is not expected to be a PFIC for a taxable year, the IRS could take a different view as to whether or not LPA is a PFIC, either because of a different evaluation of income and assets or because the IRS determines that TWOA should be treated as a predecessor of LPA. The determination of whether LPA is a PFIC for a taxable year will depend on the composition of LPA’s income and assets, and the fair market value of its assets from time to time, including its unbooked goodwill, which may be determined by reference to LPA’s share price (which could fluctuate significantly). In addition, LPA’s possible status as a PFIC will also depend on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. The composition of LPA’s assets will also be affected by LPA’s holding of significant cash balances. The application of the PFIC rules is subject to uncertainty in several respects and therefore, no assurances can be provided that the IRS will not assert that LPA is a PFIC for the taxable year or in a future year.
If LPA is or becomes a PFIC during any year in which a U.S. holder holds Ordinary Shares, three separate taxation regimes could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime, which is the default regime, (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income under any of the foregoing regimes.
Excess Distribution Regime. If a U.S. holder does not make a QEF election or a mark-to-market election, as described below, such U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of U.S. holder’s Ordinary Shares, and (ii) any “excess distribution” that a U.S. holder receives on his or her Ordinary Shares, generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or U.S. holder’s holding period, whichever is shorter. Generally, under this excess distribution regime:
•the gain or excess distribution will be allocated ratably over the period during which such U.S. holder held his or her Ordinary Shares;
•the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which LPA is a PFIC, will be taxed as ordinary income; and
•the amount allocated to each of the other taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
Mark-to-Market Regime. Alternatively, a U.S. holder of Ordinary Shares may also avoid taxation under the excess distribution rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Ordinary Shares, which are expected to be listed on the NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. If a U.S. holder makes a valid mark-to-market election with respect to its Ordinary Shares, such U.S. holder will include as ordinary income each year, the excess if any, of the fair market value of the Ordinary Shares at the end of the taxable year over the U.S. holder’s adjusted basis in the Ordinary Shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted basis in the Ordinary Shares over the fair market value of such Ordinary Shares at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any gain that is recognized on the sale or other taxable disposition of Ordinary Shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. A mark-to-market election cannot be made for any lower-tier PFICs. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their indirect ownership of shares in any lower-tier PFICs.
PFIC Reporting Requirements. A U.S. holder who owns, or who is treated as owning, PFIC stock during any taxable year in which LPA is classified as a PFIC may be required to file IRS Form 8621. U.S. holders of Ordinary Shares should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.
Additional Reporting Requirements
Certain U.S. holders of specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to Ordinary Shares, subject to certain exceptions, including an exception for Ordinary Shares held in an account maintained with a U.S. financial institution, by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Ordinary Shares. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares.
Non-U.S. Holders
The section applies to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder means a beneficial owner, other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes, of Ordinary Shares that is not a U.S. holder, including:
1.a nonresident alien individual other than certain former citizens and residents of the United States;
2.a foreign corporation; or
3.a foreign estate or trust;
but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition.
Ownership and Disposition of Ordinary Shares by Non-U.S. Holders
A non-U.S. holder of Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Ordinary Shares or any gain recognized on a sale or other disposition of Ordinary Shares, including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Ordinary Shares, unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder who is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition and meets certain other requirements. Such non-U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Ordinary Shares.
Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States, will generally be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder. Additionally, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, these may also be subject to an additional branch profits tax at a rate of 30% or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding
Information reporting requirements may apply to dividends received by U.S. holders of Ordinary Shares, and the proceeds received on the disposition of Ordinary Shares effected within the United States and, in certain cases, outside the United States, in each case other than U.S. holders that are exempt recipients such as corporations. Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number, generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker, or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Ordinary Shares and proceeds from the sale, exchange, redemption, or other disposition of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Ordinary Shares unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Ordinary Shares and proceeds from the sale or other disposition of Ordinary Shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.
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
Material Cayman Islands Tax Considerations
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of LPA. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
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
No stamp duty is payable with respect to the issue of Ordinary Shares or on an instrument of transfer with respect to such shares. Stamp duty may apply to an instrument of transfer in respect of an Ordinary Share if executed in or brought into the Cayman Islands.
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

The Tax Concessions Act
Undertaking as to Tax Concessions
In accordance with the Tax Concessions Act (Revised) of the Cayman Islands, the following undertaking is hereby given to LPA:
1.That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to LPA or its operations; and
2.In addition, no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
2.1on or in respect of the shares, debentures, or other obligations of LPA; or
2.2by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (Revised).
These concessions shall be for a period of twenty years from October 10, 2023.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file an Annual Report on Form 20-F with the SEC containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
LPA is exposed to various market and other risks, including the effects of changes in interest rates and foreign currency risk.
Interest Rate Risk
LPA holds financial liabilities (e.g., long-term debt) subject to interest rate risk. Fluctuations in interest rates as of the reporting date may impact profit or loss and cash flows. As of December 31, 2024, and December 31, 2023, the debt balance subject to variable rates was $97.7 million and $94.5 million, respectively. Assuming no change in the principal amounts outstanding, the impact of a 1% increase or decrease in the assumed weighted average interest rate on interest expense would be approximately $1.0 million for the year ended December 31, 2024.

Liquidity Risk
Liquidity risk refers to the possibility that LPA may face challenges in fulfilling its obligations related to financial liabilities payable in cash or other financial assets. To manage liquidity, LPA aims to ensure adequate liquidity to meet its liabilities as they become due, both in normal and stressed conditions, without incurring significant losses or harming LPA’s reputation. The company seeks to maintain a balance between funding continuity and flexibility through the use of bank deposits and loans.

LPA maintains sufficient liquidity through a combination of cash deposits, short-term credit facilities, and committed borrowing facilities to meet expected operating expenses and financial obligations for a minimum period of 90 days, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances, such as natural disasters, that cannot be reasonably predicted.
The Company is confident that LPA has access to a diverse range of funding sources to repay any debts maturing within 12 months as part of its normal business operations. As of December 31, 2024, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders. Refer to Note 16 of the Audited Financial Statements for more details.
Foreign Currency Risk
LPA is exposed to market risk from fluctuations in foreign currency exchange rates primarily in connection with all of LPA’s subsidiaries. LPA is subject to fluctuations in the exchange rates between the Costa Rican colon, Peruvian sol and Colombian peso against the U.S. dollar. LPA implements natural hedging strategies by aligning the denomination of its debt obligations with its revenue streams to minimize currency exposure. In addition, LPA keeps minimal funds in local currencies and holds the majority of funds in its functional currency of the U.S. dollar. As of December 31, 2024, and 2023, the net assets in foreign operations of LPA in its operations in Colombia, which uses the Colombian peso as its functional currency, amounted to $93.8 million and $88.7 million, respectively. As of December 31, 2024, and 2023, a hypothetical 10% strengthening or weakening of the U.S. dollar against the local currencies of the subsidiaries would have decreased or increased profit for the year by $0.5 million and $(0.5) million, respectively.
Market Risk
LPA's primary market risk exposure derives from fluctuations in interest rates and foreign currency exchange rates. It does not engage in derivative trading or speculative activity to generate income.

Item 12: Description of Securities Other Than Equity Securities
Not applicable.
A.Debt Securities
Not applicable.
B.Warrants and Rights
To be confirmed.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.

PART II
Item 13: Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15: Controls and Procedures
A.Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer are responsible for implementing disclosure controls and procedures to ensure that information disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized and reported within the time frames specified in SEC rules and forms. This information is necessary for our officers who certify the Company’s financial reports and for other members of senior management, as appropriate, enabling timely decisions regarding required disclosure. Due to these inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness in future periods are subject to risks that controls may become inadequate due to changing conditions, or that compliance with the policies or procedures may deteriorate. The CEO and CFO evaluated the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2024. Based on their evaluation, they determined that our disclosure controls and procedures were not effective as of December 31, 2024 as a result of the material weaknesses described below. Consequently, we are implementing additional procedures to address the shortcomings as outlined below.
Prior to the closing of the Business Combination, we were publicly registered in Colombia and not subject to the SEC financial reporting requirements. As such, we lacked sufficient accounting personnel and resources necessary to comply with SEC financial reporting requirements while maintaining appropriate segregation of duties.
As a result of the issues described above, deficiencies were identified, that either individually or in the aggregate, resulted in the identification of material weaknesses related to each component of the Internal Control — Integrated Framework (2013 Framework) issued by the COSO, including control environment, risk assessment, control activities, information and communication, and monitoring activities. The material weaknesses led to the material misstatement and subsequent restatement of our consolidated financial statements for the years ended December 31, 2022, and 2021, and if not remediated timely may lead to material misstatements in the future.
Our remediation activities are ongoing. To address our identified material weaknesses, we have adopted and intend to adopt several measures designed to improve our internal control over financial reporting. These measures include strengthening our finance, operations, and information technology teams, and implementing further policies, processes and internal controls relating to our financial reporting. Specifically, our planned remediation efforts include the following:
•engaging external consultants to provide support and to assist us in our evaluation of more complex applications of IFRS, and to assist us with documenting and assessing our accounting policies and procedures until we have sufficient technical accounting resources;
•preparing an updated risk assessment and remediation program based on criteria established by the COSO framework, including the identification of relevant internal control over financial reporting risks and control objectives, and the overall remediation plan, while engaging external consultants to review and provide observations, recommendations and leading practices;
•establish controls to identify, assess, and respond to risks of material misstatement and working to formalize internal control processes and documentation;
•designing and implementing controls over the completeness and accuracy of information used in financial reporting;
•strengthening supervisory reviews by our management in charge of financial issues;

•hiring additional qualified accounting and finance personnel and engaging financial consultants to enable the implementation of internal control over financial reporting and to segregate duties amongst our accounting and finance personnel;
•implementing additional training programs for the finance and accounting staff related to the requirements of being a public company and internal controls over financial reporting; and
•improving our accounting systems and implementing information technology general controls.
We are committed to maintaining a strong internal control environment, and we expect to continue our efforts to ensure the material weaknesses described above and all control deficiencies are remediated. However, these material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As we continue to evaluate, and work to improve our controls, management may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary. The actions we are taking are subject to ongoing senior management review, as well as oversight from the LPA Board.
Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the combined financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
See Exhibits 12.1 and 12.2 for the certifications required by this Item.
B.Management’s Annual Assessment on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with generally accepted accounting principles.
Under the LPA Board oversight, the Company’s management and certifying officers evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the COSO framework in Internal Control. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2024 given the deficiencies identified, that either individually or in the aggregate, resulted in the identification of material weaknesses related to each component of the Internal Control - Integrated Framework (2013 Framework) issued by the COSO, including control environment risk assessment, control activities, information and communication, and monitoring activities.
C.Attestation Report of the Registered Public Accounting Firm
This Report does not include an attestation report of our registered public accounting firm because as an “emerging growth company” as defined under the JOBS Act, our independent registered accounting firm is not required to issue an attestation report on our internal control over financial reporting.
D.Changes in Internal Control over Financial Reporting
Except for the remediation efforts described, there have been no other changes during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16: [Reserved]
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Roger Lazarus, a member of our audit committee, qualifies as a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Lazarus is “independent”, as defined in Rule 10A-3 under the Exchange Act. For a detail of Mr. Lazarus’ experience, see Item 6.A.
Item 16B. Code of Ethics
LPA has adopted a Code of Conduct and Ethics applicable to all of LPA’s employees, officers and directors. The full text of our Code of Conduct and Ethics is available on the Company’s website at: https://ir.lpamericas.com/

governance/governance-documents/default.aspx. LPA will disclose any future amendments or waivers to the Code of Conduct and Ethics, as required by the SEC regulations, at the same location on the Company’s website identified above or in public filings. Information contained on the Company’s website is not incorporated by reference into this Report and you should not consider information contained on the Company’s website to be part of this Report.
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Deloitte & Touche, S.A., our independent registered public accounting firm for the periods indicated.

	For the years ended December 31,
	2024	2023	2022
Audit fees	$942,154	$2,329,368	$260,968
All other fees	25,000	17,383	15,404
	$967,154	$2,346,751	$276,372
Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the annual audit of our consolidated and local statutory financial statements, and the review of our interim consolidated financial statements.
All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.
Item 16D.
Not applicable.
Item 16E.
The following table reports purchases of LPA’s Ordinary Shares by the Company during the year ended December 31, 2024.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1 to January 31, 2024	—	—	—	—
February 1 to February 28, 2024	—	—	—	—
March 1 to March 31, 2024	—	—	—	—
April 1 to April 30, 2024	—	—	—	—
May 1 to May 31, 2024	—	—	—	—
June 1 to June 30, 2024	—	—	—	—
July 1 to July 31, 2024	—	—	—	—
August 1 to August 31, 2024	—	—	—	—
September 1 to September 30, 2024	—	—	—	—
October 1 to October 31, 2024	—	—	—	—
November 1 to November 30, 2024(1)	—	—	—	1,000,000
December 1 to December 31, 2024(1)	126,834	$9.80	126,834	873,166

(1) On November 29, 2024, we entered into a 10b5-1 repurchase plan with Broker, acting as agent for us, for the repurchase of an aggregate of up to 1,000,000 Ordinary Shares. See “Item 10—Additional Information—Treasury Shares” for more information about the Program.
Item 16F.
Not applicable.
Item 16G. Corporate Governance
LPA qualifies as a “foreign private issuer” under U.S. securities laws and the rules of NYSE American. Under the applicable securities laws, foreign private issuers are subject to disclosure requirements different from those of U.S. domestic public issuers. As a foreign private issuer, we are permitted to follow the corporate governance practices of our home country in lieu of certain corporate NYSE American governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemptions from the following rules:
•Section 703 of the NYSE American Company Guide which requires that a company provide shareholders with written notice at least ten days in advance of all shareholder meetings and to provide for such notice in its by-laws.
•Section 704 of the NYSE American Company Guide, which requires that the company hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year.
•Section 705 of the NYSE American Company Guide, which requires that a company solicit proxies from its shareholders pursuant to a proxy statement in connection with its shareholder meetings.
•Section 804 of the NYSE American Company Guide which requires that a company have a nomination committee that is comprised solely of “independent directors,” or by a majority of the independent directors, as defined by the NYSE American. While we currently have a nomination and corporate governance committee, we are not required under the laws of the Cayman Islands to comply with Section 804 of the NYSE American Company Guide, nor do we intend to do so;
•Section 805 of the NYSE American Company Guide, which requires that a company’s compensation committee be comprised solely of “independent directors” or, in the case of a company that does not have a compensation committee, that all of the members of the board of directors be independent. While we currently have a compensation committee, we are not required under the laws of the Cayman Islands to comply with Section 805 of the NYSE American Company Guide, nor do we intend to do so.
Item 16H.
Not applicable.
Item 16I.
Not applicable.
Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy which governs transactions in the Company’s securities by all officers, directors and employees of the Company and its subsidiaries, as well as consultants, advisors, or contractors to the Company and its subsidiaries. The Company complies with applicable insider trading laws, rules and regulations when engaging in transactions in its own securities. The Company believes that its insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules, regulations, and applicable listing standards. A copy of the Company’s insider trading policy is filed with this Report as Exhibit 11.1. On August 14, 2024, our Board of Directors adopted an Insider Trading Policy (the "IT Policy") to promote compliance with insider trading laws, rules, regulations, and applicable listing standards.

Item 16K. Cybersecurity
Risk Management and Strategy
We have established and implemented comprehensive security policies, procedures, and system redundancies designed to reduce the vulnerability of our systems and protect the confidentiality and availability of our critical systems. We engage a managed IT service provider with a longstanding relationship with the Company since 2016 to assist us in managing cybersecurity risks. Our managed IT service provider regularly conducts comprehensive testing of our security controls and environment to assess, identify, manage, and remediate material cybersecurity risks to our information systems.
We have developed a cybersecurity risk management program that includes processes and policies related to identity and access management, incident response, employee training on cybersecurity matters, device management, and patch and vulnerability management, among others. Our managed IT service provider provides comprehensive IT consulting services, including technology, infrastructure optimization, management solutions, and productivity enhancement across all Company departments.
The Company maintains an Information Security Incident Response Plan (the "Response Plan") to address actual or potential cybersecurity incidents. The Response Plan establishes comprehensive procedures for responding to and managing Information Security Incidents. The Information Risk Committee (“IRC”) is the executive body that ultimately oversees over all Information Security Incidents. The IRC consists of the Company's Chief Financial Officer, Chief Operations Officer, a designated representative from the Company's managed IT services provider and designated outside legal counsel. The Company’s IRC provides oversight and policy guidance on physical, cyber and data security, as well as business continuity, throughout the Company’s operations. It is responsible for designing, implementing, monitoring and supporting effective physical and technical security controls for the Company’s physical assets, business systems and operational technologies. Furthermore, the Company maintains and regularly tests information technology general controls to ensure effective internal control over financial reporting. Any identified control deficiencies are promptly reported to senior management and the Audit Committee of the LPA Board.
We maintain a comprehensive cybersecurity awareness training program. This program aims to reduce organizational vulnerability through employee education and promotes cross-function of cybersecurity risk assessment. We also monitor risks relating to potential compromises of sensitive information at our third-party business partners where relevant and reevaluate the risks at these partners semi-annually. Prior to engaging third-parties, who may have access to sensitive Company or tenant information, including our local property managers and technology vendors, we conduct comprehensive security due diligence. This includes a review of security ratings, and System and Organization Controls (“SOC”) reports from current and prospective vendors. We maintain comprehensive data back-up systems and disaster recovery plans, which are regularly tested and updated to ensure business continuity in the event of a cybersecurity incident.
There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully enforced, complied with, or effective in protecting our systems and information. As of the date of this Report, we have not identified any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our operations, business strategy, results of operations, or financial condition. However, we cannot guarantee that such risks will not materialize in the future. We continue to face certain ongoing risks from cybersecurity threats, which, if realized, may materially affect our operations, business strategy, results of operations, or financial condition. For an additional description of our cybersecurity risks and potential related impacts on us, see the section entitled “Risk Factors – Our business and operations could suffer in the event of system failures, cybersecurity breaches, or other technological disruptions that could compromise our operational capabilities, sensitive data, and financial information, potentially resulting in significant business interruption, financial losses, and reputational damage” in this Report.
Cybersecurity Governance
Our third-party managed IT service provider submits monthly reports to our Chief Financial Officer on cybersecurity matters, including associated risks. Our CFO plays a key role in overseeing information security procedures and provides a quarterly report to the LPA Board on information security issues.
The LPA Board is integral to our risk oversight and fulfills its duties both as a complete board and through the Audit Committee. The LPA Board engages in risk oversight by exercising direct decision-making authority on certain significant issues and reviewing our overall business strategy, as well as indirectly through the oversight of management delegated to the various board committees. The LPA Board relies on management to highlight significant matters impacting our company. In the event of a material cybersecurity incident, the IRC would report it to the Audit Committee and LPA Board.
As outlined in the Audit Committee Charter, available on our website, the committee oversees our processes and policies related to risk assessment and management, including those pertaining to cybersecurity risks. The Audit Committee fulfills its risk oversight role by receiving periodic reports from senior management regarding significant risks to our company. The Audit Committee reviews our cybersecurity program at least annually, receives updates on relevant developments and evaluates measures taken by management to mitigate any risk exposures.
LPA’s CFO, COO, and designated team leader for our managed IT services provider collectively lead our IRC. They possess relevant degrees and certifications in Information Technology and Security and more than 10 years of experience in roles related to IT Security. In addition to leading LPA’s cybersecurity training and awareness programs, they actively participate in various third-party industry conferences and training sessions.

PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
The Audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Report. The audit report of Deloitte & Touche, S.A., an independent registered public accounting firm, is included therein preceding the Audited Consolidated Financial Statements.
Additionally, our investment properties are included as a supplement on Schedule III - Schedule of Real Estate as of December 31, 2024, prepared in accordance with Rule 12-28 of Regulation S-X.
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

4.2*
Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, by and among Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L. dated January 7, 2021.

4.3*
First Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated July 19, 2021, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.

4.4*
Second Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated November 2, 2021, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.

4.5*
Third Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated January 7, 2022, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.

4.6*
Fourth Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated January 7, 2023, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.

4.7*	Credit Agreement, by and among Banco BTG Pactual Colombia S.S. and LatAm Logistic COL PropCo Cota 1 S.A.A. dated April 3, 2024.

4.8
Addendum No. 2 to the Specific Credit Agreement, dated June 7, 2021, by and among Banco BAC San José, S.A., 3-102-784433, S.R.L., LatAm Logistic Pan Holdco Verbena I, S. DE R.L. and Hacienda La Verbena S.A., dated April 30, 2024 (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form F-1 (File No. 333-281935) filed with the SEC on September 4, 2024).

4.9
Response to Waiver Request for Leasing Agreements 257617 and 235195, by and among Bancolombia S.A. and LatAm Logistic Col Propco Cota 1 S.A.S. dated June 26, 2024 (incorporated by reference to Exhibit 10.39 to the Company’s Registration Statement on Form F-1 (File No. 333-281935) filed with the SEC on September 4, 2024).

4.10*	Addendum No. 4 to Financial Leasing Agreement No. 235195, dated November 8, 2019 by and among Bancolombia S.A. and LatAm Logistic Col Propco Cota 1 S.A.S,. dated December 16, 2024.

4.11*	Addendum No. 3 to Financial Leasing Agreement No. 257617, dated January 22, 2021, by and among Bancolombia S.A. and LatAm Logistic Col Propco Cota 1 S.A.S., dated December 16, 2024.

4.12*	Addendum No. 1 to Credit Agreement dated April 3, 2024, by and among Banco BTG Pactual Colombia S.S. and LatAm Logistic COL PropCo Cota 1 S.A.A., dated May 6, 2024.

4.13*	Addendum No. 2 to Credit Agreement dated April 3, 2024 by and among Banco BTG Pactual Colombia S.S. and LatAm Logistic COL PropCo Cota 1 S.A.A dated May 27, 2024.

4.14*	Long-Term Loan Agreement, dated March 6, 2025, by and among BBVA Peru Bank and Parque Logistico Callao S.R.L.

8.1*	List of Subsidiaries of Logistic Properties of the Americas.

11.1*	Code of Conduct and Ethics of the Registrant.

11.2*	Insider Trading Policy of the Registrant.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1*	Consent of Deloitte & Touche, S.A.

97.1
Policy for the Recovery of Erroneously Awarded Compensation of the Registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 333-275972) filed with the SEC on April 26, 2024.)

*Filed herewith.
+Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). Logistic Properties of the Americas agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LOGISTIC PROPERTIES OF THE AMERICAS

By:	/s/ Esteban Saldarriaga
Esteban Saldarriaga
Chief Executive Officer

Logistic Properties of the Americas
Consolidated Financial Statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Logistic Properties of the Americas
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Logistic Properties of the Americas and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
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
/s/ Deloitte & Touche, S.A.
San José, Costa Rica
April 2, 2025
We have served as the Company’s auditor since 2017

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (LOSS)
(in U.S. Dollars)

		For the years ended December 31,
	Notes	2024	2023	2022
REVENUES
Rental revenue	2k, 5	$43,581,348	$39,327,779	$31,890,569
Other revenue		281,024	108,564	92,998
Total revenues		43,862,372	39,436,343	31,983,567

Investment property operating expense	6	(6,974,534)	(5,142,950)	(5,407,439)
General and administrative		(15,626,057)	(8,508,862)	(4,609,195)
Listing expense	4	(44,469,613)	—	—
Investment property valuation gain	2i, 13	32,347,462	20,151,026	3,525,692
Interest income from affiliates	23	302,808	664,219	561,372
Financing costs	16	(22,642,028)	(31,111,064)	(11,766,726)
Net foreign currency (loss) gain	2d	(104,129)	284,706	299,762
Gain (loss) on sale of investment properties	2i, 13	—	1,165,170	(398,247)
Gain on disposition of asset held for sale	2i, 13	—	1,022,853	—
Other income	7	12,616,888	307,822	100,127
Other expenses	7	(9,177,160)	(6,132,636)	(611,173)
Profit (loss) before taxes		(9,863,991)	12,136,627	13,677,740

INCOME TAX EXPENSE	20	(9,562,060)	(4,980,622)	(2,236,507)

PROFIT (LOSS) FOR THE YEAR		$(19,426,051)	$7,156,005	$11,441,233

OTHER COMPREHENSIVE INCOME (LOSS):
Items that may be reclassified subsequently to profit or loss:
Translation (loss) gain from functional currency to reporting currency	2d	(12,985,112)	18,373,064	(13,533,732)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		$(32,411,163)	$25,529,069	$(2,092,499)

PROFIT (LOSS) FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		$(29,285,428)	$3,139,333	$8,028,610
Non-controlling interests	18	9,859,377	4,016,672	3,412,623
Total profit (loss) for the year		$(19,426,051)	$7,156,005	$11,441,233

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Owners of the Company		$(42,270,540)	$21,512,397	$(5,505,122)
Non-controlling interests	18	9,859,377	4,016,672	3,412,623
Total comprehensive income (loss) for the year:		$(32,411,163)	$25,529,069	$(2,092,499)

Weighted average number of shares – basic and diluted	19	30,995,079	28,600,000	28,600,000
Earnings (Loss) per share attributable to owners of the Company - basic and diluted	19	$(0.94)	$0.11	$0.28
The accompanying notes are an integral part of these consolidated financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in U.S. Dollars)

		As of December 31,
	Notes	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9	$28,827,347	$35,242,363
Due from affiliates	23	—	9,463,164
Lease and other receivables, net	2h, 10	2,641,772	3,557,988
Receivables from the sale of investment properties - short term	2i, 13	3,589,137	4,072,391
Prepaid construction costs		165,836	1,123,590
Restricted cash equivalents - short term	9	—	2,000,000
Prepaid income taxes	2m, 20	2,008,553	651,925
Other current assets	11	2,769,109	2,791,593
Total current assets		40,001,754	58,903,014

NON-CURRENT ASSETS:
Investment properties	2i, 13	554,518,864	514,172,281
Tenant notes receivable - long term, net	2h, 10	1,748,616	6,002,315
Receivables from the sale of investment properties - long term	2i, 13	—	4,147,507
Restricted cash equivalents - long term	9	5,835,117	681,110
Property and equipment, net	12	313,202	354,437
Deferred tax asset	2m, 20	241,967	1,345,859
Other non-current assets		4,360,058	5,218,787
Total non-current assets		567,017,824	531,922,296

TOTAL ASSETS		$607,019,578	$590,825,310

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	2i, 13	$8,356,915	$13,127,502
Income tax payable	2m, 20	2,764,352	2,024,865
Retainage payable	2l	1,500,729	1,737,805
Long term debt - current portion	16	12,636,821	16,703,098
Security deposits – current portion		167,005	370,961
Lease liability – current portion	2h, 12, 15	458,081	238,849
Other current liabilities	11	640,933	349,729
Total current liabilities		26,524,836	34,552,809

NON-CURRENT LIABILITIES:
Long term debt	16	253,248,978	253,151,137
Deferred tax liability	2m, 20	40,141,510	37,451,338
Security deposits		2,440,371	1,790,554
Lease liability	2h, 12, 15	12,972,016	2,936,555
Other non-current liabilities		890,449	—
Total non-current liabilities		309,693,324	295,329,584

TOTAL LIABILITIES		336,218,160	329,882,393

EQUITY:
Ordinary shares	17	3,180	168,142,740
Additional paid-in capital		218,291,347	—
Retained earnings		38,593,217	67,878,645
Treasury shares, at cost	17	(1,242,773)	—
Foreign currency translation reserve	2d	(26,680,095)	(13,694,983)
Equity attributable to owners of the Company		228,964,876	222,326,402
Non-controlling interests	18	41,836,542	38,616,515
Total equity		270,801,418	260,942,917

TOTAL LIABILITIES AND EQUITY		$607,019,578	$590,825,310
The accompanying notes are an integral part of these consolidated financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in U.S. Dollars)

		Ordinary Shares		Treasury Shares		Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non— controlling interests	Total equity
	Notes	Number of Shares	Common share capital	Number of shares	Amount
BALANCE AS OF DECEMBER 31, 2021		168,142,740	$168,142,740	—	$—	$—	$56,710,702	$(18,534,315)	$206,319,127	$31,207,645	$237,526,772
Profit for the year		—	—	—	—	—	8,028,610	—	8,028,610	3,412,623	11,441,233
Other comprehensive income (loss)	2d	—	—	—	—	—	—	(13,533,732)	(13,533,732)	—	(13,533,732)
Total comprehensive income (loss) for the year		—	—	—	—	—	8,028,610	(13,533,732)	(5,505,122)	3,412,623	(2,092,499)
Capital contributions	18	—	—	—	—	—	—	—	—	700,000	700,000
Distributions to non-controlling interests	18	—	—	—	—	—	—	—	—	(2,067,803)	(2,067,803)
BALANCE AS OF DECEMBER 31, 2022		168,142,740	$168,142,740	—	$—	$—	$64,739,312	$(32,068,047)	$200,814,005	$33,252,465	$234,066,470
Profit for the year		—	—	—	—	—	3,139,333	—	3,139,333	4,016,672	7,156,005
Other comprehensive income (loss)	2d	—	—	—	—	—	—	18,373,064	18,373,064	—	18,373,064
Total comprehensive income (loss) for the year		—	—	—	—	—	3,139,333	18,373,064	21,512,397	4,016,672	25,529,069
Capital contributions	18	—	—	—	—	—	—	—	—	5,870,314	5,870,314
Distributions to non-controlling interests	18	—	—	—	—	—	—	—	—	(4,522,936)	(4,522,936)
BALANCE AS OF DECEMBER 31, 2023		168,142,740	$168,142,740	—	$—	$—	$67,878,645	$(13,694,983)	$222,326,402	$38,616,515	$260,942,917
Profit (loss) for the year		—	—		—	—	(29,285,428)	—	(29,285,428)	9,859,377	(19,426,051)
Other comprehensive income (loss)		—	—	—	—	—	—	(12,985,112)	(12,985,112)	—	(12,985,112)
Total comprehensive income (loss) for the year		—	—	—	—	—	(29,285,428)	(12,985,112)	(42,270,540)	9,859,377	(32,411,163)
Impact of reverse capitalization	4	(141,830,740)	(168,140,109)	—	—	168,140,109	—	—	—	—	—
Issuance of shares to TWOA shareholders upon reverse capitalization	4	3,897,747	390	—	—	(2,754,110)	—	—	(2,753,720)	—	(2,753,720)
Issuance of shares to PIPE Investor	4	1,500,000	150	—	—	14,999,850	—	—	15,000,000	—	15,000,000
Foreclosure of the collateralized LLP Shares held by LLI upon Closing	4, 23	—	—	—	—	(9,765,972)	—	—	(9,765,972)	—	(9,765,972)
Listing expense	4	—	—	—	—	44,469,613	—	—	44,469,613	—	44,469,613
Share-based payments	2c, 22	—	—	—	—	2,060,666	—	—	2,060,666	—	2,060,666
Repurchase of treasury shares	17	—	—	(126,834)	(1,242,773)	—	—	—	(1,242,773)	—	(1,242,773)
Issuance of shares to service provider	2c, 22	90,000	9	—	—	1,141,191	—	—	1,141,200	—	1,141,200
Capital contributions	18	—	—	—	—	—	—	—	—	3,303,450	3,303,450
Distributions to non-controlling interests	18	—	—	—	—	—	—	—	—	(9,942,800)	(9,942,800)
BALANCE AS OF DECEMBER 31, 2024		31,799,747	$3,180	(126,834)	$(1,242,773)	$218,291,347	$38,593,217	$(26,680,095)	$228,964,876	$41,836,542	$270,801,418

The accompanying notes are an integral part of these consolidated financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. Dollars)

		For the years ended December 31,
	Notes	2024	2023	2022
Cash flows from operating activities:
Profit (loss) for the year		$(19,426,051)	$7,156,005	$11,441,233
Adjustments:
Share-based payments	2c, 22	2,060,666	—	—
Depreciation and amortization	2h, 12, 15	1,112,422	167,895	228,485
Expected credit losses adjustments	10	(75,152)	(87,723)	1,470,990
Net foreign currency gain	2d	(65,153)	(507,152)	(325,135)
Investment property valuation gain	2i, 13	(32,347,462)	(20,151,026)	(3,525,692)
Financing costs	16	22,910,011	31,111,064	11,766,726
(Gain) loss on sale of investment properties	2i, 13	—	(1,165,170)	398,247
Loss on disposition of property and equipment	12	—	83,389	30,269
Gain on disposition of asset held for sale	2i, 13	—	(1,022,853)	—
Straight-line rent	2k	(776,481)	(1,035,592)	(2,423,347)
Interest income	13	(701,159)	(98,989)	—
Interest income from affiliates	23	(302,808)	(664,219)	(561,372)
Income from lock-up release (net), classified as financing cash flow	7	(9,180,758)	—	—
Listing expense	4	44,469,613	—	—
Income tax expense	2m, 20	9,562,060	4,980,622	2,236,507
Working capital adjustments
(Increase) decrease in:
Lease and other receivables, net	10	198,086	(1,180,448)	1,092,549
Other current assets and other assets		(1,185,289)	(1,378,914)	(1,295,515)
Increase (decrease) in:
Accounts payable and accrued expenses	14	7,328,127	4,963,720	(1,558,595)
Security deposits		445,861	454,556	346,458
Retainage payable	2l	(237,076)	(1,147,401)	74,730
Income tax payable	2m, 20	739,487	1,361,162	539,231
Income tax paid	2m, 20	(5,137,381)	(4,639,456)	(324,624)
Net cash provided by operating activities		$19,391,563	$17,199,470	$19,611,145

Cash flows from investing activities:
Capital expenditure on investment properties	2i, 13	$(16,670,229)	$(28,409,164)	$(40,975,109)
Purchase of property and equipment	12	(71,066)	(126,476)	(88,487)
Proceeds from sale of investment properties	2i, 13	4,548,417	4,378,063	10,074,753
Loans to affiliates	23	—	—	(2,100,000)
Loans to tenants for leasehold improvement	10	—	(389,695)	(4,687,480)
Repayments on loans to tenants	10	4,612,250	775,263	671,937
Restricted cash equivalents	9	(3,154,007)	571,787	620,450
Net cash used in investing activities		$(10,734,635)	$(23,200,222)	$(36,483,936)

Cash flows from financing activities:
Long term debt borrowing	16	$13,091,001	$205,676,643	$44,217,867
Long term debt repayment	16	(10,909,299)	(152,482,361)	(13,335,183)
Cash paid for raising debt	16	(115,303)	(1,175,820)	(41,550)
Debt extinguishment cost paid	16	—	(2,473,134)	—
Interest and commitment fees paid	16	(22,017,849)	(24,862,976)	(14,505,955)
Repurchase of treasury shares	17	(1,242,773)	—	—
Capital contributions from non-controlling partners	18	3,303,450	5,868,152	700,000
Distributions to non-controlling partners	18	(9,561,850)	(4,522,936)	(2,067,803)
Proceeds from Business Combination, net of transaction costs paid	4	3,726,534	—	—
Proceeds from lock-up release, net of transaction costs paid	7	9,180,758	—	—
Repayment of lease liabilities	15	(145,512)	(50,112)	(163,072)
Net cash (used in) provided by financing activities		$(14,690,843)	$25,977,456	$14,804,304

Effects of exchange rate fluctuations on cash held		(381,101)	277,547	(303,754)
Net (decrease) increase in cash and cash equivalents		(6,415,016)	20,254,251	(2,372,241)
Cash and cash equivalents at the beginning of year		35,242,363	14,988,112	17,360,353

Cash and cash equivalents at the end of year		$28,827,347	$35,242,363	$14,988,112

Supplemental disclosure of noncash investing and financing activities:
Forgiveness of loan receivable from Latam Logistics Investments, LLC (“LLI”)	4, 23	$(9,765,972)	$—	$—
Assumption of net liabilities from TWOA as a result of the Business Combination	4	$3,874,870	$—	$—
Issuance of shares to service provider	2c, 22	$1,141,200	$—	$—
Noncash distributions to non-controlling partners	11, 18	$(380,950)	$—	$—
Noncash contributions from non-controlling interests	18	$—	$2,162	$—
Increase in accrued payables for investment properties	13	$508,605	$2,078,508	$1,247,256
Settlement of long-term debt	16	$—	$(8,299,867)	$—
Receivables from the sale of investment properties	13	$—	$7,577,092	$—
New lease liabilities in exchange for lease right-of-use assets	2h, 12, 15	$10,014,861	$2,623,092	$376,325
The accompanying notes are an integral part of these consolidated financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in U.S. Dollars)
1. NATURE OF BUSINESS
Logistic Properties of the Americas (“LPA”) is a Cayman Islands exempted company formed on October 9, 2023. The Company’s principal executive office address is 601 Brickell Key Drive, Suite 700, Miami, FL 33131 and its chief administrative office is Plaza Tempo, Edificio B, Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.
Logistic Properties of the Americas, through its affiliates and subsidiaries (jointly referred to as the “Company”) is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets in Central and South America.
On March 27, 2024, LPA consummated the previously announced business combination pursuant to the business combination agreement, dated as of August 15, 2023 (“Business Combination Agreement”), with two, a Cayman Islands exempted company (“TWOA”), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of LPA (“SPAC Merger Sub”), and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA (“Company Merger Sub”) (the “Business Combination”).
As a result of the Business Combination, TWOA and LLP became wholly-owned subsidiaries of LPA, and LPA ordinary shares (“Ordinary Shares”) were listed on the New York Stock Exchange (“NYSE”) under the symbol “LPA”. Refer to Note 4 for more details.
Since TWOA did not meet the definition of a business under the guidance of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), IFRS 3, Business Combination ("IFRS 3"), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-based Payment ("IFRS 2"), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. Under this method of accounting, TWOA was treated as the acquired company for financial reporting purposes and LLP was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of LLP issuing shares for the net assets of TWOA.
The consolidated financial statements were prepared as a continuation of LLP and its subsidiaries as LLP is considered the accounting predecessor. Accordingly, all historical financial information presented in these consolidated financial statements represents the accounts of LLP. The comparative financial information in relation to the shares and basic and diluted earnings (loss) per share attributable to equity holders of the Company, prior to the Business Combination, have been retroactively recast as shares reflecting the exchange ratio established in the Business Combination.

2. MATERIAL ACCOUNTING POLICY INFORMATION
a. Basis of Accounting - The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB.
The consolidated financial statements have been prepared on the historical cost basis except certain investment properties that are measured at fair value as of the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
The Company's management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these consolidated financial statements.
The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.
b. Reclassifications - Certain prior period amounts reported in the consolidated financial statements and notes thereto have been reclassified to conform to current period presentation. For example, lease liability – current portion, lease liability and prepaid income taxes balances for prior periods were reclassified into their own financial statements line items to conform to current period presentation. Additionally, utilities expenses, insurance expenses, tenant-billable operating expenses and prepaid insurance for prior periods were separated into distinct line items in their respective notes to align with the presentation of the current period.
    c. Share-based Payment – Certain employees, parties other than employees, and board directors of the Company receive remuneration in the form of share-based payments whereby they render services in exchange for equity instruments (equity-settled transactions).
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions.
The fair value determined at the grant date of the equity-settled share-based payments is expensed ratably over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period) with a corresponding increase in equity. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will eventually vest. For awards with graded vesting, the fair value determined at the grant date is expensed on a tranche-by-tranche basis using the accelerated attribution method. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest pursuant to service and non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss and other comprehensive income (loss) such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards. Market conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions, which are reflected in the fair value of an award.
Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.
d. Foreign Currency -
•Functional and Presentation Currency - The consolidated financial statements are presented in U.S. dollars (USD), which is the functional currency of Logistic Properties of the Americas and its subsidiaries, except for the Colombian subsidiaries of Latam Logistic COL OpCo, S.A. and Latam Logistic COL PropCo Cota I, S.A.S, for which the functional currency is the Colombian Peso. As of December 31, 2024 and 2023, the sell-exchange rates for a USD to relevant currencies for the Company $1.00 were the following:

	2024	2023
Costa Rican Colones (“CRC”)	CRC 513	CRC 527
Peruvian Soles (“PEN”)	PEN 3.770	PEN 3.713
Colombian Pesos (“COP”)	COP 4,409	COP 3,822

The average rates for a USD to relevant currencies for the Company $1.00 were the following for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
CRC	CRC 518	CRC 547	CRC 651
PEN	PEN 3.756	PEN 3.747	PEN 3.840
COP	COP 4,071	COP 4,321	COP 4,255
•Foreign Currency Transactions - Transactions in foreign currencies are translated into the respective functional currencies of the Company entities at exchange rates at the dates of the transactions.
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
Foreign currency differences are recognized in other comprehensive income (loss) (OCI) and accumulated in a separate line item in the Company’s consolidated statements of changes in equity under “Foreign currency translation reserve,” except to the extent that the translation difference is allocated to non-controlling interests (NCI). When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the foreign currency translation reserve account related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes of part of its interest in a subsidiary but retains control, then, the relevant proportion of the cumulative amount is re-attributed to non-controlling interests.
e. Use of Significant Judgements and Estimates - In preparing the consolidated financial statements, management has made judgments, estimates, and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Actual results may differ from these estimates.
The following are the critical accounting judgements and key sources of estimation uncertainty, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements.
•Incremental borrowing rate – the Company as lessee - The Company cannot readily determine the interest rate implicit in leases where it is the lessee, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Company estimates the IBR using observable inputs (such as market credit spread/yield) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).
•Receivable from the sale of investment properties – The receivable from the sale of investment properties is related to the disposition of an investment property, Latam Parque Logistico Calle 80 Building 500A, as discussed in detail in Note 13. The receivable balance was initially determined by applying a discount rate to the expected future proceeds. The discount rate was estimated based on several Level 2 valuation inputs such as senior unsecured Option Adjusted Spread (“OAS”) and the Colombia sovereign yield curve.
•Investment Properties - Investment properties are initially recognized at cost. The Company elects to subsequently remeasure investment properties at fair value. As of each period end, valuations for the Company’s investment properties are performed by an external valuation firm. Note 13 provides detailed information about the key assumptions used in the determination of the fair value of the investment properties.
•Impairment of Financial Assets – Allowances for expected credit losses are made based on the risk of non-payment taking into account aging, previous experience, economic conditions and forward-looking data, which are evaluated on a quarterly basis. Allowances for tenant notes receivable are measured as 12-months expected credit losses. Allowances for lease receivables are measured as lifetime expected credit losses depending on changes in the credit quality of the counterparty, with 100% of balances being reserved for if a counterparty exhibits characteristics of default. The definition of default is determined by considering whether there is a breach of financial covenants or information developed internally or obtained from external sources.
•Control for partnership agreements – Management has assessed whether its interest over investees represents a parent / subsidiary relationship and requires consolidation as per IFRS 10, Consolidated Financial Statements ("IFRS 10"), control criteria. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Management considers all relevant facts and circumstances in assessing whether it has power over an investee including contractual arrangement contained within partnership agreements, rights arising service contracts with other vote holders for partnership arrangements and decision-making authority for the Company.
f. Basis of Consolidation - The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) at the end of each reporting year. Control is achieved when the Company:
•has the power over the investee;
•is exposed, or has rights, to variable returns from its involvement with the investee; and
•has the ability to use its power to affects its returns.
The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the contractual rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•exposure, or rights, to variable returns from its involvement with the investee; and
•any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made including the ability to use its power over the investee to affect the amount of the investor’s returns.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Profit or loss and each component of other comprehensive income (loss) are attributed to owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Company’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.
Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value, as of the date control is lost, of any retained interest in the subsidiary and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income (loss) in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, Financial Instruments ("IFRS 9"), when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.
The consolidated financial statements include the financial information of Logistic Properties of the Americas (parent entity) and its subsidiaries:

		Ownership Interest		Non-controlling Interests
Entities	Country	2024	2023	2024	2023
Latam Logistic Properties S.A.	Panamá	100%	N/A
two	Cayman Islands	100%	N/A
Latam Logistic Property Holdings, LLC	United States	100%	100%
LPA Corporate Services Inc.	United States	100%	N/A
Latam Logistic COL HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic CR HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco El Coyol II S de R.L.	Panamá	50%	50%	50%	50%
Latam Logistic Pan Holdco Cedis Rurales S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo San Joaquin I S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena I S de R.L.(1)	Panamá	48%	48%	52%	52%
Latam Logistic Pan Holdco Verbena II S, S.R.L.(2)	Panamá	48%	48%	52%	52%
Logistic Property Asset Management, S de R.L.(3)	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena Fase II, S de R.L.(4)	Panamá	100%	100%
LPA Asset Management CR, S.A.	Panamá	100%	N/A
LPA Pan Holdco 2 Verbena Fase II, INC.	Panamá	100%	N/A
LPA Verbena Fase II Pan Holdco 1, S.A.	Panamá	100%	N/A
Latam Logistic Pan Holdco Medellin I, S.R.L.	Panamá	100%	100%
LatAm Logistic Pan HoldCo Bodegas los Llanos, S.R.L.	Panamá	100%	100%
Latam Logistic PER OpCo, S.R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin I, S. de R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin II, S. de R.L.	Perú	100%	100%
Latam Logistic PER PropCo Lurin III, S. de R.L.	Perú	100%	100%
Parque Logístico Callao, S.R.L.	Perú	40%	40%	60%	60%
Latam Logistic COL OpCo, S.A. (5)	Colombia	100%	100%
Latam Logistic COL PropCo Cota I, S.A.S.	Colombia	100%	100%
Latam Logistic CR OpCo, S.R.L.	Costa Rica	100%	100%
Latam Logistic CR PropCo Alajuela I, S.R.L.	Costa Rica	100%	100%
Latam Propco El Coyol Dos S de R.L.	Costa Rica	50%	50%	50%	50%
Latam Logistic Propco Bodegas San Joaquín S de R.L.	Costa Rica	100%	100%
Latam Logistic Propco Cedis Rurales Costa Rica S de R.L.	Costa Rica	100%	100%
3101784433, S.R.L.	Costa Rica	24%	24%	76%	76%
Latam Logistic PropCo Bodegas los Llanos S de R.L.	Costa Rica	100%	100%
Latam Logistic CR Zona Franca, S. de R.L.	Costa Rica	100%	100%
Latam Logistics SLV OpCo S.A. de C.V.	El Salvador	100%	100%
LPA MX Holdco I S.R.L. de C.V.	Mexico	100%	N/A
Latam Logistics Mx Holdco II S.R.L. de C.V.	Mexico	100%	N/A
(1)Formerly known as Latam Logistic Propco Pedregal Panamá S de R.L.
(2)Formerly known as Latam Logistic Pan Holdco Pedregal Panamá S de R.L.
(3)Formerly known as Latam Logistic Pan Holdco Santiago I, S de R.L.
(4)Formerly known as Latam Logistic Pan Holdco Santo Domingo, S de R.L.
(5)Formerly known as Latam Logistic COL OpCo, S.A.S.

g. Financial Instruments – All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.
Classification of Financial Assets – Financial assets that meet the following conditions are measured subsequently at amortized cost:
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets that meet the following conditions are measured subsequently at fair value through other comprehensive income (loss) (FVTOCI):
•the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL). Despite the foregoing, the Company may make the following irrevocable election/designation at initial recognition of a financial asset:
•the Company may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income (loss) if certain criteria are met; and
•the Company may irrevocably designate a financial asset that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.
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
Impairment of Financial Assets – The Company recognizes a loss allowance for expected credit losses (“ECL”) on lease receivables, tenant notes receivable as well as due from affiliates. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
Measurement of Expected Credit Losses - For lease receivables, the Company performs an assessment for all tenants to evaluate their current financial state and historical payment behavior. For tenants who show indicators of financial difficulties, the Company creates a specific reserve for those tenants covering 100% of their outstanding balance. For lease receivables where tenants are not specifically reserved for, the Company applies a lifetime ECL using a provision matrix.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.
For tenant notes receivable and due from affiliates, the Company assess and monitors if there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance at an amount equal to 12-month ECL; otherwise, the Company recognizes lifetime ECL. Based on the result of the assessment for the years ended December 31, 2024 and 2023, the Company concluded there has not been a significant increase in credit risk since initial recognition for tenant notes receivable and due from affiliates.
The Company only extends such financial arrangements to tenants who have successfully undergone the comprehensive background check procedures. Occasionally, the Company extends loans to a related party, or affiliate, where the Company conducts a thorough examination of borrower’s reputation, credit history, and payment record. The Company applies continuous monitoring whereby tenants are evaluated on a monthly basis to ensure there are no indicators that may suggest an increase in credit risk.
Due to there not being a significant increase in credit risk, the Company measures the loss allowance for tenant notes receivable and due from affiliates at an amount equal to 12-month ECL, which represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date. The 12-month ECL are estimated using the probability of default approach, which is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.
The Company writes off a financial asset when there is information indicating that the debtor is in financial difficulty and there is no realistic prospect of recovery, e.g., when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.
Refer below for the definition of terms:
i.Significant Increase in Credit Risk - In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
ii.Definition of Default – The Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:
•when there is a breach of financial covenants by the debtor; or
•information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company, in full (without taking into account any collateral held by the Company).
Irrespective of the above analysis, the Company considers that default has occurred when a financial asset is more than 90 days past due unless the Company has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.
iii.Credit – impaired Financial Assets – A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:
•significant financial difficulty of the issuer or the borrower;
•a breach of contract, such as a default or past due event (see (ii) above);
•the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
•it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

•the disappearance of an active market for that financial asset because of financial difficulties.
iv.Recognition of Expected Credit Losses – The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account. The Company records a provision for possible loss if the collection of a receivable balance is considered doubtful. As of December 31, 2024 and 2023, the Company recorded an allowance for expected credit losses related to receivables from clients of $870,854 and $946,006, respectively.
v.Concentration of Credit Risk – There are no individual customers that make up 10% or more of the Company’s revenue for the years ended December 31, 2024, 2023 and 2022.
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
Derecognition of Financial Liabilities – The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
When the Company exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification under the effective interest rate method; and (2) the present value of the cash flows after modification (discounted using the effective interest rate before the modification) should be recognized in profit or loss as the modification gain or loss within other gains and losses.
h. Leases - The Company evaluates if a contract contains a lease at the commencement date. The Company recognizes a right-of-use asset and a corresponding lease liability regarding all lease contracts in which it is a lessee, except for short-term leases (term of 12 months or less) and leases of low value assets, such as personal computers and small office furniture devices.
Lease liability is initially measured at present value of the lease payments that are not paid on the commencement date, discounted from the implicit interest rate in the contract. If this rate cannot be readily determined, the Company shall use the IBR.
The lease payments included in the measurement of lease liability consist of:
•fixed payments, including in substance fixed payments, less any lease incentives received;

•variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
•amount expected to be paid by the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease.
Lease liability is included in the other current and non-current liabilities in the consolidated statement of financial position.
Lease liability is subsequently measured by increasing the carrying amount to reflect the interest earned on the liability lease (using the effective interest method) and reducing the carrying amount to reflect the lease payments made.
Additionally, the carrying amount of lease liabilities is remeasured if there is a lease modification such as a change in the lease term, a change in the lease payments (e.g., a change to future lease payments resulting from a change in an index or rate used to determine such lease payment) or a change in the assessment of an option to purchase the underlying asset.
Under IAS 40, Investment property ("IAS 40") the Company applies the fair value model to the investment property right-of-use assets, which need to be remeasured at fair value at each period end. As a result, there is no depreciation expense associated with the right of use assets that are categorized as part of investment properties.
Right-of-use assets for non-investment properties consist of the amount of the initial measurement of the corresponding lease liability, the lease payments made on or before the commencement date, less any lease incentive received and any initial direct cost. The subsequent measurement is the cost less the accumulated depreciation and impairment losses.
Right-of-use assets for non-investment properties are depreciated over the shorter period between the lease period and the useful life of the underlying asset. If a lease transfers the ownership of the underlying asset, or the cost of the right-of-use asset reflects that the Company plans to exercise a purchase option, the right-of-use asset will be depreciated over the useful life. Depreciation starts on the date of the commencement of the lease.

i. Investment Properties - Investment properties are buildings and lands held to obtain rent, surpluses, or both. Investment properties are initially recorded at cost, including transaction costs. The Company capitalizes borrowing costs and finance charges that are directly attributable to the acquisition, construction, or production of investment properties. Subsequent to initial recognition, investment properties are measured at fair value at least on an annual basis. Fair value is determined by the commercial value of each real property performed by an independent appraiser. The commercial value of each real property is calculated using a combination of methods including present value of the net cash flows that are expected in the future and direct capitalization for operating properties and properties under development and comparable for land. Gains and losses arising from changes in the fair value of investment properties are recognized in profit and loss in the period in which they arise. Note 13 provides detailed information about the key assumptions used in the determination of the fair value of the investment properties.
The Company categorizes its investment properties into three groups: land bank, properties under development and operating properties. The land bank category encompasses land acquisitions made by the Company, including land purchase expenses, along with certain allocated permit and infrastructure costs. The investment properties transition to properties under development once the Company secures construction permits for land development and initiates construction activities. Subsequently, they are reclassified as operating properties once they achieve a state of “stabilization”. The Company defines stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.
As described below, the Company recognizes rental income using the straight-line method. Any temporary difference between the recognized rental income and the amount billed is recorded in the rent leveling balance sheet account. The temporary difference between cash and accrual payments received will ultimately be reversed and eliminated by the end of the lease. The Company concludes that rent leveling constitutes an integral component of the fair value of the investment properties because the expected cash flows of the leases are already reflected in the fair value of the investment properties. Therefore, the recognition of rental revenue on a straight-line basis over the lease term would require an adjustment to the fair value of the investment property to avoid double counting.
An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net sale proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.
j. Fair value measurements - Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the

Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16, Leases (“IFRS 16”), and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2, Inventories ("IAS 2") or value in use in IAS 36, Impairment of Assets ("IAS 36").
In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable inputs for the asset or liability, which may include statistics information and the Company's own information, and in some instances are based on the information provided by some independent experts.
The Company has a control framework established in relation to the measurement of fair values. This includes the supervision of management of all significant fair value measurements, including the fair values of Level 3.
The Company’s management regularly reviews the significant unobservable variables and the valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, supervision includes evidence obtained from third parties to support the conclusion that those valuations meet the requirements of IFRS, including the level within the hierarchy of fair value within these valuations should be classified.
k. Revenue Recognition -
Investment Property Rental Income - The Company earns rental income from acting as a lessor of operating properties in arrangements which do not transfer substantially all the risks and rewards incidental to ownership of an investment property. Rental income is recognized under the requirements of IFRS 16, and revenue on the non-lease components is recognized under the requirements of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”).
The Company’s leases with tenants (customers) are classified as operating leases. The Company recognizes the total minimum lease payments provided for under the leases on a straight-line basis over the lease term.
Lease components
The right to use an asset represents a separate lease component from other lease components if two criteria are met:
a.The lessee can benefit from the use of the asset either on its own or together with other readily available resources.
b.The underlying asset must not be highly dependent on or highly interrelated with other underlying assets in the contract.
The Company generally identifies the right to use the warehouses and underlying land as lease components in its lease contracts with tenants based on the above two criteria. In some cases, the Company might also grant tenants the right to use dedicated parking spots, or other types of assets, which could also be considered as lease components.
Non-lease components
When identifying non-lease components, the Company considers whether a good or service is transferred to the lessee. Typically, maintenance activities, including common area maintenance (“CAM,” e.g., cleaning a lobby of a building, property management services, general repairs), provided by the lessor along with utilities are considered non-lease components because they represent goods or services transferred to the Company separately from the right to use the underlying asset.
The Company applies IFRS 15 to allocate the consideration in the contract between lease and non-lease components, on the basis of stand-alone selling prices. Stand-alone selling price represents the price at which an entity would sell a good or service on a stand-alone (or separate) basis at contract inception.

Principal/agent considerations for non-lease components
For the identified non-lease components that are accounted for under IFRS 15, the Company concludes that they should in general be presented gross in the consolidated statement of profit or loss and other comprehensive income (loss), because the Company is typically acting as a principal, and the Company controls the promised good or service before the it transfers the good or service to a customer. The Company is itself contractually obliged to provide these services to its tenants and is ultimately responsible for fulfilling the promise to provide the services.
Rental Revenues in the consolidated statements of profit or loss and other comprehensive income (loss)
Disaggregation of rental revenue arising from contracts with customers from other sources of revenue is disclosed in Note 5.
The Company performs credit analyses of the Company's customers prior to the execution of the leases and continue these analyses for each individual lease on an ongoing basis in order to ensure the collectability of rental revenue. The Company recognizes revenue to the extent that amounts are determined to be collectible.
In the event that a lease agreement with a tenant is terminated and the Company has a rent leveling balance with the tenant upon termination, the Company has elected to adopt an accounting policy that allows for the write-off of the rent leveling asset as a reversal of revenue.
Other – Other sources of revenue consist of fees earned from customers which are determined in accordance with the terms specific to each customer arrangement. The third-party development fees are recognized as revenue under the requirements of IFRS 15 when they are earned under the agreement with the customers.
l. Retainage Payable - Construction contract retainage represents payments which have been partially withheld from subcontractors pending the completion of a project or other contractual conditions. The Company accrues a liability for construction retainage throughout the construction phase, based on the percentage of completion of the construction. Such liability is subsequently released upon completion of construction when the retainage is paid.
m. Income Tax - Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.
•Current Tax - Current tax comprises the expected tax payable or receivable on the taxable income or loss for the period and any adjustment to tax payable or receivable in respect of previous periods.
The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted as of the date of the consolidated statement of financial position. Current assets and liabilities are offset only if certain criteria are met.
•Deferred Tax - Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax is not recognized for:
–Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
–Temporary differences related to investments in subsidiaries and associates to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that it will not reverse in the foreseeable future; and
–Taxable temporary differences arising on the initial recognition of goodwill.
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

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset only if certain criteria are met.

3. NEW AND AMENDED IFRS ACCOUNTING STANDARDS
a)New and amended IFRS accounting standards that are effective for the current year
The consolidated financial statements and notes are based on accounting policies consistent with those described in Note 2. All the new and amended IFRS accounting standards effective as of December 31, 2024 that are relevant to the Company have already been early adopted before January 1, 2024. See details below:
•Amendments to IAS 1 - Presentation of Financial Statements ("IAS 1") - Classification of Liabilities as Current or Non-Current (“2020 Amendment”) - The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of “settlement” to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Company has early adopted the amendment as of January 1, 2023 together with the 2022 Amendment mentioned below.
•Amendments to IAS 1 - Non-Current Liabilities with Covenants (“2022 Amendment”) - The amendments specify that only covenants that an entity is required to comply with at the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g., a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).
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
The amendment is effective for annual reporting periods beginning on or after January 1, 2024. The Company early adopted the amendment as of January 1, 2023.
b)New and amended IFRS Accounting Standards issued but not yet Effective - At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:
•Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates ("IAS 21") - On August 15, 2023, IASB issued amendments to IAS 21, which clarifies how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments are effective on or after January 1, 2025. The Company is currently evaluating the impact of the adoption of the amendments to IAS 21 on its consolidated financial statements.
•IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18") - On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 while carrying forward many of the requirements in IAS 1. The new Accounting Standard introduces significant changes to the structure of the Company’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.
•IFRS 19 Subsidiaries without Public Accountability ("IFRS 19") - On May 9, 2024, IASB issued IFRS 19 which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after

January 1, 2027 and earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 19 on its consolidated financial statements.
•Amendments to IFRS 9 and IFRS 7 Financial Instruments ("IFRS 7") - On May 30, 2024, IASB issued amendments to IFRS 9 and IFRS 7, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems, and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income (loss) and financial instruments with contingent features. The effective date for adoption of this amendment is for annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impacts of the adoption of the amendments to IFRS 9 and 7 on its consolidated financial statements.
4. REVERSE CAPITALIZATION
On August 15, 2023, the Company entered into a Business Combination Agreement with LLP, TWOA, SPAC Merger Sub, and Company Merger Sub, for a proposed Business Combination. Under the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, (a) SPAC Merger Sub merged with and into TWOA, with TWOA continuing as the surviving company, and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Business Combination was no longer outstanding and was automatically canceled, in exchange for the right of the holder thereof to receive a substantially equivalent security of LPA; (b) Company Merger Sub merged with and into LLP, with LLP continuing as the surviving company, and, in connection therewith, the ordinary shares of LLP (“LLP Shares”) issued and outstanding immediately prior to the Business Combination were canceled in exchange for the right of the holders thereof to receive ordinary shares of LPA (“LPA Ordinary Shares”); and (c) as a result of the mergers, TWOA and LLP each became wholly-owned subsidiaries of LPA, and LPA Ordinary Shares were listed on NYSE, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.
On February 16, 2024, TWOA entered into a subscription agreement (the “Subscription Agreement”) with certain subscriber (“PIPE Investor”) to purchase 1,500,000 TWOA Class A ordinary shares at a price of $10.00 per share, for an aggregate purchase price of $15,000,000, in a private placement to be consummated simultaneously with the Closing.
The Business Combination was unanimously approved by the board of directors of TWOA and was approved at the Extraordinary General Meeting on March 25, 2024. TWOA’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, LLP and TWOA became wholly-owned direct subsidiaries of the Company. On March 28, 2024, the LPA Ordinary Shares commenced trading on the NYSE under the symbol “LPA”.
As a result of the Business Combination:
•all outstanding TWOA Class A and Class B shares were canceled in exchange for 3,897,747 LPA Ordinary Shares, not including the shares held by the PIPE Investor;
•1,500,000 Class A TWOA shares held by the PIPE Investor were converted to 1,500,000 LPA Ordinary Shares; and
•all outstanding LLP shares were cancelled in exchange for 26,312,000 LPA Ordinary Shares.
The Business Combination was consummated on March 27, 2024. Following the Business Combination, the ownership structure of LPA was as follows:

	Number of Ordinary Shares	% of Ownership
LPA Ordinary Shares issued to TWOA shareholders	3,897,747	12.3%
LPA Ordinary Shares converted from legacy LLP equity holders	26,312,000	83.0%
LPA Ordinary Shares issued to PIPE Investor	1,500,000	4.7%
Total	31,709,747	100.0%

The proceeds from Business Combination (net of transaction costs paid) for the year ended December 31, 2024 are summarized below:

Amount
Proceeds from PIPE Investor	$15,000,000
Proceeds from TWOA trust	1,121,150
Transaction costs paid	(12,394,616)
Proceeds from Business Combination, net of transaction costs paid	$3,726,534
Non-cash transaction costs
On August 14, 2024, the Company issued 90,000 Ordinary Shares to a non-employee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 22 for more details. Non-cash transaction costs of $1,141,200 were recognized as other expenses in the consolidated statements of profit or loss and other comprehensive income (loss) for the year ended December 31, 2024.
Reverse capitalization
As discussed in Note 1, the Business Combination was accounted for as a reverse capitalization in accordance with IFRS. The consolidated assets, liabilities and results of operations are those of LLP for all prior periods presented. As such, the basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.
Share listing expenses under IFRS 2
As further discussed in Note 1, since the Business Combination was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represented a service received by the accounting acquirer, and thus was recognized as an expense upon consummation of the Business Combination.
Upon Closing, the excess fair value of the equity interests deemed to have been issued to TWOA as consideration over the fair value of TWOA’s identifiable net assets was recognized as listing expense in the amount of $44,469,613 in the consolidated statements of profit or loss and other comprehensive income (loss) for the year ended December 31, 2024. The fair value of the equity interests was measured at the closing market price of TWOA’s publicly traded shares on March 26, 2024, which was $10.70 per share. See below for details.

Fair value of TWOA public shares (103,813 shares at $10.70) (A)	$1,110,799
Fair value of TWOA sponsor shares (3,793,934 shares at $10.70) (B)	40,595,094
I: Total deemed fair value of consideration issued to TWOA shareholders: (A+B)	41,705,893

Cash and cash equivalents	1,121,150
Accounts payable	(3,884,870)
II: Net liabilities of TWOA	(2,763,720)

Total share listing expense (I-II)	$44,469,613
Other transaction-related costs in connection with the Business Combination
For the years ended December 31, 2024 and 2023, the Company incurred transaction-related costs in connection with the Business Combination of $7,628,685 and $6,150,988, respectively, excluding the share listing expenses under IFRS 2 discussed above. These transaction-related costs, primarily consisting of professional service fees such as legal and accounting services, were recorded in other expenses in the consolidated statements of profit or loss and other comprehensive income (loss), Through December 31, 2024, cumulative transaction-related costs of $17,632,520 were incurred by the Company and TWOA (prior to the Closing) in connection with the Business Combination, of which $1,583,063 has not yet been paid as of December 31, 2024. As of December 31, 2024, $692,615 of the amount not yet paid is recorded within accounts payable and accrued expenses, and $890,448 is recorded within non-current liabilities in the consolidated statements of financial position. For the year ended December 31, 2024, the Company has paid $12,394,616 for transaction-related costs in connection with the Business Combination of which $4,858,225 was paid with transaction proceeds.
Cash bonus to management
In connection with the Business Combination, certain executives and employees were granted a one-time cash bonus totaling $285,000 at Closing, recorded in general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss). As of December 31, 2024, the bonuses were fully paid. See Note 23 for more details.
Restricted Stock Units (RSUs)
In connection with the Business Combination, certain executives and board directors were granted service-based and performance-based RSUs. For the year ended December 31, 2024, the Company incurred share-based payment expenses of $2,060,666. The Company did not incur any share-based payment expense for the years ended December 31, 2023 and December 31, 2022. See Note 22 for more details.
Loan receivable from Latam Logistics Investments, LLC (“LLI”)
As of January 1, 2024, LLP’s loans to LLI, which held a minority equity interest of LLP before Closing, were in default status due to non-payment following the maturity date of December 31, 2023. LLP subsequently provided notice of the default to LLI.
On March 12, 2024, LLI entered into an assignment agreement (“Assignment Agreement”) with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive the LPA Ordinary Shares upon the closing of the Business Combination. As part of the Assignment Agreement, LLP agreed to waive its right to receive the corresponding LPA Ordinary Shares. Upon Closing, the loans receivables from LLI of $9,765,972 were considered settled through the foreclosure of the collateralized LLP Shares held by LLI.
5. REVENUE
The Company’s revenue was as follows:

	For the year ended December 31,
	2024	2023	2022

Non-lease components of rental arrangements	$4,772,755	$4,194,415	$3,287,013
Other	281,024	108,564	92,998
Revenue from contracts with customers (IFRS 15)	5,053,779	4,302,979	3,380,011
Rental income	38,808,593	35,133,364	28,603,556
Total revenues	$43,862,372	$39,436,343	$31,983,567
Note 8 contains further information of the Company’s revenue based on segment and geography.
The Company, through its subsidiaries, has entered into various operating leases agreements with customers for the rental of its investment properties. Most of the Company’s lease agreements associated with the investment properties contain an initial lease term from 5 to 10 years and generally include renewal options for one or more additional terms of varying lengths. The Company’s weighted average lease term remaining on leases in the operating properties and properties under development, based on square feet of all leases in effect as of December 31, 2024, 2023 and 2022 was 5.1 years, 5.3 years and 6.2 years, respectively.
These leases are based on a minimum rental payment in USD for properties located in Costa Rica and Peru, and COP for properties in Colombia, plus maintenance fees and recoverable expenses, and security deposits associated with the agreements, which are commonly used for covering any repair, improvement tasks or as a final payment when the lease agreement ends.

The following table summarizes the Company’s minimum lease payments under non-cancellable operating leases as of December 31, 2024:

Amount

2025	$45,233,302
2026	42,431,635
2027	39,192,200
2028	30,811,418
2029	24,885,424
Thereafter	80,013,009
Total	$262,566,988
6. INVESTMENT PROPERTY OPERATING EXPENSES
Investment property operating expenses include the direct operating expenses of the property such as repair and maintenance, property management, property taxes, utilities, interest expenses on property related lease liabilities and other property related costs. Property operating expenses are mostly recovered through the rental recoveries charged to the tenants. The Company does not incur significant direct property operating costs from investment properties under development that did not generate rental income during the years presented below.
Investment property operating expenses were as follows:

	Years ended December 31,
	2024	2023	2022

Repair and maintenance	$2,933,350	$2,351,598	$1,661,900
Utilities	632,010	445,114	345,097
Insurance	469,823	375,108	305,878
Property management	319,650	242,098	421,534
Real estate taxes	747,297	731,261	357,457
Expected credit loss adjustments	(75,152)	(87,723)	1,470,990
Tenant-billable operating expenses	1,122,759	929,056	802,658
Interest expenses on property related lease liabilities	257,144	—	—
Other property related expenses	567,653	156,438	41,925
Total	$6,974,534	$5,142,950	$5,407,439
7. OTHER INCOME AND OTHER EXPENSES
Other income for the years ended December 31, 2024, 2023 and 2022 were as follows:

	2024	2023	2022

Interest income	$1,615,304	$300,189	$94,130
Income in connection to the LR Agreements (defined below) (1)	10,378,180	—	—
Other	623,404	7,633	5,997
Total	$12,616,888	$307,822	$100,127
Other expenses for the years ended December 31, 2024, 2023 and 2022 were as follows:

	2024	2023	2022

Transaction-related costs in connection with the Business Combination (2)	$7,628,685	$6,150,988	$306,059
Fees in connection to the LR Agreements (defined below) (1)	1,197,422	—	—
Loss on disposition of property and equipment	—	83,389	30,270
Legal provision	—	(101,741)	274,844
Other	351,053	—	—
Total	$9,177,160	$6,132,636	$611,173
(1)On June 5, 2024, and June 6, 2024, the Company, certain Investors (the “Investors”) and certain Shareholders (the “Shareholders” and together with the Investors, the “Released Parties”) entered into a non-affiliate lock-up release agreement (as amended, each an “LR Agreement” and collectively, the “LR Agreements”), pursuant to which the Company and each Released Party agreed to waive certain lock-up restrictions provided for in (i) the letter agreement dated March 29, 2021 by and among TWOA and other relevant parties thereto and by a joinder agreement, the Investors or (ii) the letter agreement dated March 29, 2021 by and among TWOA and other relevant parties thereto and the Shareholders, as amended on August 15, 2023 and March 27, 2024, as applicable (the “Lock-up Release”, and the shares released pursuant to such Lock-up Release, the “Released Shares”). In exchange, each Released Party agreed to pay a cash fee to the Company equal to a certain percentage of the sale price received for each Released Share sold by such Released Party until September 27, 2025. As of December 31, 2024, the total number of Released Shares were 947,885 shares of which 689,589 shares were sold by the Released Parties. For the year ended December 31, 2024, the Company recorded receipt of $10,378,180 in cash related to the sale of the Released Shares with an offsetting amount recorded in other income in the consolidated statements of profit or loss and other comprehensive income (loss). In connection with the sale of the Released Shares, the Company incurred transaction costs of $1,197,422 for the year ended December 31, 2024, which were recorded in other expenses in the consolidated statements of profit or loss and other comprehensive income (loss).
(2)Transaction-related costs in connection with the Business Combination primarily consisted of professional service fees including legal and accounting services pertinent to the Business Combination. See Note 4 for more details relating to transaction-related costs.

8. SEGMENT REPORTING
The Company has three operating segments, based on geographic regions consisting of Colombia, Peru, and Costa Rica. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. The CODM receives information and evaluates the business from a geographic perspective and reviews the Company’s internal reporting by geography in order to assess performance and allocate resources. As a result, the Company has determined the business operates in three distinct operating segments based on geography.
The three geographic segments, Colombia, Peru, and Costa Rica, primarily derive revenue from various operating lease agreements with customers for the rental of warehouses. Each of these locations and corresponding operations are presented and managed separately. The operating segments are each reportable segments, and aggregation of segments is not applied. Unallocated revenue consists of other revenue streams earned by operating subsidiaries that are not allocated to segments for CODM’s review. Unallocated expenses consist of certain corporate general and administrative expenses that are not allocated to segments for CODM’s review, as well as financing costs for the bridge loan held by the parent entity.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There was no inter-segment revenue for the years ended December 31, 2024, 2023 and 2022.
The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts.

The Company evaluates the performance of its reportable segments based on net operating income. Segment net operating income consists of segment investment property rental revenue less segment investment property operating expense.

	Years ended December 31,
	2024	2023	2022
Revenue:
Colombia	$8,701,738	$8,038,441	$5,690,569
Peru	10,926,297	9,260,197	8,350,957
Costa Rica	23,953,313	22,029,141	17,849,043
Unallocated revenue	281,024	108,564	92,998
Total	$43,862,372	$39,436,343	$31,983,567

Investment property operating expense:
Colombia	$(1,113,871)	$(989,404)	$(599,084)
Peru	(2,663,723)	(1,476,086)	(1,288,280)
Costa Rica	(3,196,940)	(2,677,460)	(3,520,075)
Total	$(6,974,534)	$(5,142,950)	$(5,407,439)

Net operating income
Colombia	$7,587,867	$7,049,037	$5,091,485
Peru	8,262,574	7,784,111	7,062,677
Costa Rica	20,756,373	19,351,681	14,328,968
Total	$36,606,814	$34,184,829	$26,483,130

General and administrative:
Colombia	$(1,242,962)	$(1,182,837)	$(897,455)
Peru	(1,270,330)	(1,745,286)	(765,572)
Costa Rica	(3,540,745)	(2,945,824)	(2,421,168)
Corporate	(9,572,020)	(2,634,915)	(525,000)
Total	$(15,626,057)	$(8,508,862)	$(4,609,195)

Financing costs
Colombia	$(6,550,448)	$(8,068,416)	$(6,267,603)
Peru	(4,934,412)	(5,431,535)	(1,997,204)
Costa Rica	(11,148,253)	(17,611,113)	(3,483,685)
Corporate	(8,915)	—	(18,234)
Total	$(22,642,028)	$(31,111,064)	$(11,766,726)

The following table reconciles segment net operating income to profit (loss) before taxes for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Net operating income	$36,606,814	$34,184,829	$26,483,130
Unallocated revenue	281,024	108,564	92,998
General and administrative	(15,626,057)	(8,508,862)	(4,609,195)
Listing expense	(44,469,613)	—	—
Investment property valuation gain	32,347,462	20,151,026	3,525,692
Interest income from affiliates	302,808	664,219	561,372
Financing costs	(22,642,028)	(31,111,064)	(11,766,726)
Net foreign currency (loss) gain	(104,129)	284,706	299,762
Gain (loss) on sale of investment properties	—	1,165,170	(398,247)
Gain on disposition of asset held for sale	—	1,022,853	—
Other income	12,616,888	307,822	100,127
Other expenses	(9,177,160)	(6,132,636)	(611,173)
Profit (loss) before taxes	$(9,863,991)	$12,136,627	$13,677,740

Segment Assets and Liabilities
For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors select assets and liabilities attributable to each segment. The following table summarizes the Company’s total assets and liabilities by reportable operating segment as of December 31, 2024 and 2023:

	2024	2023
Segment investment properties
Colombia	$132,917,203	$131,057,446
Peru	161,506,701	127,350,614
Costa Rica	260,094,960	255,764,221
Total	$554,518,864	$514,172,281

Reconciling items:
Cash and cash equivalents	28,827,347	35,242,363
Due from affiliates	—	9,463,164
Lease and other receivables, net	2,641,772	3,557,988
Receivables from the sale of investment properties - short term	3,589,137	4,072,391
Prepaid construction costs	165,836	1,123,590
Prepaid income taxes	2,008,553	651,925
Other current assets	2,769,109	2,791,593
Tenant notes receivable - long term, net	1,748,616	6,002,315
Receivable from the sale of investment properties - long term	—	4,147,507
Restricted cash equivalents	5,835,117	2,681,110
Property and equipment, net	313,202	354,437
Deferred tax asset	241,967	1,345,859
Other non-current assets	4,360,058	5,218,787
Total assets	$607,019,578	$590,825,310

Segment debt
Colombia	$38,430,114	$47,654,090
Peru	56,414,221	61,260,237
Costa Rica	171,041,464	160,939,908
Total	$265,885,799	$269,854,235

Reconciling items:
Accounts payable and accrued expenses	$8,356,915	$13,127,502
Income tax payable	2,764,352	2,024,865
Retainage payable	1,500,729	1,737,805
Security deposits - current portion	167,005	370,961
Lease liability - current portion	458,081	238,849
Other current liabilities	640,933	349,729
Deferred tax liability	40,141,510	37,451,338
Security deposits	2,440,371	1,790,554
Lease liability	12,972,016	2,936,555
Other non-current liabilities	890,449	—
Total liabilities	$336,218,160	$329,882,393

Geographic Area Information

	2024	2023
Long-lived assets
Colombia	$133,013,547	$131,147,272
Peru	161,573,800	127,416,698
Costa Rica	260,354,878	256,000,132
Total	$554,942,225	$514,564,102
9. CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS
Cash equivalents are considered by the Company to be highly liquid investments, such as short-term deposits with banks, whose maturities do not exceed three months at the time of deposit and that are not restricted. Such deposits bear interest at a negligible interest rate and the book value of these assets approximates their fair value. Available cash is held in bank accounts and overnight deposits.
The Company’s cash balances are predominantly denominated in USD and, in part, in COP, PEN and CRC.
Cash and cash equivalents were as follows as of December 31, 2024, and 2023:

(in USD)	2024	2023
Bank accounts:
In COP	$1,619,998	$1,445,179
In CRC	10,464	6,599
In PEN	611,247	479,057
In USD	26,585,638	33,311,528
Total	$28,827,347	$35,242,363
As of December 31, 2024 and 2023, cash disclosed in the consolidated statements of financial position and in the consolidated statements of cash flows included $5,163,059 and $2,993,045, respectively, that were held in partnership entities in which the ownership is shared with other private investors. These cash deposits were designated for the sole purpose of investing in development and operations of the properties held by the partnership entities and were therefore not available for general use by other entities within the Company.
In addition, the Company had long-term restricted cash equivalents related to additional guarantees for the Company’s debt and corporate credit cards. As disclosed in Note 16, certain debt agreements require the Company to maintain cash in a restricted bank account in order to comply with conditions over minimum debt service coverage. The funds can only be used for debt service repayments for the associated debt agreement. Certificates of Deposit have maturities ranging from 3 to 12 months and renew until the outstanding balance for the associated debt agreement is liquidated.
As of December 31, 2024, and 2023, the Company’s total restricted cash equivalents amounted to $5,835,117 (of which none was classified as short-term) and $2,681,110 (of which $2,000,000 was classified as short-term), respectively. Of the total restricted cash equivalents as of December 31, 2024, $5,774,492 was related to additional guarantees for debt, and $60,625 was related to guarantees for corporate credit cards. The classification of restricted cash equivalents as short-term or long-term aligns with the corresponding loan agreements’ classification on the consolidated statements of financial position, reflecting the terms of restriction.

10. LEASE AND OTHER RECEIVABLES, NET
As of December 31, 2024, and 2023, lease and other receivables, net were as follows:

		2024	2023

(a)	Lease receivables, net	$1,990,246	$2,703,760
(b)	Tenant notes receivable - short term, net	509,543	804,749
	Others	141,983	49,479
	Sub-total	2,641,772	3,557,988
	Tenant notes receivable - long term, net	1,748,616	6,002,315
	Lease and other receivables, net	$4,390,388	$9,560,303
(a)Lease Receivables - The average credit period on rents is 30 days. No interest is charged on outstanding lease receivables.
The Company always measures the expected credit loss for lease receivables, net of cash security deposits, at an amount equal to lifetime ECL. The expected credit losses on lease receivables are estimated using a provision matrix by reference to past default experience of the debtor, default trend report from third-party reputable credit rating agency (i.e., Moody’s), and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.
To measure the expected credit losses, lease receivables have been grouped based on shared credit risk characteristics and the days past due. The Company adopts a two-part reserve method: 1) with a specific reserve at 100% against all lease receivables from tenant who has shown indicators of severe financial difficulty, such as consecutive months of rent non-payment, or if the tenant is undergoing liquidation or bankruptcy proceedings. 2) with a general reserve recognizing expected credit loss allowance of 100% against all lease receivables over 90 days outstanding and percentage reflecting Moody’s average one-year default rate for all companies against lease receivables that are less than 90 days outstanding, net of cash security deposits. The lifetime ECL is calculated as gross carrying amount net of security deposit and multiply by loss rate described above. None of the lease receivables that have been written off are subject to enforcement activities.
The gross carrying amount and loss allowance provision for lease receivables were as follows as of December 31, 2024 and 2023:

	2024	2023
Gross carrying amount	$2,823,216	$3,535,565
Loss allowance provision	(832,970)	(831,805)
Lease receivables, net	$1,990,246	$2,703,760
(b)Tenant Notes Receivable - The Company finances some of its specific tenant improvements that customers request. As of December 31, 2024, loans outstanding to tenants bear weighted average annual interest rate of 11.7% and had a weighted average remaining loan term of 5.1 years. As of December 31, 2023, loans outstanding to tenants bear a weighted average annual interest rate of 10.7% and have a weighted average remaining loan term of 7.2 years. One tenant accelerated their tenant notes receivable payments during the year ended December 31, 2024.
The Company always measures the expected credit loss allowance for tenant notes receivable at an amount equal to 12-month ECL. The expected 12-month ECL on tenant notes receivable are estimated using the probability of default approach, which is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward looking information. As for the exposure at default, for financial assets, this is represented by the gross carrying amount at the reporting date. None of the tenant notes have exhibited a significant increase in credit risk.

The gross carrying amount and loss allowance provision for tenant notes receivable as of December 31, 2024 and 2023 were as follows:

	2024	2023
Gross carrying amount - short term	$518,091	$818,250
Loss allowance provision - short term	(8,548)	(13,501)
Tenant notes receivable - short term, net	$509,543	$804,749
Gross carrying amount - long term	1,777,952	6,103,015
Loss allowance provision - long term	(29,336)	(100,700)
Tenant notes receivable - long term, net	$1,748,616	$6,002,315
The expected credit loss allowance provision for lease receivables and tenant notes receivable as of December 31, 2024, 2023 and 2022 reconciled to the opening loss allowance for that provision were as follows:

	2024
	Lease Receivables	Tenant Notes Receivable	Total

Beginning balance	$831,805	$114,201	$946,006
Adjustments in expected credit loss allowance recognized in profit or loss during the year	1,165	(76,317)	(75,152)
Receivables written-off during the year as uncollectible	—	—	—
Ending balance	$832,970	$37,884	$870,854

	2023
	Lease Receivables	Tenant Notes Receivable	Total

Beginning balance	$2,646,337	$126,640	$2,772,977
Adjustments in expected credit loss allowance recognized in profit or loss during the year	(81,017)	(6,706)	(87,723)
Receivables written-off during the year as uncollectible	(1,733,515)	(5,733)	(1,739,248)
Ending balance	$831,805	$114,201	$946,006

	2022
	Lease Receivables	Tenant Notes Receivable	Total

Beginning balance	$1,294,649	$62,089	$1,356,738
Adjustments in expected credit loss allowance recognized in profit or loss during the year	1,406,439	64,551	1,470,990
Receivables written-off during the year as uncollectible	(54,751)	—	(54,751)
Ending balance	$2,646,337	$126,640	$2,772,977

11. OTHER CURRENT ASSETS AND LIABILITIES
The details of other current assets as of December 31, 2024 and December 31, 2023 were as follows:

	2024	2023

Value added tax receivable	$1,722,404	$2,207,983
Prepaid insurance	533,915	181,528
Other	512,790	402,082
Total	$2,769,109	$2,791,593
The details of other current liabilities as of December 31, 2024 and December 31, 2023 were as follows:

	2024	2023

Distributions payable to non-controlling interests	$380,950	$—
Deferred revenue	259,983	299,729
Other	—	50,000
Total	$640,933	$349,729

12. PROPERTY AND EQUIPMENT, NET
Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. As of December 31, 2024, and 2023, the Company’s property and equipment, net, were as follows:

	Vehicles	Furniture and Office Equipment	Computer Equipment	Leasehold Improvements	Total

Gross assets:
Balance as of January 1, 2023	$20,125	$360,967	$225,888	$255,925	$862,905
Additions	18,235	27,704	6,478	75,656	128,073
Retirements	(1,000)	(36,296)	(2,247)	(232,346)	(271,889)
Foreign currency translation effect	—	12,383	5,912	1,864	20,159
Balance as of December 31, 2023	$37,360	$364,758	$236,031	$101,099	$739,248
Additions	1,515	19,434	41,674	8,443	71,066
Retirements	—	(240)	(524)	—	(764)
Foreign currency translation effect	—	(8,123)	(3,201)	(1,556)	(12,880)
Balance as of December 31, 2024	$38,875	$375,829	$273,980	$107,986	$796,670
Accumulated depreciation:
Balance as of January 1, 2023	$8,828	$172,699	$116,275	$137,384	$435,186
Additions	3,689	45,678	34,866	17,518	101,751
Retirements	(100)	(20,856)	—	(142,676)	(163,632)
Foreign currency translation effect	—	7,732	3,152	622	11,506
Balance as of December 31, 2023	$12,417	$205,253	$154,293	$12,848	$384,811
Additions	4,302	44,878	39,179	19,467	107,826
Retirements	—	(240)	(524)	—	(764)
Foreign currency translation effect	—	(10,198)	(5,846)	7,639	(8,405)
Balance as of December 31, 2024	$16,719	$239,693	$187,102	$39,954	$483,468
Net book value as of December 31, 2023	$24,943	$159,505	$81,738	$88,251	$354,437
Net book value as of December 31, 2024	$22,156	$136,136	$86,878	$68,032	$313,202
The Company recorded losses of $0, $83,389 and $30,269 in other expenses in the consolidated statements of profit or loss and other comprehensive income (loss), related to the disposal of property and equipment for the years ended December 31, 2024, 2023 and 2022, respectively.
Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $107,826, $107,229 and $124,287, respectively, recognized in general and administrative expense on the consolidated statements of profit or loss and comprehensive income (loss).
13. INVESTMENT PROPERTIES
The Company’s investment properties are located in Colombia, Peru and Costa Rica, and they are primarily measured using Level 3 inputs from the IFRS fair value hierarchy. The values, determined by the independent appraisers, are recognized as the fair value of the Company’s investment property at the end of each reporting period. Gains or losses arising from changes in fair values are included in the consolidated statement of profit or loss and other comprehensive income (loss) in the period in which they arise. For the years ended December 31, 2024, 2023 and 2022, the Company recorded a gain of $32,347,462, $20,151,026 and $3,525,692, respectively.
As of December 31, 2024, and 2023, all the owned investment properties are guaranteeing the Company’s debt.

As of December 31, 2024, and 2023, the fair market value (“FMV”) of investment properties were as follows:

	FMV as of December 31, 2024	FMV as of December 31, 2023

Land bank:
Land bank under right-of-use
Peru	$16,691,019	$619,976
Sub-total	16,691,019	619,976
Owned land bank
Colombia	23,851,330	24,100,446
Sub-total	23,851,330	24,100,446
Total Land Bank	$40,542,349	$24,720,422
Properties under development:
Properties under right-of-use
Peru	$21,798,170	$12,260,000
Sub-total	21,798,170	12,260,000
Owned properties
Peru	—	22,230,781
Costa Rica	—	10,891,000
Sub-total	—	33,121,781
Total properties under development	$21,798,170	$45,381,781
Operating Properties
Owned properties
Colombia	$109,065,873	$106,957,000
Peru	123,017,512	92,239,857
Costa Rica	260,094,960	244,873,221
Total operating properties	$492,178,345	$444,070,078
Total operating properties and properties under development	$513,976,515	$489,451,859
Total	$554,518,864	$514,172,281
There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2024 and 2023.
The independent appraiser holds a recognized and relevant professional qualification and has recent experience of the location and category of the investment properties being valued. The valuation models are in accordance with the guidance recommended by the International Valuation Standards Committee. These valuation models are consistent with the principles in IFRS 13, Fair Value Measurement ("IFRS 13").
In evaluating the fair value of investment property held as a right-of-use asset under a lease agreement, the Company adds back the recognized lease liability as part of the fair value of the investment property, to prevent double counting of the lease liabilities that are separately recognized in accordance with IAS 40:50(d). As of December 31, 2024, the Company added back lease liabilities of $13,309,189 into the carrying value of the investment properties held as right-of-use assets in Peru. Refer to Note 15 for details.
Disclosed below is the valuation technique used to measure the fair value of investment properties, along with the significant unobservable inputs used.

Valuation Techniques - This fair value measurement is considered Level 3 of the fair value hierarchy, except where otherwise noted below.
–Operating Properties - The valuation model considers a combination of the present value of net cash flows to be generated by the property, the direct capitalization of the net operating income, and the replacement cost to construct a similar property.
i.The present value of net cash flows generated by the property takes into account the expected rental growth rate, vacancy periods, occupancy rate, lease incentive costs such as rent-free periods and other costs not paid by tenants. The expected net cash flows are discounted using risk adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit quality and lease terms.
ii.The direct capitalization method: this method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments or stabilized investments. involves capitalizing the property net operating income at a market capitalization rate. The net operating income is determined by using the property Effective Gross Income (EGI) net of operating expenses. The EGI is determined by the property’s Potential Gross Income (PGI) through analysis of the property actual historic income and an analysis of competitive current market income rates and deducting the PGI with an estimate for vacancy and collection.
iii.The cost approach: the cost approach involves the estimation of the replacement cost of the building and site improvements that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property - assuming no undue delay in the process.
–Properties Under Development - The valuation model considers the present value of net cash flows, direct capitalization, and the cost approaches adjusted by the net present value of the cost to complete and vacancy in the properties under construction.
–Land Bank - The valuation model used for the land portfolio is a combination of income approach, sales comparison approach (or market approach), cost approach, residual land value approach and the discounted cash flow method. For undeveloped land, the market approach is used. For land that is under development, the market approach is used in conjunction with the cost approach and residual land value approach, and the discounted cash flow approach, to determine the fair value of the finished lots.
i.Income approach: this approach estimates the present value of future income streams through a capitalization or discounting process. To value a leased fee estate, the analysis focuses on lease contracts that outline the lease term, rent levels, and expense responsibilities (with modified gross leases being the most common). Other important factors include rent escalation clauses and expense stop provisions. The start and end dates of the contract define the income over a set period, along with provisions for renewal options and associated rent terms. Some leases specify future rents in advance, while others adjust based on an index or a market rent estimate by a qualified appraiser.
ii.The sales comparison approach: this approach compares sales or listing of similar properties with the subject property using the price per square foot (Level 2 input). This approach is given supporting weight in this analysis because of the well-supported range of value within this approach and the likelihood that the subject could be purchased by an owner-user.
iii.The cost approach: this approach is based on the principle of substitution that a prudent and rational person would pay no more than the cost to construct a similar property. This approach generally considers estimated replacement cost of the land and the site improvements (e.g., infrastructure) and estimated depreciation accrued to the improvements (Level 2 input).
iv.The residual land value approach: this approach involves residual amount after deducting all known or anticipated costs required to complete the development from the anticipated value of the project when completed after consideration of the risks associated with the completion of the project (Level 2 input).

Significant Inputs as of December 31, 2024 and 2023 —

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value	Relationship of unobservable inputs to fair value
Operating Properties	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 7.9% 2023: 7.9%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 10.6% 2023: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2024: 98.2% 2023: 98.2%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2024: 98.2% 2023: 98.2%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2024: 7.8% 2023: 7.9%	The higher the stabilized capitalization rate, the lower the fair value
Properties Under Development	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2024: 10.5% 2023: 8.1%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 10.7% 2023: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2024: 96.0% 2023: 97.7%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2024: 96.0% 2023: 97.7%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2024: N/A 2023: 8.0%	The higher the stabilized capitalization rate, the lower the fair value
Land Bank	Level 3	Income approach	Risk adjusted residual capitalization rate	2024: 10.0% 2023: 7.8%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2024: 14.9% 2023: 11.8%	The higher the risk adjusted discount rate, the lower the fair value.
Fair value sensitivity:
The following table presents a sensitivity analysis to the impact of 10 basis points (“bps”) increase or decrease of the discount rates and exit cap rate and the aggregated impact of these two on fair values of the investment properties - land and buildings representing leased land and buildings valued using the discounted cash flows and direct capitalization method as of December 31, 2024 and 2023:

	2024
	Impact of+10 bps on exit cap rate	Impact of+10 bps on discount rate	Impact of+10 bps on exit cap rate and discount rate
Building and land (decrease)	$(3,058,824)	$(3,403,144)	$(6,375,750)
	Impact of-10 bps on exit cap rate	Impact of-10 bps on discount rate	Impact of-10 bps on exit cap rate and discount rate
Building and land increase	$3,058,824	$3,403,144	$6,375,750

	2023
	Impact of+10 bps on exit cap rate	Impact of+10 bps on discount rate	Impact of+10 bps on exit cap rate and discount rate
Building and land (decrease)	$(2,987,585)	$(3,356,702)	$(6,264,419)
	Impact of-10 bps on exit cap rate	Impact of-10 bps on discount rate	Impact of-10 bps on exit cap rate and discount rate
Building and land increase	$2,987,585	$3,356,702	$6,264,419
The reconciliations of investment properties for the years ended December 31, 2024, 2023 and 2022, were as follows:

	2024	2023	2022

Beginning balance	$514,172,281	$449,036,633	$428,275,741
Additions	27,009,666	33,704,768	47,774,104
Disposal of investment property	—	(17,634,208)	(9,273,000)
Gain on valuation of investment properties	32,347,462	20,151,026	3,525,692
Foreign currency translation effect	(19,010,545)	28,914,062	(21,265,904)
Ending balance	$554,518,864	$514,172,281	$449,036,633
Investment Properties Acquisitions —
There were no acquisition activities during the years ended December 31, 2024, 2023 and 2022.
Investment Properties Dispositions —
On November 24, 2023, the Company closed the sale of its investment property, Latam Parque Logistico Calle 80 Building 500A (with a carrying value of USD 17,634,208 as of closing), to a third party for consideration of COP 79,850,000,000 (equivalent of USD 19,512,112 as of closing). Of the total consideration, COP 33,829,392,065 (equivalent of USD 8,266,536 as of closing) was transferred directly to Itaú Unibanco Holding S.A. ("Itaú") to settle the liabilities directly associated with the investment property. The remaining consideration is expected to be received within fifteen months after closing, through six installment payments. The Company received the first installment payment of COP 11,505,151,984 (equivalent of USD 2,778,063 as of the payment date) in October 2023. The Company received the second, third, fourth, and fifth installment payments for a total of COP 16,107,212,777 (equivalent of USD 4,548,417 as of the payment dates) in February, May, and August, and November 2024, respectively, and expects to receive the remaining in 2025. The total future installments were discounted by an implicit rate estimated based on certain Level 2 inputs discussed in Note 2 resulting in the receivable from the sale of investment properties of $3,589,137 and $8,219,898 as of December 31, 2024 and 2023, respectively. The discount on total installments would be subsequently accreted back over the time over the remaining payment term. During the year ended December 31, 2023, the Company recognized a gain on sale of investment property of $1,165,170 included in gain (loss) on sale of investment properties in the statements of profit or loss and other comprehensive income (loss). Additionally, the Company recognized interest income of $701,159 and $98,989 included in other income in the statements of profit or loss and other comprehensive income (loss) for the years ended December 31, 2024 and 2023, respectively.
In accordance with the purchase and sale agreement, the deferred cash payments will be paid to the Company in the upcoming installment based on the following schedule:

Consideration
Installment payment due in February 2025	$3,653,133
Discount on future payments	(63,996)
Total remaining consideration, net of discount	$3,589,137
Receivables from the sale of investment properties - short term	$3,589,137

During the year ended December 31, 2022, The Company sold two of its investments Properties with a carrying amount totaling $9,273,000 and received net proceeds of $8,874,753 related to the companies Latam Logistic Propco Bodegas San Joaquin S de R.L. and Latam Logistic Propco Lagunilla I S de R.L. The Company recognized a loss on sale of investment property of $398,247.
There were no disposition activities during the year ended December 31, 2024.
Disposition of Asset Held for Sale (Previously Classified as Investment Properties) —
During the year ended December 31, 2021, the Company engaged in an active sale negotiation for the sale of certain land lot with a third-party buyer. The land lot held for sale was part of a land lot that is owned by LatAm Parque Logistico San José - Verbena partnership, within the Costa Rica segment.
On May 21, 2021, the Company signed on behalf of LatAm Parque Logistico San José - Verbena partnership, the purchase and sale agreement for the sale of the fully serviced land parcel for $4,000,000. In accordance with the purchase and sale agreement, the consideration will be paid in three installments based on the following schedule:

	Amount
1st Installment Payment	$1,200,000	Upon the signing of the Purchase and Sale Agreement.
2nd Installment Payment	1,200,000	Upon conclusion of land infrastructure work.
3rd Installment Payment	1,600,000	Upon title transfer of the property to the buyer.
	$4,000,000
On May 24, 2021, the Company, through LatAm Parque Logistico San José - Verbena partnership, received the first installment payment of $1,200,000 from the buyer. The Company received the second installment of $1,200,000 on January 27, 2022 upon the conclusion of the land infrastructure work. Although the Company initially anticipated the sale to be completed within one year from the agreement execution date, unforeseen administrative delays related to title transfer arose, thereby extending the expected sale duration beyond one year. These delays were triggered by events or circumstances beyond the Company’s control. The sale subsequently closed on April 23, 2023 upon the transfer of the property title and the receipt of the third installment payment of $1,600,000.
The Company recognized a gain on sale of asset held for sale of $1,022,853 during the year ended December 31, 2023.
14. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses as of December 31, 2024 and 2023 were as follows:

	2024	2023

Trade payables (1)	$1,664,633	$6,276,451
Accrued interest	743,571	752,874
Accrued development cost	1,078,918	1,308,567
Accrued employee benefits and related obligations	1,245,647	976,268
Accrued professional service fees	2,488,320	3,007,558
Other accrued expenses	1,135,826	805,784
Total	$8,356,915	$13,127,502
(1)Trade payables are non-interest bearing and are normally settled on 30-day terms.

15. LEASES
The Company as a lessor
The Company generates rental income from acting as a lessor of operating properties through lease arrangements with tenants. Refer to Note 2 for further information.
The Company as a lessee
Investment Property ROU Asset and Lease Liability – In December 2022, the Company, through Parque Logístico Callao (“Parque Logístico Callao”), a partnership entity controlled by the Company, entered into a land lease agreement with Lima Airport Partners S.R.L. (“LAP”). Under this agreement, Parque Logístico Callao is committed to leasing a plot of land for a period of 30 years, with the intention of developing warehouses on the leased land (“Land Lease”). This land has been subdivided to five parcels for the construction of five distinct buildings.
In connection with this commitment, LAP granted the Company the right to use a land parcel in December 2022, where the Company constructed a warehouse that became stabilized in February 2025, along with the common areas. Additionally, on October 31, 2024, LAP granted the Company the right to use the remaining four of the five land parcels to begin preparatory activities for the construction of warehouses. The Company notes that performing the preparatory activities for the land parcels at the same time is financially favorable rather than performing them one at a time. After the preparatory activities are complete, the Company will pause construction efforts on some of the parcels until mutual agreement is achieved between the Company and LAP to resume construction of the warehouses.
Since the ROU asset is held by Parque Logístico Callao to construct and develop for future use as investment property and lease out the constructed assets under one or more operating leases, the ROU asset meets the definition of an investment property under IAS 40 and therefore, it was recognized as part of investment properties.
Under IAS 40, the Company applies the fair value model to the investment property ROU assets, which need to be remeasured at fair value at each period end. As a result, there is no depreciation expense associated with the Land Lease. Refer to Note 13 for the fair value of investment properties held as ROU assets.
The associated land lease liability was recorded at the present value of the remaining lease payment using a weighted average discount rate of 8.6%. The Company recorded interest expense on lease liabilities of $257,144, $237,916 and $0 for the years ended December 31, 2024, 2023 and 2022, respectively, as part of the Investment property operating expense in the consolidated statement of profit or loss and other comprehensive income (loss). Additionally, the Company capitalized interest expense on lease liability of $137,138, $0, and $0 for the years ended December 31, 2024, 2023 and 2022, respectively, as part of the investment property in the consolidated statement of financial position. The Company had short-term and long-term lease liability, respectively, in relation to the land leases of $383,995 and $12,925,194 as of December 31, 2024, and $172,963 and $2,800,943 as of December 31, 2023. Short-term land lease liability and long-term land lease liability are included in lease liability – current portion, and lease liability, respectively. The Company had cash outflows of $73,860, $0, and $0 for the land leases for the years ended December 31, 2024, 2023 and 2022, respectively. Additionally, the Company had non-cash additions to land lease ROU assets amounting to $10,014,861, $2,507,992 and $227,999 in the years ended December 31, 2024, 2023 and 2022, respectively.
Offices Right-of-Use (ROU) Asset and Lease Liability - The Company leases its office spaces from third parties. The remaining weighted average lease term was 1.7 and 2.2 years as of December 31, 2024 and 2023, respectively.
The Company does not include renewal options in the lease term for calculating the lease liability unless the Company is reasonably certain that will exercise the option, or the lessor has the sole ability to exercise the option.
As of December 31, 2024, and 2023, the Company carried short-term office lease liability amounting to $74,086 and $65,886, respectively, and long-term lease liability amounting to $46,822 and $135,612, respectively. Short-term office lease liability and long-term office lease liability are included in lease liability – current portion, and lease liability, respectively.
The weighted average discount rate was 7.1%, as of December 31, 2024, 2023 and 2022. The Company recorded interest expense on lease liabilities of $10,839, $11,667 and $13,400 for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company had total cash outflows for leases of $71,652, $50,112 and $163,072 for the years ended December 31, 2024, 2023 and 2022, respectively. The Company also had non-cash additions to right of use assets amounting to $0, $115,100 and $148,326 in the years ended December 31, 2024, 2023 and 2022, respectively.
The Company did not have short-term lease expenses or leases of low value assets during the years ended December 31, 2024, 2023 and 2022.
Office ROU assets are amortized using the straight-line method over the term of the operating lease. Original lease terms and remaining lease terms of the corporate offices operating leases were as follows:

Office Location	Original Lease Term	Remaining Term as of December 31, 2024
	(in years)	(in years)
Costa Rica	2.9	1.2
Colombia	4.8	2.1
Weighted average	3.9	1.7
As of December 31, 2024 and 2023, the Company’s office right-of-use assets, included in other non-current assets, were as follows:

Total

Gross assets:
Balance as of January 1, 2023	$457,725
Additions	115,100
Retirements	(339,721)
Foreign currency translation effect	30,509
Balance as of December 31, 2023	$263,613
Additions	—
Retirements	—
Foreign currency translation effect	(19,775)
Balance as of December 31, 2024	$243,838
Accumulated depreciation:
Balance as of January 1, 2022	$327,323
Additions to accumulated depreciation	60,666
Retirements	(311,951)
Foreign currency translation effect	8,115
Balance as of December 31, 2023	$84,153
Additions to accumulated depreciation	66,892
Retirements	—
Foreign currency translation effect	(9,716)
Balance as of December 31, 2024	$141,329
Net book value as of December 31, 2023	$179,460
Net book value as of December 31, 2024	$102,509
During the years ended December 31, 2024, 2023 and 2022, the Company recorded ROU depreciation expense related to office space of $66,893, $60,666 and $104,198, respectively, in the consolidated statements of profit or loss and other comprehensive income (loss) under general and administrative expenses.

Lease commitment for land and office leases - The following table summarizes the fixed, future minimum rental payments, excluding variable costs, for which the leases had commenced by December 31, 2024 with amounts discounted at lease commencement by our incremental borrowing rates to calculate the lease liabilities of the Company’s leases:

As of December 31, 2024
2025	$489,941
2026	812,762
2027	1,059,481
2028	1,329,874
2029	1,343,173
Thereafter	31,772,840
Total undiscounted rental payments	$36,808,071
Less: imputed interest	(23,377,974)
Total lease liability	$13,430,097

16. DEBT
As of December 31, 2024 and 2023, the debt of the Company was as follows (all loans are USD denominated, except loans in Colombia which are COP denominated):

Financial Institution	Type	Expiration	Annual Interest Rate	Restricted Cash at December 31, 2024	Restricted Cash at December 31, 2023	Remaining Borrowing Capacity at December 31, 2024	Amount Outstanding at December 31, 2024	Amount Outstanding at December 31, 2023
Costa Rica (USD denominated)
Banco BAC San José, S.A. ("BAC Credomatic")	Mortgage Loan	Refinanced	3Mo SOFR +378 bps, no min. rate (starting from Oct 2022)	—	—	—	—	$46,908,999
Banco BAC San José, S.A.	Mortgage Loan	April 2039	3Mo SOFR +200 bps, no min. rate	1,450,000	—	—	59,219,937	—
Banco Davivienda Costa Rica ("Banco Davivienda")	Mortgage Loan	November 2038	Fixed 1st yr: 7.0% Fixed 2nd yr: 7.3% Variable: 3rd yr fwd: 2.4% +3Mo SOFR	72,361	—	—	7,663,083	7,974,306
Banco Nacional de Costa Rica ("Banco Nacional")	Mortgage Loan	April 2048	Fixed 1st yr: 5.9% Fixed 2nd yr: 6.2% Variable: 3rd yr fwd: 1.4%+3Mo SOFR	—	—	—	64,518,109	65,727,171
Banco Nacional	Mortgage Loan	April 2048	Fixed 1st yr: 5.9% Fixed 2nd yr:6.2% Variable: 3rd yr fwd: 1.4%+3Mo SOFR	480,000	480,000	—	17,948,614	18,285,023
Banco Nacional	Mortgage Loan	April 2048	Fixed 1st yr: 5.9% Fixed 2nd yr: 6.2% Variable: 3rd yr fwd: 1.4%+3Mo SOFR	—	—	—	14,885,225	15,164,206
Banco Nacional	Mortgage Loan	April 2048	Fixed 1st yr: 6.4% Fixed 2nd yr: 7.3% Variable: 3rd yr fwd: 2.8% +3Mo SOFR	140,485	140,485	—	6,806,493	6,918,421
Total Costa Rica Loans				$2,142,846	$620,485	—	$171,041,461	$160,978,126
Peru (USD denominated)
Banco BBVA Peru ("BBVA Peru") Tranche 1	Mortgage Loan	December 2033	Fixed, 8.5%	1,611,590	—	—	46,478,607	48,670,000
BBVA Peru Tranche 2	Mortgage Loan	December 2033	Fixed, 8.4%	366,468	—	—	10,569,037	11,330,000
BBVA Peru	Mortgage Loan	July 2024	Fixed, 8.4%	—	2,000,000	—	—	2,000,000
Total Peru Loans				$1,978,058	$2,000,000	—	$57,047,644	$62,000,000
Colombia (COP denominated)
Bancolombia, S.A. ("Bancolombia")	Mortgage Loan	January 2036	IBR +327 bps no min. rate	912,754	—	—	19,394,855	23,087,020
Bancolombia	Mortgage Loan	April 2036	IBR +365 bps no min. rate	740,834	—	—	15,741,763	18,738,132
Banco BTG Pactual Colombia S.A. ("BTG")	Secured Bridge Loan	November 2025	IBR +695 bps no min. rate	—	—	—	3,990,969	6,540,992
Total Colombia Loans				$1,653,588	—	—	$39,127,587	$48,366,144
Total				$5,774,492	$2,620,485	—	$267,216,692	$271,344,270
Accrued financing costs and debt issuance costs, net							(1,330,893)	(1,490,035)
Total Debt							$265,885,799	$269,854,235
Less: Current portion of long-term debt							(12,636,821)	(16,703,098)
Total Long-term debt							$253,248,978	$253,151,137

Debt Agreements
BAC Credomatic
In March 2021, the Company entered into two U.S. dollar denominated mortgage loan facilities with BAC Credomatic for an aggregate amount of $10.0 million for the financing of the acquisition of two operating properties in San José, Costa Rica. The loans have a fifteen-year term and bear an annual interest rate of three-month LIBOR plus 423 basis points with a minimum interest rate of 5.0%. This loan was refinanced with Banco Nacional on April 28, 2023.
On July 7, 2021, the Company entered into a U.S. dollar denominated mortgage loan facility of up to $45.5 million with BAC Credomatic on behalf of LatAm Parque Logístico San José - Verbena partnership. Proceeds will be used to finance the construction of LatAm Parque Logístico San José - Verbena, a five-building class-A master-planned logistic park totaling 829,898 square feet of Net Rentable Area ("NRA"), in the Alajuelita submarket in San José, Costa Rica. The loan can be drawn in multiple disbursements up to approximately 60% of the total investment of the project. The mortgage loan has a term of 10 years with a 15-year amortization profile. The stated interest rate is the three-month LIBOR plus 423 basis points. In October 2022, the stated interest rate on the debt facility changed to the three-month SOFR plus 378 basis points. The debt facility has an amortization grace period of 30 months and does not accrue any commitment fees.
On February 16, 2022, the Company repaid one of the loans with BAC Credomatic due to the sale of the underlying property. The loan outstanding balance at the time of the sale was $2,868,155 and extinguishment loss of $586 was recognized as financing costs during the first quarter of 2022 as part of the extinguishment of the debt facility and is included in financing costs in the consolidated statements of profit or loss. On March 1, 2023, the Company negotiated a reduced interest rate with BAC Credomatic reducing the interest rate from 3-month SOFR plus 378 basis points to 8.12% for six months. All the other terms and conditions of the loan with BAC Credomatic remained the same. A gain of $121,038 was recognized as financing costs during the first quarter of 2023 as part of the modification of this debt facility. On October 5, 2023, the Company negotiated to keep the reduced interest rate of 8.12% for six more months. All the other terms and conditions of the loan with BAC Credomatic remained the same. A loss of $47,466 was recognized as financing costs in the third quarter of 2023 as part of the modification of this debt facility.
As of December 31, 2022, the Company borrowed $1.0 million of a U.S. dollar denominated mortgage loan facility of up to $1.0 million with BAC Credomatic for the financing of the renovations in Latam Bodegas San Joaquin. The loan would have matured on June 24, 2032. The loan bears an annual interest rate set at the U.S. Prime Rate plus 110 basis points with no minimum interest rate. This loan was refinanced with Banco Nacional on April 28, 2023.
On April 30, 2024, the Company refinanced its secured loans of $46.6 million with BAC Credomatic with a new secured facility of $60.0 million. The new secured loan has a term of 15 years, scheduled to mature in May 2039. The interest rate for the new loan is structured to be 2% above SOFR, which, as of the issuance date of the loan, equates to an effective annual rate of 7.33%. This rate is subject to quarterly review and subsequent adjustment based on the prevailing SOFR and cannot fall below 5.50% per annum. An extinguishment loss of $38,219 was recognized as financing costs in the second quarter of 2024.
Banco Nacional
On April 28, 2023, the Company refinanced outstanding loans with Banco Davivienda, Banco Promerica de Costa Rica, S.A. ("Banco Promerica") and BAC Credomatic (except for one loan), with Banco Nacional. An extinguishment loss of $6,555,113 was recognized as financing costs during the second quarter of 2023 as part of the extinguishment of these debt facilities. The Company entered into four U.S. dollar denominated mortgage loans with Banco Nacional for an aggregate amount of $107,353,410. The loans have a twenty-five-year term. The loans bear a fixed annual interest rate for the first two years and a variable rate of 3-month SOFR, plus either 1.4% or 2.8% adjustable monthly from the third year onwards. On November 1, 2023, the Company refinanced an outstanding debt of $7,373,460 with Banco Nacional using a mortgage loan denominated in USD with Banco Davivienda for an aggregate amount of $8,000,000.
BTG
On May 21, 2021, the Company entered into a USD Denominated secured bridge loan of $15.0 million with BTG. The proceeds of the loan were used to fund the continued growth of the Company. As per the initial conditions, the credit facility was scheduled to mature on June 17, 2022, with a fixed annual interest rate of 5.85%. In June 2022, the Group extended the denominated secured bridge loan to March 17, 2023, including a substitution of the fixed interest rate to a variable interest rate consisting of SOFR annual average plus 600 basis points. The agreement restricts Latam Logistic

Properties S.R.L from changing its ownership. This excludes the event of an IPO if Jaguar Growth Partners LLC remains as the final beneficiary of the debtor. This loan was repaid in full by December 31, 2023.
On August 25, 2023 and August 30, 2023, the Company entered into two new line of credit agreement with BTG for COP 15,000,000,000 and COP 10,000,000,000, respectively (approximately $3,679,266 and $2,433,042, respectively, at the date the transactions were initiated). Interest is calculated and paid monthly at the rate of a one-month Colombian IBR plus 720 basis points. Principal repayment is due at maturity, on August 25, 2024 and August 30, 2024, respectively. This debt agreement is guaranteed by the trust established for Latam Logistic Col Propco Cota 1, where BTG is established as a guaranteed creditor, with three underlying properties defined as guarantees.
On May 27, 2024, the Company restructured its two loans with BTG into a single loan. The new loan maintains the same outstanding principal amount of COP 25,000,000,000 (approximately $6,446,506 as of the restructuring date) and bears an interest rate of three-month Colombian IBR plus 695 basis points. This loan is set to mature in November 2025. A modification gain of $208,799 was recognized as financing costs during the second quarter of 2024.
BBVA Peru
On October 19, 2023, the Company entered into a new line of credit agreement with BBVA Peru for $2,000,000. The line of credit agreement had a nominal rate of 14.45% fixed and an annual effective rate of 8.35%. The line of credit agreement matured after 9 months and followed a monthly repayment schedule. This debt agreement was a senior unsecured loan and was not guaranteed by any of the properties of the Company. As of September 30, 2024, the Company has fully drawn the line of credit and repaid the total loan amount.
On December 15, 2023, the Company entered into a mortgage loan with BBVA Peru for a total of $60,000,000. The mortgage loan consists of two components: Tranche A and Tranche B. The Tranche A totaling $48,670,000 was used to refinance the Company’s existing debt with IFC. The Tranche B totaling $11,330,000 is expected to finance the company’s other real estate projects. Tranches A and B will mature in 10 years (with a 35% balloon payment for Tranche A) and carry a fixed interest rate of 8.5% and 8.4%, respectively.
Banco Davivienda
On January 6, 2022, the Company negotiated a new interest rate on the Banco Davivienda loans 3-month LIBOR plus 475 basis points and eliminated the interest rate floor, with all the other terms and conditions of the loans with Banco Davivienda remaining the same. A modification gain of $4,077,399 was recognized as financing costs during the first quarter of 2022 as part of the modification of this debt facility.
On January 31, 2022, the company entered into a U.S. dollar denominated mortgage loan of $2.4 million with Banco Davivienda for the acquisition of a container parking lot. The loan had a fifteen-year term. The loan bore an annual interest rate of U.S. Prime Rate plus 175 basis points. As part of the sale of the related investment property, the purchaser of the investment property assumed the balance on the loan on October 31, 2022.
On November 1, 2023, the Company refinanced a debt outstanding with Banco Nacional. ($7,373,460) with a mortgage loan denominated in USD with Banco Davivienda for an aggregate amount of $8,000,000. The new mortgage loan matures in 15 years. The loan is subject to a fixed interest rate of 7.00% in the first year, 7.33% in the second year, and a rate of 6-month SOFR plus 2.4% adjustable monthly from the third year onwards.
Bancolombia
On January 22, 2021, the Company entered into a COP denominated financing agreement of COP44,500 million ($12.8 million as of the transaction date) with Bancolombia for the financing of the construction of Building 300 in Latam Logistic Park Calle 80 in Bogota, Colombia. As of December 31, 2021, the financing was fully drawn down. This financing agreement was further increased by COP$30,000 million ($7.0 million as of the transaction date). The financing bears an interest rate of IBR plus 365 basis points, commitment fees of 0.1% per month of the undrawn amount of the loan and has a 15-year term with a balloon payment of 40% at expiration (COP$29,901 million, or $6.9 million as of the transaction date). The Company began to make principal payments in November 2021. On January 19, 2022, the Company increased by COP$34,000 million ($8.4 million per the transaction date exchange rate, same applies to hereafter) its existing financing facilities denominated in COP with Bancolombia from COP$57,810 million ($14.3 million) to COP$91,810 million ($22.7 million). The financing has a fourteen-year term with a balloon payment of COP$42,866 million ($11.4 million) at expiration. The interest accrues at Colombian IBR plus 327 basis points.

On September 22, 2023, the Company negotiated a deferral of principal with Bancolombia, deferring all principal payments for seven months, beginning on October 1, 2023. All the other terms and conditions of the loan with Bancolombia remain the same. A modification gain of $70,058 was recognized as part of the modification of this debt facility and is included in financing costs in the consolidated statements of profit or loss in the year ended December 31, 2023. Refer to the financial debt covenant compliance section within Note 16 for commentary on the Bancolombia waiver.
International Finance Corporation ("IFC")
The IFC secured credit facility included full development of Latam Logistic Lima Sur through a two-tranche facility. Latam Logistic Lima Sur is a total of six buildings development divided in two phases. The loan had an aggregate borrowing capacity of $53,000,000 and was divided in two tranches corresponding to each development phase.
•Tranche 1 – The loan was for the financing of the development of Phase 1. The loan had a total borrowing capacity of $27,100,000 and was interest only until January 15, 2020 with a balloon payment of $6,865,611 at expiration on July 15, 2028. As of December 31, 2022, the Company had drawn down all of the tranche.
•Tranche 2 – The loan was for the financing of the development of Phase 2. The loan had a total borrowing capacity of $25,900,000 and was interest only until January 15, 2022 with a balloon payment of $6,475,000 at expiration on July 15, 2030. As of December 31, 2022 the Company had drawn down $15,607,323.
The loan bore a commitment fee for unborrowed amounts until December 15, 2022 as follows:
–June 16, 2019 – December 31, 2019 – 0.50% over unborrowed amount.
–January 1, 2020 – June 30, 2021 – 1.00% over unborrowed amount.
–July 1, 2021 – January 15, 2022 – 1.50% over unborrowed amount.
On March 14, 2022, the Company negotiated a new interest rate on the IFC Tranche 1, reducing the spread by 100 basis points, to 425 basis points, effective July 15, 2022. All the other terms and conditions of the loan with IFC remained the same. A gain of $351,503 was recognized as part of modification of this debt facility and is included in financing costs in the consolidated statements of profit or loss in the year ended December 31, 2022.
On October 26, 2023, the Company drew on its debt facilities with IFC for a total of $10,292,677 to finance the construction of the Lurin I project in Peru. The related interest expense directly attributable to the construction was capitalized.
On December 15, 2023, the Company refinanced the debt outstanding with IFC Tranche 1 and Tranche 2 for a total amount of $46,973,443 with a mortgage loan denominated in USD with Banco Bilbao Vizcaya (“BBVA”) for an aggregate amount of $60,000,000. A loss of $1,651,793 was recognized as part of the extinguishment of this debt facility and is included in financing costs in the consolidated statements of profit or loss in the year ended December 31, 2023.
Itaú Unibanco ("Itaú")
On January 6, 2021, the Company entered into a COP denominated secured construction loan facility with Itaú for a total borrowing capacity of COP$35,000 million ($10.1 million as of closing). Proceeds were used for the financing of the construction of Building 500 in Latam Logistic Park Calle 80 in Bogota, Colombia. The loan would have matured on July 6, 2033. The loan bore an annual interest rate of IBR (a short-term interest rate for the Colombian Peso determined by the board of directors of Colombia’s Central Bank) plus 447 basis points and had an annual commitment fee of 0.50% of the undrawn amount of the credit line. The loan was interest only until April 20, 2022 and was fully drawn in October 2021. The debt facility with Itaú was paid in full through a sale of the mortgaged property to a third-party buyer. The buyer provided an advance of the payment directly to Itaú on August 31, 2023 in order to settle the outstanding debt. An extinguishment loss of $118,073 was recognized as part of the extinguishment of this debt facility and is included in financing costs in the consolidated statements of profit or loss in the year ended December 31, 2023.

Banco Promerica
On August 16, 2021, the Company entered into a U.S. dollar denominated mortgage loan of $7.0 million with Banco Promerica for the purchase of a 118,403 square feet logistic facility located in the Coyol submarket in San José, Costa Rica. The loan had a fifteen-year term. The stated interest rate was the U.S. Prime Rate plus 475 basis points. This loan was refinanced with Banco Nacional on April 28, 2023.

LIBOR Rate – The Company transitioned all of it Costa Rican loans from LIBOR rate to SOFR effective December 31, 2022. In July 2023, the Company modified the rate for IFC loans from 6-month LIBOR to 6-month SOFR.
Long-Term Debt Maturities – Scheduled principal and interest payments due on the Company’s debt as of December 31, 2024, are as follows:

	Mortgage Loan	Secured Bridge Loan	Total
Maturity:
2025	$8,645,852	$3,990,969	$12,636,821
2026	9,410,670	—	9,410,670
2027	10,163,420	—	10,163,420
2028	10,900,304	—	10,900,304
2029	11,727,707	—	11,727,707
Thereafter	212,377,770	—	212,377,770
Accrued and deferred financing cost, net	(1,226,315)	(104,578)	(1,330,893)
Total	$261,999,408	$3,886,391	$265,885,799
Financing Cost – The following table summarizes the weighted average net effective interest rate by type of financing facility as of December 31, 2024 and 2023:

	2024		2023
	Weighted Average Interest Rate(1)	Amount Outstanding	Weighted Average Interest Rate(1)	Amount Outstanding

Mortgage Loan	8.0%	$263,225,723	8.5%	$264,803,278
Secured Bridge Loan	15.6%	3,990,969	20.2%	6,540,992
Total	8.1%	$267,216,692	9.3%	$271,344,270
(1)The interest rate presented represents effective interest rate (including debt issuance costs) at the end of the year for the debt outstanding.
The following table summarizes the components of financing costs, including the deferred financial cost amortization for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022

Gross interest expense	$22,872,591	$22,557,977	$15,568,346
Gross commitment fees	—	128,410	225,261
Amortization of debt issuance cost	227,686	203,237	1,089,893
Debt modification gain	(208,799)	(143,630)	(3,775,054)
Debt extinguishment loss	38,219	8,370,997	—
Other financing cost	42,454	593,623	112,542
Total financing cost before capitalization	22,972,151	31,710,614	13,220,988
Capitalized amounts into investment properties	(330,123)	(599,550)	(1,454,262)
Net financing cost	$22,642,028	$31,111,064	$11,766,726
Total cash paid for interest and commitment fees	$22,017,849	$24,862,976	$14,505,955

Debt Reconciliation – The reconciliations of long term debt as of December 31, 2024 and 2023 were as follows:

	2024	2023

Beginning balance	$269,854,235	$209,326,775
Secured bank debt borrowings	13,091,001	199,135,651
Bridge loan borrowings	—	6,540,992
Secured bank debt repayments	(9,230,241)	(152,416,321)
Bridge loan repayments	(1,679,058)	(66,040)
Debt issuance cost	—	(814,661)
Deferred financing cost amortization	227,686	184,423
Debt modification gain	(208,799)	(143,630)
Debt extinguishment loss	38,219	8,370,997
Foreign currency translation effect	(6,207,244)	(263,951)
Ending balance	$265,885,799	$269,854,235
Financial Debt Covenants – The loans described above are subject to certain affirmative covenants, including, among others, (i) reporting of financial information; and (ii) maintenance of corporate existence, the security interest in the properties subject to the loan and appropriate insurance for such properties; and (iii) maintenance of certain financial ratios. In addition, the loans are subject to certain negative covenants that restrict Logistic Properties of the Americas ability to, among other matters, incur additional indebtedness under or create additional liens on the properties subject to the loans, change its corporate structure, make certain restricted payments, enter into certain transactions with affiliates, amend certain material contracts.
The loans contain, among others, the following events of default: (i) non-payment; (ii) false representations; (iii) failure to comply with covenants; (iv) inability to generally pay debts as they become due; (v) any bankruptcy or insolvency event; (vi) disposition of the subject properties; or (vii) change of control of the subject properties.
The Company received waivers for the requirement to comply with Bancolombia financial covenants on June 26, 2024. The Bancolombia waiver was effective through the testing period of June 30, 2024 and December 31, 2024, and ratio compliance testing will next be applicable for these loans in June 2025. On December 19, 2024, the Company amended both loans with Bancolombia to include a reserved fund of $1.7 million as part of the numerator for the debt service coverage ratio calculation. This adjustment to the covenant calculation will take effect starting from the compliance testing in June 2025. The outstanding combined balance for Bancolombia loans as of December 31, 2024 was $38.0 million on the consolidated statement of financial position.
As of December 31, 2024 and 2023, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders.
17. EQUITY
As described in Note 4, on March 27, 2024, the Company consummated the Business Combination. As a result of the Business Combination, LPA issued 31,709,747 Ordinary Shares with a par value of $0.0001 per share. In addition, 90,000 Ordinary Shares were issued to a non-employee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 22 for a description of share-based payments. As of December 31, 2024, a total of 31,799,747 Ordinary Shares were issued. The Company is authorized to issue 450,000,000 Ordinary Shares and 50,000,000 Preference Shares, each with a par value of $0.0001. The specific designations, voting rights, and other preferences of these shares can be established as needed by the Company's board. There were no Preference Shares issued during the periods presented. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings of Logistic Properties of the Americas.
On November 22, 2024, the Company's board of directors approved a share repurchase program (the "Program") with authorization to purchase up to $10.0 million of Ordinary Shares for a duration of 12 months. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a share purchase agreement (the “Share Purchase Agreement”). Under the Share Purchase Agreement, the Broker is authorized to execute the Program on behalf of the

Company to purchase the Ordinary Shares from the open market. Prior to their retirement or reissuance, the Ordinary Shares repurchased are recorded as treasury shares in equity at cost including the fees paid to the Broker.
As of December 31, 2024, the Company held 126,834 of the Company's Ordinary Shares, and 873,166 shares remained available for future repurchases under the Program. Share repurchase activities are as follows for the year ended December 31, 2024:

2024

Shares repurchased (1)	126,834
Average purchase price per share	$9.80
Aggregate purchase price	$1,242,773
(1)None of the Ordinary Shares repurchased were retired or reissued for the year ended December 31, 2024.
Retained earnings consist of legal reserves and accumulated earnings. According to the legislation in effect in several countries in which the Company operates, the Company’s subsidiaries must appropriate a portion of each year’s net earnings to its respective legal reserve. The legal reserve amount varies by jurisdiction and ranges from 5% to 10% of the net earnings generated by operating entities, up to a cap of 10% to 50% of that entity’s capital stock.
18. NON—CONTROLLING INTERESTS
In September 2018, the Company entered into a real estate partnership for the development of Latam Parque Logistico Coyol II in Costa Rica. The partnership includes two entities that the Company consolidates, despite it not owning 100% of the equity (Latam Propco El Coyol Dos S de R.L. and Latam Logistic Pan Holdco El Coyol II S de R.L., collectively, “Latam Parque Logistico Coyol II”). The Company reports a non-controlling interest in relation to this partnership. The Company has complete responsibility, authority and discretion in key decision activities management of the partnership. The Company, through its position of Directing Partner, is responsible for the operations of Latam Parque Logistico Coyol II and has the existing rights and ability to direct the relevant activities of the entities, indicating the Company’s power over the non-controlling investee.
In December 2021, the Company entered into a real estate partnership for the development of Latam Parque Logistico San Jose in Costa Rica. The partnership includes three entities that the Company consolidates but while not owning 100% of the equity (Latam Logistic Pan Holdco Verbena I S de R.L., Latam Logistic Pan Holdco Verbena II S, S.R.L., and 3101784433, S.R.L., collectively, “Latam Parque Logistico San José — Verbena”). The Company reports a non-controlling interest in relation to this partnership. The Company has complete responsibility, authority and discretion in the day-to-day management of the partnership. Through its position as Managing Partner, the Company is responsible for the daily operations of Latam Parque Logistico San José — Verbena without prior approval of the other managers and equity holders, and has the existing rights and ability to direct the relevant activities of the entities, indicating the Company’s power over the non-controlling investees.
In March 2021, the Company entered into a real estate partnership with Capia Sociedad Administradora de Fondos de Inversion, S.A., through its investment fund Capia Radix Fondo de Inversion (Capia Radix) (together as “CAPIA”), an investment fund managed by CAPIA for the development of Parque Logístico Callao located in the submarket of Callao in Lima, Peru within the Jorge Chavez International Lima Airport land concession. Parque Logístico Callao will be developed in four phases of a building per phase. The partnership includes one entity that the Company consolidates but does not own 100% of its equity (Parque Logístico Callao, S.R.L., “Parque Logístico Callao”). According to the initial terms of the partnership agreement, the Company participation in the partnership entity will be 50% during the construction of the first two phases with a dilution in the construction of the remaining two phases for a total participation of 33% at the end of the fourth phase. On November 24, 2023, both partners agreed to modify the ownership interest, whereas CAPIA became owner of 60% of the shares of the Partnership and LPA’s interest was decreased to 40%, which was supported by an additional capital contribution from CAPIA to the Partnership, effective as of the date of the agreement. The Company reports a non-controlling interest in relation to this partnership. The Company has complete responsibility, authority and discretion in the day-to-day management of the partnership. The Company, through the position of General Manager, is responsible for the daily operations of Parque Logístico Callao, and has the existing rights and ability to direct the relevant activities of the entity, indicating the Company’s power over the non-controlling investee.

On September 17, 2021, the Company entered into a real estate partnership for the acquisition of LatAm Lagunilla Industrial Park in Costa Rica. The partnership includes two entities that the Company consolidates, but does not own 100% of the equity (Latam Logistic Pan Holdco Lagunilla I, S.R.L., and Latam Logistic Propco Lagunilla I S de R.L., collectively, “Latam Lagunilla Industrial Park”). The Company reports a non-controlling interest in relation to this partnership. The Company has complete responsibility, authority and discretion in the day-to-day management of the partnership, and it has the ability to direct the relevant activities of Latam Lagunilla Industrial Park, indicating the Company’s power over the non-controlling investee. On October 31, 2022, the Company sold its interest in the real estate partnership to the non-controlling investee and recognized a loss of $486,863 in the loss on sale of investment properties in the consolidated statements of profit or loss for the year ended December 31, 2022. As of December 31, 2022, the two entities within Latam Lagunilla Industrial Park were no longer consolidated within the Company’s consolidated financial statements.
The following table summarizes the Company's ownership percentages and the NCI amount as of December 31, 2024 and 2023. Each NCI partnership in the following table corresponds to multiple entities in Note 2f.

		Ownership Percentage		NCI
Entity	Country	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Latam Parque Logistico Coyol II	Costa Rica	50.0%	50.0%	$4,504,604	$4,818,254
Latam Parque Logistico San José - Verbena	Costa Rica	23.6%	23.6%	24,013,584	27,971,004
Parque Logístico Callao	Peru	40.0%	40.0%	13,318,354	5,827,257
Total				$41,836,542	$38,616,515
During the years ended December 31, 2024, 2023 and 2022 the partnership entities' distributions to the NCI partners were as follows:

	2024	2023	2022

Latam Parque Logístico Coyol II	$800,000	$3,675,054	$350,000
Latam Parque Logístico San José - Verbena	9,142,800	847,882	754,231
Latam Lagunilla Industrial Park	—	—	963,572
Total distributions to non-controlling partners	$9,942,800	$4,522,936	$2,067,803
Total cash paid for NCI distribution was $9,561,850, $4,522,936, and $2,067,803 during the years ended December 31, 2024, 2023, and 2022, respectively. There were $380,950 of outstanding NCI payables included in other current liabilities as of December 31, 2024, and no outstanding NCI payables as of December 31, 2023 and 2022.
During the years ended December 31, 2024, 2023 and 2022 the partnership entities' contributions to the NCI partners were as follows:

	2024	2023	2022

Parque Logístico Callao	$3,303,450	$5,870,313	$700,000
Total cash received from NCI contributions was $3,303,450, $5,868,152, and $700,000 during the years ended December 31, 2024, 2023, and 2022, respectively. There were $2,162 of outstanding NCI receivables included in lease and other receivables, net as of December 31, 2023, and no outstanding NCI receivables as of December 31, 2024 and 2022.

Summarized financial information of non-controlling partnership entities’ total assets and total liabilities as of December 31, 2024 and 2023 was as follows:

	As of December 31, 2024
	Latam Parque Logistico Coyol II	Latam Parque Logístico San José —Verbena	Parque Logistico Callao

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$209,675	$4,773,465	$179,919
Lease and other receivables, net	24,804	3,274,430	1,654,241
Other current assets	142,777	49,802	256,011
NON-CURRENT ASSETS:
Investment properties	29,794,000	86,680,123	38,489,189
Property and equipment, net	—	22,233	4,407
Deferred tax asset	—	—	—
Restricted cash equivalents - long term	480,000	1,450,000	—
Total assets	$30,651,256	$96,250,053	$40,583,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$191,414	$2,364,596	$2,116,681
Due to affiliates	—	619,050	—
Other current liabilities	—	380,950	385,095
NON-CURRENT LIABILITIES:
Long term debt	17,948,614	57,325,213	—
Security deposits	195,000	476,932	448,194
Other non-current liabilities	—	—	12,925,194
Deferred tax liability	3,307,017	4,133,385	2,750,819
Total liabilities	$21,642,045	$65,300,126	$18,625,983

EQUITY:
Equity attributable to owners of the Company	$4,504,607	$6,936,343	$8,639,430
Non-controlling interests	$4,504,604	$24,013,584	$13,318,354

	As of December 31, 2023
	Latam Parque Logistico Coyol II	Latam Parque Logístico San José —Verbena	Parque Logistico Callao

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,301,121	$1,666,657	$25,267
Lease and other receivables, net	34,021	7,326,802	2,023,086
Other current assets	37,932	843,894	274,592
NON-CURRENT ASSETS:
Investment properties	29,708,000	80,878,055	12,879,976
Property and equipment, net	—	25,613	4,108
Deferred tax asset	—	—	688,485
Restricted cash equivalents - long term	480,000	—	—
Total assets	$31,561,074	$90,741,021	$15,895,514

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$229,988	$3,027,672	$3,148,102
Due to affiliates	—	15,269	—
Other current liabilities	—	—	325,811
NON-CURRENT LIABILITIES:
Long term debt	18,285,023	44,926,842	—
Security deposits	195,000	336,145	51,394
Other non-current liabilities	—	—	2,800,943
Deferred tax liability	3,214,523	5,863,957	—
Total liabilities	$21,924,534	$54,169,885	$6,326,250

EQUITY:
Equity attributable to owners of the Company	$4,818,286	$8,600,132	$3,742,007
Non-controlling interests	$4,818,254	$27,971,004	$5,827,257
For the years ended December 31, 2024, 2023 and 2022, net earnings attributable to NCI were as follows:

	2024	2023	2022

Profit (loss) attributable to non-controlling interests
Latam Parque Logistico Coyol II	$486,335	$(215,926)	$1,358,675
Latam Parque Logistico San Jose - Verbena	5,242,930	4,682,615	2,177,996
Latam Lagunilla Industrial Park	—	—	(111,583)
Parque Logístico Callao	4,130,112	(450,017)	(12,465)
Total	$9,859,377	$4,016,672	$3,412,623
19. EARNINGS PER SHARE
The Company determines basic earnings (loss) per share by dividing the profit (loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. The

Company computes diluted earnings (loss) per share by dividing the profit (loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding combined with the incremental weighted average number of ordinary shares outstanding that would be issued on conversion or settlement of all outstanding potentially dilutive instruments. There were 431,500 RSUs excluded from the diluted weighted average number of ordinary shares calculation for the year ended December 31, 2024 as their inclusion would be antidilutive. There were no potentially dilutive instruments for the years ended December 31, 2023 and 2022, respectively.
The calculated basic and diluted earnings per share for the years ended December 31, 2024, 2023 and 2022, were as follows:

	2024	2023	2022

Earnings (loss) per share – basic and diluted	$(0.94)	$0.11	$0.28
Earnings (loss) attributed to owner(s) of the Company	$(29,285,428)	$3,139,333	$8,028,610
Weighted average number of Ordinary Shares - basic and diluted	30,995,079	28,600,000	28,600,000
As discussed in detail in Note 4, the Company’s basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.
Additionally, the weighted average number of Ordinary Shares as of December 31, 2024 was adjusted to exclude treasury shares. There were no treasury shares as of December 31, 2023, and 2022.
There have been no other transactions involving Ordinary Shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.
20. INCOME TAX
For the years ended December 31, 2024, 2023 and 2022, income taxes from continued operations were as follows:

	2024	2023	2022
Current income tax expense	$5,168,497	$6,209,629	$1,044,399

Deferred income tax expense (benefit)
Temporary differences	$5,166,866	$(374,398)	$1,430,657
Change in recognition of deferred tax	(715,459)	(319,769)	(238,549)
Changes in estimates in respect to prior years	(57,844)	(534,840)	—
Deferred income tax expense (benefit)	$4,393,563	$(1,229,007)	$1,192,108
INCOME TAX EXPENSE	$9,562,060	$4,980,622	$2,236,507

Reconciliations of income taxes from the Costa Rica national statutory rate of 30% to the consolidated effective income tax rate were as follows:

	2024	2023	2022

Profit (loss) before taxes	$(9,863,991)	$12,136,627	$13,677,740
Income tax expense calculated at Costa Rica statutory tax rate of 30%	(2,959,197)	3,640,988	4,103,322
Foreign rate differential	12,442,068	1,442,871	61,500
Tax attributable to exchange gain/loss	(4,248,460)	(3,048,684)	(1,882,252)
Change in unrecognized deferred tax assets	(715,459)	(648,037)	(238,549)
Withholding tax	1,111,825	2,750,903	—
Alternative minimum tax	3,020,002	1,161,583	—
Other	911,281	(319,002)	192,486
INCOME TAX EXPENSE	$9,562,060	$4,980,622	$2,236,507

The Company operates in various jurisdictions with statutory tax rates other than 30%. During the year ended December 31, 2024, the application of the various statutory tax rates results in a $12.4 million adjustment to income tax expense, primarily attributable to transaction costs incurred in the Cayman Islands and Panama, where the applicable corporate tax rate is 0%.
The Company distributed income from an entity in Costa Rica to the parent entity in Panama. While Panama does not tax foreign source earnings, the Costa Rica entity is subject to a 15% withholding tax payable to Costa Rica for earnings distributed out of the country. The Company accrued withholding tax of $1.1 million, $2.8 million, and $0 for the years ended December 31, 2024, 2023 and 2022, respectively.
The Company is subject to an alternative minimum tax (“AMT”) of 15% in Colombia. The Colombia AMT is based on financial reporting income, subject to certain allowances and adjustments. Due to the Colombia AMT, the Company’s current tax liability in Colombia increased $3.0 million and $1.2 million during the years ended December 31, 2024 and 2023, respectively. Colombian AMT was not applicable for the year ended December 31, 2022.
Details of the Company’s deferred tax assets and liabilities were as follows:

	2024	2023
Deferred tax assets
Net operating loss and tax credit carryforwards	$3,476,116	$2,428,097
Allowance for uncollectible accounts	306,974	261,877
Other accruals	566,296	480,299
Fixed assets	—	133,781
Employee benefits	183,181	209,820
Office rent liability	—	65,656
Deferred debt interest	2,129,389	741,560
Lease liability	3,926,211	—
Other	—	7,691
Total deferred tax assets	$10,588,167	$4,328,781

	2024	2023

Deferred tax liabilities:
Investment properties unrealized gain	$(47,589,206)	$(36,507,341)
Prepaid and other assets	(414,707)	(141,469)
Deferred financing costs	(2,483,797)	(3,698,940)
Right-of-use asset	—	(86,510)
Total deferred tax liabilities	$(50,487,710)	$(40,434,260)

Net deferred tax liabilities	$(39,899,543)	$(36,105,479)
All movement in the deferred tax assets ("DTAs") and deferred tax liabilities (“DTLs”) was reflected in continuing operations and no other component of income.
As of December 31, 2024, the Company had $10.6 million and $50.5 million in DTAs and DTLs, respectively. The DTAs included approximately $3.5 million related to net operating loss carryforwards (NOLs) that can be used to offset taxable income in future periods and reduce the Company income taxes payable in those future periods. These recognized NOLs have carryforward periods ending prior to 2035.
The Company operates in Colombia, Costa Rica, Peru, El Salvador, and the United States using local country operating corporations, generally owned by holding companies in Panama and Cayman Islands. The Panama and Cayman Islands holding companies are not subject to tax on income sourced outside of Panama, and the Company has no deferred tax liability recognized for its investment in subsidiaries.
As of December 31, 2024, the Company considered it more likely than not that the benefit from certain entities’ NOL carryforwards will not be used to offset taxable profits and there are no other tax planning opportunities or other evidence of recoverability in the near future to realize these DTAs. In addition, it is possible that some or all of these NOL carryforwards could ultimately expire unused due to carryforward periods ending prior to 2035. In recognition of this risk, the Company had unrecognized deferred tax assets of $1.6 million related to these NOL carryforwards. The Company had $0.3 million of other net unrecognized deferred tax assets.
The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by local tax authorities. As of December 31, 2024, in general, the Company’s local income tax years between 2018 and 2024 remained open and are subject to examination. The Company had no unrecognized tax benefits as of December 31, 2024.
In December 2021, the Organisation for Economic Co-operation and Development issued model rules for a new global minimum tax framework (“Pillar Two”), and various government around the world have passed, or are in the process of passing, legislation on this. Certain jurisdictions in which the company operates have adopted the Pillar Two framework implementing a 15% corporate minimum tax. Based on current legislation and available guidance, the Company does not anticipate Pillar Two will have a material impact to the Company’s consolidated financial statements and effective tax rate. The Company will continue to monitor additional guidance as it is released.
21. EMPLOYEE BENEFITS
Employee benefits are recognized in general and administrative expenses in the consolidated statements of profit or loss and comprehensive income (loss), and for the years ended December 31, 2024, 2023 and 2022, consisted of the following:

	2024	2023	2022

Short-term employee benefits	$4,765,708	$2,961,866	$2,126,750
Share-based payment expense	2,060,666	—	—
Severances	—	17,506	247,860
Total	$6,826,374	$2,979,372	$2,374,610

22. SHARE-BASED PAYMENTS
In March 2024, the Company established the Logistic Properties of the Americas 2024 Equity Incentive Plan (“2024 Plan”) for all employees of the Company whereby LPA may grant options, restricted stock, restricted stock units, stock appreciation rights and other equity-based awards to attract and maintain key company personnel including directors, officers, employees, consultants, and advisors.
Equity-settled share-based payment transactions with parties other than employees
On August 14, 2024, the board of directors of the Company approved and granted the Company discretion to issue 90,000 ordinary shares to a non-employee service provider to share-settle a liability assumed as part of the Business Combination. Such arrangement was accounted for as an equity-settled share-based payment arrangement with non-employees. The fair value was determined to be $1,141,200, which represented the aggregate fair value of the ordinary shares granted on August 14, 2024, calculated based on 90,000 ordinary shares and a grant date fair value of $12.68 per share by reference to the traded price of the Company’s ordinary shares on such date. On August 30, 2024, the Company issued the 90,000 ordinary shares, which were considered fully vested upon issuance. For the year ended December 31, 2024, the Company recognized share-based payment expense for parties other than employees of $1,141,200 in other expenses in the consolidated statements of profit or loss and other comprehensive income (loss).
Restricted Stock Units (“RSUs”)
Under the 2024 Plan, the Company granted RSUs to certain senior executives and board directors who were previously employed by LLP and continued employment with LPA after the Business Combination, certain departing board members of directors of LLP and certain newly hired senior executives and board of directors at LPA.
Each RSU represents the right for the employee or director to receive one LPA ordinary share upon vesting and settlement. No amounts are paid or payable to LLP by the recipient on the receipt of the RSUs. The RSUs carry neither rights to dividends nor voting rights prior to vesting or delivery of the underlying LPA ordinary shares. The Company’s board has a discretion to settle the RSUs in cash or shares but the Company has no intention of settling the RSUs in cash, and given that this is the first time the Company has granted RSUs, the Company does not have a past practice of cash settlement. The Company accounts for the RSUs as equity-settled awards.
During the year ended December 31, 2024, the Company granted a total of 112,500 RSUs to former LLP and current LPA board directors that were fully vested upon grant; however, the delivery of the underlying ordinary shares shall occur at a future date based solely on the passage of time. The grant date fair value of these awards accounts for the impact of the delayed delivery schedules and compensation cost for these awards recognized immediately upon grant. The Company also granted 319,000 RSUs to both the former LLP senior executives and the current LPA senior executives. Of those RSUs, 121,000 shares shall vest in equal annual increments over a three-year service vesting period and compensation cost is recognized using the accelerated attribution method. The remaining 198,000 RSUs will cliff vest at the end of a three-year service vesting period, and compensation cost is recognized ratably over the vesting period.
RSUs are measured at grant date fair value by reference to the traded price of LPA’s ordinary shares. The Company does not expect to declare any dividends in the near future. Therefore, no expected dividends were incorporated into the measurement of the grant date fair value. For the year ended December 31, 2024, the Company recognized share-based payment expense related to the RSUs of $2,060,666, in general and administrative expenses in the consolidated statements of profit or loss and other comprehensive income (loss). No share-based payment expense was recognized for the years ended December 31, 2023 and 2022.

Details of the RSUs outstanding during the year are as follows:

		Number of RSUs	Weighted Average Grant Date Fair Value per RSU

	Non-vested at December 31, 2023	—	$—
	Granted	431,500	$9.80
(a)	Vested	(112,500)	$10.10
	Forfeited	—	$—
	Non-vested at December 31, 2024	319,000	$9.70
(a)Director Transaction and Retention RSUs – 112,500 RSUs granted to former LLP and current LPA board directors were legally vested upon grant; however, the delivery of the underlying ordinary shares is subject to delayed delivery schedules, and therefore, these RSUs remain unsettled as of December 31, 2024. As the grantees do not have any shareholder rights until the ordinary shares are physically delivered, the shares are excluded from the basic earnings per share denominator.
There was no RSU activity under the 2024 Plan in prior years and the Company did not enter into any other types of share-based payment arrangements.
23. RELATED PARTY TRANSACTIONS
Transactions between the Company and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.
Subsidiaries
Transactions between the Company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Listing of LPA's subsidiaries are disclosed in Note 2. The partnerships that the Company enters into and exercises control over are fully consolidated as detailed in Note 18.
Key Management Personnel Compensation
The amounts disclosed in the table represent the amounts recognized as general and administrative expenses in the consolidated statements of profit or loss and comprehensive income (loss), related to key management personnel for the years ended December 31, 2024, 2023 and 2022.

	Notes	2024	2023	2022

Salaries		$1,364,365	$772,793	$835,448
Cash performance bonus		808,483	576,148	—
Statutory bonus		93,017	52,284	104,956
One-time cash bonus related to the Business Combination	4	226,000	—	—
Non-executive directors' fees		660,956	125,329	90,000
Non-cash benefits		36,726	4,783	4,587
Severance benefits		—	—	224,593
Share-based payment expense	2c, 22	2,060,666	—	—
Total		$5,250,213	$1,531,337	$1,259,584

Due from affiliates – On June 25, 2015, LLP entered into a loan agreement with LLI, pursuant to which LLP issued a loan of $3,015,000 to LLI. In July 2020, the loan receivable from LLI was increased to $4,165,000 from $3,015,000 and the maturity date was extended to December 31, 2024. The loan receivable from LLI was further increased to $4,850,000 from $4,165,000 in June 2021, and then to $6,950,000 in May 2022.

The principal amount of $6,265,000 of this loan receivable bore an annual interest rate of 9.0% and the remaining principal amount of this loan receivable did not bear any interest. Principal and interest was due at maturity. In the event of a default, the interest rate increased to an annual rate of 20% until the amount was settled. For the years ended December 31, 2024, 2023, and 2022, the Company recognized interest income of $302,808, $664,219, and $0, respectively in interest income from affiliates in the consolidated statement of profit or loss and other comprehensive income (loss).
As discussed in Note 4, as of January 1, 2024, the loans to LLI were in default status due to non-payment following the maturity date of December 31, 2023. Pursuant to the Assignment Agreement, upon Closing, the loan receivable from LLI of $9,765,972 was considered settled through the foreclosure of the collateralized LLP Shares held by LLI.
As of December 31, 2024, and 2023, the loan receivable from affiliates balances outstanding were as follows:

	2024	2023

Interest receivable:
Latam Logistics Investments, LLC	$—	$2,324,041
Loan receivable:
Latam Logistics Investments, LLC	—	7,139,123
Total due from affiliates	$—	$9,463,164
Additional transactions with key management personnel – The majority shareholder of the Company provided management and advisory services to the Company totaling $664,960, $567,764, and $365,264 for the years ended December 31, 2024, 2023, and 2022, respectively.
24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a.Capital Management
For the purpose of the Company’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The primary objective of the Company’s capital management is to ensure that it remains within its quantitative banking covenants and maintains a strong credit rating. No changes were made in the objectives, policies or processes during the years ended December 31, 2024 and 2023.
As disclosed within Note 16, the Company has various debt facilities in place. In certain cases, the facilities may have financial covenants which are generally in the form of minimum debt service coverage ratios, debt leverage ratios, restricted cash equivalents accounts required for debt service coverage, as well as non-financial covenants which require financial statement presentation to the creditor. Refer to Note 16 for more information on debt covenants and waivers as applicable.
The Company may also be subject to legal reserves in the countries in which it operates. Refer to Note 17 for more information.
B.FINANCIAL RISK MANAGEMENT
The Company has exposure to the following risks arising from financial instruments:
•Credit risk
•Liquidity risk
•Market risk
a.Risk Management Framework – The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s Chief Executive Officer (CEO) is responsible for developing and monitoring the Company’s risk management policies. The CEO reports regularly to the Company's board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.
b.Credit Risk – Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risks from lease receivables, tenant notes receivable as well as due from affiliates.
Exposure to Credit Risk – The following financial assets as of December 31, 2024 and 2023 represent the maximum credit exposure:

	Notes	2024	2023
Cash and cash equivalents	9	$28,827,347	$35,242,363
Receivables from the sale of investment properties	13	3,653,133	9,030,614
Lease and other receivables	10	5,261,242	10,506,310
Due from affiliates	23	—	9,463,164
Restricted cash equivalents	9	5,835,117	2,681,110
		$43,576,839	$66,923,561
Cash and restricted cash equivalents are held in reputable financial institutions and carry minimal risk.
The credit quality of the tenant is assessed at the time of entering into a lease agreement. The outstanding lease and other receivables figures disclosed in the aforementioned table pertain to the gross amounts of outstanding lease and other receivables, prior to accounting for expected credit losses. Likewise, receivables arising from the sale of investment properties are presented at their undiscounted balances. The outstanding balances are regularly monitored. An impairment analysis is performed at each reporting date on an individual basis for each counterparty. In general, concentration risk in lease and other receivables is limited due to the receivables being dispersed across different counterparties. Refer to Note 10 for details.
c.Liquidity Risk – Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring in unacceptable losses or risking damage to the Company’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.
Typically, the Company ensures that it has sufficient cash on demand, including deposits at banks and the balances of short-term credit facilities with diverse funding resources and committed borrowing facilities, to meet expected operating expenses for a period of 90 days, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot be reasonably predicted, such as natural disasters.
The Company has sufficient access to multiple sources of funding to repay debt maturing within 12 months in the normal course of business. As of December 31, 2024 and 2023, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders.
Exposure to Liquidity Risk – The following tables detail the remaining contractual maturities of financial liabilities at the end of the reporting period. The amounts are gross and undiscounted cash flows.

December 31, 2024	Notes	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	14	$793,615	$279,983	$7,283,317	$—	$—	$8,356,915
Lease liability	15	—	94,314	395,627	4,545,290	31,772,840	36,808,071
Income tax payable	2m, 20	—	—	2,764,352	—	—	2,764,352
Retainage payable	2l	—	22,463	1,478,266	—	—	1,500,729
Security deposits		—	—	167,005	2,440,371	—	2,607,376
Long and short-term debt	16	—	2,715,758	9,921,063	42,202,101	212,377,770	267,216,692
Distributions payable to non-controlling interests	18	—	—	380,950	—	—	380,950
Total		$793,615	$3,112,518	$22,390,580	$49,187,762	$244,150,610	$319,635,085

December 31, 2023	Notes	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	14	$764,016	$4,472,279	$7,891,207	$—	$—	$13,127,502
Lease liability	15	8,530	33,060	238,423	1,199,059	6,703,328	8,182,400
Income tax payable	2m, 20	—	2,024,865	—	—	—	2,024,865
Retainage payable	2l	—	155,207	1,582,598	—	—	1,737,805
Security deposits		—	83,234	287,727	1,790,554	—	2,161,515
Long and short-term debt	16	—	1,624,415	15,078,681	43,032,169	211,609,005	271,344,270
Total		$772,546	$8,393,060	$25,078,636	$46,021,782	$218,312,333	$298,578,357
The Company’s minimum lease payments are disclosed in Note 15.
d.Market Risk – Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. Market risk comprises two types of risks: interest rate risk and currency risk.
Currency Risk – Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities (when revenue or expense is denominated in a foreign currency) and its loans with financial institutions, some of which are denominated in foreign currency. The functional currency of the Company is USD.
As of the reporting date, the Company has monetary assets and liabilities in currencies other than the functional currency. The main foreign currencies used by the Company are as follows:
•CRC
•PEN
•COP
In respect of monetary assets and liabilities denominated in CRC, PEN and COP, the Company’s policy is to ensure that its net exposure is kept at an acceptable level by buying or selling CRC, PEN and COP at spot rates when necessary to address short-term imbalances.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in USD)	As of December 31, 2024
Monetary assets and liabilities denominated in:	CRC	PEN	Total
Cash and cash equivalents	$10,464	$611,247	$621,711
Lease and other receivables, net	53,496	165,779	219,275
Other current and non-current assets	3,205,160	2,810,212	6,015,372
Sub-total	3,269,120	3,587,238	6,856,358
Accounts payable and accrued expenses	349,181	1,042,279	1,391,460
Sub-total	349,181	1,042,279	1,391,460
Net	$2,919,939	$2,544,959	$5,464,898

(in USD)	As of December 31, 2023
Monetary assets and liabilities denominated in:	CRC	PEN	Total
Cash and cash equivalents	$6,599	$479,057	$485,656
Lease and other receivables, net	60,248	135,275	195,523
Other current and non-current assets	3,150,470	3,694,802	6,845,272
Sub-total	3,217,317	4,309,134	7,526,451
Accounts payable and accrued expenses	2,569,080	1,658,228	4,227,308
Sub-total	2,569,080	1,658,228	4,227,308
Net	$648,237	$2,650,906	$3,299,143
As of December 31, 2024, and 2023, the net assets in foreign operations of the Company whose functional currency is different from the USD and for which the differences in foreign currency were recognized in OCI, amounted to $93,824,216 and $88,689,861, respectively.
Sensitivity Analysis – The following tables detail the Company’s sensitivity to a 10% appreciation or depreciation in the USD against foreign currencies listed above. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis reflects foreign currency revaluation or translation impacts on the Company’s net income and equity through OCI for a 10% change in foreign currency exchange rates. A 10% strengthening (weakening) of the USD against the foreign currencies as of December 31, 2024, 2023, and 2022 would have decreased (increased) net income and equity through OCI by the amounts shown below. This analysis assumes that all other variables, particularly interest rates, remained constant.

For the year ended December 31, 2024	Strengthening	Weakening

Profit or Loss	$546,490	$(546,490)
Equity	$9,382,422	$(9,382,422)

For the year ended December 31, 2023	Strengthening	Weakening

Profit or loss	$329,914	$(329,914)
Equity	$8,868,986	$(8,868,986)

For the year ended December 31, 2022	Strengthening	Weakening

Profit or loss	$405,261	$(405,261)
Equity	$4,941,161	$(4,941,161)
Interest Rate Risk – Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. Therefore, variations in interest rates at the reporting date would affect profit or loss.
Sensitivity Analysis – A 1% and 2% strengthening or weakening of the rate associated with each long-term debt, as of December 31, 2024 and 2023 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables remained constant.

	Long-term Debt with Variable Interest Rate as of December 31, 2024	1%	2%

Increase in interest rate (1)	$97,016,631	$(970,166)	$(1,940,333)
Decrease in interest rate (1)	$97,016,631	$970,166	$1,940,333
(1)Excludes loans with Banco Nacional that have a fixed interest rate for the first two years of the loan term. These loans are within the fixed rate period as of December 31, 2024.

	Long-term Debt with Variable Interest Rate as of December 31, 2023	1%	2%

Increase in interest rate (1)	$93,785,108	$(937,851)	$(1,875,702)
Decrease in interest rate (1)	$93,785,108	$937,851	$1,875,702
(1)Excludes loans with Banco Nacional that have a fixed interest rate for the first two years of the loan term. These loans are within the fixed rate period as of December 31, 2023.

	Long-term Debt with Variable Interest Rate as of December 31, 2022	1%	2%

Increase in Interest rate	$209,326,775	$(2,093,268)	$(4,186,536)
Decrease in Interest rate	$209,326,775	$2,093,268	$4,186,536
e.Fair Values – The Company estimated the fair value of its debt to be $255,591,886 as of December 31, 2024. The fair value of debt is estimated based on the discounted cash flows using a discount rate between 6.2% and 15.5% depending on the terms and circumstances of specific debt instruments and are within Level 2 of the fair value hierarchy. The carrying value of debt approximated their fair value as of December 31, 2023. The Company further concluded that the carrying value of financial assets and liabilities, other than debt, approximated their fair value as of December 31, 2024 and 2023.

25. COMMITMENTS AND CONTINGENCIES
Commitments
In the normal course of operation, the Company secures construction loans in order to fund capital expenditure commitments. Debt guarantees are disclosed in Note 16. The Company does not conduct its operations through entities that are not consolidated in these consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these consolidated financial statements.
As of December 31, 2024, the Company had agreed upon construction contracts with third parties and was consequently committed to future capital in respect to investment property under development of $4,691,709. There are no contractual commitments in respect of completed investment properties.
The Company does not have any lease contracts, whereas the Company is the lessee, that has not yet commenced as of December 31, 2024. Refer to the Company’s future minimum rental payments for its non-cancellable lease contracts in Note 15.
Legal Proceedings
In the ordinary course of business, the Company may be party to legal proceedings. On September 13, 2023, the Company became aware that a lawsuit was filed against a subsidiary of the Company by a construction company for services rendered prior to the reporting date. On February 29, 2024, the Company settled with the counterparty for a total amount of $237,226.
On November 30, 2023, the Company became aware that a lawsuit was filed against it by a former employee of the Company who rendered services for the Company prior to the reporting date. The Company is currently vigorously defending this lawsuit and believes the claims are without merit. The Company is in the process of analyzing this matter but currently does not have a sufficient basis for concluding whether any loss is probable. As of the date of this report, the Company is not currently involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s consolidated financial statements.
As of December 31, 2024, the Company is not involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s consolidated financial statements.

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
The condensed financial statements of Logistic Properties of the Americas, the parent company of the Company (the “Parent Company”), have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of LPA exceed 25% of the consolidated net assets of the Company. The ability of the Parent Company’s operating subsidiaries to pay dividends may be restricted due to certain clauses in the subsidiaries’ debt agreements and legal reserve requirements.
The condensed financial statements of the Parent Company have been prepared using the same IFRS accounting principles and policies described in the notes to the consolidated financial statements. The Parent Company accounts for its investment in subsidiaries using the cost less accumulated impairments method. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes thereto.
On March 27, 2024, LPA consummated the Business Combination (refer to Note 4 for details) and as a result of which LLP ("Former Parent Company") became a wholly-owned subsidiary of LPA. The following condensed statements of profit or loss and other comprehensive income (loss) and the condensed statements of cash flows presented below for the period from January 1 to March 27, 2024, and the statements of financial position as of December 31, 2023 were derived from the accounting records and financial statements of the Former Parent Entity.
LOGISTIC PROPERTIES OF THE AMERICAS (Parent Company Only)
CONDENSED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)
(in U.S. Dollars)

	Logistic Properties of the Americas	Latam Logistic Properties S.A.
	Period from March 27 to December 31, 2024	Period from January 1 to March 26, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Dividend income	$—	$17,500,000	$18,210,046	$—
General and administrative	(4,694,035)	(198,250)	(2,878,896)	(498,457)
Listing expense	(44,469,613)	—	—	—
Interest income from affiliates	—	208,833	694,628	632,490
Financing costs	—	—	(718,844)	(1,226,265)
Transaction-related costs	(4,703,799)	(2,474,432)	(6,128,965)	—
Other income (expense), net	10,466,826	6,396	61,530	(4,875)
Profit (loss) before taxes	(43,400,621)	15,042,547	9,239,499	(1,097,107)
Income tax expense	—	(875,000)	(2,745,090)	—
Comprehensive income (loss)	$(43,400,621)	$14,167,547	$6,494,409	$(1,097,107)

LOGISTIC PROPERTIES OF THE AMERICAS (Parent Company Only)
CONDENSED STATEMENTS OF FINANCIAL POSITION
(in U.S. Dollars)

	Logistic Properties of the Americas	Latam Logistic Properties S.A.
	As of December 31, 2024	As of December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,892,071	$788,008
Due from subsidiaries and affiliated companies	14,861,975	9,463,164
Other current assets	360,385	11,454
Total current assets	18,114,431	10,262,626

NON-CURRENT ASSETS:
Investments in subsidiaries	169,264,240	168,496,857
Property and equipment, net	—	46,767
Total non-current assets	169,264,240	168,543,624

TOTAL ASSETS	$187,378,671	$178,806,250

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,011,062	$5,086,924
Due to subsidiaries and affiliated companies	—	2,459,935
Total current liabilities	1,011,062	7,546,859

TOTAL LIABILITIES	1,011,062	7,546,859

EQUITY:
Total equity	186,367,609	171,259,391

TOTAL LIABILITIES AND EQUITY	$187,378,671	$178,806,250

LOGISTIC PROPERTIES OF THE AMERICAS (Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(in U.S. Dollars)

	Logistic Properties of the Americas	Latam Logistic Properties S.A.
	For the period of March 27 to December 31, 2024	For the period of January 1 to March 26, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Cash flows from operating activities:
Profit (loss) for the year	$(43,400,621)	$14,167,547	$6,494,409	$(1,097,107)
Adjustments:
Share-based payments	1,135,950	—	—	—
Depreciation and amortization	926,250	6,063	17,627	12,607
Income from lock-up release (net), classified as financing cash flow	(9,180,758)	—	—	—
Financing costs	—	—	718,844	1,226,265
Interest income from subsidiaries and affiliated companies	—	(208,833)	(694,628)	(632,490)
Listing expense	44,469,613	—	—	—
Income tax expense	—	875,000	2,745,090	—
Working capital adjustments	(10,788,043)	1,450,869	4,929,619	(97,000)
Income tax paid	—	(875,000)	(2,745,090)	—
Net cash (used in) generated by operating activities	$(16,837,609)	$15,415,646	$11,465,871	$(587,725)

Cash flows from investing activities:
Increase in equity investment in subsidiaries	$—	$—	$(1,569,077)	$(2,822,487)
Purchases of property and equipment	—	—	—	(25,100)
Increase in loans to subsidiaries and affiliated companies	—	—	287,122	464,007
Restricted cash equivalents	—	—	1,205,162	594,838
Net cash provided by (used) in investing activities	$—	$—	$(76,793)	$(1,788,742)

Cash flows from financing activities:
Repayment of long-term debt	$—	$—	$(14,998,275)	$—
Increase in loans from subsidiaries and affiliated companies	—	—	2,355,000	—
Cash paid for raising debt	—	—	—	(5,175)
Repurchase of treasury shares	(1,242,773)	—	—	—
Proceeds from Business Combination, net of transaction costs paid	11,791,695	(863,851)	—	—
Proceeds from lock-up release, net of transaction costs paid	9,180,758	—	—	—
Repayment of loans from subsidiaries and affiliated companies	—	(2,355,000)	—	—
Interest paid	—	—	(780,798)	(1,102,499)
Net cash provided by (used in) financing activities	$19,729,680	$(3,218,851)	$(13,424,073)	$(1,107,674)

Net increase in cash and cash equivalents	2,892,071	12,196,795	(2,034,995)	(3,484,141)
Cash and cash equivalents at the beginning of year	—	788,008	2,823,003	6,307,144
Cash and cash equivalents at the end of year	$2,892,071	$12,984,803	$788,008	$2,823,003
* * * * *

27. SUBSEQUENT EVENTS
On March 6, 2025, the Company entered into a loan agreement with El Banco BBVA Peru, amounting to a total of $25,000,000. The Company anticipates utilizing the funds to finance the construction of warehouses located in Lima, Peru. This loan is secured by the Company's equity interest in Parque Logístico Callao and is subject to a fixed interest rate of 7.9%.
28. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were authorized for issue by the Company’s board of directors on April 2, 2025.

Schedule III - Schedule of Real Estate
The following is a summary of the Company’s investment properties as of December 31, 2024 prepared in accordance with Rule 12-28 of Regulation S-X:
LOGISTIC PROPERTIES OF THE AMERICAS
SCHEDULE III - SCHEDULE OF REAL ESTATE
AS OF DECEMBER 31, 2024
(in U.S. Dollars except for number of buildings and date)

Description	Number of buildings	Encumbrances (a)	Land (b)		Building & Improvements (c)	Costs Capitalized Subsequent to Acquisition	Land	Building & Improvements	Total	Fair Value Adjustments (e)	Cumulative Foreign Currency Translation Effect	Fair Value at the End of the Year (e)		Date of Construction/ Acquisition (f)
Land Bank

Colombia
Latam Logistic Park Calle 80	4	$2,363,140	$14,114,943		$12,506,318	$—	$14,114,943	$12,506,318	$26,621,261	$7,733,293	$(10,503,224)	$23,851,330		N/A
Peru
Latam Parque Logistico Callao (h)	3	—	5,986,741	(d)	873,011	—	5,986,741	873,011	6,859,752	9,831,267	—	16,691,019	(i)	N/A
Total of Land Bank	7	$2,363,140	$20,101,684		$13,379,329	$—	$20,101,684	$13,379,329	$33,481,013	$17,564,560	$(10,503,224)	$40,542,349

Properties Under Development

Peru
Latam Parque Logistico Callao (h)	2	—	6,764,111	(d)	15,327,949	—	6,764,111	15,327,949	22,092,060	(293,890)	—	21,798,170	(i)	N/A
Total of Properties Under Development	2	$—	$6,764,111		$15,327,949	$—	$6,764,111	$15,327,949	$22,092,060	$(293,890)	$—	$21,798,170

Operating Properties

Colombia
Latam Logistic Park Calle 80	5	36,764,447	11,555,745		67,473,139	776,729	11,555,745	68,249,868	79,805,613	50,597,743	(21,337,483)	109,065,873		2019-2023
Peru
Latam Logistic Park Lima Sur (g)	6	57,047,644	29,000,207		55,043,997	3,045,255	29,000,207	58,089,252	87,089,459	35,928,053	—	123,017,512		2019-2024
Costa Rica
Latam Logistic Park Coyol 1	5	58,596,302	19,500,336		42,764,576	1,311,519	19,500,336	44,076,095	63,576,431	24,065,552	—	87,641,983		2016-2020
Latam Logistic Park Coyol 2	1	17,948,614	7,292,476		12,332,799	188,297	7,292,476	12,521,096	19,813,572	9,980,428	—	29,794,000		2019
Latam Bodegas Atenas	1	2,536,080	1,658,000		1,942,000	—	1,658,000	1,942,000	3,600,000	1,111,000	—	4,711,000		2019
Latam Bodegas San Joaquin	2	5,615,615	2,621,468		2,778,532	2,571,440	2,621,468	5,349,972	7,971,440	1,618,560	—	9,590,000		2019
Latam Bodegas Aurora	2	5,921,807	3,399,610		2,401,986	661,455	3,399,610	3,063,441	6,463,051	567,949	—	7,031,000		2019
San Rafael Industrial Park	1	7,663,083	5,777,658		5,222,342	—	5,777,658	5,222,342	11,000,000	2,692,000	—	13,692,000		2019
Latam Logistic Park Coyol 3	1	6,733,530	1,354,320		6,169,680	—	1,354,320	6,169,680	7,524,000	2,141,878	—	9,665,878		2020
Latam Logistic Park Coyol 4	1	6,806,493	2,849,259		7,547,831	597,984	2,849,259	8,145,815	10,995,074	293,926	—	11,289,000		2021
Latam Logistic Park San José – Verbena	5	59,219,937	19,564,804		42,627,886	267,542	19,564,804	42,895,428	62,460,232	24,219,867	—	86,680,099		2022-2024
Total of Operating Properties	30	$264,853,552	$104,573,883		$246,304,768	$9,420,221	$104,573,883	$255,724,989	$360,298,872	$153,216,956	$(21,337,483)	$492,178,345

GRAND TOTAL	39	$267,216,692	$131,439,678		$275,012,046	$9,420,221	$131,439,678	$284,432,267	$415,871,945	$170,487,626	$(31,840,707)	$554,518,864

(a)Encumbrances include mortgage loans for constructions and other financing arrangements guaranteed by the respective properties.
The following table reconciles encumbrances per Schedule III to the consolidated statement of financial position as of December 31, 2024:

Total encumbrances per Schedule III	$267,216,692
Accrued financing costs and debt issuance costs, net	(1,330,893)
Long term debt - current portion and long term debt as of December 31, 2024	$265,885,799
(b)Land information includes land that is owned and leased.
(c)Amounts in building and improvements include building improvements costs, acquisition costs, and land improvements costs.
(d)The land in Latam Parque Logistico Callao is leased by the Company. The amount includes the right-of-use asset associated with the land lease. Refer to more details in Note 15 in the Company's consolidated financial statements as of and for the year ended December 31, 2024.
(e)The Company uses an external appraiser to determine the fair value of each of its investment properties. The independent appraiser holds a recognized and relevant professional qualification and has recent experience of the location and category of the investment property being valued. The valuation model is in accordance with the guidance recommended by the International Valuation Standards Committee. These valuation models are consistent with the principles in IFRS 13. See Note 13 of the consolidated financial statements as of and for the year ended December 31, 2024 for more details.
(f)Date of construction or acquisition represents the date the Company stabilizes the building or acquires the building.
(g)As of December 31, 2023, Lima Sur I Logistic Park Building 400, located in Peru, was in a mixed phase, with some areas in operational stage and others still under development. Consequently, the Company classified the building as being in both stages. By December 31, 2024, the entire building had transitioned to the operational phase, and thus, was considered as a single, fully operational building.
(h)As of December 31, 2024, Parque Logistico Callao Building 300, located in Peru, was in a mixed phase, with some areas in development stage and others in land bank. Consequently, the Company included this building in both stages.
(i)As of December 31, 2024, the Company added back lease liabilities of $13,309,189 into the carrying value of the investment properties held as right-of-use assets in Peru. Refer to Note 13 of the consolidated financial statements as of and for the year ended December 31, 2024 for more details.