Form 20-F
period 2025-12-31
Logistic Properties of the Americas
filed 2026-03-18
CIK 1997711

lpa-20251231_g1.pn

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
1395 Brickell Avenue
Suite 800
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: As of December 31, 2025, the issuer had 31,617,815 Ordinary Shares outstanding.
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
About this Annual Report
Throughout this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “our Company,” “our business,” “LPA,” and “the Company” refer to Logistic Properties of the Americas and its subsidiaries, which prior to the Business Combination (defined below) was the business of LatAm Logistic Properties, S.A. and its subsidiaries. References to “LLP” mean LatAm Logistic Properties, S.A. and its consolidated subsidiaries, and references to “the registrant” mean LPA.
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
LPA qualifies as a foreign private issuer as defined under Rule 405 under the Securities Act. The Company’s audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023 (“Audited Consolidated Financial Statements”) have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). They are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and are reported in U.S. dollars.
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
The historical operations of LLP prior to the Business Combination are deemed to be those of the Company. Thus, the financial statements included in this Annual Report include both the historical operating results of LLP prior to the closing of the Business Combination and the operating results of LPA since the closing of the Business Combination. The Audited Consolidated Financial Statements included in this Annual Report have been prepared in accordance with IFRS Accounting Standards. Refer to Item 18 of this Annual Report for our Audited Consolidated Financial Statements and other financial information.
Currency and Exchange Rates
In this Annual Report, unless otherwise specified, all monetary amounts are presented in U.S. dollars and all references to “$” mean U.S. dollars. Certain monetary amounts described herein have been expressed in U.S. dollars for convenience only and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

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
“Charter” refers to LPA’s amended and restated memorandum and articles of association.
“Class A Real Estate” in the context of real estate refers to the classification of industrial properties that typically possess most of the following characteristics: (a) built within the last 15 years; (b) concrete tilt-up construction or steel frame; (c) clear height in excess of 32 feet; (d) a ratio of dock doors to floor area that is more than one door per 10,000 square feet; (e) energy efficient design characteristics suitable for current and future tenants; (f) truck courts at least 98 feet deep; (g) optimized column spacing and (h) high load capacity floors.
“Closing” refers to the closing of the transactions contemplated by the Business Combination Agreement.
“Closing Date” refers to March 27, 2024, the date on which the Closing occurred.
“Code” refers to the Internal Revenue Code of 1986, as amended.
“Colombia” refers to the Republic of Colombia.
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
“Costa Rica” refers to the Republic of Costa Rica.
“DPA” refers to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto.
“Effective Time” refers to the effective time of the Mergers.
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.
“Founder Registration Rights Agreement” refers to that certain registration rights agreement, dated as of March 29, 2021, entered into by TWOA, the Sponsor, two Sponsor, and the other parties thereto, as amended by the Founder Registration Rights Agreement Amendment and as may be further amended.
“Founder Registration Rights Agreement Amendment” refers to the amendment to the Founder Registration Rights Agreement, dated as of March 27, 2024, entered into by LPA, TWOA, the Sponsor, two Sponsor, and the other parties thereto.
“GLA” or “Gross Leasable Area” refers to the total area designed for or capable of occupancy by tenants for their exclusive use.
“GRESB” refers to the Global Real Estate Sustainability Benchmark.
“IASB” refers to the International Accounting Standards Board.
“IFRS Accounting Standards” refers to the IFRS® Accounting Standards, as issued by the IASB.
“Insider Letter Agreement” refers to the letter agreement dated March 29, 2021, among TWOA, two Sponsor, the executive officers and directors of TWOA at the time of the IPO, and the current insiders, as amended.
“IRS” refers to the U.S. Internal Revenue Service.
“JOBS Act” refers to Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended.

“JREP” refers to JREP I Logistics Acquisition, LP, the controlling shareholder of LPA, and throughout this Annual Report, representing the holder of shares held by JREP I Logistics Acquisition, LP, Jaguar Real Estate Partners, LP, and Latam Logistic Equity Partners, LLC.
“Leased GLA” refers to the GLA in operating properties and properties under development that are subject to a lease.
“LLP” refers to LatAm Logistic Properties, S.A., a corporation organized under the laws of Panama together with its consolidated subsidiaries.
“Lock-Up Agreement” refers to the lock-up agreement, dated as of August 15, 2023, entered into by TWOA, JREP, and, by a joinder agreement, LPA in connection with the Business Combination Agreement, as may be amended and in effect from time to time.
“LPA,” “we,” “us,” “our,” and “the Company” means Logistic Properties of the Americas, a Cayman Islands exempted company together with its subsidiaries.
“LPA Board” refers to the board of directors of LPA.
“Mergers” means, collectively, (a) the SPAC Merger and (b) the Company Merger.
“New Circle” refers to New Circle Principal Investments LLC, a Delaware limited liability company.
“New Circle SEPA” refers to that certain standby equity share purchase agreement dated September 23, 2025 by and between the Company and New Circle, as described in more detail in Item 10.C, Material Contracts.
“NYSE American” refers to NYSE American LLC.
“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved a state of Stabilization.
“Ordinary Shares” refers to the ordinary shares of LPA, par value $0.0001 per share.
“Peru” refers to the Republic of Peru.
“PFIC” refers to a passive foreign investment company.
“PIPE Investment” refers to the private placement of 1,500,000 TWOA Class A ordinary shares at a price of $10.00 per share, consummated simultaneously with the Closing.
“PIPE Shares” refers to the 1,500,000 TWOA Class A ordinary shares purchased under the PIPE Investment.
“PIPE Subscription Agreement” refers to the subscription agreement dated February 16, 2024, entered into by TWOA and Bonaventure Investments Holding Inc. (as assigned to Guadalupe Assets Inc., the “PIPE Subscriber”), as may be amended and in effect from time to time.
“Registration Rights Agreement” refers to the registration rights agreement dated as of March 27, 2024 by and among JREP I Logistics Acquisition LP, LatAm Logistic Equity Partners, LLC, the Company, and TWOA, as may be amended and in effect from time to time.
“SEC” refers to the U.S. Securities and Exchange Commission.
“Securities Act” refers to the U.S. Securities Act of 1933, as amended.
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
“Sponsor” refers to HC PropTech Partners III LLC, a Delaware limited liability company.
“Stabilization” in the real property context, refers to the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% GLA occupancy rate, and such properties are referred to as “Stabilized Properties.”
“Trading Day” refers to any day on which Ordinary Shares are tradable on NYSE American (or the principal securities exchange or securities market on which Ordinary Shares are then traded).

“TWOA” refers to two, a Cayman Islands exempted company and upon the consummation of the Business Combination, a wholly-owned subsidiary of LPA.
“two Sponsor” refers to two sponsor, a Cayman Islands exempted company.
“TWOA Class A Ordinary Shares” refers to TWOA’s Class A ordinary shares, par value $0.0001 per share.
“U.S. GAAP” refers to generally accepted accounting principles as in effect in the United States of America.

EMERGING GROWTH COMPANY, FOREIGN PRIVATE ISSUER
AND CONTROLLED COMPANY STATUS
The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. The Company will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing of the Business Combination, (b) in which the Company has total annual gross revenue of at least $1.235 billion, or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of Ordinary Shares held by non-affiliates is at least $700 million as of the last business day of the Company’s prior second fiscal quarter, and (ii) the date on which the Company issues more than $1.0 billion in non-convertible debt during the prior three-year period. The Company has taken advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that the Company’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.
As a “foreign private issuer,” the Company is subject to different U.S. securities law requirements than those applicable to domestic U.S. issuers. The rules governing the Company’s disclosure requirements differ from those governing U.S. corporations pursuant to the Exchange Act. The Company is exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” the Company’s officers and directors and holders of more than 10% of the issued and outstanding Ordinary Shares, were initially exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of ordinary shares as well as from Section 16 short swing profit reporting and liability and short-sale restrictions. Notwithstanding the foregoing, effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, our directors and officers are subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act, requiring the public filing of Forms 3, 4, and 5. While these insiders must now report holdings and transactions within two business days, they remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short-sale restrictions of Section 16(c).
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
Accordingly, the Company’s shareholders may not receive the same protections afforded to shareholders of companies subject to all of the NYSE American’s corporate governance requirements. The Company would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the Company’s executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States. As an emerging growth company, the Company has elected to comply with certain reduced public company reporting requirements. Similar to emerging growth companies, foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if the Company no longer qualifies as an emerging growth company but remains a foreign private issuer, it will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer. For further details, see Item 3.D, Risk Factors – Risks Relating to Our Securities – As a “foreign private issuer” under the rules and regulations of the SEC, LPA is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home country corporate governance practices in lieu of certain NYSE American requirements applicable to U.S. public issuers. If at any time the Company ceases to be a foreign private issuer, it will take all action necessary to comply with the applicable rules of the SEC and the NYSE American.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Forward-looking statements relate to our business plans, objectives, expectations, financial outlook, financial performance and other matters. Such statements are typically identified by terms such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions. However, the absence of these terms does not preclude a statement from being forward-looking. Forward-looking statements are based on management’s current beliefs, assumptions and available information as of the date of this Annual Report. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.
These forward-looking statements reflect management’s current expectations, forecasts and assumptions and are subject to various risks, uncertainties and potential changes in circumstances. These statements speak only as of the date of this Annual Report. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this Annual Report address various subjects, which include, but are not limited to, statements regarding:
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
•LPA’s ability to maintain its listing on NYSE American;
•global economic disruptions and disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict in Iran, and other ongoing conflicts in the Middle East, which may exacerbate market pressures and economic volatility;
•increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflict between Russia and Ukraine, the conflict in Iran, and other ongoing conflicts in the Middle East;
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
•LPA’s strategic expansion plans, including geographic expansion, new markets and other plans;
•any downturn in the real estate industry;
•the ability of LPA to manage its growth effectively;
•the ability of LPA to develop and protect its brand;
•the ability of LPA to compete with competitors in existing and new markets and offerings;
•economic, political and social developments in Costa Rica, Colombia, Peru, and Mexico, including political instability, currency devaluation, inflation, and unemployment; and
•the economic performance of Costa Rica, Colombia, Peru, and Mexico, including their competitiveness as exporters of manufactured and other products to the United States and other key markets, and the impact of global economic conditions on these markets.
Forward-looking statements are provided for illustrative purposes only and do not guarantee future performance. The factors discussed under “Risk Factors” and elsewhere in this Annual Report may materially affect the Company’s future results and could cause actual outcomes to differ from those expressed or implied by these forward-looking statements.
The risks described under “Risk Factors” are not exhaustive, and other sections of this Annual Report identify additional factors that could adversely affect the Company’s business, financial condition, and operations. As new risk factors emerge from time to time, the Company cannot predict nor fully assess their impact, either individually or in combination, on actual results, which may differ materially from any forward-looking statements. The Company assumes no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events, or otherwise, except as required by law.
This Annual Report contains statements reflecting the Company’s beliefs, plans, objectives, expectations, opinions, and intentions based on information available as of the date of this Annual Report. While the Company believes such information provides a reasonable basis for these statements, investors should note that such information may be limited or incomplete and should not be relied on as comprehensive. These statements should not be construed to indicate that the Company has conducted an exhaustive review of all potentially relevant information. Although we believe the plans, objectives, expectations, opinions and intentions reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, objectives, expectations, opinions, intentions, or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in this Annual Report.

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
•Risks relating to our indebtedness, which may affect cash flow and expose our properties to the risk of foreclosure;
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
•Risks relating to potential write-downs or write-offs, restructuring and impairment or other charges, impairment losses in the value of our assets due to market conditions;
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
•Risks relating to Company’s business in real estate investments, which are not as liquid as certain other types of assets and have substantial revenue concentration, which is vulnerable to sector specific downturns;
•Risks relating to potential events of system failures or cybersecurity breaches and other technology disruptions;
•Risks associated with artificial intelligence (“AI”) and other new technologies;
•Risks relating to failure to remediate material weaknesses found in our internal control systems and maintain effective internal controls over financial reporting;
•Risks relating to a deterioration of our relationships with local communities may adversely affect our business continuity, reputation, liquidity, and results of operations; and
•Risks relating to deterioration of our current or future strategic partnerships, which could impact our reputation, customer relationships, and overall business performance.
Risks Relating to International Matters and Supply Chain
•Risks relating to foreign exchange risks, including our failure to mitigate our exposure to foreign currency fluctuations, which could adversely affect our financial results and cash flows;
•Risks relating to potential political instability in the U.S., regulatory uncertainty, tariff threats and trade tensions;
•Risks relating to current and future disruptions to commodity markets due to global conflicts and events, including the ongoing conflict between Russia and Ukraine, the conflict in Iran, and other ongoing conflicts in the Middle East;
•Risks relating to increases in energy prices, raw materials, equipment or wages due to inflation, changes in tariffs and duties and our inability to fully pass through input costs;
•Risks relating to Costa Rica, Colombia, Peru, and Mexico as emerging market economies;
•Risks relating to adverse economic conditions, changes in political and social governmental policies in Costa Rica, Colombia, Peru, and Mexico, including, but not limited to inflation, recession, currency devaluation, or political instability.
•Risks relating to the availability and price increases of key resources, such as water and electricity in Costa Rica, Colombia, Peru, and Mexico;
•Risks relating to legislative or regulatory action with respect to tax laws and regulations could adversely affect us;
•Risks relating to developments in the U.S. and other countries that may adversely affect the respective economies of Costa Rica, Colombia, Peru, and Mexico; and

•Risks relating to labor activism, union activities, work stoppages, or failure to maintain satisfactory labor relations.
Investment and Securities Risks
•Risks relating to market volatility, including interest rate fluctuations, increases in borrowing costs and credit spreads;
•Risks relating to LPA’s ownership structure consisting of its ownership in LLP as its sole asset, which may be insufficient to make distributions on Ordinary Shares or satisfy financial obligations;
•Risks relating to analysts’ reports, which may differ from LPA’s actual results and affect the price and trading volume of its Ordinary Shares;
•Risks relating to our failure to maintain an active, liquid trading market for Ordinary Shares, which may limit investors’ ability to sell shares at desired prices or quantities;
•Risks relating to the volatility or decline of the price of Ordinary Shares, regardless of our operating performance or due to significant sales of Ordinary Shares in the market;
•Risks relating to our failure to meet the listing requirements of the NYSE American;
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
•Risks relating to LPA’s status as a “foreign private issuer” and related exemptions to SEC disclosure requirements; and
•Risks relating to LPA’s “controlled company” and “emerging growth company” status and reduced transparency and shareholder protections compared to domestic public issuers.
Risks Relating to Regulatory and Compliance Factors
•Risks relating to the extensive regulation of our operations across multiple jurisdictions such local anti-corruption, anti-bribery, anti-money laundering, environmental, labor, health, construction and safety regulations and potential non-compliance with such regulations could result in substantial fines, criminal sanctions and operational restrictions;
•Risks relating to changes in tax laws, incentives, benefits and regulations could increase our real estate taxes;
•Risks relating to potential legal and administrative proceedings or government investigations;
•Risks relating to changes in government policies and judicial decisions in the countries where we operate; and
•Risks relating to LPA’s potential status as a passive foreign investment company for U.S. federal income tax purposes and the resulting adverse tax consequences for U.S. investors.
Risks Related to the New Circle Transaction
•Risks relating to sales of a substantial number of our Ordinary Shares by the Selling Shareholder and/or other shareholders, which could adversely affect the market price of our Ordinary Shares;
•Risks relating to the uncertainty of the actual number of Ordinary Shares we will sell to New Circle under the New Circle SEPA, the actual gross proceeds from such sales, and the possibility that we may not be able to access the full amount available under the agreement;
•Risks relating to dilution arising from the sale and issuance of our Ordinary Shares to New Circle, and the risk that subsequent sales by New Circle, or the perception that such sales may occur, could cause the price of our Ordinary Shares to decline;
•Risks relating to the investors who will buy Ordinary Shares at different times and will likely pay different prices;
•Risks relating to the future sales and issuances of our Ordinary Shares or other equity securities which might result in significant dilution and could cause the price of our Ordinary Shares to decline; and
•Risks relating to the management’s broad discretion over the use of the proceeds from sale of our Ordinary Shares to New Circle under the New Circle SEPA, including the risk that such uses may not improve our financial condition or market value.

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
If any of the risks outlined below materialize, whether individually or in combination, they may materially and adversely affect LPA’s business, financial condition, results of operations, cash flows and future outlook. This can potentially result in a decline in the market price of Ordinary Shares, and could result in a partial or total loss of your investment. Generally, investing in securities of issuers from emerging market countries, such as Costa Rica, Colombia, Peru, and Mexico, carries risks that differ from those associated with investing in securities from U.S. issuers.

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
The performance of the real estate markets in which we operate tends to be cyclical and tied to the condition of the U.S. economy and the economies in the countries in which we operate, including Costa Rica, Colombia, Peru, and Mexico, as well as to investors’ perceptions of the global economic outlook. Fluctuations in nominal gross domestic product (“GDP”), increased inflation, rising interest rates, declining employment levels, declining levels of investments and economic activity, declining demand for real estate, declining real estate values and periods of general economic slowdown or recession, or perceptions that any of these events may occur or are occurring, have had a negative impact on the real estate market in the past and may adversely affect our future performance. In addition, the performance of the economies of the countries in which we operate may be dependent on or driven by one or more specific industries and by other factors affecting local economies. Other factors that may affect general economic conditions or local real estate conditions include: population and demographic trends, employment and personal income trends, income and other tax laws, changes in interest rates and availability and costs of financing, increased operating costs (including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents), changes in the price of oil, construction costs and weather-related events. Our ability to reconfigure our portfolio rapidly in response to changes in economic conditions is extremely limited.
In addition, some of our principal expenses, including the service of our debt, income and real estate taxes, and operating and maintenance costs, including insurance costs, do not decrease when market conditions are unfavorable. These factors may impair our ability to respond in a timely manner to downturns in the performance of our industrial properties and may adversely affect our business, financial condition, results of operations and prospects. Any recession and/or downturn in the real estate industry, which may affect us again in the future, could give rise to:
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
Furthermore, we expect that a limited number of financial institutions will hold all or most of our cash, including some institutions located in the United States. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default or failure of any bank with which we maintain a commercial relationship. The U.S. Federal Deposit Insurance Corporation provides deposit insurance of $250,000 per depositor, while non-U.S. banks where we maintain some or all of our funds, typically provide insurance coverage of less than US$50,000, per depositor, per insured bank. The amounts that we have in deposits in U.S. banks and non-U.S. banks may exceed these insurance amounts. Therefore, if the governments in the U.S. and other countries where our funds are held do not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. The occurrence of any default or failure of any of the banks in which we have deposits could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Interest rate fluctuations may increase our borrowing costs and affect the valuation of our real estate portfolio, potentially impacting our financial performance and investment returns.
Fluctuations in interest rates present a risk for the development of new projects and therefore the growth rate of our business, to the extent that substantial increases in interest rates may affect the profitability of our investment opportunities, including financing of the development or acquisition of properties. We cannot provide assurance that interest rates will remain stable in the countries in which we operate. Any substantial increase in interest rates could negatively affect our business and financial condition.
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
Moreover, if interest rates increase, then so would the interest expense on our unhedged variable rate debt, which would adversely affect our business, financial condition, results of operations and prospects. As of December 31, 2025 and 2024, 26.1% and 63.2%, respectively, of our outstanding indebtedness bore fixed interest rates, respectively. In addition, we refinance fixed rate debt at times when we believe rates and terms are appropriate. Our efforts to manage these exposures may not be successful. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our business, financial condition, results of operations and prospects. Termination of interest rate hedge contracts typically involves costs, such as transaction fees or breakage costs.
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
•technological changes, such as reconfiguration of supply chains, automation, Artificial Intelligence (“AI”), robotics, 3D printing, digital transformation and other technologies;
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
•governmental and regulatory compliance obligations, including potential liabilities arising from environmental regulations, community rights, zoning restrictions, land use requirements, taxation, tariffs and other applicable laws and regulation; and
•supply chain disruptions, price volatility, and regulatory restrictions affecting essential utilities and key resources, including but not limited to, water and electricity, may materially impact the construction activities and operational costs across our markets, with particular exposure in our Latin American operations, including Costa Rica, Colombia, Peru, and Mexico.
These risk factors, individually or in combination, could materially impair our ability to recover our invested capital, require significant impairment charges and adversely affect our financial performance and returns to investors.
Our clients operate in certain specific industrial sectors in Costa Rica, Colombia, Peru, and Mexico. Thus, our business operations may be adversely affected by an economic downturn in any of these sectors.
Our clients operate across various industrial sectors across Costa Rica, Colombia, Peru, and Mexico. As of December 31, 2025, our tenant base in terms of Gross Leasable Area (“GLA”) was comprised primarily of companies engaged in the Consumer Goods Distribution (37.4%), Retail (23.7%), Third-Party Logistics (31.3%), and other industries (7.6%). Our exposure to these industries subjects us to the risks associated with these sectors. Companies operating in these industries are subject to various risks, including:
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
Our primary revenue stream derives from rental income generated by tenants at our industrial real estate properties. Accordingly, our performance depends on our ability to collect rent payments from our tenants and on our tenants’ ability to make those payments. The revenues and financial resources available to service our debt and make distributions could be materially and adversely affected if a significant number of our tenants, or any of our major tenants, or tenants affected in certain geographic regions, were to postpone the commencement of their new leases, decline to extend or renew their existing leases upon expiration, default on their rent and maintenance-related payment obligations, close down or reduce the level of operations of their businesses, enter reorganization proceedings or similar proceedings, or file for bankruptcy. Any of these events may be the result of various factors affecting our tenants. Any of these events could result in the suspension of each lease, the termination of the relevant lease and the loss of or decrease in the rental income attributable to the suspended or terminated lease.
Upon expiration of a lease, if a tenant does not renew its lease, we may be unable to secure a new tenant for the property, may need to incur substantial capital expenditures to re-lease the relevant properties, or the terms of the renewal or new lease (including the cost of renovations for the customer) may be less favorable to us than current lease terms. If a significant number of tenants were to default on their obligations under their leases, we could experience delays and incur substantial expenses in enforcing our rights as landlord.

A general decline in the economy may result in a decline in demand for space at our properties. As a result, tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. Any such event could result in the termination of that tenant’s lease and losses to us, and funds available for distribution to investors may decrease. If tenants were unable to comply with the terms of their leases for any reason, including because of rising costs or falling sales, we may deem it advisable to modify lease terms to allow tenants to pay a lower rent or smaller share of taxes, insurance and other operating costs. In the event of tenant insolvency or bankruptcy, our ability to recover possession of the premises may be delayed or impaired by the bankruptcy proceedings or related legal procedures. We also cannot provide assurance that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. Bankruptcy laws in some instances may restrict the amount and recoverability of our claims against the tenant. A tenant’s default on its obligations to us could adversely affect our financial condition and the cash we have available for distribution.
We have experienced delinquencies in rental payments historically in our lease portfolio. We cannot make assurances that this will not occur again in the future. See Item 4, Information on the Company.
Any increase in competition could lead to lower occupancy rates and rental income and could result in fewer investment opportunities.
We compete with a growing number of investors, developers of real estate projects and operators of industrial properties in Costa Rica, Colombia, Peru, and Mexico, many of which offer products similar to ours or may be interested in the same assets or properties. Some of our competitors may have significantly larger financial and other resources than ours and may have greater risk tolerance and different investment criteria than our established parameters permit.
Our principal competitors include Grupo Montecristo and Mobilaire, Inc., which operate industrial properties in Costa Rica, and Aldea Logistica Global S.A.C., which operates industrial properties in Peru. Additional competitors include Megacentro and Bodegas San Francisco Inmobiliaria Alquife S.A.C., which both own industrial assets in Peru and Chile. We also compete with local real estate investment trusts (“REITs,”) which own a significant number of industrial properties in Costa Rica and in Mexico. In addition, in the future we may face competition from other regional market participants or new market entrants as they emerge.
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
We are dependent on our ability to raise capital through financial markets, divestitures, or other sources to meet our future growth expectations.
Our business growth and real estate portfolio expansion depend on our ability to secure financing, divest assets and access other capital resources. While we may seek institutional financing, there can be no assurance that we will successfully access such or other capital sources. We also face the risk that the terms of available new financing may not be as favorable as the terms of our existing indebtedness, particularly increased interest rates, and we may be forced to allocate a material portion of our operating cash flow to service our debt, which would reduce the amount of cash available to fund our operations and capital expenditures or future business opportunities or for other purposes.

In addition, our ability to raise capital through the issuance and sale of ordinary shares to finance our future growth will depend in part on the prevailing market prices for our Ordinary Shares, which depend on a number of market conditions and other factors that may fluctuate from time to time, including:
•the market demand and investor sentiment;
•our financial performance and our tenants’ financial performance;
•our ability to meet market and investor expectations regarding our business performance and growth;
•the reports of financial analysts with respect to our business;
•the prevailing economic and political environments in Costa Rica, Colombia, Peru, and Mexico;
•the condition of the capital markets, including changes in the prevailing interest rates for fixed-income securities;
•the prevailing legal environments in Costa Rica, Colombia, Peru, and Mexico with respect to the protection of minority shareholder interests;
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
Any deterioration of our credit rating may materially impair our ability to obtain additional debt or equity financing on favorable terms, or at all. Our credit ratings are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analysis of us. Our credit ratings can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. There can be no assurance that we will be able to maintain our credit ratings. In the event our credit ratings deteriorate, it may be more difficult or expensive to obtain additional financing or refinance existing obligations or commitments. Also, a downgrade in our credit ratings would trigger additional costs or other potentially negative consequences under our current and future credit facilities and debt instruments.
Failure to secure additional capital on commercially reasonable terms could materially and adversely impact our future growth, business operations, financial condition, results of operations and prospects.
Our levels of indebtedness may affect our cash flows and expose our properties to the risk of foreclosure.
Since 2016, we have grown our portfolio through the development of new logistics and industrial real estate properties. Historically, we have financed our acquisitions and real estate purchases with equity contributions of our shareholders and cash proceeds from secured loans and credit facilities that have been typically secured by a mortgage or similar interest on the relevant property. If we were to acquire Stabilized portfolios in the future, we may continue to use this acquisition strategy and enter into similar secured loans. As of December 31, 2025, our total outstanding debt was $295.3 million. For more information on our existing indebtedness, see Item 5, Operating and Financial Review and Prospects.
We may from time to time incur additional indebtedness to finance strategic acquisitions, investments or strategic partnerships, or for other purposes. Our Charter does not currently contain any provisions that establish debt ratios or limitations on the incurrence of debt. Additionally, certain agreements we have entered into or may enter into in the future may establish limitations on our ability to incur debt, including approval from our shareholders. If we incur additional indebtedness or renegotiate the terms of our existing loans and credit facilities, our financial obligations may increase significantly and our ability to service our debt may be adversely affected.
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
•sell shares in our subsidiaries and/or enter into strategic partnerships; and
•take certain other corporate actions that would otherwise be desirable.
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
As of December 31, 2022, we were not in compliance with certain debt covenants set forth in our loan agreements with Banco Davivienda, Bancolombia and ITAÚ. Since the liabilities were payable on demand as of December 31, 2022, and we did not have the right to defer our settlement for at least twelve months after that date, we reclassified the debt balance with Banco Davivienda, Bancolombia and ITAÚ totaling $87,366,478 to be current liabilities as of December 31, 2022. We received waivers for the requirement to comply with the Banco Davivienda and Bancolombia financial covenants on February 17, 2023 and September 25, 2023, respectively. In April 2023, we refinanced our Banco Davivienda debt, thereby relieving any covenant requirement with that lender. The Bancolombia waiver was effective through December 31, 2023.We obtained additional waivers relating to compliance with the debt service coverage ratio as required by our loan covenants with Bancolombia for the assessment on June 30, 2025 and December 31, 2025. The next testing period for the covenants will occur on June 30, 2026.
The current interest rate environment could result in further covenant breaches and require further covenant waivers from financial institutions. No assurance can be provided that any such waivers will be obtained. Any default by us under our existing credit agreements that is not waived by the applicable lenders could materially adversely impact our results of operations and financial position, make it more difficult to obtain future financing and adversely impact our investors and business prospects.
Certain provisions within our lease agreements may be deemed legally unenforceable in the jurisdictions where we operate, potentially limiting our contractual rights and remedies.

All of our leases are governed by Costa Rican, Colombian, Peruvian, and Mexican law, as applicable. While some of our leases in Costa Rica provide that the tenant will not be entitled to rent withholding in the event of damage to or destruction of all or part of the relevant property (which are known as “hell or high water” provisions), under applicable law, the tenant will not accrue rent until repairs are made or may request a rent abatement equal to the percentage of the property that became damaged or destroyed. Our leases in Colombia, Peru, and Mexico do not include hell or high water provisions, and instead provide that in extraordinary situations, tenants may suspend rent payments for as long as the extraordinary situation results in the inability to use the leased property. Furthermore, if the extraordinary situation makes the use of the leased property permanently or definitively impossible, the tenant may invoke the termination of the contract. Additionally, some or all of our leases are subject to arbitration provisions. In those cases, we cannot give any assurance as to whether an arbitrator in the applicable country would uphold the relevant provisions of our leases or find them unenforceable. In the latter event, our rental income would decrease and our business, financial condition, results of operations and prospects could be adversely affected.
Our insurance coverage may not cover all the risks to which we may have exposure.
We carry insurance coverage for our properties against various risks, including general liability, earthquakes, floods and business interruption. We determine the type of coverage, and the policy specifications and limits based on what we deem to be the risks associated with our ownership of properties and our business operations in specific markets. That coverage typically includes property damage and rental loss insurance resulting from perils such as fire, windstorm, flood, and commercial general liability insurance. We believe our insurance coverage contains the policy specifications and insured limits customarily carried by companies owning similar properties, and taking part in similar business activities in our industry in Costa Rica, Colombia, Peru, and Mexico.
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
A number of our investments are located in areas in Costa Rica, Colombia, Peru, and Mexico that are known to be subject to natural disasters, such as earthquakes. We generally carry earthquake insurance on our properties located in areas historically subject to seismic activity, subject to coverage limitations and deductibles.
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
We may be required to take write-downs, write-offs, restructuring, impairment or other charges that could have a significant negative effect on our financial condition, results of operations and share price, which could cause you to lose some or all of your investment.
We may be forced to write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in us reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate covenants to which we may be subject. Accordingly, our shareholders could suffer a reduction in the value of their Ordinary Shares as a result of the foregoing factors and would be unlikely to have a remedy for such reduction in value.
A decrease in the fair value of our investment properties may adversely affect our results of operations.
Our investment properties are measured at fair value as of the end of each reporting period by a third party appraiser. The fair value of the investment properties can be impacted by factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead us to recognize an investment property valuation loss. The value of our investment properties is based on the net present value of our investment properties’ future net operating income and other revenues from or charges against those assets, divided by a discount rate determined by a third-party appraiser. The discount rate may vary as a result of changes in interest rates and other market conditions over which we have no control. The higher the discount rate, the lower the value of our assets. In 2025, 2024, and 2023, we recognized a gain on the revaluation of our investment properties of $20.6 million, $32.3 million, and $20.2 million, respectively.
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
Any of these risks could give rise to material unanticipated delays or expenses and could in certain circumstances prevent the completion of our development or renovation projects once they have commenced, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Construction materials, labor, and other related expenses can fluctuate, impacting the overall cost of developing new properties. In Colombia, for example, according to the Departamento Administrativo Nacional de Estadística (DANE) construction costs measured through the Índice de Costos de la Construcción de Edificaciones (ICOCED) determined that warehouse construction costs increased by an average 4.09% in 2025 and 4.28% in 2024. Such cost increases can affect project budgets, profitability, and timelines. Regarding supply chain issues, as an example, Colombia’s geography and transportation infrastructure can present challenges in procuring construction materials and equipment. Delays or disruptions in the supply chain, whether due to natural disasters, political unrest, or global events, can impact project timelines and increase costs.
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
For example, the Colombian government could seize or expropriate our assets under certain circumstances for fair compensation. Pursuant to Articles 58 and 59 of the Colombian constitution, the government can exercise its eminent domain powers in respect of private property assets in the event such action is deemed by the Government to be required in order to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary eminent domain proceeding, or (ii) an administrative eminent domain. In all cases we would be entitled to fair compensation for the expropriated assets. Also, as a general rule, compensation must be paid before the asset is effectively expropriated. However, the compensation may be lower than the price for which the expropriated asset could be sold in a free-market sale or the value of the asset as part of an ongoing business. The aforementioned Article 59 of the Colombian constitution establishes eminent domain for war reasons, which require that compensation be paid before eminent domain but can only be executed on a temporary basis.
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
Pursuant to the Mexican Constitution, the Mexican government is entitled to expropriate private property for reasons of public interest under certain circumstances. Under Mexican law, the government would be required to indemnify the owner of the property. However, the amount of that indemnification may be less than the market value of the property and payment may not be received until after a significant period of time, as no timing is specified, under applicable law, for the payment of that indemnification. In the event of expropriation of any of our properties, we may lose all or part of our investment in that property, which would adversely affect our expected returns on that investment. Further, pursuant to the Mexican National Law on Asset Forfeiture (Ley Nacional de Extinción de Dominio), we may be dispossessed of our properties by the Mexican government, declared by a judicial authority, without any consideration or compensation, if our tenants engage in certain criminal activities within our properties. Although our leases in Mexico include representations and warranties concerning our tenants’ activities within our properties, if such tenants engage in any illegal activities, we may still be subject to dispossession of any of our properties by the Mexican government, and, in that case, we may lose all or part of our investment in that property.
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
•the discovery of structural defects, environmental contamination or other latent defects in the property once construction has commenced; and
•delays in securing tenants.
Any failure to complete a development project in a timely manner and within budget or to lease the project after completion could have a material adverse effect on our business, financial condition, results of operations and prospects.
Where opportunities arise, we may explore the acquisition of properties or real estate assets in markets in the countries in which we operate. As part of our expansion plan, we intend to target new markets, such as Panama, Ecuador, and Chile. See “Item 4, Information on the Company.” Our ability to make acquisitions in new markets and to successfully integrate those acquisitions to our existing operations is subject to the same risks as our ability to do so in the markets in which we currently operate. In addition to these risks, we may lack sufficient market expertise, local relationships, and operational experience in new markets we seek to enter, and our current management may have limited or no experience in those markets, which could adversely affect our ability to expand into or operate in those markets and, consequently, our business, financial condition, results of operations and prospects. Additionally, market conditions in such new markets, including competition, prices and returns, may significantly differ from the market conditions of the countries in which we currently operate. We may not be able to achieve the desired return on our investments in new markets. If we are unsuccessful at expanding into new markets, our business, financial condition, results of operations and prospects could adversely be affected.
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
We may be unable to integrate the operations of newly acquired companies and realize the anticipated synergies and other benefits or do so within the anticipated timeframe. Potential difficulties we may encounter in the integration process include: (i) the inability to dispose of assets or operations that are outside of our area of expertise; (ii) potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with these transactions; and (iii) performance shortfalls as a result of the diversion of management’s attention caused by completing these transactions and integrating the companies’ operations.

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
To the extent that this particular sector is negatively impacted, all of our operations and our business may be negatively impacted as well. Further, within the industrial segment, we focus on premium assets (Class A Real Estate). This may present a risk to the extent that it narrows our target market, and therefore a decrease in demand in this market may affect our growth. Focusing our operations on a single business segment could have a material adverse effect on our business, financial condition, results of operations and prospects.
Real estate investments are not as liquid as certain other types of assets, which may adversely affect our financial condition and results of operations.
Real estate investments are not as liquid as other types of investments and this lack of liquidity may limit our ability to react promptly to changes in economic or other conditions. Significant expenditures associated with real estate properties, such as indebtedness payments, real estate taxes, maintenance costs, and the costs of any required improvements, are generally not reduced when circumstances cause a reduction in income from the investments. In circumstances requiring enhanced liquidity, we may need to dispose of investment properties potentially at prices below market value, which could materially and adversely affect our business, financial condition and/or results of operations. If we believe there is too much of a risk of incurring taxes on any taxable gains from the sale, or if market conditions are not attractive in the relevant regional market, we may not pursue those sales.
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
For the year ended December 31, 2025, our 10 largest tenants by rental income accounted for 44.2% of our rental income and 45.0% of our total Leased GLA, which refers to the GLA in our operating properties, properties under development, and land banks that is subject to a lease (“Leased GLA”). Kuehne + Nagel, Alicorp, Pequeño Mundo, PriceSmart, Natura, Yichang, CEVA, Indurama, Samsung, and IKEA were our largest customers in terms of rental income.
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
Further, while all of our leases are classified as operating leases, as of December 31, 2025, one of our leases included a purchase option at fair market value at the end of the lease term. As of December 31, 2025, the remaining lease term for this lease is 9.8 years. This lease accounted for approximately 1.5% of our total Leased GLA. If our tenant was to exercise such purchase options, this could affect our business, financial condition and results of operations.
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
Notwithstanding our implemented system redundancies, security measures and the disaster recovery plans for our internal and hosted information technology systems, our infrastructure remains vulnerable to damages from various sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cybersecurity attacks. In response to increasingly sophisticated and evolving cybersecurity threats, we maintain comprehensive processes to identify and assess material cybersecurity risks. Any system failure or incident that causes interruptions in our operations could compromise our operational capabilities, sensitive data, and financial information, potentially resulting in significant business interruption, financial losses, and reputational damage. We may incur additional costs and expenses in remedying damages caused by such disruptions, notwithstanding our reasonable mitigation efforts. Cybersecurity incidents affecting our third-party vendors, sub-processors, or service providers could result in unauthorized access to information or service disruptions, which may ultimately result in financial losses. Despite our detection systems and response procedures, the increased frequency of sophisticated cybersecurity threats (i.e. malware, ransomware, phishing and business email compromise) may cause a significant disruption to our business operations and lead to increased costs to respond to such incidents, including additional personnel, consultants and protection technologies. Any compromise of our security could result in a violation of applicable privacy laws and other regulations, unauthorized access to our information and of others, significant legal and financial exposure, loss or misuse of the information and a loss of confidence in our security measures, which could materially and adversely affect our business operations. Furthermore, while we maintain cyber liability insurance, certain remediation costs, fines, penalties, and other losses arising from security incidents may exceed our insurance coverage limits or be excluded from coverage under our policy.
Our business is exposed to certain risks associated with AI and other new technologies.
Information and operational technology systems continue to evolve and, in order to remain competitive, we must implement new technologies in a timely, cost-effective and efficient manner. For example, many software, hardware, services and general technological solutions vendors are currently including AI components for a very wide range of applications. The use of AI has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of end users. Any such cybersecurity incidents related to our use of AI could adversely affect our reputation and results of operations. Further, our ability to implement new technologies, including AI, may affect our competitiveness and, consequently, our results of operations.

Material weaknesses have been identified in our internal control systems. Failure to remediate these weaknesses and maintain an effective internal control over financial reporting could impair our ability to provide timely and accurate, financial reporting, potentially damaging investor confidence and materially affecting our business operations and financial results.
Prior to the consummation of the Business Combination, we were publicly registered in Colombia and not subject to the financial reporting requirements of the SEC. We have not had the accounting personnel and other resources required for SEC financial reporting purposes and for monitoring such work while maintaining appropriate segregation of duties. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In the course of preparing our audited consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As a result of the issues described above, deficiencies were identified, that either individually or in the aggregate, resulted in the identification of material weaknesses related to each component of the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, including control environment, risk assessment, control activities, information and communication, and monitoring activities. The material weaknesses led to the material misstatement and subsequent restatement of our audited consolidated financial statements for the years ended December 31, 2022 and 2021, and if not remediated timely may lead to material misstatements in the future. Following the identification of the material weaknesses, we have taken and plan to continue to take remedial measures. We cannot provide assurance, however, that these measures will fully address these material weaknesses in our internal control over financial reporting or that we will not identify additional material weaknesses or significant deficiencies in the future.
To address our identified material weaknesses, during 2025, we adopted and intend to continue to adopt several measures intended to improve our internal control over financial reporting. These measures include strengthening our finance, operations and information technology teams, and implementation of further policies, processes and internal controls relating to our financial reporting. Specifically, our planned remediation efforts are discussed under Item 15.
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
In the industrial and logistics real estate sector in the countries in which we operate, complications arising from relationships with local communities can have adverse effects on business continuity, reputation, liquidity, and results of operations. These complications are particularly relevant due to the nature of industrial and logistics projects and their potential impact on surrounding communities. Engaging with local communities is crucial for industrial and logistics real estate projects, as they often involve land acquisition, construction, and ongoing operations that can affect nearby communities. Concerns related to environmental impact, land rights, noise pollution, traffic congestion, and socio-economic benefits can significantly influence project development and operations in the countries in which we operate.

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
Risks Associated with Strategic Partnerships
Adverse developments in our partnerships could have significant repercussions for our reputation, customer relationships, and overall business performance.
We are engaged in certain partnerships, and our expansion plan involves entering into new partnerships. Our engagement in partnerships exposes us to risks that could adversely impact our reputation and brand value. While partnerships can provide strategic benefits, including access to new markets and shared resources, they also entail significant reliance on our partners’ actions and reputations. If a partner in a partnership were to engage in unethical business practices, experience operational failures, or face legal or regulatory actions, the negative publicity and reputational damage could extend to our Company, regardless of our level of involvement or culpability. Such incidents could lead to material adverse effects, including but not limited to, decreased customer trust, loss of business opportunities, potential liability issues, and negative impacts on our financial performance and results of operations.
Additionally, differences in corporate culture, standards, and values between us and our partners may lead to conflicts that can further jeopardize our reputation in the marketplace. Maintaining a strong and consistent brand identity while collaborating with partners poses ongoing operational and reputational challenges.
As a result, adverse developments in our partnerships could have significant repercussions for our reputation, customer relationships, and overall business performance. While we implement rigorous due diligence processes and monitor our partnerships closely, there can be no assurance that our efforts will be successful in mitigating these reputation-related risks.
We share control in partnership projects, which limits our ability to manage third-party risks associated with these projects.
Partnerships often exercise shared control over the operation of partnership assets. In most cases, we are minority participants and do not exert exclusive control over all the decisions of the ventures. Therefore, we may be unable to take action without the approval of our partners, or our partners could take actions binding on the partnership without our consent. In addition, actions by a partner or other third-party could expose us to claims for damages, financial penalties, and reputational harm, any of which could have an adverse effect on our business and operations. Partnership investments may involve risks such as the possibility that a partner in an investment might become insolvent or bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or take actions that are contrary to our instructions or to applicable laws and regulations.
Partnership projects may impede our ability to realize anticipated returns on investment, and may adversely affect our ability to timely and accurately report financial results.
Our partnerships may be unable or unwilling to timely distribute cash to the partners. Additionally, some of our partners may control distributions and choose to leave capital in the partnership rather than distribute it. As our ability to generate liquidity from our partnership depends, in part, on their ability to distribute capital to us, failure to receive distributions from our partners could reduce our return on these investments.
Preparing our financial statements requires us to have access to information regarding the results of operations, financial position and cash flows of our partnerships. Any deficiencies in our partnership entities’ internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our shares. Additionally, if the partnership entities are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Risks Relating to International Matters and Supply Chain
Our multinational operations expose us to foreign exchange risks, which may materially impact our reported financial results and cash flows.
Exchange rate fluctuations could adversely affect the economies of the countries in which we operate, and therefore, our results of operations. For example, the revenues of our operations in Colombia are denominated in local currency (Colombian peso), which accounted for approximately 19.4% of our total revenues for the year ended December 31, 2025. Therefore, a material devaluation of the Colombian peso against the U.S. dollar may affect the profitability of projects, and consequently, our business, financial conditions and results of operations when measured in U.S. dollars. Additionally, fluctuations of the Costa Rican colon, Peruvian sol and Mexican peso can affect our tax expenses, though certain of our leases, including in Costa Rica and Peru, and our largest lease in Mexico (representing 72% of GLA in the country), are denominated in U.S. dollars. Exchange fluctuations can also have significant implications for businesses operating in Peru due to the country’s dependence on international trade and exposure to global economic conditions.
We cannot assure you that any measures taken by the governments in the countries in which we operate would be sufficient to control any resulting fiscal or exchange imbalances.
Despite implementing hedging strategies, we may not be able to effectively mitigate our exposure to foreign currency fluctuations and interest rate risks, potentially resulting in adverse financial impact.
We may attempt to mitigate our risk by borrowing in the currencies in which we have significant investments thereby providing a natural hedge. We may also enter into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. Although we attempt to mitigate the potential adverse effects of changes in foreign currency rates there can be no assurance that those attempts will be successful. In addition, we occasionally may use interest rate swap contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows. As of December 31, 2025, none of our indebtedness was hedged with interest rate hedge contracts.
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
Changes in policies in the United States, regulatory uncertainty, tariff threats, and trade tensions may adversely impact our cash flows and financial results.
Our business operations may be adversely affected by changes in regulatory policies stemming from the current political landscape in the United States. The ongoing polarization in U.S. politics and the shifts in leadership could lead to changes in economic policy, regulation, and public sentiment that may adversely impact our industry globally.
The new U.S. administration has imposed new tariffs on imports, which prompted responses by other countries, significantly affecting international trade. On February 20, 2026, the U.S. Supreme Court issued an opinion limiting the U.S. President’s authority to impose certain tariffs under emergency powers. In response, the U.S. administration declared a 15% global tariff, though the initial implementation was for a 10% rate. The tariff policies of the U.S. administration continue to evolve, creating considerable uncertainty. These developments have impacted and are expected to further impact our cost structures and pricing strategies in the countries where we operate. The uncertainty surrounding existing and potential tariff policies may complicate our supply chain planning and international trade relationships, increase costs for raw materials and goods, and impact our profitability and competitive positioning in the market.
Additionally, changes in international trade policies and relationships may affect global commodity prices and market conditions and could have a material adverse impact on our business and results of operations. The adoption and expansion of trade restrictions; changes in the current U.S.-China relations, including on-going trade tensions; or other changes in governmental policies related to taxes, tariffs, trade agreements or any other policies are difficult to predict, and could adversely affect our costs, our tenants, and the U.S. economy and consequently could have a material adverse effect on our cash flows, competitive position, financial condition or results of operation.
Moreover, a portion of our portfolio located in Mexico is primarily leased to a logistics and distribution service provider whose operations are closely tied to cross-border trade flows and regional supply chains. Changes in trade policy frameworks governing North American commerce, including the interpretation, implementation, or potential modification of the United States–Mexico–Canada Agreement (“USMCA”), as well as related tariffs, customs enforcement practices, or regulatory requirements, could adversely affect the volume, efficiency, or cost structure of logistics and distribution activities conducted by such tenant. Logistics providers may be particularly sensitive to disruptions in cross-border movement of goods, shifts in supply-chain configurations, or increased compliance and operational costs, which could negatively affect their financial condition or space requirements. Any resulting reduction in demand for logistics services or reconfiguration of tenant operations could adversely affect occupancy levels, lease renewals, rental rates, or re-leasing timelines for our Mexican properties, and, in turn, could have a material adverse effect on our business, financial condition, cash flows, and results of operations.
As such, the uncertainty surrounding the geopolitical environment, the looming threat of tariffs, and escalating trade tensions globally may hinder our ability to forecast future performance and implement strategic initiatives effectively. Despite our risk management efforts and mitigation strategies, we cannot provide any assurance that such measures will be successful in addressing or minimizing the impact of political, regulatory, and trade-related risks on our business operations and financial results.
Current and future disruptions to commodity markets due to global conflicts and events, including the ongoing war between Russia and Ukraine, the conflict in Iran, and other ongoing conflicts in the Middle East, may adversely impact our cash flows and financial results.
Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions. The ongoing war between Russia and Ukraine, the conflict in Iran, and other ongoing conflicts in the Middle East, for example, may exacerbate market pressures and economic volatility. Although the duration and impact of the war between Russia and Ukraine, the conflict in Iran, and other ongoing conflicts in the Middle East and elsewhere remain unpredictable, such hostilities have caused and may continue to cause significant market disruptions, including disrupted supply chains and international trade, volatility in commodity prices, credit and capital markets. In particular, fuel costs may increase considerably due to conflict-related production declines. Any of the foregoing consequences, including those we cannot yet predict, may have a material adverse effect on our business, financial condition, liquidity and results of operations.
Political instability in Venezuela may contribute to regional uncertainty that could adversely affect our assets in Latin America.
Venezuela has experienced ongoing political and social instability following recent changes in national leadership, which has contributed to increased uncertainty in parts of Latin America. Although we do not own properties or conduct operations in Venezuela, political developments there may have indirect effects on nearby countries in which we operate, including Costa Rica, Colombia, Peru, and Mexico.
Regional uncertainty may negatively affect tenant demand and investment activity in these markets, which could result in increased vacancy rates, pressure on rental rates, delays in lease commencements or renewals, or increased credit risk among tenants with regional exposure. In addition, localized unrest or heightened security concerns could reduce the desirability or accessibility of certain properties and increase property-level operating costs. Governments in the region may also adopt regulatory or tax measures in response to regional instability that could adversely affect property ownership, leasing activity, or real estate valuations.
Any of these factors could adversely affect the value of our properties, our rental income and cash flows, and our results of operations and financial condition.
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
While most of our leases include inflation-related adjustments, these are not a perfect hedge for inflation, so our operating costs are also affected by inflation in the countries in which we operate.
Costa Rica, Colombia, Peru, and Mexico are emerging market economies, with risks to our results of operations and financial condition.
The Costa Rican, Colombian, Peruvian, and Mexican governments have exercised, and continue to exercise, significant influence over their economy. Accordingly, Costa Rican, Colombian, Peruvian, and Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Costa Rican, Colombian, Peruvian, and Mexican private sector entities in general, as well as on market conditions, prices and returns on Costa Rican, Colombian, Peruvian, and Mexican securities. We cannot predict the impact that political developments in Costa Rica, Colombia, Peru, and Mexico will have on the Costa Rican, Colombian, Peruvian, and Mexican economies, nor can we provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations or the market price of our shares. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our shares may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability, and other political, social and economic developments in or affecting Costa Rica, Colombia, Peru, and Mexico.
Each of the Costa Rican, Colombian, Peruvian, and Mexican economies in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Costa Rica, Colombia, Peru, or Mexico; however, each of these countries has imposed foreign exchange controls in the past. Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Venezuela, have recently been experiencing significant economic downturns and market volatility. These events could have adverse effects on the economic conditions and securities markets of other emerging market countries, including Costa Rica, Colombia, Peru, and Mexico.
Adverse economic conditions in Costa Rica, Colombia, Peru, and Mexico including but not limited to inflation, recession, currency devaluation, or political instability, could materially and adversely affect our financial condition and/or results of operations.
We are a company incorporated in the Cayman Islands with assets and operations in Costa Rica, Colombia, Peru, and Mexico. As a result, our business, financial condition and/or results of operations may be affected by general economic conditions, depreciation or devaluations of the Costa Rica colon, the Colombian peso, the Peruvian sol and the Mexican peso against the U.S. dollar, price volatility, inflation, interest rates, changes in taxation and regulation, crime rates and other economic, political or social developments in or affecting Costa Rica, Colombia, Peru, and Mexico over which we have no control. Moreover, in the past, each of Costa Rica, Colombia, Peru, and Mexico has experienced economic crises and prolonged periods of slow economic growth, caused by internal and external factors over which we have no control. We cannot give any assurance that the re-occurrence of such conditions will not have a material adverse effect on our business, financial condition and/or result of operations.
Our business may be materially affected by general economic conditions in Costa Rica, Colombia, Peru, and Mexico, including the rate of inflation, prevailing interest rates and changes in exchange rates between the Costa Rica colon, the Colombian peso, the Peruvian sol, and the Mexican peso versus the U.S. dollar. Decreases in the GDP of Costa Rica, Colombia, Peru and Mexico, and periods of negative growth and/or increased inflation or interest rates in each of these countries may result in lower demand for our properties or a decrease in our revenue.

Political and social developments in each of Costa Rica, Colombia, Peru, and Mexico, as well as changes in their governmental policies, could have a negative impact on our business and results of operations.
In Costa Rica, Colombia, Peru, and Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations or the use of public referendums could affect the political and economic situation in each of Costa Rica, Colombia, Peru, and Mexico, which could, in turn, adversely affect our business. Political disagreements between the executive and legislative branches of the governments of each of the countries in which we operate could cause such governments to come to a standstill and deter the timely implementation of political and economic reforms, which in turn could have a material adverse effect on their economic policy and, therefore, also on our business. We cannot predict the impact that political, economic and social conditions will have on the economies of Costa Rica, Colombia, Peru, and Mexico. In addition, we cannot provide assurance that political, economic or social developments in each of Costa Rica, Colombia, Peru, and Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our shares.
The governments of these countries have increasingly made significant changes to policies and regulations and may continue to do so in the future. For example, government spending decisions in the future may adversely affect economic growth. Government actions, such as the approval of new laws by the Costa Rica, Colombia, Peru, and/or Mexico legislatures implemented to control inflation, spending cuts and other regulations and policies may include, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects or the market price of our shares may be adversely affected by changes in governmental policies or regulations involving or affecting our management, operations and tax regime.
Prior government administrations in Costa Rica, Colombia, Peru, and Mexico have taken actions that have significantly undermined investors’ confidence in private ventures following the results of public referendums, such as the cancellation of public and private projects that were previously authorized. We cannot provide assurance that similar measures will not be taken in the future, which could have a negative effect on the economies and our operations in Costa Rica, Colombia, Peru, and Mexico.
Government actions and policies concerning the economy, social and political conditions, the environment, state-owned or state-controlled companies or state-owned or government-regulated financial institutions, in each of these jurisdictions, may have a material impact on private sector entities in general and on us in particular, as well as on financial market conditions and the prices of and returns on securities in Costa Rica, Colombia, Peru, and Mexico. Those actions and policies may include interest rate increases, changes in fiscal policy, price controls, currency devaluations, capital controls, limits on imports and other actions, any of which may have a negative impact on our business, financial condition, results of operations and prospects or the market price of our shares and may affect our ability to make distributions to our shareholders.
Since 2019, Peru has experienced heightened political instability and corruption. The political turmoil has led to the removal of five Peruvian presidents from 2019 through 2025. Most recently, in October 2025, the Peruvian congress removed the President from office, and the president of the congress assumed the country’s presidency on an interim basis in the absence of a Vice President. However, this new interim President was impeached four months into his term, and another new interim President was appointed on February 18, 2026. The new President leads a transitional government which is due to hold general elections in April 2026. Because we have significant operations in Peru, we cannot provide any assurance that political or economic developments, including changes to economic policies or the adoption of other reforms in Peru as a result of changes in the administration, will have no material effect on market conditions, the price of our securities, or our business operations and net income.
We cannot predict the impact of economic, social and political instability in or affecting Costa Rica, Colombia, Peru, and Mexico that could adversely affect our business, financial condition, results of operations and prospects or the market price of shares, as well as market conditions and prices of our securities. These and other future developments, over which we have no control, in the economic, political or social environments of Costa Rica, Colombia, Peru, and Mexico, may cause disruptions to our business operations and net income.

Reductions in availability, price increases and other restrictions affecting the supply of key resources, such as water and electricity, may affect the construction industry and the operation of rental facilities in Costa Rica, Colombia, Peru, and Mexico.
The construction and real estate industries in Costa Rica, Colombia, Peru, and Mexico are dependent on the availability of resources such as water and electricity. Reductions in availability, price increases and other restrictions affecting the supply of water and electricity may adversely affect our construction plans or change these plans in the future, or the operations of our tenants and thus their ability to comply with their obligations, and, as a result, negatively impact our business, financial conditions and results of operations.
Legislative or regulatory action with respect to tax laws and regulations could adversely affect our cash flow and financial results.
We are subject to the tax regulations of Costa Rica, Colombia, Peru, and Mexico. Tax laws in these countries are continually evolving, and we cannot assure you that these governments will not introduce and enact tax reforms or take other actions in response to economic, political or social conditions that could adversely affect our business, financial condition, results of operations and prospects or the market price of our shares. Changes in local tax laws or regulations may lead to an increase in our tax liability.
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
Economic developments in the U.S. and other countries may adversely affect Costa Rica’s, Colombia’s, Peru’s, and Mexico’s respective economies, our business, financial condition, and/or results of operations, and the market price of our shares.
The Costa Rican, Colombian, Peruvian and Mexican economies and the business, financial situation and operating results of companies in Costa Rica, Colombia, Peru, and Mexico may be affected to varying degrees by economic and market conditions in other countries. While economic conditions in other countries may differ significantly from economic conditions in Costa Rica, Colombia, Peru, and Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Costa Rica, Colombia, Peru, and Mexico issuers. Other geopolitical events, such as changes to United States monetary policy, the ongoing war between Ukraine and Russia, the conflict in Iran, and other ongoing conflicts in the Middle East, have contributed to high volatility and uncertainty in several financial markets, which may affect emerging economies, such as Costa Rica, Colombia, Peru, and Mexico, and may affect our ability to obtain financing or to refinance our indebtedness.
In addition, the U.S. economy heavily influences the Costa Rican, Colombian, Peruvian and Mexican economies, and therefore, adverse economic conditions in the United States, a review of policies, including policies relating to restrictions in investments in the oil and electricity sectors in Costa Rica, Colombia, Peru, and Mexico, or other related events affecting U.S. trade policy concerning Costa Rica, Colombia, Peru, and Mexico, could have a negative impact on the Costa Rica, Colombia, Peru and Mexico economies. Economic conditions in Costa Rica, Colombia, Peru, and Mexico have become increasingly correlated to economic conditions in the United States as a result of the U.S.-Colombia Trade Promotion Agreement, the Central America-Dominican Republic Free Trade Agreement, the U.S.-Peru Trade Promotion Agreement and the United States-Mexico-Canada Agreement, which have induced higher economic activity between the countries.
Likewise, any action taken by the current U.S. or Costa Rica, Colombia, Peru and Mexico administrations could have a negative impact on the Costa Rica, Colombia, Peru, and Mexico economies, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Costa Rica, Colombia, Peru, and Mexico. Moreover, perceptions that the United States and other countries are adopting protectionism measures could reduce international trade, investments and economic growth. The economic and political consequences may have an adverse effect on the Costa Rica, Colombia, Peru, and Mexico economies, which in turn could affect our business, financial condition, results of operations and prospects, and the market price of our shares. We cannot provide assurance that developments in other emerging market countries, the United States or elsewhere will not have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our shares.

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
Risks Relating to Our Securities
Market volatility, including fluctuations in interest rates, equity prices, and credit spreads, may materially and adversely affect our financial condition and results of operations.
Financial market volatility may adversely impact credit availability and contribute to economic deterioration in our markets including Costa Rica, Colombia, Peru, Mexico, the United States and other global markets. Financial market disruptions could materially and adversely affect our real estate asset valuations and investment portfolio, have a negative impact on the availability of credit generally or on the terms (including maturity) on which we and our subsidiaries are or may be able to secure financing (including refinancing our indebtedness), impair our ability or the ability of our subsidiaries to make payments of principal and/or interest on our outstanding debt when due or to refinance that debt, or impair our clients’ ability to enter into new leases (including leases indexed to inflation or denominated in U.S. dollars) or meet their rent payment obligations under their existing leases.
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
LPA is a holding company and does not directly own any operating assets other than its ownership of interests in LLP. LPA depends and will depend on LLP for distributions, loans, and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company, and to pay any dividends. The earnings from, or other available assets of LLP may not be sufficient to make distributions or pay dividends, pay expenses or satisfy LPA’s other financial obligations.
Reports published by analysts, including projections in those reports that differ from LPA’s actual results, could adversely affect the price and trading volume of its Ordinary Shares.
LPA’s management currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results LPA actually achieves. LPA’s share price may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on LPA downgrades LPA’s shares or publishes inaccurate or unfavorable research about its business, the price of Ordinary Shares could decline. If one or more of these analysts cease coverage of LPA or fails to publish reports on it regularly, its share price or trading volume could decline. While LPA’s management expects research analyst coverage, if no analysts commence coverage of LPA, the trading price and volume for Ordinary Shares could be adversely affected.
Limited liquidity in the trading market for our Ordinary Shares may limit your ability to sell Ordinary Shares at desired prices or in desired quantities.
Although our Ordinary Shares are listed on the NYSE American under the ticker symbol “LPA,” we cannot assure you that a liquid public market for our Ordinary Shares will be maintained. The trading price of the Ordinary Shares may be volatile and may not be indicative of the market price of Ordinary Shares that will prevail in the open market going forward. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. Failure to maintain an active and liquid trading market would likely have a material adverse effect on the value of Ordinary Shares and impair our ability to raise capital to fund operations by issuing Ordinary Shares.
The price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses for purchasers of our ordinary shares.
The price of Ordinary Shares may fluctuate due to a variety of factors, including:
•actual or anticipated fluctuations in LPA’s quarterly and annual results and those of other public companies in its industry;
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
These market and industry factors may materially reduce the market price of Ordinary Shares, regardless of LPA’s operating performance. The market price of our ordinary shares may decline below the price paid for our Ordinary Shares and you may not be able to sell your Ordinary Shares at or above the public offering price.
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
Sales of a substantial number of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.
As of the date of this Annual Report, approximately 100% of our outstanding Ordinary Shares have been registered for resale, pursuant to effective resale registration statements, and the remainder of our outstanding Ordinary Shares are freely tradable based on our initial registration.
On September 5, 2024, the Company filed a registration statement on Form F-1 to register 31,799,747 Ordinary Shares for resale. This resale registration statement, as amended on September 17, 2024, was declared effective by the SEC on September 20, 2024. On April 29, 2025, the Company filed a registration statement on Form F-3 (the “JREP Form F-3”) as a post-effective amendment to the existing F-1 to convert the existing Form F-1 into a resale registration statement on Form F-3. The JREP Form F-3 registered 30,499,323 Ordinary Shares for resale, and was declared effective by the SEC on May 5, 2025. As of December 31, 2025, JREP beneficially owned in the aggregate 26,314,500 Ordinary Shares, representing approximately 83.2% of all outstanding Ordinary Shares, any or all of which JREP has the ability to freely sell. Given the substantial number of Ordinary Shares that are registered for potential resale pursuant to the JREP Form F-3, the sale of said Ordinary Shares, or the perception in the market that the holders of a large number of those Ordinary Shares intend to sell Ordinary Shares could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.
On October 3, 2025, the Company filed a registration statement on Form F-3 (the “New Circle Form F-3”), which registered 5,041,598 Ordinary Shares for resale in connection with the New Circle SEPA. The New Circle Form F-3 was declared effective on December 1, 2025. See Risk Factors, Risks Related to the New Circle Transaction for a discussion on the risks related to the New Circle SEPA and the registration of our Ordinary Shares under the New Circle Form F-3.

Sales of a substantial number of Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Ordinary Shares.
Our failure to meet the continued listing requirements of the NYSE American could result in a delisting of our securities.
If we fail to satisfy the continued listing requirements of the NYSE American, such as the corporate governance requirements or the minimum share price requirement, the NYSE American may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair the shareholders’ ability to sell or purchase our securities at any time. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the NYSE American minimum share price requirement or prevent future non-compliance with the NYSE American’s listing requirements.
LPA may issue additional Ordinary Shares under the Equity Incentive Plan, which would dilute the interest of LPA’s shareholders.
As of the date of this Annual Report, LPA has issued 102,910 Ordinary Shares under its Equity Incentive Plan. LPA may issue a substantial number of additional Ordinary Shares under the Equity Incentive Plan. The issuance of additional Ordinary Shares: may significantly dilute the equity interest of investors and may adversely affect prevailing market prices for LPA’s securities, including Ordinary Shares.
LPA may or may not pay cash dividends in the foreseeable future.
Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of LPA and will depend on, among other things, applicable law, regulations, restrictions (including those contained in the Charter), LPA’s results of operations, financial condition, cash requirements, contractual restrictions, the future projects and plans of LPA and other factors that the LPA Board may deem relevant. In addition, LPA’s ability to pay dividends depends significantly on the extent to which it receives dividends from LLP and there can be no assurance that LLP will pay dividends. As a result, capital appreciation, if any, of Ordinary Shares will be an investor’s sole source of gain for the foreseeable future.
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
Certain existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders.
As of the date of this Annual Report, our directors and officers collectively own or control an aggregate of 83.5% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.
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

Certain existing shareholders acquired their shares at a price that is less than the market price of our Ordinary Shares as of the date of this Annual Report, and may earn a positive rate of return even if the price of our Ordinary Shares declines and may be willing to sell their shares at a price less than that of shareholders that acquired our shares in the public market would.
Certain existing shareholders may have purchased their respective Ordinary Shares at prices lower than current market prices and may therefore experience a positive rate of return on their investment, even if our public shareholders experience a negative rate of return on their investment. The last reported sales price of the Ordinary Shares on the NYSE American on March 17, 2026 was $2.60. These shareholders may earn a positive rate of return even if the price of our Ordinary Shares declines.
The sale or possibility of sale of such Ordinary Shares could have the effect of increasing the volatility in the Ordinary Share price or putting significant downward pressure on the price of the Ordinary Shares.
LPA incurs and expects to continue to incur higher costs as a result of operating as a public company.
We are a public company and incur significant additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements that we did not incur prior to becoming a publicly traded company. LPA incurs and expects to continue to incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC and the NYSE American. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These laws and regulations have increased our legal and financial compliance costs since becoming a public company and has rendered some activities more time-consuming and costly. LPA hired more employees and outside consultants to comply with these requirements, increasing its costs and expenses since becoming a public company. These laws and regulations may make it more difficult and costly to obtain certain types of insurance, including directors and officers (“D&O”) liability insurance, and LPA may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for LPA to attract and retain qualified persons to serve on the LPA Board or board committees or as executive officers. Furthermore, if LPA is unable to satisfy its obligations as a public company or the requirements of the NYSE American, it could be subject to delisting of its Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation.
We are dependent on key personnel. The loss of one or more members of our management team, including our Chief Executive Officer, could have a material adverse effect on our operations.
Our continuing success is attributable to a significant degree to the efforts of our management team, including our Chief Executive Officer, Esteban Saldarriaga. Our Chief Executive Officer and other members of our management team have favorable reputations in the real estate industry in the countries and region in which we operate. Our Chief Executive Officer is responsible, to a significant degree, for attracting new business opportunities and leading negotiations with lenders, potential strategic partnerships and large institutional clients. The loss of our Chief Executive Officer or any or all of the other members of our management team, including our Chief Financial Officer, Chief Operating Officer, and country managers in Costa Rica, Colombia, Peru, and Mexico, for any reason, their inability to remain in their current positions or our inability to replace them, could have a material adverse effect on our business, financial condition, results of operations and prospects and a negative impact on our business relationships with our lenders and clients.
LPA’s management team has limited experience managing and operating a U.S. public company.
Members of LPA’s management team have limited experience managing and operating a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Its transition to being a U.S. public company subjects LPA to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from its senior management that could divert their attention away from the day-to-day management of its business. LPA may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of U.S. public companies. The development and implementation of the standards and controls necessary for LPA to achieve the level of accounting standards required of a public company may require costs greater than expected. To support its operations as a U.S. public company, LPA has recruited and intends to continue to recruit additional qualified employees and has hired and intends to continue to hire external consultants with relevant experience as it continues to improve its internal controls and procedures. LPA expects that this will result in additional operating costs in future periods. Should any of these factors materialize, LPA’s business, financial condition and results of operations could be adversely affected.
Economic substance legislation of the Cayman Islands may adversely impact us or our operations.
The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Organization for Economic Co-operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) initiative as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, (as amended, the “Economic Substance Act”) contains economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” LPA is a Cayman Islands company, so its compliance obligations will include filing an annual notification, which needs to state whether LPA is carrying out any relevant activities and if so, whether LPA has satisfied economic substance tests to the extent required under the Economic Substance Act. If the Cayman Islands Tax Information Authority determines that LPA or any of its Cayman Islands subsidiaries has failed to meet the requirements imposed by the Economic Substance Act, LPA may face significant financial penalties, restriction on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands.
As it is still a relatively new regime, it is anticipated that the Economic Substance Act and associated guidance will evolve and may be subject to further clarification and amendments. LPA may need to allocate additional resources to keep updated with these developments and may have to make changes to its operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject LPA to penalties under the Economic Substance Act.
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
LPA’s corporate affairs are governed by the Charter, the Companies Act (as the same may be supplemented or amended from time to time)and the common law of the Cayman Islands. LPA is also subject to the federal securities laws of the United States. The rights of LPA shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of LPA’s directors to LPA under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of LPA’s shareholders and the fiduciary responsibilities of LPA’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
LPA is a Cayman Islands exempted company incorporated with limited liability and the majority of its assets are located outside of the United States. In addition, many of LPA’s directors and officers reside outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in the Cayman Islands courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom are not residents of the United States and whose assets may be located outside of the United States. It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands courts would hear original actions brought in the Cayman Islands against LPA or such persons predicated upon the securities laws of the United States or any state.
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
In addition, as a “foreign private issuer,” LPA is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE American requirements. LPA currently follows some, but not all, of the corporate governance requirements of the NYSE American. With respect to the corporate governance requirements of the NYSE American that it does follow, LPA cannot give any assurances that it will continue to follow such corporate governance requirements in the future and may therefore in the future rely on available NYSE American exemptions that would allow LPA to follow its home country practice. Unlike the requirements of the NYSE American, LPA is not required, under the corporate governance practice and requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor is LPA required to have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of

Ordinary Shares. For additional information regarding the home country practices LPA intends to follow in lieu of NYSE American requirements, see Item 16.G, Corporate Governance.
LPA would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of LPA’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of LPA’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of LPA’s assets are located in the United States; or (iii) LPA’s business is administered principally in the United States. If LPA loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. Additionally, future amendments to the existing rules and regulations, including those recently proposed by the SEC, may establish additional requirements to maintain “foreign private issuer” status, which we may not be able to satisfy. If this were to happen, LPA would likely incur substantial costs in fulfilling these additional regulatory requirements and members of LPA’s management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.
LPA is a “controlled company” within the meaning of the NYSE American rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
In addition to being a foreign private issuer, LPA is a “controlled company” as defined under the NYSE American rules, because JREP currently controls a majority of the voting power of the Ordinary Shares. For as long as LPA remains a controlled company under that definition, LPA is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of the LPA Board must consist of independent directors, that LPA has to establish a compensation committee composed entirely of independent directors or that LPA has independent director oversight of director nominations. Although LPA currently has a compensation committee and nominating committee, such committees are not composed entirely of “independent directors.” As a result, LPA shareholders do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For additional information regarding the corporate governance practices LPA follows and intends to follow in lieu of NYSE American requirements, see Item 16.G, Corporate Governance.
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
Risks Relating to Regulatory and Compliance Factors
We are subject to various laws and regulations, including the U.S. Foreign Corrupt Practices Act, international sanctions and local anti-corruption, anti-bribery, anti-money laundering, and antitrust laws and regulations in the countries in which we operate, and any violation of these laws or regulations could result in substantial fines, criminal sanctions, operational restrictions, and severe reputational damage, any of which could materially and adversely affect our business, financial condition and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust, and other international laws and regulations, and international sanctions, and are required to comply with the applicable laws and regulations in the Cayman Islands, Costa Rica, Colombia, Peru, Mexico, and similar laws and regulations.
We have implemented policies and procedures, which include training certain groups of our employees, seeking to ensure compliance with anti-corruption and related laws, and are in the process of reviewing such policies and procedures. However, some of these policies and procedures may not yet be completed or fully in effect as of the date of this Annual Report and there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures.
In addition, we rely heavily on our employees, representatives, contractors, and partners to assist us in identifying and reporting illegal or improper conduct. These individuals have varying levels of experience in detecting sophisticated misconduct, and we also rely on our counterparties to maintain and apply their own internal compliance procedures. If we are unable to apply the necessary scrutiny and oversight to our personnel or third parties, we increase the risk of regulatory breaches.
If we fail to fully comply with applicable laws and regulations, the relevant government authorities in the countries in which we operate may have the power and authority to investigate us and, if necessary, impose fines, penalties and remedies, which could cause us to lose clients, suppliers and access to debt and capital markets. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering, antitrust and international trade laws or regulations, or international sanctions could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our operations are subject to extensive governmental regulations across multiple jurisdictions, which could materially affect our business operations and financial performance.
We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, labor, equal opportunity, construction, occupational health and safety, civil and consumer protection and general building and zoning requirements in the various jurisdictions in which we operate. Any violations of such laws, ordinances and regulations by us, or the third parties we transact with, could result in material fines, penalties or remedies, or other administrative consequences, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We are subject to certain labor, health, construction/building and safety regulations in the various jurisdictions in which we operate and may be exposed to liabilities and potential costs for lack of compliance.
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
We anticipate that the regulation of our business operations under Costa Rican, Colombian, Peruvian, and Mexican federal, state and local environmental laws will increase and become more stringent over time. We cannot predict the effect that the enactment of additional environmental laws, regulations or official standards would have on our cash flows, costs for compliance, capital requirements or liabilities relating to damages claims, business, financial condition, results of operations and prospects.
In addition, applicable environmental laws and regulations with respect to responsibility for remediation differ in the different countries in which we operate. In Costa Rica, for example, unless some type of direct liability can be attributed to LPA or its subsidiaries, the tenant would be responsible for assuming the totality of the remediation costs. However, according to applicable environmental laws and regulations in Colombia, Peru, and Mexico we are jointly and severally liable with our tenants for the costs of remediation of soil pollution, even if the pollution was caused by the tenant. While our leases provide that the tenant is liable for the cost of any remediation actions, we can give no assurance that tenants would meet their obligations. If any of our tenants were to pollute the soil of our properties and fail to take remediation action or pay for the cost thereof, we would be required to undertake the remediation ourselves and could be held liable for any damages, which could materially and adversely affect our business, financial condition, results of operations and prospects.
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

Peru, for instance, has taken steps to address climate change through various policies and legislation. Costa Rica, Colombia, Peru and, Mexico have ratified the Paris Agreement and have set targets for reducing greenhouse gas emissions. Additionally, the countries in which we operate implemented measures to promote sustainable development and resilience in the face of climate change impacts. While specific data on the potential losses or impacts related to future climate change in the industrial and logistics real estate sector in these countries may not be readily available, there are potential risks and uncertainties associated with climate change. This includes the possibility of stricter regulations, increased costs for adaptation and mitigation measures, and potential disruptions to operations due to extreme weather events or changing market dynamics.
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
Changes in tax laws, incentives, benefits, and regulations could increase our real estate taxes.
Changes in tax laws, regulations, related interpretations and tax accounting standards in Costa Rica, Colombia, Peru, Mexico or other countries in which we may operate in the future may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. However, it is not possible to precisely predict if and how potential changes may affect our business, but one or more states or municipalities, the federal government in the countries in which we operate or other countries may seek to challenge the taxation or procedures applied to our transactions, and could impose taxes or additional reporting, record-keeping or indirect tax collection obligations on our business. New taxes could also require us to incur substantial costs to collect and remit taxes.
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
In Colombia, a tax reform approved by the Colombian Congress in December 2022 increased the capital gain tax from 10% to 15% and implemented a new stamp tax ranging between 1.5% to 3% on the transfer of real estate exceeding 995.980.000 Colombian Pesos.
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
We cannot provide assurance that any tax benefits we rely on will remain in place or that we will continue to qualify for them. If certain tax incentives are not retained or renewed, our profits may decline.
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
As of December 31, 2025 and 2024, we had not provisioned any amounts to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more legal proceedings in which we are currently involved or may come to be involved were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material.
If LPA is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.
If LPA is characterized as a passive foreign investment company (“PFIC”) for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. If a U.S. holder does not make a QEF election or a mark-to-market election, as described in the section of this Annual Report entitled Item 10.E, Certain Material U.S. Federal Income Tax Considerations - Ownership and Disposition of Ordinary Shares by U.S. Holders, such U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of such U.S. holder’s Ordinary Shares, and (ii) any “excess distribution” that a U.S. holder receives on his or her Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or U.S. holder’s holding period, whichever is shorter).
Based on current estimates of LPA’s gross income and the estimated fair market value of its gross assets and the nature of its business, LPA does not expect that it will be classified as a PFIC for its most recent taxable year. However, whether LPA is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether LPA will be treated as a PFIC for its current taxable year or for future taxable years, and there can be no assurance that LPA will not be treated as a PFIC for any taxable year. LPA’s U.S. counsel expresses no opinion with respect to LPA’s PFIC status for any taxable year. In addition, for any taxable year with respect to which LPA determines it is a PFIC, upon request of a U.S. holder, LPA intends to use commercially reasonable efforts to make available information reasonably necessary to compute income of such U.S. holder as a result of LPA’s status as a PFIC, including timely providing a PFIC Annual Information Statement to enable such U.S. holder to make a QEF Election with respect to PFIC stock. Please see the section of this Annual Report entitled Item 10. E, Certain Material U.S. Federal Income Tax Considerations - Ownership and Disposition of Ordinary Shares by U.S. Holders - Passive Foreign Investment Company Rules for a more detailed discussion with respect to LPA’s potential PFIC status and the implications to U.S. holders if LPA is a PFIC, U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Ordinary Shares.
Risks Related to the New Circle Transaction
It is not possible to predict the actual number of Ordinary Shares we will sell under the New Circle SEPA, or the actual gross proceeds resulting from those sales. Further, we may not have access to the full amount available under the New Circle SEPA.
On September 23, 2025, we entered into the New Circle SEPA, pursuant to which New Circle has committed to purchase up to $30,000,000 of our Ordinary Shares, which may be sold by us to New Circle at our discretion from time to time, subject to certain limitations and conditions set forth in the New Circle SEPA, and we issued Ordinary Shares having an aggregate value of $300,000 to New Circle as the Commitment Shares, as consideration for New Circle’s commitment to purchase Ordinary Shares under the New Circle SEPA in lieu of cash.
We generally have the right to control the timing and amount of any sales of our Ordinary Shares to New Circle under the New Circle SEPA. Sales of our Ordinary Shares, if any, to New Circle under the New Circle SEPA will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to New Circle all, some or none of the Ordinary Shares that may be available for us to sell to New Circle pursuant to the New Circle SEPA.
As the purchase price per share to be paid by New Circle for the Ordinary Shares that we may elect to sell to New Circle under the New Circle SEPA, if any, will fluctuate based on the market prices of our Ordinary Shares prior to each Purchase made pursuant to the New Circle SEPA, if any, it is not possible for us to predict, as of the date of this Annual Report and prior to any such sales, the number of Ordinary Shares that we will sell to New Circle under the New Circle SEPA, the purchase price per share that New Circle will pay for Ordinary Shares purchased from us under the New Circle SEPA, or the aggregate gross proceeds that we will receive from those purchases by New Circle under the New Circle SEPA, if any.
Moreover, although the New Circle SEPA provides that we may sell up to an aggregate of $30,000,000 of our Ordinary Shares to New Circle, only 5,041,598 Ordinary Shares are registered for resale under an effective registration statement. If we elect to sell and issue to New Circle all of the 5,041,598 Ordinary Shares registered for resale, depending on the market price of our Ordinary Shares prior to each Purchase made pursuant to the New Circle SEPA, the actual gross proceeds from the sale of all such Ordinary Shares may be substantially less than the $30,000,000 available to us under the New Circle SEPA, which could materially adversely affect our liquidity.
If it becomes necessary for us to issue and sell to New Circle under the New Circle SEPA more than the 5,041,598 Ordinary Shares registered for resale in order to receive aggregate gross proceeds equal to $30,000,000 under the New Circle SEPA, we must file with the SEC one or more additional registration statements to register for resale any such additional Ordinary Shares we wish to sell from time to time under the New Circle SEPA, which the SEC must declare effective. Any issuance and sale by us under the New Circle SEPA of Ordinary Shares in addition to the 5,041,598 Ordinary Shares being registered for resale by New Circle under the Registration Statement could cause additional dilution to our shareholders.
We are not required or permitted to issue any Ordinary Shares under the New Circle SEPA if such issuance would breach our obligations under the rules of the NYSE American. In addition, New Circle will not be required to purchase any Ordinary Shares if such sale would result in New Circle’s beneficial ownership exceeding 4.99% of the then issued and outstanding Ordinary Shares, which we refer to herein as the Beneficial Ownership Limitation. Our inability to access a part or all of the amount available under the New Circle SEPA, in the absence of any other financing sources, could have a material adverse effect on our business.
The sale and issuance of our Ordinary Shares to New Circle will cause dilution to our existing shareholders, and the sale of the Ordinary Shares acquired by New Circle, or the perception that such sales may occur, could cause the price of our Ordinary Shares to fall.
The purchase price for the Ordinary Shares that we may sell to New Circle under the New Circle SEPA will fluctuate based on the price of our Ordinary Shares. Depending on a number of factors, including market liquidity, sales of such Ordinary Shares may cause the trading price of our Ordinary Shares to fall.
If and when we do sell Ordinary Shares to New Circle, after New Circle has acquired the shares, New Circle may resell all, some, or none of those Ordinary Shares at its discretion, subject to the terms of the New Circle SEPA. Therefore, sales of Ordinary Shares to New Circle by us could result in substantial dilution to the economic and voting interests of other holders of our Ordinary Shares. Additionally, the sale of a substantial number of Ordinary Shares to New Circle, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we might otherwise wish to effect sales.
Investors who buy Ordinary Shares at different times will likely pay different prices.
Pursuant to the New Circle SEPA, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of Ordinary Shares sold to New Circle. If and when we do elect to sell Ordinary Shares to New Circle under the New Circle SEPA, after New Circle has acquired such shares, New Circle may resell all or a portion of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase Ordinary Shares from New Circle at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the Ordinary Shares they purchase from New Circle as a result of future sales made by us to New Circle at prices lower than the prices such investors paid for their Ordinary Shares.

Future sales and issuances of our Ordinary Shares or other equity securities might result in significant dilution and could cause the price of our Ordinary Shares to decline.
To raise capital, we may sell our Ordinary Shares, securities convertible or exchangeable into our Ordinary Shares, or other equity securities in one or more transactions other than those contemplated by the New Circle SEPA, at prices and in a manner we determine from time to time. We may sell Ordinary Shares, convertible securities or other equity securities in any other offering at a price per share that is less than the price per share paid by New Circle, and New Circle or investors purchasing convertible securities or other equity securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Ordinary Shares, convertible securities or other equity securities in future transactions may be higher or lower than the price per share paid by New Circle. Any sales of additional Ordinary Shares will dilute our existing shareholders.
Sales of a substantial number of our Ordinary Shares in the public market or the perception that these sales might occur could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares.
Management will have broad discretion as to the use of the proceeds from our sale of Ordinary Shares to New Circle under the New Circle SEPA, and uses may not improve our financial condition or market value.
We will not receive any proceeds from the resale of Ordinary Shares by New Circle. However, we may receive up to $30,000,000 in aggregate gross proceeds under the New Circle SEPA from sales of our Ordinary Shares that we may elect to make to New Circle pursuant to the New Circle SEPA, if any, from time to time in our discretion.
We currently intend to use the net proceeds from any sale of Ordinary Shares to New Circle for general corporate purposes, which could include financing our operations in support of our property management and development activities, capital expenditures, working capital, and the repayment or refinancing of outstanding indebtedness. However, management will have broad discretion in the application of any such net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from such sales of Ordinary Shares. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operation, and share price. Pending their use, we may invest the net proceeds from such sales of Ordinary Shares in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have the opportunity to influence our decisions on how to use the net proceeds from such sales of Ordinary Shares.
Item 4: Information on the Company
A.History and Development of the Company
Logistic Properties of the Americas was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2023. The mailing address of the Company’s registered office is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and its telephone number is +506 2204-7020. The Company’s principal executive office address is 1395 Brickell Avenue, Suite 800, Miami, FL 33131 and its chief administrative office is located at Plaza Tempo, Edificio B, Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.
Prior to the consummation of the Business Combination, LPA’s business was operated by LatAm Logistic Properties, S.A., a C-corporation organized under the laws of the Republic of Panama (“LLP”). LLP was originally incorporated as a limited liability company, as provided in Law. No 4 of 2009 by Public Deed No. 6409 dated April 29, 2015, and registered before the Public Registry of Panama on May 4, 2015. On January 13, 2021, LLP was converted into a C-corporation regulated by Law No. 32 of 1927, with resolution duly registered before the Public Registry of Panama on January 13, 2021.
On March 27, 2024, LPA consummated the Business Combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”) by and among two, a Cayman Islands exempted company (“TWOA”), LLP and, by joinder agreements, each of LPA, Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of LPA (“SPAC Merger Sub”), and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of LPA (“Company Merger Sub”). As a result, on March 27, 2024: (i) SPAC Merger Sub merged with and into TWOA, with TWOA surviving the merger (the “SPAC Merger”) and, in connection therewith, each issued and outstanding security of TWOA immediately prior to the effective time of the Mergers (as defined below) (the “Effective Time”) was automatically canceled and deemed no longer outstanding, in exchange for the right of each holder thereof to receive a substantially equivalent security amount of Ordinary Shares of the Company; (ii) Company Merger Sub, merged with and into LLP, with LLP surviving the merger (the “Company Merger,” and together with the SPAC Merger, the “Mergers”) and, in connection therewith, each issued and outstanding security of LLP immediately prior to the Effective Time was automatically cancelled and deemed no longer outstanding, in exchange for the right of each holder thereof to receive Ordinary Shares; and (iii) as a result of the Mergers, TWOA and LLP each became wholly-owned subsidiaries of LPA, and the Ordinary Shares were listed on the NYSE American.
In connection with the Business Combination, on February 16, 2024, TWOA entered into the PIPE Subscription Agreement with Bonaventure Investments Holding Inc. (such investor and its permitted successors and assigns, the “PIPE Subscriber”), pursuant to which the PIPE Subscriber purchased 1,500,000 TWOA Class A ordinary shares (the “PIPE Shares”) at a price of $10.00 per share, for an aggregate purchase price of $15,000,000, in a private placement (the “PIPE Investment”) that was consummated at the Effective Time. The PIPE Shares were converted into 1,500,000 Ordinary Shares in connection with the Mergers. In connection with the PIPE Investment, the PIPE Subscriber was granted certain registration rights.
For a description of the Company’s principal capital expenditures, see Item 4.D, Information on the Company - Property, Plants, and Equipment and Item 5.B, Operating and Financial Review and Prospects - Liquidity and Capital Resources - Capital Expenditures. We currently do not have any significant divestitures in progress.
The Company’s principal website address is lpamericas.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Annual Report, and you should not consider it a part of this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.
B.Business Overview
Our Mission
Our goal is to be the leading developer, owner and manager of logistics and industrial facilities of the future across Latin America. Our mission is to provide logistics and industrial real estate solutions that enable the most efficient distribution of goods for a more environmentally conscious society.
Overview
We are a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics and industrial assets across Latin America. We focus on modern logistics and industrial Class A Real Estate in high growth and high barrier-to-entry markets that are undersupplied and have low penetration rates. We believe we are a leading institutional, development, logistics and industrial platform in our four countries of operation today: Costa Rica, Colombia, Peru, and Mexico. We have significant expertise in designing and developing logistics and industrial assets, which we own, manage and lease on a long-term basis. Our strategic footprint and operational expertise enable us to provide our tenants with “last mile” distribution capabilities that are critical to logistics and industrial infrastructure and be well located to leverage strong e-Commerce and “nearshoring” trends.
Our business model is designed to generate recurring revenue from long-term leases with creditworthy tenants, which we believe drives attractive unit economics. We believe our corporate structure provides us with the following advantages:
•Investment focus: We have designed our business model to participate across the real estate value creation chain including (i) structuring and financing, (ii) development, (iii) lease-up and (iv) asset management, in comparison to REITs, which are generally required to focus on Stabilized Properties or nearly Stabilized Properties;
•Management fee structure: We manage our properties internally and do not pay management fees to third parties, which we believe better aligns our interests with investors, as opposed to the externally managed REIT model; and
•Long term value creation: We develop and manage our assets with a focus on the quality of our real estate and maximizing its long-term value, in comparison to managing our development, operations and maintenance activities to achieve shorter term dividend targets.
On August 15, 2025, LPA acquired two operating investment properties in Puebla, Mexico through a strategic partnership with Inmobiliaria y Constructora Alas, S.A. (“Alas”). This key milestone aligns with LPA’s strategy to expand its regional presence in Latin America and represents its first entry into Mexico’s strategically vital logistics real estate market. Refer to Note 18 of the Audited Consolidated Financial Statements for further information.
As of December 31, 2025, our operating portfolio was comprised of 34 properties with a GLA of close to six million square feet. Our portfolio has a Stabilized occupancy rate of 100.0% and a weighted average remaining lease term of 4.9 years on our current leases.
The following table presents a summary of our total revenues and our profit (loss) for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,
	2025	2024	2023
Total revenues	$50,130,627	$43,862,372	$39,436,343
Profit (loss) for the period	$16,108,820	$(19,426,051)	$7,156,005
Between December 31, 2024 and December 31, 2025, we increased our Cash Net Operating Income, or Cash NOI, by $4.5 million or 12.4%, from $35.8 million to $40.3 million. Between December 31, 2023 and December 31, 2024, we increased our Cash Net Operating Income, or Cash NOI, by $2.7 million or 8.1%, from $33.1 million to $35.8 million. For a reconciliation of Cash NOI to the nearest IFRS Accounting Standards measure, see Item 5, Operating and Financial Review and Prospects - Operating Results.
Our portfolio is comprised of Class A logistic and industrial warehouses that are well positioned to serve the key logistical functions of the growing e-Commerce market and nearshoring trade. All properties in Colombia, and certain properties in Costa Rica and Peru are certified by EDGE, a green building certification system sponsored by the IFC (International Finance Corporation), a member of the World Bank Group, and administered by GBCI (Green Business Certification Inc.), which promotes the development of sustainable buildings, both internally, with expansive floor capacity, natural light and sufficient height clearance levels, as well as externally, with shared truck maneuvering yards, optimized platforms and container parking. These modern specifications enable our tenants to drive operational efficiencies for timely delivery of their goods and implement highly advanced operational and logistics processes that enhance their ability to compete. Our high quality and diversified tenant base is comprised of leading multinational companies that operate primarily in the consumer goods, third party logistics and other retail sectors including Kuehne + Nagel, Alicorp, Pequeño Mundo, PriceSmart, Natura, Yichang, CEVA, Indurama, Samsung, and IKEA.
The following table sets forth a summary of our real estate portfolio as of December 31, 2025, 2024, and 2023:

	As of and for the years ended December 31,
	2025	2024	2023
Number of operating real estate properties	34	30	28
Operating GLA (sq. ft) (1)	5,804,261	5,121,625	4,619,616
Leased GLA (sq. ft) (2)	5,992,995	5,637,044	5,308,454
Number of tenants	58	57	53
Average rent per square foot per year	$8.65	$7.79	$7.80
Weighted average remaining lease term	4.9 years	5.1 years	5.3 years
Stabilized occupancy rate (% of GLA)	100.0%	98.3%	100.0%
Total rental revenue	$49,111,725	$43,581,348	$39,327,779
U.S. dollar denominated rental revenue as a % of total revenue	79.9%	79.5%	79.3%
(1)“Operating GLA” refers to the GLA in operating properties. Operating properties are investment properties that have achieved Stabilization. We define Stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.
(2)“Leased GLA” refers to the GLA in operating properties, properties under development, and land bank that is subject to a lease.

Our operating portfolio is geographically diversified, as shown below:

	As of December 31, 2025
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,471	43%	19
Colombia	1,255,286	22%	5
Peru	1,774,816	31%	8
Mexico	257,688	4%	2
Total	5,804,261	100%	34

	As of December 31, 2024
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,516,137	49%	19
Colombia	1,255,404	25%	5
Peru	1,350,084	26%	6
Mexico	—	—%	—
Total	5,121,625	100%	30

	As of December 31, 2023
	Total Operating GLA (sq ft)	% of Portfolio GLA	Number of Buildings
Costa Rica	2,358,693	51%	18
Colombia	1,255,404	27%	5
Peru	1,005,519	22%	5
Mexico	—	—%	—
Total	4,619,616	100%	28
Our rental revenue for the years ended December 31, 2025, 2024 and 2023, is summarized below:

	For the year ended December 31, 2025		For the year ended December 31, 2024		For the year ended December 31, 2023
	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue	Rental Revenue(1)	% of Rental Revenue

Costa Rica	$24,137,597	50%	$23,953,313	55%	$22,029,141	56%
Colombia	$9,990,095	20%	$8,701,738	20%	$8,038,441	20%
Peru	$14,317,465	29%	$10,926,297	25%	$9,260,197	24%
Mexico	$666,568	1%	$—	—%	$—	—%
Total	$49,111,725	100%	$43,581,348	100%	$39,327,779	100%
(1)All leases in Costa Rica and Peru and a majority of the leases in Mexico are denominated in U.S. Dollars, while leases in Colombia are denominated in Colombian pesos

Core Geographies
Our portfolio is strategically located within key trade and logistics corridors in key cities of Costa Rica, Colombia, Peru, and Mexico. During 2025, we acquired two operating investment properties in Puebla, Mexico through a strategic partnership with Alas, which aligns with our strategy to expand our regional presence in Latin America. The Mexico operating segment was added as our fourth segment beginning in the third quarter of 2025. We target some of the most dynamic industrial markets with the lowest vacancy rates across the Class A Real Estate logistics segment across Latin America. These markets are generally characterized by strong GDP growth, population growth, and monetary and fiscal policies that attract multinational and regional corporations. Our asset base is geographically diversified with approximately 43%, 22%, 31%, and 4% of our Operating GLA located in Costa Rica, Colombia, Peru, and Mexico, respectively, as of December 31, 2025. We believe this diversification mitigates economic, political and other risks and provides significant expansion opportunities in attractive geographies for our tenants. For further information regarding our principal markets, including a breakdown of total revenues by category of activity, geographic market and segments, and other factors material to the company’s business or profitability see Item 4, Information on the Company, and Item 5, Operating and Financial Review and Prospects - Operating Results.
Regulation
We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, labor, equal opportunity, construction, occupational health and safety, civil and consumer protection and general building and zoning requirements in the various jurisdictions in which we operate. See Item 3, Key Information.
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
The Colombian Civil Code and the Colombian Code of Commerce are the set of rules that regulate, in general, the real estate industry, and therefore LPA’s operations in Colombia. LPA’s activity is also subject to environmental and urban planning regulations in Colombia, which consist of a set of national and municipal legal regulations and provisions aimed at protecting the environment and the use of natural resources and organizing the development of urban and rural areas in the country. This includes the urban land use plans that define land use zones, density and building height regulations, as well as regulations on land use, construction standards, and permit acquisition procedures.
Our operations in Mexico are conducted through subsidiaries and strategic partnerships, including a master trust structure established to hold and administer project assets in Puebla. These operations are subject to the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), which governs corporate governance, and the Foreign Investment Law (Ley de Inversión Extranjera). Real estate and leasing activities are primarily governed by the Federal Civil Code and the Civil Code for the State of Puebla. Because our assets are held through a master trust, we are also subject to the Law of Credit Institutions (Ley de Instituciones de Crédito), which regulates the fiduciary duties of the Mexican trustee bank. Furthermore, our industrial operations must comply with the General Law of Ecological Equilibrium and Environmental Protection (LGEEPA), which mandates environmental impact assessments and regulates air emissions, water use, and waste management. We are also subject to local urban planning and zoning regulations, including requirements for construction permits and land use authorizations issued by municipal authorities.
In addition, Mexico’s legal framework for real estate is heavily influenced by government policies and can be subject to changes in regulations, tax policies, and land use planning. These factors directly impact the operations and profitability of industrial and logistics real estate companies, including LPA.
Capital Planning and Liquidity Arrangements
As part of our capital planning and liquidity strategy, on September 23, 2025, we entered into a standby equity purchase agreement with New Circle. The agreement provides us with the ability, subject to its terms and conditions, to issue and sell up to $30.0 million of our Ordinary Shares to New Circle from time to time, at our election. We view this arrangement as a flexible source of equity financing that may be used, as appropriate, to support our ongoing operations and strategic initiatives. For further discussion of the New Circle SEPA, see Item 5, Liquidity and Capital Resources.

C.Organizational structure
The following diagram illustrates the structure of LPA as of the date hereof:

D.Property, plants, and equipment
Our Properties
Our properties consist of Stabilized assets, properties that are in the development phase, and the land reserves we own or control.
Stabilized Portfolio. The table below sets forth information regarding our real estate portfolio of Stabilized assets as of and for the years ended December 31, 2025 and 2024, respectively.

Property	Location	Total GLA (sq ft)	Total GLA (sqm)	% of Portfolio GLA	Rental Revenue for the year ended December 31, 2025 (USD in thousands)	% of Rental Revenue for the year ended December 31, 2025	First Year of Operation	Number of Buildings	Appraisal Value(1) as of December 31, 2025 (USD in thousands)
Costa Rica
Latam Logistic Park Coyol 1	San José, Coyol	831,328	77,233	14.3%	$8,183	16.7%	2016	5	$88,429
Latam Logistic Park Coyol 2	San José, Coyol	270,572	25,137	4.7%	$2,840	5.8%	2019	1	$30,131
Latam Logistic Park Coyol 3	San José, Coyol	92,031	8,550	1.6%	$1,173	2.4%	2020	1	$10,171
Latam Logistic Park Coyol 4	San José, Coyol	121,632	11,300	2.1%	$828	1.7%	2021	1	$12,439
Latam Bodegas Atenas	Atenas	48,685	4,523	0.8%	$448	0.9%	2019	1	$4,691
Latam Bodegas Aurora	Heredia	103,441	9,610	1.8%	$849	1.7%	2019	2	$6,776
Latam Bodegas San Joaquin	Heredia	90,923	8,447	1.6%	$580	1.2%	2019	2	$9,359
San Rafael Industrial Park	San Rafael	120,760	11,219	2.1%	$1,176	2.4%	2019	1	$13,664
Latam Logistic Park San José – Verbena	San José	837,099	77,769	14.4%	$8,060	16.4%	2022	5	$87,541
Colombia
Latam Logistic Park Calle 80	Bogota, Calle 80	1,255,286	116,620	21.6%	$9,990	20.3%	2019	5	$144,844
Peru
Latam Logistic Park Lima Sur	Lima, Lurin	1,351,860	125,592	23.3%	$11,744	23.9%	2019	6	$122,406
Latam Parque Logistico Callao	Callao	422,956	39,294	7.3%	$2,574	5.2%	2025	2	$45,762
Mexico
Puebla Fideicomiso 6384 Park	Puebla	257,688	23,940	4.4%	$667	1.4%	2025	2	$20,569

Property	Location	Total GLA (sq ft)	Total GLA (sqm)	% of Portfolio GLA	Rental Revenue for the year ended December 31, 2024 (USD in thousands)	% of Rental Revenue for the year ended December 31, 2024	First Year of Operations	Number of Buildings	Appraisal Value(1) as of December 31, 2024 (USD in thousands)

Costa Rica
Latam Logistic Park Coyol 1	San José, Coyol	831,328	77,233	16.2%	$8,182	18.8%	2016	5	$87,642
Latam Logistic Park Coyol 2	San José, Coyol	270,572	25,137	5.3%	$2,671	6.1%	2019	1	$29,794
Latam Logistic Park Coyol 3	San José, Coyol	92,031	8,550	1.8%	$1,189	2.7%	2020	1	$9,666
Latam Logistic Park Coyol 4	San José, Coyol	121,632	11,300	2.4%	$943	2.2%	2021	1	$11,289
Latam Bodegas Atenas	Atenas	48,685	4,523	1.0%	$457	1.0%	2019	1	$4,711
Latam Bodegas Aurora	Heredia	103,107	9,579	2.0%	$664	1.5%	2019	2	$7,031
Latam Bodegas San Joaquin	Heredia	90,923	8,447	1.8%	$847	1.9%	2019	2	$9,590
San Rafael Industrial Park	San Rafael	120,760	11,219	2.4%	$1,176	2.7%	2019	1	$13,692
Latam Logistic Park San José – Verbena	San José	837,099	77,769	16.3%	$7,884	18.1%	2022	5	$86,680
Colombia
Latam Logistic Park Calle 80	Bogota, Calle 80	1,255,404	116,631	24.5%	$8,702	20.0%	2019	5	$109,066
Peru
Latam Logistic Park Lima Sur	Lima, Lurin	1,350,084	125,427	26.3%	$10,316	23.7%	2019	6	$123,018
(1)We value our portfolio on a quarterly basis utilizing appraisals conducted by an independent appraiser.
Properties Under Development. We pursue development projects by leveraging our existing portfolio of strategic land positions to support our expansion strategy. We target locations that meet our investment criteria and support our multinational and regional tenant base, typically by developing assets that are specifically designed to meet their needs. As of December 31, 2025, occupancy of our operating portfolio was 100.0% and approximately 84.1% of our assets under development (by GLA) were pre-leased, which significantly mitigates our development risk. We target average yields-on-cost, which we define as Cash NOI to aggregate estimated investment, that are 200 to 300 basis points above our estimates of where similar Stabilized assets trade. From a return-on-equity perspective, we target mid-to-high teens returns when we retain full ownership of the properties, and potentially higher returns when we partner through strategic partnerships. In order to manage our return profile, we typically use third-party developers under negotiated fixed price arrangements. As of December 31, 2025, we were developing one building across our markets, with an expected total GLA of 224,427 square feet.
The table below sets forth our portfolio of development assets as of December 31, 2025.

		Total Expected Investment			Investment to Date				Estimated Stabilization Date
	Project GLA	Land and Infrastructure	Shell(1)	Total	Land and Infrastructure	Shell(1)	Total	Leased
	(sq ft)	(USD in thousands)			(USD in thousands)			(%)
Peru	224,427	$9,500	$2,700	$12,200	$6,400	$300	$6,700	84.1%	Jan-27
(1)A shell is generally composed of the primary structure, the building envelope (roof and façade), and related mechanical and supply systems including electricity, water and drainage.
The table below sets forth our portfolio of development assets as of December 31, 2024.

		Total Expected Investment			Investment to Date				Estimated Stabilization Date
	Project GLA	Land and Infrastructure	Shell(1)	Total	Land and Infrastructure	Shell(1)	Total	Leased
	(sq ft)	(USD in thousands)			(USD in thousands)			(%)
Peru	421,321	$22,100	$15,700	$37,800	$11,838	$10,254	$22,092	100%	Nov-25
(1)A shell is generally composed of the primary structure, the building envelope (roof and façade), and related mechanical and supply systems including electricity, water and drainage.
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
The tables below set forth our land reserves and development potential as of December 31, 2025 and 2024, respectively.

Location	Total Land Reserves	% of Total Land Reserves	Appraisal Value as of December 31, 2025	Estimated GLA to be Developed
	(acres)	(%)	(USD)	(sq ft)
Colombia	50.6	72.7%	$30,177,087	1,090,211
Peru	19.0	27.3%	$9,917,236	441,115

Location	Total Land Reserves	% of Total Land Reserves	Appraisal Value as of December 31, 2024	Estimated GLA to be Developed
	(acres)	(%)	(USD)	(sq ft)
Colombia	50.6	62.1%	$23,851,330	1,090,211
Peru	30.9	37.9%	$16,691,019	670,322
Our Tenants
We have developed longstanding relationships with our well-diversified tenant base of leading multinational and regional companies. Our tenants operate in a wide range of industries, which we believe provides us with significant portfolio diversification. Our tenant base generally consists of companies with significant e-Commerce activities requiring specialized “last mile” distribution capabilities. As of December 31, 2025, we had more than 50 tenants, with no single tenant accounting for more than 10% of our total Leased GLA. Our weighted average remaining lease term as of December 31, 2025 was 4.9 years, and approximately 79.9% of our rental revenue for the year ended December 31, 2025 was denominated in U.S. dollars.

For the year ended December 31, 2025, our ten largest tenants accounted for less than half of our rental income. The following table sets forth the information on our largest tenants for the year ended as of December 31, 2025.

Tenant	Industry	Country	Share of Total Rental Revenue

Kuehne + Nagel	Third-Party Logistics	Colombia and Peru	7.3%
Alicorp	Consumer Goods	Peru	5.8%
Pequeño Mundo	Other Retail	Costa Rica	5.8%
PriceSmart	Other Retail	Costa Rica and Colombia	4.6%
Natura	Consumer Goods	Peru and Costa Rica	4.5%
Yichang	Consumer Goods	Peru	3.8%
CEVA	Third-Party Logistics	Colombia	3.4%
Indurama	Consumer Goods	Peru	3.2%
Samsung	Consumer Goods	Colombia	3.1%
IKEA	Other Retail	Colombia	2.9%
For the year ended December 31, 2024, our ten largest tenants accounted for less than half of our rental income. The following table sets forth the information on our largest tenants for the year ended December 31, 2024.

Tenant	Industry	Country	Share of Total Rental Revenue

Kuehne + Nagel	Third-Party Logistics	Colombia and Peru	7.0%
Alicorp	Consumer Goods	Peru	6.8%
Pequeño Mundo	Other Retail	Costa Rica	6.1%
Natura	Consumer Goods	Peru and Costa Rica	4.8%
PriceSmart	Other Retail	Costa Rica	4.4%
Farmanova	Other Retail	Costa Rica	3.9%
Indurama	Consumer Goods	Peru	3.5%
Rex Cargo	Third-Party Logistics	Costa Rica	3.4%
CEVA	Third-Party Logistics	Colombia	3.4%
Samsung	Consumer Goods	Colombia	3.3%
We estimate that over 90% of our Leased GLA as of December 31, 2025 and December 31, 2024 served logistics needs for our tenants. The following table provides an industry breakdown of our tenants whose space serves logistics needs for the year ended December 31, 2025.

Tenant Base by Industry	Rental Revenue	Share of Total Rental Revenue	Share of Total Leased GLA
Consumer Goods	$17,568,909	35.8%	37.4%
Third-Party Logistics	$14,295,996	29.1%	31.3%
Other Retail	$13,158,331	26.8%	23.7%

The following table contains an industry breakdown for the year ended December 31, 2024.

Tenant Base by Industry	Rental Revenue	Share of Total Rental Revenue	Share of Total Leased GLA
Consumer Goods	$15,525,344	35.6%	40.5%
Third-Party Logistics	$11,172,475	25.6%	27.6%
Other Retail	$13,246,467	30.4%	25.3%
The following table contains an industry breakdown for the year ended December 31, 2023.

Tenant Base by Industry	Rental Revenue	Share of Total Rental Revenue	Share of Total Leased GLA
Consumer Goods	$12,132,666	30.9%	36.2%
Third-Party Logistics	$10,026,757	25.5%	20.4%
Other Retail	$13,631,520	34.7%	40.5%
Our Stabilized assets have historically achieved high occupancy rates. The following table shows our Stabilized occupancy rates as of December 31, 2025, 2024, and 2023.

Occupancy rate	As of December 31,
	2025	2024	2023
Costa Rica	100.0%	99.4%	100.0%
Colombia	100.0%	100.0%	100.0%
Peru	100.0%	94.8%	100.0%
Mexico	100.0%	—%	—%
Aggregate Stabilized portfolio	100.0%	98.3%	100.0%

Our Leases
As of December 31, 2025, we had 66 leases in place. Our leases are typically for initial terms ranging from 5 to 10 years and generally grant our tenants renewal options for one or more additional terms of varying lengths. Our security deposits typically approximate one or two months of rent. We are responsible for latent defects in the properties, and we are typically required to perform structural maintenance periodically and as needed. Our leases entitle us to rescind the lease and collect rents that are due and owed if a tenant defaults on its rent payment obligation, vacates the property, or enters bankruptcy or insolvency proceedings (to the extent permitted under applicable local laws and regulations). We are also entitled to terminate the lease in the cases of:
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
We routinely inspect our properties, and we proactively manage our relationships with our tenants. We strive to maintain regular dialogue with our tenants regarding their real estate intentions, and we actively manage our portfolio of leases to avoid large expirations in any given year in order to manage cash flows and mitigate re-leasing risk. The following table sets forth the expiration profile of our occupied lease portfolio as of December 31, 2025:
Rent under our leases typically accrues monthly and is adjusted annually for inflation based on a Consumer Price Index or by a contractual percentage rate. Our tenants are typically responsible for the costs of improvements and structural modifications needed to tailor the facilities. We believe this investment responsibility increases our tenants’ switching costs and leads to strong occupancy rates for our properties. As of December 31, 2025, only one of our leases included a purchase option on the property.
We have established rigorous tenant approval criteria. We evaluate applicants based on their financial capacity and that of their guarantors, among other factors. As of December 31, 2025, approximately 74.2% of our leases were secured by guarantees or other credit support mechanisms. We maintain standard procedures to manage our past due rent portfolio and doubtful accounts, which vary based on the amount of the receivable, period outstanding and other considerations. As of December 31, 2025, operating lease receivables from seventeen leases were past due for more than 90 days, totaling to an amount of less than $1.4 million.
Development and Acquisition Activities
We actively develop logistics properties, analyze potential acquisitions of new land and building assets, and evaluate potential strategic partnership arrangements. We focus on Class A Real Estate logistics facilities and target properties for development and acquisition in major industrial centers with established infrastructure.
We pursue development projects by leveraging our existing portfolio of strategic land positions. As discussed above, for our development activities, we target average yields-on-cost that are 200 to 300 basis points above our estimates of where similar Stabilized assets trade. From a return-on-equity perspective, we target mid-to-high teens returns when we retain full ownership of the properties, and potentially higher returns when we partner with fee-paying local partners through strategic partnerships.
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
As part of our strategy, we intend to enter into strategic partnerships if we determine that doing so would be the most effective means of financing, developing or managing specific projects and to manage our exposure to different countries, submarkets and tenants.
Environment
Our mission is to provide logistics and industrial real estate solutions that enable the most efficient distribution of goods for a more environmentally conscious society. Environmental sustainability is fundamental to our corporate culture, and we design our assets to minimize their environmental impact to enable our tenants to achieve their environmental sustainability objectives.
Sustainable Building Design and Certification: Our facilities are designed and constructed with a rigorous focus on sustainability, prominently featuring EDGE certification. This ensures significant reductions in energy consumption, potable water usage, and embodied energy in materials, thereby lowering the carbon footprint compared to conventional buildings. We continuously explore and implement innovative green building technologies.
Energy and Water Management: We actively manage and optimize energy and water consumption within our properties. This includes the implementation of energy-efficient systems, smart metering, and water-saving technologies to reduce demand and improve operational efficiency. Our goal is to minimize resource depletion and associated environmental impacts.
Waste Management and Circularity: We are dedicated to responsible waste management, emphasizing reduction, reuse, and recycling across our logistics parks. We implement comprehensive programs to divert waste from landfills and support a more circular economy within our operations and tenant activities.
We have formally joined the GRESB assessment, a global benchmark for environmental, social, and governance (ESG) performance in real assets. By participating in GRESB, we demonstrate a proactive approach to transparency and continuous improvement in our ESG practices, aligning with international best practices.
Social
Human Capital and Employee Development: We prioritize the well-being and professional growth of our workforce. This includes structured professional development policies, comprehensive training programs, and performance-based incentives, such as annual bonuses. Regular feedback mechanisms and annual reviews are integral to fostering a culture of continuous improvement and employee satisfaction.
Responsible Value Chain Management: Our commitment extends throughout our value chain. We implement stringent supplier selection criteria and uphold a rigorous suppliers’ code of conduct, supported by comprehensive databases. We believe our sustainable procurement practices help to ensure environmental and social responsibility across our supply network.
Tenant and Client Relationships: We actively engage with our tenants and clients to foster sustainable operations and build strong, lasting relationships. This includes providing clear “sustainable use of facilities manuals” for tenants and establishing open communication channels. By deeply understanding client needs, we aim to become a strategic partner in their growth, ensuring mutual benefit and positive social outcomes.
Governance
Integrated Management and Aligned Interests: We operate under an internally managed structure, with the goal of ensuring a direct alignment of interests between management and stakeholders. We believe this approach fosters efficiency and responsiveness, rooted in systematic management practices that can be benchmarked against internationally recognized frameworks and management standards.
Experienced and Representative Board: Our Board comprises highly experienced professionals with deep industry knowledge, ensuring robust strategic guidance and oversight. The Board is structured to enhance adequate representation of shareholders’ interests, fostering balanced decision-making, which aligns with the principles of international governance frameworks and guidance.
Independent Committee Leadership: Several key committees within our governance structure are led by independent Board members. This independence encourages unbiased oversight, strengthens accountability, and enhances the integrity of decision-making processes, particularly in areas like audit, compensation, and the oversight of our asset management strategy.
Transparency through Defined Policies and Regulations: We aim to maintain a high degree of transparency through clearly defined and communicated policies, procedures, and internal regulations. This commitment to transparency helps to ensure that our operations are predictable, fair, and adhere to all legal and ethical requirements. We believe that the systematic documentation and control required by management system standards further bolster transparency and compliance by providing clear frameworks for managing information related to our assets.
Clearly Defined Investment Criteria: All investment decisions are guided by stringent and clearly defined investment criteria. This disciplined approach is meant to ensure that capital allocation is strategic, risk-adjusted, and aligned with our long-term objectives and sustainability goals. Our goal is to make investments that enhance asset value, optimize lifecycle costs, and meet environmental performance targets.
Insurance
We maintain insurance policies covering our properties against various risks, including general liability, earthquakes, floods, and business interruption. We determine coverage types, policy specifications and limits based on our assessment of property ownership and market-specific operational risks. Our insurance coverage encompasses property damage, rental loss protection and commercial general liability insurance, protecting against perils including but not limited to fire, windstorm, flood, and commercial general liability insurance. See Item 3.D, Key Information.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5: Operating and Financial Review and Prospects
The following discussion and analysis of the financial condition and results of operations should be read together with our audited consolidated financial statements as of December 31, 2025 and December 31, 2024 and for the years ended December 31, 2025, 2024, and 2023, together with related notes thereto (the “Audited Consolidated Financial Statements”), and the rest of our Annual Report on Form 20-F for the year ended December 31, 2025. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards. The following discussion contains forward-looking statements.
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

Investment property operating expense
Investment property operating expense includes the direct operating expenses of the property, including repairs and maintenance, property management costs, utilities, insurance, real estate taxes, expected credit loss adjustments, tenant-billable operating expenses, interest expense on property-related land lease liabilities, and other property-related expenses. The majority of the property operating expenses can be recovered through the rental recoveries charged to tenants.
General and administrative expense
General and administrative expense includes personnel costs such as salaries, bonuses, employee benefits, director fees, and share-based payments expenses; operating costs of the business support functions, including finance and accounting, legal, human resources and administrative, as well as service and professional fees, office expenses, and bank service charges.
Listing expense
Listing expense is recognized upon consummation of the Business Combination in accordance with IFRS 2, Share-based Payment (“IFRS 2”), representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets, which represents a service received by the accounting acquirer. Refer to Note 4 of the Audited Consolidated Financial Statements for further information.
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
Interest income from affiliates
Interest income from affiliates mainly consists of interest generated by issuing notes to related parties and key personnel. No interest income from affiliates was recognized during the year ended December 31, 2025, as the only note to related parties and key personnel outstanding was settled in March 2024.
Financing costs
Financing costs consist of interest expense, costs of raising debt, and amortization expense of deferred financing costs. These costs include various fees and charges associated with the process of issuing debt, refinancing the debt, and other fees and commissions paid to third parties involved in the financing process. Interest expense represents the interest costs incurred through loans.
Net foreign currency gain (loss)
Net foreign currency gain (loss) consists of the net profit or loss generated through the settlement of monetary items or from the remeasurement of monetary items using exchange rates that differ from those applied upon initial recognition.
Gain on sale of investment properties and disposition of asset held for sale
Gain on sale of investment property consists of profit or loss recognized through disposal of our investment properties. The properties are carried at fair value prior to disposal. Disposals of our properties require a deduction of the cost of selling the property from the fair value price, which may result in a gain or loss on the sale.
Other income
Other income consists of interest income from certificates of deposit and bank accounts as well as installment payment receivables from the sale of investment properties, income in connection with certain lock-up release agreements that we entered into with certain non-affiliated shareholders in June 2024 (the “Lock-Up Release Agreements,” “Lock-Up Shares”), and other miscellaneous income, including stamp-duty tax refunds.
Other expenses
Other expenses consists of transaction-related costs in connection with the Business Combination and Share Purchase Agreement, fees in connection with the Lock-Up Release Agreements, transaction costs related to the New Circle SEPA, and other miscellaneous expenses, including capital raising costs, deal pursuit costs, and loss on disposition of properties.

Income tax expense
Income tax expense refers to the amount of tax owed to the relevant tax authority. Income tax expense comprises of current and deferred tax. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted as of the reporting date, and any adjustments to tax payable in respect of previous periods. Deferred tax is recognized using the balance sheet liability method in accordance with IAS 12, Income taxes (“IAS 12”) on taxable temporary differences between the tax base and the accounting base of items included in our consolidated statement of financial position.
Our Segments
Our four reportable segments are the geographic regions we operate in, which are Costa Rica, Colombia, Peru, and Mexico. The four geographic segments primarily derive revenue from various operating leases with customers for the rental of warehouses. Our portfolio is strategically located within key trade and logistics corridors in key cities of Costa Rica, Colombia, and Peru, and in Mexico, which was introduced as a new operating segment in 2025, to conduct commercial operations.
Costa Rica: As of December 31, 2025, Costa Rica is our largest operating segment, with 19 buildings and an Operating GLA of 2.5 million square feet.
Colombia: As of December 31, 2025, Colombia has 5 buildings with an Operating GLA of 1.3 million square feet and land reserves of 50.6 acres.
Peru: As of December 31, 2025, Peru has 8 buildings with an Operating GLA of 1.8 million square feet and land reserves of 19.0 acres.
Mexico:  As of December 31, 2025, Mexico has 2 buildings with an Operating GLA of 0.3 million square feet.
Revenue by segment
Management analyzes revenue by comparing actual monthly revenue to internal projections and prior periods across the operating segments in order to assess performance, identify potential areas for improvement, and determine whether the segments are meeting management’s expectations.
Segment Net Operating Income (“NOI”)
Management defines NOI as revenue without other revenue (which primarily relates to development fee revenue) less investment property operating expense. Management uses NOI by segment to assess financial performance at the segment level.

Results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024
The results of operations presented below should be reviewed in conjunction with our Audited Consolidated Financial Statements. The following table presents information from our consolidated statements of profit or loss and other comprehensive income (loss) for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025	2024	$ Change	% Change
REVENUE
Costa Rica	$24,137,597	$23,953,313	$184,284	0.8%
Colombia	9,990,095	8,701,738	1,288,357	14.8%
Peru	14,317,465	10,926,297	3,391,168	31.0%
Mexico	666,568	—	666,568	NM
Unallocated revenue	1,018,902	281,024	737,878	262.6%
Total revenues	50,130,627	43,862,372	6,268,255	14.3%

Investment property operating expense
Costa Rica	(3,530,451)	(3,196,940)	(333,511)	10.4%
Colombia	(1,432,212)	(1,113,871)	(318,341)	28.6%
Peru	(3,145,207)	(2,663,723)	(481,484)	18.1%
Mexico	(39,948)	—	(39,948)	NM
Total investment property operating expense	(8,147,818)	(6,974,534)	(1,173,284)	16.8%
General and administrative expense	(16,732,668)	(15,626,057)	(1,106,611)	7.1%
Listing expense	—	(44,469,613)	44,469,613	NM
Investment property valuation gain	20,649,485	32,347,462	(11,697,977)	(36.2)%
Interest income from affiliates	—	302,808	(302,808)	NM
Financing costs	(20,844,277)	(22,642,028)	1,797,751	(7.9)%
Net foreign currency gain (loss)	519,774	(104,129)	623,903	NM
Other income	1,112,439	12,616,888	(11,504,449)	(91.2)%
Other expenses	(937,719)	(9,177,160)	8,239,441	(89.8)%
Profit (loss) before taxes	25,749,843	(9,863,991)	35,613,834	NM
Income tax expense	(9,641,023)	(9,562,060)	(78,963)	0.8%
PROFIT (LOSS) FOR THE YEAR	$16,108,820	$(19,426,051)	$35,534,871	NM
NM - Not meaningful
Revenue: Revenue increased by $6.3 million, or 14.3%, to $50.1 million for the year ended December 31, 2025 from $43.9 million for the year ended December 31, 2024. The increase was primarily attributable to $6.8 million of revenue associated with positive rental rate growth and higher rental rates upon lease rollovers or contractual rent increases on existing leases, $1.2 million of revenue associated with lease expansions, and $0.7 million of other unallocated rental revenues. These increases were partially offset by a $1.1 million decrease due to lease modifications related to reduced rental rates and reductions in leased area size, a $0.9 million decrease due to vacancies in existing spaces during 2025 that were previously occupied in the prior year, and a $0.4 million decrease due to interest income from tenant improvement loans that were repaid in 2024 and therefore did not recur in 2025.
Colombia – Rental revenue increased by $1.3 million, or 14.8%, to $10.0 million for the year ended December 31, 2025 from $8.7 million for the year ended December 31, 2024. The increase was primarily driven by $1.4 million of revenue from positive rental rate growth and higher rental rates upon lease rollovers and contractual rent escalations on existing leases, as well as $0.4 million of revenue associated with lease expansions. These increases were partially offset by a $0.5 million decrease in revenue due to vacancies in existing spaces during 2025 that were previously occupied in 2024.

Peru – Rental revenue increased by $3.4 million, or 31.0%, to $14.3 million for the year ended December 31, 2025 from $10.9 million for the year ended December 31, 2024. The increase was attributable to additional rental revenue of $3.4 million primarily from the Stabilization of Buildings 100 and Building 300B in Parque Logistico Callao in February and November of the year ended December 31, 2025, respectively, as well as $0.4 million due to lease expansions with existing tenants in Building 400 within Latam Logistic Park Lima Sur during the year ended December 31, 2025. These increases were partially offset by a $0.4 million decrease in revenue due to leases that ended during 2025.
Costa Rica – Rental revenue increased by $0.2 million, or 0.8%, to $24.1 million for the year ended December 31, 2025 from $24.0 million for the year ended December 31, 2024. The increase was primarily driven by $1.3 million of revenue associated with positive rental rate growth, higher rental rates upon lease rollovers, increased occupancy rates and contractual rent increases on existing leases mainly related to Building 400 within Latam Parque Logístico San José, as well as $0.4 million of revenue associated with lease expansions with existing tenants in Building 100 within Latam Bodegas Aurora. These increases were partially offset by a $1.1 million decrease in revenue due to lease modifications related to reduced rental rates and reductions in leased area size, as well as a $0.4 million decrease due to interest received from loan‑related adjustments that occurred in 2024 and did not occur in 2025.
Mexico – Rental revenue of $0.7 million for the year ended December 31, 2025 was generated from the operating investment properties in Puebla, Mexico that were acquired in August 2025.
Investment property operating expense: Investment property operating expense increased by $1.2 million or 16.8%, to $8.1 million for the year ended December 31, 2025 from $7.0 million for the year ended December 31, 2024. The increase was primarily attributable to higher property taxes, ground lease costs due to additional land leases in Peru, and operating and maintenance expenses due to the increased number of operating properties during 2025, as well as credit loss reserves associated with an early lease termination.
Colombia – Investment property operating expense in Colombia increased by $0.3 million, or 28.6%, to $1.4 million for the year ended December 31, 2025 from $1.1 million for the year ended December 31, 2024. The increase was primarily driven by higher operating and maintenance costs.
Colombia’s Segment NOI increased by $1.0 million, to $8.6 million for the year ended December 31, 2025 from $7.6 million for the year ended December 31, 2024, which was primarily driven by positive rental rate growth upon lease rollover and the increased occupancy rates, partially offset by increased expected credit loss provisions on tenant receivables.
Colombia’s Segment NOI as a percentage of revenue decreased by 1.5%, to 85.7% for the year ended December 31, 2025 from 87.2% for the year ended December 31, 2024, which was primarily driven by the proportionally higher investment property operating expenses described above compared to the increased revenue driven by positive rental rate growth and increased occupancy rates.
Peru – Investment property operating expense in Peru increased by $0.5 million, or 18.1%, to $3.1 million for the year ended December 31, 2025 from $2.6 million for the year ended December 31, 2024. The increase was primarily driven by higher real estate taxes following updated municipal property valuations for Parque Logístico Lima Sur as of December 31, 2025, as well as higher property‑level operating costs associated with the Stabilization of Buildings 100 and 300B at Parque Logístico Callao in Peru during 2025.
Peru’s Segment NOI increased by $2.9 million, to $11.2 million for the year ended December 31, 2025 from $8.3 million for the year ended December 31, 2024, primarily due to additional rental revenue related to the Stabilization of Buildings 400 and 500 within Latam Logistic Park Lima Sur during the year ended December 31, 2024. While Buildings 100 and 300B were Stabilized during 2025, the incremental rental revenue was largely offset by higher property‑level operating expenses incurred during the ramp‑up period, resulting in a limited net NOI contribution for the year. The increase in NOI was partially offset by higher real estate taxes and operating expenses associated with Stabilized properties.
Peru’s Segment NOI as a percentage of revenue increased by 2.4%, to 78.0% for the year ended December 31, 2025 from 75.6% for the year ended December 31, 2024, which was primarily driven by proportionally more revenue resulting from increased occupancy rates as well as building Stabilizations.
Costa Rica – Investment property operating expense in Costa Rica increased by $0.3 million, or 10.4%, to $3.5 million for the year ended December 31, 2025 from $3.2 million for the year ended December 31, 2024. The increase was primarily attributable to additional expenses incurred relating to Building 400 within Latam Parque Logístico San José – Verbena, which was Stabilized in July 2024.
Costa Rica’s Segment NOI decreased by $0.2 million, to $20.6 million for the year ended December 31, 2025 from $20.8 million for the year ended December 31, 2024, due to additional operating expenses related to the Stabilization of Building 400 within Latam Parque Logístico San José – Verbena as well as increased expenses from higher occupancy rates.
Costa Rica’s Segment NOI as a percentage of revenue decreased by 1.3%, to 85.4% for the year ended December 31, 2025 from 86.7% for the year ended December 31, 2024. The decrease was primarily driven by higher operating expenses incurred across three operating buildings within Latam Parque Logístico San José – Verbena.
Mexico – Since the investment properties in Puebla, Mexico were acquired in August 2025, investment property operating expense in Mexico was less than $0.1 million for the year ended December 31, 2025.
Mexico’s Segment NOI was $0.6 million for the year ended December 31, 2025 with no relevant activity for the year ended December 31, 2024.
Mexico’s Segment NOI as a percentage of revenue was 94.0% for the year ended December 31, 2025. This percentage does not reflect a consistent pattern due to limited data since the asset acquisition occurred in August 2025. It is anticipated that the metric will Stabilize over subsequent periods.
General and administrative: General and administrative increased by $1.1 million or 7.1%, to $16.7 million for the year ended December 31, 2025 from $15.6 million for the year ended December 31, 2024. This increase was primarily attributable to additional personnel costs of $0.3 million for the year ended December 31, 2025. Additional increases included $0.4 million related to interest associated with Colombia’s Alternative Minimum Tax, $0.3 million in marketing consulting expenses, and $0.2 million in other miscellaneous expenses. These increases were partially offset by a $0.1 million decrease in D&O insurance expense.
Listing expense: Listing expense was $44.5 million for the year ended December 31, 2024, and there was no such listing expense for the year ended December 31, 2025. The one-time listing expense was recognized upon consummation of the Business Combination in accordance with IFRS 2, representing the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represents a service received by the accounting acquirer. Refer to Note 4 of the Audited Consolidated Financial Statements for further information.
Investment property valuation gain: Investment property valuation gain decreased by $11.7 million, or 36.2%, to $20.6 million for the year ended December 31, 2025 from $32.3 million for the year ended December 31, 2024. The decrease was primarily attributed to:

•a $11.2 million reduction in the valuation gain recognized in Peru, from a gain of $12.9 million in 2024 to a gain of $1.7 million in 2025, primarily due to newly executed land leases entered into in 2024 that were not previously reflected on the balance sheet; and

•a $2.9 million reduction in the valuation gain in Colombia, primarily due to the impact of increased forecasted operating expenses as well as an early lease termination.

The decrease in investment property valuation gain was partially offset by:

•a $1.8 million increase in the valuation gain in Costa Rica, from a gain of less than $0.1 million in 2024 to a gain of $1.8 million in 2025, primarily driven by improved leasing conditions and higher occupancy levels across the Costa Rica portfolio, partially offset by higher maintenance and common area maintenance expenses relating to Buildings 200, 300, and 400 within Latam Parque Logístico San José — Verbena; and

•a $0.7 million valuation gain in Mexico, capturing the valuation gain of the operating investment properties in Puebla, Mexico in August 2025.

The fair value change of our investment properties is further discussed in Note 13 of the Audited Consolidated Financial Statements.

Interest income from affiliates: Interest income from affiliates was $0.3 million for the year ended December 31, 2024, and there was no such income for the year ended December 31, 2025, as the Company had recognized interest income from the loan receivable with Latam Logistics Investments, LLC, which was settled upon the closing of the Business Combination in March 2024.
Financing costs: Financing costs decreased by $1.8 million or 7.9%, to $20.8 million for the year ended December 31, 2025 from $22.6 million for the year ended December 31, 2024. The decrease was primarily driven by the decrease in interest expense of $1.9 million that was incurred during the year ended December 31, 2024 and not incurred in 2025, as well as an increase in capitalized interest related to investment properties of $0.4 million during the year ended December 31, 2025. This was partially offset by an increase in other financing costs of $0.3 million for the year ended December 31, 2025, as well as a debt modification gain of $0.2 million that occurred during the year ended December 31, 2024 that did not occur in 2025.
Net foreign currency (loss) gain: Net foreign currency increased by $0.6 million, to a net foreign currency gain of $0.5 million for the year ended December 31, 2025, from a net foreign currency loss of $0.1 million for the year ended December 31, 2024. This was primarily related to the exchange rate fluctuations related to our Peruvian, Costa Rican and Mexican entities that hold monetary items denominated in their local currencies, which are impacted by the change in exchange rates. The majority of the impact was associated with our Value Added Tax (“VAT”) receivables. Both Costa Rican Colones (“CRC”) and Peruvian Soles (“PEN”) strengthened against the U.S. dollar during the period, which contributed to the overall gain for the year ended December 31, 2025, and the introduction of the Mexican Peso (“MXN”) during the year ended December 31, 2025 contributed to the overall gain.
The following table summarizes the foreign currency exchange rates for the U.S. dollar as of December 31, 2025 and 2024:

	2025	2024
Costa Rican Colon ("CRC")	501	513
Peruvian Nuevo Sol ("PEN")	3.369	3.770
Mexican Peso (“MXN”)	17.97	N/A
Other income: Other income decreased by $11.5 million, or 91.2%, to $1.1 million for the year ended December 31, 2025 from $12.6 million for the year ended December 31, 2024. This decrease was primarily driven by $10.4 million in one-time income in connection with the Lock-Up Release Agreement incurred during the year ended December 31, 2024, and there was no such activity during the year ended December 31, 2025. The decrease was also attributable to $0.9 million of interest income recognized during the year ended December 31, 2024, as well as $0.2 million of other income that was recognized during the year ended December 31, 2024. Refer to Note 7 of the Audited Consolidated Financial Statements for further information.
Other expense: Other expense decreased by $8.2 million, or 89.8%, to $0.9 million for the year ended December 31, 2025 from $9.2 million for the year ended December 31, 2024. This decrease was primarily attributable to $7.6 million of one-time transaction costs related to the Business Combination incurred in 2024 that were not incurred in 2025. Additionally, the Company incurred $1.2 million in fees in connection with the Lock-Up Release Agreement during the year ended December 31, 2024, and there was no such activity during the year ended December 31, 2025. This was partially offset by an increase in transaction costs related to a Share Purchase Agreement of $0.4 million, and an increase in other miscellaneous expenses of $0.2 million.
Income tax expense: Income tax expense increased by less than $0.1 million or 0.8%, and was $9.6 million for the years ended December 31, 2025, and December 31, 2024. The increase in consolidated pretax income of $35.6 million drives a $10.7 million increase to income tax expense at the 30.0% Costa Rica statutory tax rate. This is offset by a decrease in the foreign rate differential of $11.5 million, as a significant portion of the change in pretax income is related to expenses recorded in 2024 in jurisdictions subject to a 0.0% tax rate and for which no tax benefit was received in 2024. Income tax expense decreased by $0.4 million for the alternative minimum tax in Colombia, related to a decrease in pretax income in that jurisdiction. The impact of fluctuations in foreign currency exchange rates drives a $1.1 million increase to income tax expense, primarily related to currency revaluation on monetary assets, debt denominated in U.S. Dollars, and tax basis in investment properties. Tax expense increased by $1.4 million related to the effect of unrecognized deferred tax assets as the Company incurs tax losses in entities where the realization of loss carryforwards is not probable. There was also a decrease in withholding tax expense of $0.8 million and other decreases of $0.4 million.

Results of Operations for the year ended December 31, 2024 compared to the year ended December 31, 2023
For the comparison of 2024 to 2023, refer to Part I, Item 5, Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2024, under the subheading “Results of Operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.”
Non-IFRS Financial Measures and Other Measures and Reconciliations
In addition to our financial results reported in accordance with IFRS Accounting Standards, we also report adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”), NOI, Same-Property NOI, Cash NOI, Same-Property Cash NOI, funds from operation (“FFO”), FFO (as defined by LPA), Adjusted FFO (various FFO measures as described further below), Net debt, Net debt to NOI, Net Debt to Adjusted EBITDA, and Net Debt to Investment Properties, all of which are non-IFRS measures. We believe these measures are useful to investors as they provide additional insight into how we assess our performance and financial position. These non-IFRS financial measures should not be considered as a substitute for, or superior to, similar financial measures calculated in accordance with IFRS Accounting Standards. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies.
The following table presents a summary of our non-IFRS measures as of and for the years ended December 31, 2025, 2024 and 2023:

	As of and for the years ended December 31,
(USD in thousands except for percentage and ratio data)	2025	2024	2023
Adjusted EBITDA	$28,678	$25,604	$25,953
Adjusted EBITDA Margin (1)	58.4%	58.7%	66.0%
NOI	$40,965	$36,607	$34,185
Same-Property NOI	$35,628	$33,940	$32,933
Cash NOI	$40,281	$35,831	$33,149
Same-Property Cash NOI	$36,046	$34,322	$32,312
FFO	$(4,540)	$(51,773)	$(15,183)
FFO (as defined by LPA)	$(2,005)	$(7,299)	$(9,058)
Adjusted FFO	$(1,143)	$(7,006)	$(5,201)
(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the relevant period over Rental Revenue for such period.
The following table presents a summary of LPA’s non-IFRS multiples for the periods presented:

	As of and for the years ended December 31,
(USD in thousands except for percentage and ratio data)	2025	2024	2023
Net Debt to NOI	6.4x	6.3x	6.8x
Net Debt to Adjusted EBITDA	9.1x	9.0x	8.9x
Net Debt to Investment Properties	40.2%	41.7%	45.1%
Use of Constant Currency
As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS Accounting Standards reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We currently present Same Property NOI and Same Property Cash NOI on a constant currency basis. We calculate constant currency by calculating prior-period results using current-period average foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS Accounting Standards. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS Accounting Standards.
Reconciliations of non-IFRS Measures
Adjusted EBITDA – We define Adjusted EBITDA as profit (loss) for the year adjusted by (a) interest income from affiliates,(b) financing costs, (c) income tax expense, (d) depreciation and amortization, (e) investment property valuation gain, (f) share-based payments, (g) one-time cash bonus related to the Business Combination, (h) gain on disposition of asset held for sale, (i) gain on sale of investment properties, (j) listing expense, (k) other income, (l) other expenses and (m) net foreign currency gain or loss. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our business. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of our assets.
The table below includes reconciliations of Adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, profit (loss) for the respective period:

	For the years ended December 31,
(USD in thousands)	2025	2024	2023
PROFIT (LOSS) FOR THE YEAR	$16,109	$(19,426)	$7,156
Interest income from affiliates	—	(303)	(664)
Financing costs (1)	21,175	22,910	31,111
Income tax expense	9,641	9,562	4,981
Depreciation and amortization (2)	1,017	1,112	168
Investment property valuation gain	(20,649)	(32,347)	(20,151)
Share-based payments (3)	2,079	2,061	—
One-time cash bonus related to the Business Combination (4)	—	285	—
Gain on disposition of asset held for sale	—	—	(1,023)
Gain on sale of investment properties	—	—	(1,165)
Listing expense (5)	—	44,470	—
Other income (6)	(1,112)	(12,617)	(308)
Other expenses (7)	938	9,793	6,133
Net foreign currency (gain) loss	(520)	104	(285)
Adjusted EBITDA	$28,678	$25,604	$25,953
(1)Financing costs primarily included interest expense of $20.8 million, $22.6 million, and $22.7 million for the years ended December 31, 2025, 2024, and 2023, respectively, and debt extinguishment cost of $8.4 million for the year ended December 31, 2023, in connection with our long-term debt. Refer to Note 16 of the Audited Consolidated Financial Statements for further information. In addition, for the years ended December 31, 2025 and 2024, financing costs included the interest expenses of $0.3 million and $0.3 million, respectively, related to our land lease liabilities, which are included within investment property operating expenses and general and administrative expenses. Refer to Note 6 of the Audited Consolidated Financial Statements for further information.
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
(3)Certain executives and directors were granted various Restricted Stock Units (“RSUs”) and the associated share-based payment expenses were included within general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.

(4)In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
(5)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. Refer to Note 4 of the Audited Consolidated Financial Statements for further information.
(6)Other income primarily included income related to Lock-Up Release Agreements of $10.4 million for the year ended December 31, 2024. Other income also included miscellaneous income of $0.4 million and $0.6 million for the year ended December 31, 2025 and 2024, respectively, and less than $0.1 million for the years ended December 31, 2023, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income earned on certificates of deposit, bank accounts, and the installment payment receivable from the sale of an investment property of $0.7 million, $1.6 million and $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.
(7)Other expenses primarily included transaction-related costs in connection with the Business Combination of $7.6 million and $6.2 million for the years ended December 31, 2024 and 2023, respectively and transaction costs related to a Share Purchase Agreement of $0.4 million for the year ended December 31, 2025. Other expenses also included fees in connection with the Lock-Up Release Agreements of $1.2 million for the year ended December 31, 2024. Additionally, other expenses included other miscellaneous capital raising costs, deal pursuit costs, legal provisions, and loss on disposition of fixed assets of $0.6 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively. Further, other expenses included one-time write-offs of the rent leveling asset and lease receivables of $0.6 million, which were related to lease termination with a tenant due to a one-off dispute and are not included within other expenses in the consolidated statements of profit or loss and other comprehensive income (loss) for the year ended December 31, 2024.
Net Operating Income, or NOI – We define NOI as profit (loss) for the year adjusted by (a) other revenue (which primarily relates to development fee revenue), (b) general and administrative expense, (c) listing expense (d) investment property valuation gain, (e) interest income from affiliates, (f) financing costs, (g) net foreign currency (gain) loss, (h) other income, (i) gain on sale of investment properties, (j) gain on disposition of asset held for sale, (k) other expenses, and (l) income tax expense. NOI, Same-Property NOI, Cash NOI, and Same-Property Cash NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. Same properties refer to properties that we have owned and that have been operating for the entirety of the applicable period and the comparable period. We believe that these metrics are useful for investors as performance measures and that they provide useful information regarding our results of operations because, when compared across periods, they reflect the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unlevered basis, providing perspectives that may not be immediately apparent from a review of our Audited Consolidated Financial Statements.
We define Same-Property NOI as NOI less non same-property NOI. We evaluate the performance of the properties we own using a Same-Property NOI, and we believe that Same-Property NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period-to-period, thereby eliminating the effects of changes in the composition of our portfolio on performance. When used in conjunction with IFRS Accounting Standards financial measures, Same-Property NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Property NOI is a key metric used internally by us to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Property NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that directly result from our investment properties, is consistent period-over-period, and excludes items that may not be indicative of, or are unrelated to, the ongoing operations of the properties.
We define Cash NOI as NOI adjusted for straight-line rental revenue during the relevant period. We define Same-Property Cash NOI as Cash NOI less non same-property cash NOI and adjusted for constant currency. The same-property population for a given period includes the operating properties that were owned during the entirety of that period and the corresponding prior year period. Properties developed or acquired are excluded from the same-property population until they are held in the operating portfolio for the entirety of both such periods, and properties that sold during such periods are also excluded from the same-property population. As of December 31, 2025, 2024, and 2023, the same-property population consisted of 28, 27 and 22 buildings aggregating approximately 63%, 63%, and 64% of our total Net Rentable Area (“NRA”), respectively.
For the 28 properties within the “same-property population” (as described further below) as of December 31, 2025, the Same-Property NOI increased 5.0% during the year ended December 31, 2025, as compared to the year ended December 31, 2024. For the year ended December 31, 2025, Same-Property Cash NOI increased 5.0% compared to the year ended December 31, 2024.
The table below reconciles these measures to the most directly comparable IFRS Accounting Standards financial measure, profit for the period:

	For the years ended December 31,
(USD in thousands except for percentage data)	2025	2024	2023
PROFIT (LOSS) FOR THE YEAR	$16,109	$(19,426)	$7,156
Other revenue	(1,019)	(281)	(109)
General and administrative expense	16,733	15,626	8,509
Listing expense (1)	—	44,470	—
Investment property valuation gain	(20,649)	(32,347)	(20,151)
Interest income from affiliates	—	(303)	(664)
Financing costs	20,844	22,642	31,111
Net foreign currency (gain) loss	(520)	104	(285)
Other income (2)	(1,112)	(12,617)	(308)
Gain on sale of investment properties	—	—	(1,165)
Gain on disposition of asset held for sale	—	—	(1,023)
Other expenses (3)	938	9,177	6,133
Income tax expense	9,641	9,562	4,981
NOI	$40,965	$36,607	$34,185
Constant currency impact (4)	—	(870)	398
Less: non same-property NOI (5)	5,337	1,797	1,650
Same-Property NOI (5)	$35,628	$33,940	$32,933

NOI	$40,965	$36,607	$34,185
Straight-line rental revenue	(684)	(776)	(1,036)
CASH NOI	$40,281	$35,831	$33,149
Constant currency impact (4)	—	(955)	370
Less: non same-property cash NOI (5)	4,235	554	1,207
Same-Property Cash NOI (5)	$36,046	$34,322	$32,312
(1)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. Refer to Note 4 of the Audited Consolidated Financial Statements for further information.
(2)Other income primarily included income related to Lock-Up Release Agreements of $10.4 million for the year ended December 31, 2024.Other income also included certain miscellaneous income of $0.4 million and $0.6 million for the year ended December 31, 2025 and 2024, respectively, and less than $0.1 million for the years ended December 31, 2023, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income earned on certificates of deposit, bank accounts, and the installment payment receivable from the sale of an investment property of $0.7 million, $1.6 million and $0.3 million, for the years ended December 31, 2025, 2024 and 2023, respectively.
(3)Other expenses primarily included transaction-related costs in connection with the Business Combination of $7.6 million and $6.2 million for the years ended December 31, 2024 and 2023, respectively and transaction costs related to a Share Purchase Agreement of $0.4 million for the year ended December 31, 2025. Other expenses also included fees in connection with the Lock-Up Release Agreements of $1.2 million for the year ended December 31, 2024. Additionally, other expenses included other miscellaneous capital raising costs, deal pursuit costs, legal provisions, and loss on disposition of fixed assets of $0.6 million and $0.4 million for the year ended December 31, 2025 and 2024.
(4)Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as a measure to evaluate our performance. We calculate constant currency by calculating prior period results using the average foreign currency exchange rate for the year ended December 31, 2025.
(5)The same-property pool includes all properties that were classified as Operating Properties as of December 31, 2025 and since January 1, 2024, and excludes properties that were either disposed of prior to December 31, 2025, or held for sale to a third party as of December 31, 2025. As of December 31, 2025, the same-property pool consisted of 28 buildings aggregating approximately 4.7 million square feet. Non same-property NOI and cash NOI amounts exclude the NOI attributable to the same-property pool, while Same-Property NOI and Cash NOI amounts include the NOI attributable to the same-property pool.
Funds From Operations, or FFO – LPA defines FFO as profit (loss) for the year, excluding (a) investment property valuation gain, (b) gain on sale of investment properties, (c) gain on disposition of asset held for sale. LPA calculates FFO (as defined by LPA) as FFO, excluding (a) share-based payment, (b) one-time cash bonus related to the Business Combination, (c) listing expense, (d) other income and (e) other expenses. LPA defines Adjusted FFO as FFO (as defined by LPA), excluding (a) depreciation and amortization, (b) financing costs, (c) interest income from affiliates, (d) unrealized foreign currency (gain) loss and (e) straight-line rental revenue.
LPA uses FFO, FFO (as defined by LPA) and Adjusted FFO (collectively, “FFO Measures”) to help analyze the operating results of LPA’s assets and operations. LPA’s management believes that FFO Measures are useful to investors as supplemental performance measures because they exclude the effects of certain items which can create significant earnings volatility, as well as certain non-cash items, but which do not directly relate to LPA’s ongoing business operations or cash flow generation. LPA’s management believes FFO Measures can facilitate comparisons of operating performance between periods, while also providing an indication of future earnings potential. FFO Measures do not capture the level of capital expenditures or maintenance and improvements required to sustain the operating performance of properties, which has a material economic impact on operating results. Therefore, LPA’s management believes the usefulness of FFO Measures as measures of performance may be limited. LPA’s computation of FFO Measures may not be comparable to FFO measures reported by other real estate companies that define or interpret the FFO definition differently.
Update to FFO Measures
Beginning in the second quarter of 2024, we changed how we define and calculate FFO. Previously we defined FFO as profit for the period, excluding (a) investment property valuation gain, (b) depreciation and amortization, (c) non-cash financing costs, (d) interest income from affiliates and (e) unrealized foreign currency gain or loss. We defined Adjusted FFO as FFO less (a) realized foreign currency gain or loss and (b) straight-line rental revenue.
We changed to the new FFO Measures as defined above beginning in the second quarter of 2024 to be consistent with the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO as we believe most guideline companies in our industry use the NAREIT definition of FFO, thus facilitating comparability between LPA’s operating performance with guideline companies. From FFO, we adjusted for one-time or non-recurring items to get to FFO (as defined by LPA) and FFO (as defined by LPA) was further adjusted for non-cash items to get to Adjusted FFO to better align with how management measures the operating performance of LPA between comparative periods. For comparative purposes, we have retrospectively calculated the FFO for the years ended December 31, 2024 and 2023 using the revised methodology, ensuring consistency in our analysis across all periods.
The tables below include reconciliations of FFO, FFO (as defined by LPA) and Adjusted FFO to the most directly comparable IFRS Accounting Standards financial measure, profit (loss) for the respective periods:

	For the years ended December 31,
(USD in thousands)	2025	2024	2023
PROFIT (LOSS) FOR THE YEAR	$16,109	$(19,426)	$7,156
Investment property valuation gain	(20,649)	(32,347)	(20,151)
Gain on sale of investment properties	—	—	(1,165)
Gain on disposition of asset held for sale	—	—	(1,023)
FFO	$(4,540)	$(51,773)	$(15,183)
Share-based payment (1)	2,079	2,061	—
One-time cash bonus related to the Business Combination (2)	—	285	—
Listing expense (3)	—	44,470	—
Other income (4)	(482)	(11,703)	(8)
Other expenses (5)	938	9,361	6,133
FFO (as defined by LPA)	$(2,005)	$(7,299)	$(9,058)
Depreciation and amortization (6)	1,017	1,112	107
Financing costs (7)	603	325	5,957
Interest income from affiliates	—	(303)	(664)
Unrealized foreign currency loss (gain) (8)	(74)	(65)	(507)
Straight-line rental revenue	(684)	(776)	(1,036)
Adjusted FFO	$(1,143)	$(7,006)	$(5,201)
(1)Certain executives and directors were granted various RSUs and the associated share-based payment expenses were included within general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
(2)In connection with the Business Combination, certain employees were granted a one-time cash bonus. The associated expenses were included within general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
(3)In connection with the Business Combination, a listing expense of $44.5 million was recognized under IFRS 2 as the difference between the fair value of the shares deemed to have been issued by the Company and the fair value of TWOA’s identifiable net assets. Refer to Note 4 of the Audited Consolidated Financial Statements for further information.
(4)Other income primarily included income related to Lock-Up Release Agreements of $10.4 million for the year ended December 31, 2024 that did not occur in 2025. Other income also included certain miscellaneous income of $0.4 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively, and less than $0.1 million for the year ended December 31, 2023, associated with an adjustment in transaction costs in connection with the Business Combination. Additionally, other income included interest income as well as amounts received from the sale of investment properties of $0.7 million, $1.6 million and $0.3 million, respectively, for the years ended December 31, 2025, 2024, and 2023. Interest income settled in cash of $0.6 million, $0.9 million, and $0.3 million for the years ended December 31, 2025, 2024, and 2023, respectively, were subtracted from these reconciliations.
(5)Other expenses primarily included transaction-related costs in connection with the Business Combination of $7.6 million and $6.2 million for the years ended December 31, 2024 and 2023, respectively, and transaction costs related to a Share Purchase Agreement of $0.4 million for the year ended December 31, 2025. Other expenses also included fees in connection with the Lock-Up Release Agreements of $1.2 million for the year ended December 31, 2024, as well as a one-time write-off of lease receivables of $0.2 million for the year ended December 31, 2024, which was related to a lease termination with a tenant due to a dispute. Additionally, other expenses included other miscellaneous capital raising costs, deal pursuit costs, legal provisions, and loss on disposition of fixed assets of $0.6 million and $0.4 million for the year ended December 31, 2025 and 2024, respectively.
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
(7)The adjustment related to financing costs includes interest expense of $0.3 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively, related to our lease liabilities which are included within investment property operating expenses and general and administrative expenses. Refer to Note 15 of the Audited Consolidated Financial Statements for further information. The adjustment also included $0.3 million of one-time debt extinguishment or modification gain or loss and amortization of debt issuance cost, included in financing costs in the consolidated statements of profit or loss and other comprehensive income (loss), within the Audited Consolidated Financial Statements. Cash-settled interest expense was excluded from this adjustment.
(8)Unrealized foreign currency loss (gain) was included within net foreign currency gain (loss) in the consolidated statements of profit or loss and other comprehensive income (loss) included in the Audited Consolidated Financial Statements.
Net Debt - Net Debt is defined as our total debt (defined as long term debt plus long-term debt - current portion) less cash and cash equivalents. Net Debt to NOI represents Net Debt divided by NOI. Net Debt to Adjusted EBITDA represents Net Debt divided by Adjusted EBITDA. We believe that these two ratios are useful because they provide investors with information on our ability to repay debt, compared to our performance as measured using NOI and Adjusted EBITDA. Net Debt to Investment Properties represents Net Debt divided by Investment Properties (end of period value). We believe that this ratio is useful because it shows the degree in which Net Debt has been used to finance our assets. The table below includes reconciliations of Net Debt to the most directly comparable IFRS Accounting Standards financial measures:

	As of and for the years ended December 31,
(USD in thousands except for ratio and percentage data)	2025	2024	2023
Long term debt	$285,065	$253,249	$253,151
Long term debt – current portion	10,270	12,637	16,703
Cash and cash equivalents (1)	(34,027)	(34,662)	(37,923)
Net Debt	$261,308	$231,224	$231,931
Net Debt to Profit (Loss)	16.2x	(11.9)x	32.4x
Net Debt to NOI	6.4x	6.3x	6.8x
Net Debt to Adjusted EBITDA	9.1x	9.0x	8.9x
Net Debt to Investment Properties	40.2%	41.7%	45.1%
(1)Cash and cash equivalents included $6.6 million, $5.8 million, and $2.7 million of restricted cash equivalent associated with total debt as of December 31, 2025, 2024 and 2023, respectively.
B.Liquidity and Capital Resources
For the years ended December 31, 2025, 2024, and 2023, we had a profit (loss) of $16.1 million, $(19.4) million, and $7.2 million, respectively. As of December 31, 2025, we had cash and cash equivalents, restricted cash equivalents - short term, and restricted cash equivalents - long term of $27.3 million, $0.1 million and $6.6 million, respectively. We require significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures, and expand our business through acquisitions. We aim to fund our business plan primarily from a mix of (i) local bank debt financing and (ii) regular issuances of equity in the capital markets. Our future capital requirements will depend on many factors, including the cost of future acquisitions, the scale of increases in headcount, our revenue mix, incremental costs relating to the implementation of new contracts, and the timing and extent of spending to support warehouse development efforts.
We believe our existing cash and cash equivalents and the cash flows we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. Furthermore, we have binding lease agreements for the property under development, which are anticipated to produce additional cash flows upon completion. We believe these future binding agreements, combined with our existing leases, should sufficiently address our working capital and capital expenditure needs. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our financial performance and that of our tenants, the timing and scope of our projects, acquisition activities, competitive factors, and global economic conditions.
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
Debt
To enhance our debt management, we have established a policy to seek loans with a debt service coverage ratio between 1.1x and 1.3x, and a loan-to-value ratio ranging from 50% to 65%.
As of December 31, 2025, the Company’s total outstanding debt was $295.3 million, of which $285.1 million, or 96.5%, consisted of long-term debt. As of December 31, 2024, the Company’s total outstanding debt was $265.9 million, of which $253.2 million, or 95.2%, consisted of long-term debt.
As of December 31, 2025 and 2024, all of our outstanding debt was secured by its corresponding investment properties, interests in lease contracts related to the investment properties, and equity interests in our subsidiaries, and we were in compliance with, or otherwise had waivers for, all debt covenants with our lenders. Refer to Note 16 of the Audited Consolidated Financial Statements for further information.
The scheduled principal and interest payments due on the Company’s debt as of December 31, 2025, are as follows:

	Mortgage Loan	Secured Bridge Loan	Total
Maturity:
2026	$10,270,261	$—	$10,270,261
2027	11,400,644	—	11,400,644
2028	12,228,506	12,487,890	24,716,396
2029	13,157,965	—	13,157,965
2030	17,117,341	—	17,117,341
Thereafter	220,107,179	—	220,107,179
Accrued and deferred financing cost, net	(1,434,877)	—	(1,434,877)
Total	$282,847,019	$12,487,890	$295,334,909
As of December 31, 2025, 82.5% of the total outstanding debt was denominated in U.S. dollars, while 17.5% was in Colombian pesos. Additionally, 73.9% of the debt was subject to floating rates, whereas 26.1% was subject to fixed rates. Compared to 2024, where 63.2% of the debt was subject to fixed rates, the shift indicates the typical pattern of loans bearing fixed interest rates in the first several years and converting to variable rates thereafter. The transition is meant to align the long-term nature of the loans with the market conditions and this level of exposure represents a reasonable level of interest rate risk and is closely monitored by management.
Restrictive Covenants
The Company is a party to certain loan agreements, including the loans described below, pursuant to which the Company and its subsidiaries are subject to certain affirmative covenants, including, among others, (i) reporting of financial information; and (ii) maintenance of corporate existence, the security interest in the properties subject to the loan and appropriate insurance for such properties; and (iii) maintenance of certain financial ratios. In addition, the Company and its subsidiaries are subject to certain negative covenants, in addition to those described below, that restrict their ability to, among other matters, incur additional indebtedness under or create additional liens on the properties subject to the loans, change their corporate structure, make certain restricted payments (including distribution of dividends), enter into certain transactions with affiliates and amend certain material contracts. Pursuant to the agreements listed below, certain of the Company’s subsidiaries are currently restricted from taking the following actions.
Under a certain mortgage loan agreement entered into on March 6, 2025, between a subsidiary of the Company and Banco BBVA Peru, such subsidiary of the Company is subject to certain negative covenants that limit its ability to pay dividends and transfer certain of its assets.
Under a certain mortgage loan agreement entered into on December 15, 2023, between a subsidiary of the Company and Banco BBVA Peru, such subsidiary of the Company is subject to certain negative covenants that limit its ability to transfer certain of its assets.
Under a certain real estate partnership agreement entered into in March 19, 2021, between a subsidiary of the Company and Capia Asset Management S.A.C., such subsidiary of the Company is subject to certain negative covenants that limit its ability to transfer certain of its equity interests.
Under a certain financing agreement entered into on January 22, 2021, between a subsidiary of the Company and Bancolombia, such subsidiary of the Company is subject to certain negative covenants, including that, in the event that certain financial covenants are not met, such subsidiary of the Company is limited in its ability to transfer certain of its assets without consent.
Under a certain financing agreement entered into on November 8, 2019, between a subsidiary of the Company and Bancolombia, such subsidiary of the Company is subject to certain negative covenants, including that, in the event that certain financial covenants are not met, such subsidiary of the Company is limited in its ability to transfer certain of its assets without consent.
Under a certain commercial loan agreement entered into on November 1, 2023, between a subsidiary of the Company and Banco Davivienda (Costa Rica) S.A., such subsidiary of the Company is subject to certain negative covenants that limit its ability to, among other matters, distribute dividends or make payments to shareholders or affiliates, incur additional indebtedness, sell, transfer or encumber collateral assets, transfer ownership interests without the lender’s consent, and engage in transactions with related parties outside the ordinary course of business.
Under a certain financing agreement entered into on November 27, 2025, between a subsidiary of the Company and Banco Davivienda S.A., such subsidiary of the Company is subject to certain events of default, including failure to pay principal or interest when due, breach of financial or other covenants (including the debt service coverage ratio), breach of other material obligations, insolvency or bankruptcy events, misrepresentation, loss or invalidity of material guarantees, material adverse changes, unauthorized change of control, and violations of applicable law.
Under a certain long‑term loan agreement entered into on December 4, 2025, between a subsidiary of the Company and BBVA Peru, such subsidiary of the Company is subject to certain events of default, including failure to pay principal or interest when due, breach of financial or other covenants (including the debt service coverage ratio), misrepresentation, insolvency or bankruptcy events, unauthorized use of loan proceeds, loss or invalidity of material guarantees, material adverse changes, unauthorized change of control, and violations of applicable law.
Under a certain financing agreement entered into on October 21, 2025, between a subsidiary of the Company and BTG Pactual Colombia Bank, such subsidiary of the Company is subject to certain negative covenants that limit its ability to, among other matters, incur additional indebtedness, undergo mergers, consolidations or other material corporate restructurings, or effect changes of control without the lender’s consent, and trigger cross‑defaults upon the default of other material debt obligations.
As of December 31, 2025, the Company was in compliance with its debt covenants with its lenders. Management expects to be in compliance with its debt covenants at the next covenant testing date.
Capital Expenditures
For the year ended December 31, 2025, 2024, and 2023, we incurred capital expenditures totaling $28.7 million, $16.7 million and $28.4 million, respectively, in connection with construction projects to develop warehouses on the land acquired in Costa Rica, Colombia, Peru, and Mexico. Refer to Note 25 of the Audited Consolidated Financial Statements for further information.
New Circle SEPA

On September 23, 2025, we entered into a standby equity purchase agreement with New Circle that provides us with the ability, at our discretion and subject to the terms of the agreement, to sell up to $30.0 million of our Ordinary Shares from time to time. We are not obligated to sell any securities under the agreement, and the timing and amount of any sales are determined by us. We view this arrangement as a potential source of additional liquidity that may be used to support our operations and strategic initiatives, as needed. The agreement does not require us to draw on the facility, and our decision to utilize it, if at all, will depend on market conditions, capital needs, and other factors at the time. For more information on the New Circle SEPA, see Item 10.C, Material Contracts.
Share Repurchase Program
On November 22, 2024, the LPA Board authorized a share repurchase program (the “Program”) to buy back up to $10.0 million of the Company’s outstanding Ordinary Shares for a duration of 12 months. Under the Program, LPA may repurchase its Ordinary Shares from time to time, based on equity market conditions, legal requirements and other corporate considerations under a 10b5-1 plan or similar trading arrangement. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a 10b5-1 repurchase plan (the “10b5-1 Plan”). Under the 10b5-1 Plan, the Broker was authorized to repurchase Ordinary Shares on behalf of the Company from the open market, subject to volume limitations of Rule 10b-18 under the Exchange Act and certain limitations under the Program. Prior to their retirement or redemption, the Ordinary Shares repurchased are recorded as treasury shares in equity at cost, including the fees paid to the Broker. See Item 16.E, Purchases of Equity Securities by the Issuer and Affiliated Purchasers for more information on Ordinary Shares repurchased by the Company under the Program. On June 5, 2025, the 10b5-1 Plan was terminated, after 376,028 Ordinary Shares were repurchased. During the year ended December 31, 2025, 126,834 Ordinary Shares purchased pursuant to the 10b5-1 Plan were cancelled.
Cash Flows
The following table summarizes our consolidated cash flows provided by (used in) operating, investing, and financing activities for the years ended December 31, 2025, 2024, and 2023:

	For the Years Ended December 31,			$ Change		% Change
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
Net cash generated by operating activities	$21,561,062	$19,391,563	$17,199,470	$2,169,499	$2,192,093	11.2%	12.7%
Net cash used in investing activities	(25,099,496)	(10,734,635)	(23,200,222)	(14,364,861)	12,465,587	133.8%	(53.7)%
Net cash provided by (used in) financing activities	1,809,619	(14,690,843)	25,977,456	16,500,462	(40,668,299)	NM	NM
Effects of exchange rate fluctuations on cash held	224,936	(381,101)	277,547	606,037	(658,648)	NM	NM
Net (decrease) increase in cash and cash equivalents	$(1,503,879)	$(6,415,016)	$20,254,251	$4,911,137	$(26,669,267)	NM	NM
Cash and cash equivalents at the beginning of the period	28,827,347	35,242,363	14,988,112	(6,415,016)	20,254,251	NM	135.1%
Cash and cash equivalents at the end of the period	$27,323,468	$28,827,347	$35,242,363	$(1,503,879)	$(6,415,016)	NM	NM
NM - Not meaningful

Cash flows from operating activities
Cash flows generated by operating activities for the year ended December 31, 2025 amounted to $21.6 million, representing an increase of $2.2 million, or 11.2%, compared to $19.4 million for the year ended December 31, 2024. Increase in cash provided by operating activities was primarily attributed to an increase in cash received from contracts with tenants (customers) of $5.0 million due to additional properties becoming Stabilized during the year as well as a $0.6 million decrease in cash paid for taxes during the year ended December 31, 2025 compared to the year ended December 31, 2024. This was partially offset by an increase in cash paid for general and administrative expenses of $3.3 million due to increased personnel costs, interest on Colombia’s Alternative Minimum Tax payment, marketing consulting expenses, and accrued expenses incurred in the prior year and paid in 2025, as well as a $0.1 million increase in investment property operating expenses.
Cash flows generated by operating activities for the year ended December 31, 2024 amounted to $19.4 million, representing an increase of $2.2 million, or 12.7%, compared to $17.2 million for the year ended December 31, 2023.

Increase in cash generated by operating activities was primarily attributed to an increase in cash received from contracts with tenants (customers) of $11.9 million due to additional properties becoming Stabilized during the year, partially offset by an increase in cash paid for investment property operating expenses of $7.9 million due to additional investment properties becoming Stabilized or nearly Stabilized during the year, an increase in cash paid for general and administrative expenses of $1.3 million due to the Company's additional costs incurred as a public company, and an increase in cash paid for taxes of $0.5 million.
Cash flows from investing activities
Cash flows used in investing activities for the year ended December 31, 2025 amounted to $25.1 million, representing an increase in cash use of $14.4 million, or 133.8%, compared to $10.7 million for the year ended December 31, 2024. This change was primarily due to an increase of $12.1 million in capital expenditure on investment properties, as there were more development activities and expenditures related to the construction of Buildings 300B and 200 in Parque Logistico Callao during the year ended December 31, 2025 compared to the year ended December 31, 2024, an increase of $4.2 million in cash used for repayments on tenant loans, an increase of $0.6 million in cash proceeds from the collection of the installments from the sale of an investment property, and an increase of $0.1 million in cash used for purchases of property and equipment. The increase was partially offset by a decrease of $2.6 million in restricted cash.
Cash flows used in investing activities for the year ended December 31, 2024 amounted to $10.7 million, representing a decrease in cash use of $12.5 million, or 53.7%, compared to $23.2 million for the year ended December 31, 2023. This was primarily due to a $11.7 million decrease in capital expenditure on investment properties, as six buildings were constructed during the year ended December 31, 2023 compared to three buildings during the year ended December 31, 2024. Additionally, the decrease was attributed to a $1.6 million decrease in cash proceeds from sale of asset held for sale and a $3.7 million increase in restricted cash. The decrease was partially offset by the increase in the proceeds from loan repayments of $3.8 million and other increases totaling $0.7 million.
Cash flows from financing activities
Cash flows generated by financing activities for the year ended December 31, 2025 amounted to $1.8 million, representing an increase of $16.5 million compared to cash flows used in financing activities of $14.7 million for the year ended December 31, 2024. The increase was primarily related to an increase in proceeds from long-term debt borrowings of $23.4 million, $6.4 million of distributions to non-controlling partners that occurred in 2024 that did not occur in 2025, $3.2 million of interest and commitment fees paid in 2024 that did not occur in 2025, and $0.4 million increase in cash received as capital contributions from non-controlling partners. The increase was partially offset by $$9.2 million of proceeds from the release of Lock-Up shares that occurred in 2024 that did not occur in 2025, $3.7 million of proceeds from the Business Combination (net of transaction costs) that occurred in 2024 that did not occur in 2025, $2.3 million of cash paid for repayment of long-term debt, $0.8 million of cash paid for repurchases of treasury shares, $0.4 million of transaction costs paid in connection with the Share Purchase Agreement, $0.3 million of cash paid for raising debt, and $0.2 million of other miscellaneous expenses.
Cash flows used in financing activities for the year ended December 31, 2024 amounted to $14.7 million, representing a decrease of $40.7 million compared to cash flows generated by financing activities of $26.0 million for the year ended December 31, 2023. The decrease was primarily related to a reduction in the long-term debt borrowings of $192.6 million, the repurchase of treasury shares of $1.2 million, a decline in capital contributions from non-controlling partners of $2.5 million, and an increase in distributions to non-controlling partners of $5.0 million. The decrease was offset by an increase in long-term debt repayment by $141.5 million, a decrease in interest and commitment fees of $2.8 million, a decrease in debt extinguishment and cash paid for raising debt cost paid of $2.5 million, the proceeds related to the Lock up Releases Agreements (net of transactions costs) of $9.1 million, and the proceeds from the Business Combination (net of transaction costs) of $3.7 million.
C.Research and Development, Patents and Licenses, Etc.
Not applicable.
D.Trend Information
See Item 5.A, Operating and Financial Review and Prospects - Operating Results.
In addition to the information set forth in above sections, additional information about the trends affecting our business can be found in Item 3.D, Key Information - Risk Factors.

E.Critical Accounting Estimates
LPA’s Audited Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB which requires the use of estimates and assumptions that affect the value of assets and liabilities as well as contingent assets and liabilities, as reported on the statements of financial position and revenues and expenses arising during the periods presented. LPA evaluates its assumptions and estimates on an ongoing basis. LPA bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
For more information, see Note 2 to our Audited Consolidated Financial Statements.
Valuation of Investment Properties
Investment properties are initially recognized at cost and are subsequently measured at fair value. We engage an external appraiser to obtain an independent opinion on the market value of each of our investment properties, including operating properties, properties under development and land bank. Management submits the details of the investment property portfolio for the current period to the appraiser and provides it access to the properties, leasing contracts and specific operating details of the portfolio.
The independent appraiser uses a combination of valuation techniques such as the discounted cash flow approach, sales comparison approach, and direct capitalization approach to value the investment properties. The valuation techniques used to estimate the fair value of our investment properties rely on assumptions, which are not directly observable in the market, including discount rates, occupancy rates, net operating income, and market rents. Our operating properties are primarily appraised using the discounted cash flows method and direct capitalization method. Our properties under development are primarily appraised using discounted cash flow and direct capitalization methods, adjusted by the net present value of the cost to complete and the vacancy percentage in the properties under construction. Our land bank is primarily appraised using the income approach.
To review the appraiser’s valuations, we leverage our familiarity with individual properties and regional portfolios, along with insights into factors such as interest rate fluctuations, turnover rates, and other judgment factors used in the valuation process, to evaluate the reasonableness of the results and compare the reported values to those from the previous period to monitor changes. As part of the review process, we offer feedback concerning inconsistencies in factual information and inaccurate statements, before the appraisal reports are finalized.
For more information, see Note 13 of our Audited Consolidated Financial Statements. LPA management believes that the chosen valuation methodologies are appropriate for determining the fair value of the types of investment properties.

	FMV as of December 31, 2025	Number of Buildings	NRA (1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$30,177,087	N/A	1,090,211	—%	N/A
Sub-total	30,177,087	N/A	1,090,211	—%	N/A
Land bank under right-of-use
Peru	9,917,236	N/A	441,115	—%	N/A
Sub-total	9,917,236	N/A	441,115	—%	N/A
Total land bank	40,094,323	N/A	1,531,326	—%	N/A
Properties under development:
Owned properties
Costa Rica	—	—	—	—%	—%
Peru	—	—	—	—%	—%
Sub-total	—	—	—	—%	—%

Properties under right-of-use(3)
Peru	12,948,826	1	224,427	84.1%	—%
Sub-total	12,948,826	1	224,427	84.1%	—%
Total properties under development	12,948,826	1	224,427	84.1%	—%
Operating properties:
Owned properties
Costa Rica (4)	263,201,125	19	2,516,471	100.0%	100.0%
Colombia	144,844,400	5	1,255,286	100.0%	100.0%
Peru	153,685,370	7	1,605,629	100.0%	100.0%
Mexico	20,569,001	2	257,688	100.0%	100.0%
Sub-total	582,299,896	33	5,635,074	100.0%	100.0%
Properties under right-of-use
Peru	14,482,139	1	169,187	100.0%	100.0%
Sub-total
Total operating properties	596,782,035	34	5,804,261	100.0%	100.0%
Total operating and properties under development	609,730,861	35	6,028,688	99.4%	96.3%
Total	$649,825,184	35	7,560,014	N/A	N/A

	Fair Value as of December 31, 2024	Number of Buildings	NRA(1) (sq ft)	Leased %	Occupied %
Land bank:
Owned properties
Colombia	$23,851,330	N/A	1,090,211	15.0%(2)	N/A
Sub-total	23,851,330	N/A	1,090,211	15.0%	N/A
Properties under right-of-use(3)
Peru	16,691,019	N/A	670,322	—%	N/A
Sub-total	16,691,019	N/A	670,322	—%	N/A
Total land bank	40,542,349	N/A	1,760,533	9.3%	N/A
Properties under development:
Owned properties
Costa Rica	—	—	—	—%	—%
Peru	—	—	—	—%	—%
Sub-total	—	—	—	—%	—%
Properties under right-of-use(3)
Peru	21,798,170	2	421,321	100.0%	25.2%
Sub-total	21,798,170	2	421,321	100.0%	25.2%
Total properties under development	21,798,170	2	421,321	100.0%	25.2%
Operating properties:
Owned properties
Costa Rica(4)	260,094,960	19	2,516,137	100.0%	99.4%
Colombia	109,065,873	5	1,255,404	100.0%	100.0%
Peru	123,017,512	6	1,350,084	94.8%	94.8%
Total operating properties	492,178,345	30	5,121,625	98.6%	98.3%
Total operating and properties under development	513,976,515	32	5,542,946	98.7%	92.8%
Total	$554,518,864	32	7,303,479	N/A	N/A
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
(4)As of December 31, 2025 and 2024, the operating properties in Costa Rica included patios and open-air rentable land totaling 521,274 square feet for the use of trailer parking and open-air warehousing. As of December 31, 2025 and 2024, the patios and open-air rentable land had a fair value of $6.1 million, with a weighted average capitalization rate of 8.3%. The NRA included in the table above excludes areas related to the patios and open-air rentable land.

Item 6. Directors, Senior Management and Employees
A.Directors and Senior Management
The following table lists the names, ages and positions of the individuals who currently serve as directors and executive officers of the Company, as of March 18, 2026:

Name	Age	Position(s)
Esteban Saldarriaga	41	Chief Executive Officer
Paul Smith Marquez	50	Chief Financial Officer
Annette Fernandez	49	Chief Operations Officer
Guillermo Zarco B.	51	Colombia Country Manager
Luis Conejo	59	Costa Rica Country Manager
Alvaro Chinchayan	49	Peru Country Manager
Eduardo Nakash	43	Mexico Country Manager
Thomas McDonald	61	Director
Roger Lazarus	67	Director
Gloria Canales Saldaña	44	Director
Mauricio Salgar	55	Director
Diego Durruty	54	Director
Françoise Lavertu	51	Director
Javier Marquina-Graciani	52	Director
Esteban Saldarriaga has served as the Chief Executive Officer (CEO) of LPA since March 2024, and prior to this, he was the CEO of LLP, the predecessor of LPA, starting in November 2022. His appointment followed a tenure on the board of directors of LLP, where he served from 2016 until his appointment as CEO. Before that, he served as an Investments Principal, Vice President, and Associate at Jaguar Growth Partners (Jaguar), a global investment management firm specializing in real estate operating companies in emerging markets. He also served as a member of the board of directors and the Investment Committee of Colombian Healthcare Properties, a Jaguar portfolio company, from 2019 until 2024. Mr. Saldarriaga held several roles in the finance industry, including M&A Associate from 2013 to 2015 at Grupo Gloria, a Latin American conglomerate based in Lima, Peru, working on cross-border acquisitions and integrations. Additionally, he was an Investment Banking Analyst from 2010 to 2013 at J.P. Morgan’s Advisory Group, based in Bogota, Colombia covering a broad array of sectors in Central and South America. Mr. Saldarriaga holds an MBA from Columbia Business School in New York and a bachelor’s and master’s degree in Economics from Pontificia Universidad Javeriana in Bogota, Colombia.
Paul Smith Marquez has served as the Chief Financial Officer of LPA since May 2024 and prior to this appointment, he served as Senior Financial Advisor since March 2024. Mr. Smith served as Chief Financial Officer of VTrips from January 2022 to March 2024. Additionally, Mr. Smith served as Chief Financial Officer of Hoteles City Express from June 2017 to January 2022. He is also the founder and served as the Chairperson of Integrigen de Mexico SAPI de CV from May 2015 to December 2018. Mr. Smith was Chief Financial Officer of Envases Universales de México from May 2015 to May 2017. He was the Chief Financial Officer of Grupo Martí from November 2005 to July 2012 and Chief Executive Officer from July 2012 to April 2015. Since May 2014, Mr. Smith has been a member of the board of directors of Christel House México. He previously served as a member of the board of directors of Haber Holding from May 2015 to April 2022. Mr. Smith holds an MBA from Harvard Business School in Boston, Massachusetts and bachelor’s degree in Accounting and Finance from Universidad Panamericana in Guadalajara, Mexico.
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
Luis Conejo has served as Country Manager - Costa Rica of LPA since September 2024. Prior to this role, he served as Property Manager of LLP since January 2020 and assumed the same role at LPA upon the consummation of the Business Combination. Before joining LLP, Mr. Conejo held the position of Sales and Marketing Coordinator at Urbanizadora La Laguna from December 2018 to September 2019. Mr. Conejo served as Client Care Supervisor at Vivicon from January 2004 to September 2018 and on the board of directors of AsoVivicon from October 2011 to November 2015. Mr. Conejo holds an MBA and a bachelor’s degree in Business Administration with a concentration in Marketing from the Universidad Latina in San Jose, Costa Rica.
Alvaro Chinchayán has served as Country Manager-Peru of LLP since 2016 and assumed the same role at LPA upon the consummation of the Business Combination. Prior to LLP, Mr. Chinchayán served as general manager at BSF Almacenes del Perú and Papelera Alfa. Mr. Chinchayán holds an MBA from Incae Business School in Alajuela, Costa Rica and a bachelor’s degree in Civil Engineer from Ricardo Palma University in Lima, Peru.
Eduardo Nakash has served as Country Manager- Mexico of LPA since July 2025. Prior to LPA, Mr. Nakash held leadership roles at MiRA from March 2020 to September 2021, and Evercore from June 2011 to June 2013, where he led the origination, analysis, and structuring of real estate investments. He also played a key role in major equity offerings and capital raises within Mexico’s real estate sector. More recently, he served as managing director of REED, a regional real estate advisory firm that he founded, which specializes in capital raising, financing and the acquisition and divestment of various real estate assets. Eduardo holds a bachelor’s degree in industrial engineering from ITAM in Mexico and an MBA from The Wharton School of the University of Pennsylvania.
Thomas McDonald became the Chairman of the LPA Board upon the consummation of the Business Combination and has served on the board of directors of LLP since 2021. Mr. McDonald is the Co-Founder of Jaguar Growth Partners Group, LLC and Jaguar Growth Partners, LLC. Mr. McDonald has been Managing Partner of Jaguar Growth Partners Group, LLC as well as Managing Partner and Head of Americas of Jaguar Growth Partners, LLC since their formation in 2013. Mr. McDonald has served as Managing Member of Jaguar Growth Assets Management, LLC since 2013. In addition to serving on the board of directors of LLP, Mr. McDonald serves on the boards of directors for Hoteles City Express (BMV: HCITY), Colombia Healthcare Properties, Opea Securitizadora SA, and Bresco, and previously on Vesta (BMV: VESTA), Aliansce Sonae SA (BZ: ALSO3), Gafisa (NYSE: GFA), BR Malls (BZ: BRML3), Tenda (BZ: TNDA3), Parque Arauco (SNSE: PARAUCO), Bracor, AGV Logistics, and Brazilian Finance and Real Estate. Before the creation of Jaguar Growth Partners, Mr. McDonald served as Chief Strategic Officer of Equity International, LLC, where he was primarily responsible for developing its collaborative, partner-oriented investment style through establishing, building, and optimizing relationships, as well as coordinating investment and portfolio management activities. From 1997 to 1999, Mr. McDonald was Executive Vice President of Anixter International (NYSE: AXE), and was responsible for global sales. From 1993 to 1997, Mr. McDonald resided in Argentina, and was responsible for establishing operating businesses for Anixter in Brazil, Argentina, Chile, Venezuela, and Colombia. Previously, Mr. McDonald lived in Mexico and Puerto Rico, holding operating and business development leadership roles with American Airlines and Quadrum SA de CV. Mr. McDonald is a member of the Emeritus Board of IES Abroad, and a former member of the University of Chicago’s Booth School of Business Global Advisory Board. Mr. McDonald founded, and is President of the board of directors of Coprodeli USA, a non-profit supporting the integral development of Peru’s impoverished. Mr. McDonald graduated from the University of Notre Dame and received his MBA from the University of Chicago’s Booth School of Business. Mr. McDonald has extensive experience in private equity investing in emerging markets over the past 24 years, as well as experience serving on public, private, and non-profit companies’ boards of directors.
Roger Lazarus became a member of the LPA Board upon the consummation of the Business Combination and has served on the board of directors of LLP since 2021. Mr. Lazarus served as the Chairperson of LLP’s Audit Committee since March 2021 and served as the Chairperson of LLP’s Compensation Committee from March 2021 to March 2024. In addition, Mr. Lazarus has served as a Venture Advisor to Marcy Venture Partners and its portfolio companies since March 2020. Mr. Lazarus served as the Chief Financial Officer of Chain Bridge 1 (NASDAQ: CBRG) from November 2021 to March 31, 2024. In addition, Mr. Lazarus has served on the board of directors and as Chairperson of the Audit Committee of Heliogen Inc (NYSE: HLGN) from March 2023 to August 2025. From 1997 to 2019, he was a partner at Ernst &

Young, where he advised on acquisitions and investments for corporate and private equity clients. During his career with Ernst & Young, he served in a variety of roles, including as the Chief Operating Officer and board member of Ernst & Young’s LatAm North region, where he managed internal operations and oversaw financial and operating reporting for 13 countries from 2017 to 2019, as a Managing Partner and Chief Operating Officer of Ernst & Young Colombia from 2013 to 2019, and as the Managing Partner of Ernst & Young´s West Region Transactions service-line from 2006 to 2009. He is Chair of the Audit Committee of the Goldman Environmental Foundation and the sponsor of the annual Goldman Environmental Prize. Mr. Lazarus is a Chartered Accountant (ICAEW), holds a Bachelor of Arts with honors in Economics from the University of York, England and completed the international certification of the Institute of Directors in London, England in 2020. Mr. Lazarus possesses valuable financial and operational expertise across both developed and emerging markets.
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
Mauricio Salgar became a member of the LPA Board upon the consummation of the Business Combination. He previously served as Managing Director of Advent International, a global private equity firm based in Bogota, Colombia, from October 2012 to December 2023. Mr. Salgar currently serves as an independent board member of Grupo Aval (NYSE: AVAL) and as a member of the board of directors of Holding Hotelera GHL, a privately held company in Colombia. Previously, Mr. Salgar served as a member of the boards of directors of AI Inversiones Palo Alto II S.A.C. (CANVIA) from June 2017 to November 2023, Sophos Solutions S.A.S. from December 2020 to September 2023, Enjoy S.A. (SSE: ENJOY) from January 2018 to April 2021, Lifemiles B.V. from August 2015 to October 2021, Oleoducto Central S.A. or Ocensa, from January 2014 to February 2020 and Alianza Fiduciaria and Alianza Valores from January 2014 to April 2019. Mr. Salgar holds a Bachelor of Science in Industrial Engineering from Universidad de los Andes in Bogota, Colombia, and an MBA from MIT Sloan School of Management in Cambridge, Massachusetts. He has extensive experience in the Latin American region.
Diego Durruty became a member of the LPA Board upon the consummation of the Business Combination and has served as Executive President of Grupo Urbana, a real estate investment, development, and operations company based in Chile, since March 1996. Since October 2019, Mr. Durruty has served as a member of the board of directors of B21. Mr. Durruty served as a member of the board of directors of D’Barbers from March 2020 to October 2024. Since December 2024, Mr. Durruty has served as a member of the board of Dominum Financial, and since December 2025, Mr. Durruty has served as a member of the board of Vetfans. Mr. Durruty has 30 years of professional experience in the real estate industry in Chile and Latin America. His institutional involvement with major real estate groups has provided him with insight into various verticals, including mixed-use developments, multi-family properties, offices, shopping centers, self-storage, and parking facilities. Throughout his career, Mr. Durruty has successfully acquired 15 companies, solidifying his position as a leader in the real estate industry. Mr. Durruty pursued coursework in architecture and management at the Pontifical Catholic University of Chile, and has expansive experience in the real estate industry.
Françoise Lavertu became a member of the LPA Board in July 2024. Since April 2023, she has served as Co-Chief Executive Officer of Desteia (Auba, Inc.), a San Francisco-based company that provides AI-based supply chain visibility and optimization technologies for large enterprises. She is also Co-Founder of South View Studio, a strategic and creative brand-building firm advising B2C and B2B companies, including those operating in real estate and logistics, and for which she served as director of strategy from February 2019 to April 2023. Ms. Lavertu founded and served as an advisor and operating partner from February 2019 to March 2023 at Utelias, which provided strategic and operational guidance to private equity funds, bringing hands-on experience scaling businesses to their portfolio companies. Prior to Utelias, Ms. Lavertu was Tesla’s General Manager for the Southeast U.S. and Latin America, and previously Country Manager for Mexico. In addition to leading the launch of Tesla’s Model X and Model 3 vehicles as well as energy products in her markets, she had full P&L responsibility. Mrs. Lavertu began her career in consumer goods and has experience in retail, sales, marketing, merchandising and purchasing at market-leading brands. She has a bachelor’s degree in Commerce from

McGill University and a master’s degree in Statistics from HEC Montreal, both in Quebec, Canada. Ms. Lavertu is a board member at Spectrum (Grupo Pantaleon) and Solfium, and serves as an advisor to Endeavor.
Javier Marquina-Graciani became a member of the LPA Board in July 2024. Mr. Marquina is the founder of Miami-based ARQ Consultants Inc., a firm specializing in real estate investment strategy and execution, and has served as Chief Executive Officer there since February 2019. In addition, he has served on the board of Guatemala-based Inmobiliaria Spectrum since June 2018 and was Vice Chair of the board from 2023 to 2025. He has served as an independent trustee at US-based TIDAL TRUST II, a regulated investment trust with over 70 ETF holdings representing approximately US$11 billion in assets, since July 2022. He has also served as manager since May 2023 of Neta Investments LLC, a US-based private real estate investment trust. Mr. Marquina served on the board of LatAm Logistic Properties, S.A. from November 2022 to March 2024. He also served as interim Head of the Americas of Acciona Inmobiliaria from January 2020 to June 2021 and as Head of Investment Team for Latin America for GLL Real Estate Partners from September 2016 to January 2020. Previously, Mr. Marquina was the Real Estate Investment Director of Miami-based Finaccess Advisors, where he designed and implemented a new real estate investment strategy and successfully closed three transactions totaling $250 million. Prior to this, he was Partner and Finance Director of Aguirre Newman America, a SMM LLC franchise that he launched in 2009 and expanded into Brazil, Mexico and Peru. In 2002, Mr. Marquina co-founded SMM LLC and led a management buyout of five CBRE offices in Latin America. Mr. Marquina has a master’s degree in Politics and Economics from the University of Oxford, England, and an MBA from Instituto de Empresa in Madrid, Spain.
Family Relationships
There are no family relationships between the directors or executive officers.
B.Compensation
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not publicly disclosed this information elsewhere.
For the year ended December 31, 2025, we have incurred an aggregate compensation expense of $5,535,011 related to our executive officers and directors. This amount is comprised of salaries, bonuses, director’s fees, non-cash benefits, and share-based payment expense. Refer to Note 23 of the Audited Consolidated Financial Statements for further information.
Logistic Properties of the Americas Equity Incentive Plan
The Company has adopted the Logistic Properties of the Americas Equity Incentive Plan filed as Exhibit 4.5 to this Annual Report (the “Equity Incentive Plan”) to enhance its competitive edge in attracting, retaining, awarding and motivating directors, officers, employees and consultants by granting equity and equity-based awards. The Equity Incentive Plan permits the grant of options to purchase Ordinary Shares, stock appreciation rights, restricted stock, restricted stock unit awards, performance-based awards, and other equity-based awards related to Ordinary Shares, as well as cash incentive awards, thereby fostering a more substantial alignment between employee and shareholder interests.
As of the date of this Annual Report, restricted stock unit awards representing 610,000 Ordinary Shares have been granted under the Equity Incentive Plan to certain of our executive officers and directors, of which 190,410 awards have vested, while the remainder is still subject to vesting schedules. No additional awards have been granted under the Equity Incentive Plan.
C.Board Practices
Board Composition
The LPA Board consists of seven (7) members. At each annual general meeting of shareholders, Directors of the relevant class, whose terms are set to expire, will be eligible for re-election to the LPA Board for a three-year term. The LPA directors are categorized into three classes as follows:
•the Class I directors are Diego Durruty and Javier Marquina-Graciani, whose terms expire at the 2028 annual general meeting of shareholders;
•the Class II directors are Roger Lazarus, Mauricio Salgar and Francoise Lavertu, whose terms expire at the 2026 annual general meeting of shareholders; and
•the Class III directors are Thomas McDonald and Gloria Canales Saldaña, whose terms expire at the 2027 annual general meeting of shareholders.

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
Role of the LPA Board in Risk Oversight
A key function of the LPA Board is to provide informed oversight of LPA’s risk management process. This oversight is conducted by the LPA Board as a whole, and through various standing committees that focus on risks specific to their areas of responsibility. In particular, the LPA Board is responsible for monitoring and assessing strategic risk exposure, while the Audit Committee is responsible for evaluating and discussing LPA’s significant financial and operational risk exposures. This includes recommending actions for management to monitor and control such risks, as well as establishing guidelines and policies that govern the risk assessment and management process. Additionally, the Audit Committee ensures compliance with legal and regulatory requirements. The Compensation Committee, on the other hand, evaluates and monitors whether LPA’s compensation plans, policies, and programs comply with applicable legal and regulatory standards.
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
•conducting and managing LPA’s business operations;
•representing LPA in contracts and agreements;
•appointing attorneys for LPA;
•selecting senior management, including managing and executive directors;
•providing employee benefits and pension;
•convening shareholders’ annual general meetings and reporting on its activities at such meetings;
•declaring dividends and distributions;
•exercising the borrowing powers of LPA and mortgaging LPA’s property;
•approving the transfer of LPA shares, including their registration in the Company’s register of members; and
•exercising any other powers conferred by the shareholders under the Proposed Charter, as it may be amended from time to time.
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

Audit Committee
The Audit Committee consists of Messrs. Lazarus, Marquina, and Ms. Canales Saldaña, with Mr. Lazarus serving as chair of the Audit Committee. Mr. Lazarus meets the criteria of an Audit Committee financial expert as defined by the applicable SEC rules. Each of Messrs. Lazarus and Marquina and Ms. Canales Saldaña satisfy the independence requirements outlined in Rule 10A-3 of the Exchange Act, as well as the financial literacy standards of the NYSE American. In making such determinations, the LPA Board considered the education and prior professional experience of each Audit Committee member. The Audit Committee will periodically hold executive sessions with the Company’s independent auditing firm and management.
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
•review of the independent auditor’s annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by LPA;
•obtaining and reviewing at least annually a report by LPA’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;
•monitoring the rotation of LPA’s independent auditor’s lead audit and concurring partners and the rotation of other audit partners as required by law;
•prior to engagement of any independent auditor, and at least annually thereafter, reviewing, and assessing independence and taking the appropriate action to continue to oversee the independence of LPA’s independent auditor;
•reviewing LPA’s annual and quarterly financial statements and reports, including the disclosures contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations, and discussing the statements and reports with LPA’s independent auditors and management;
•reviewing with LPA’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of LPA’s financial controls and critical accounting policies;
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
The Audit Committee’s composition and functions to comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and NYSE American rules and regulations.
Compensation Committee
LPA’s Compensation Committee consists of Messrs. McDonald, Salgar and Durruty with Mr. Salgar serving as chair of the Compensation Committee. The LPA Board has determined that all members of the Compensation Committee, with the exception of Mr. McDonald, satisfy the independence requirements as defined in Rule 16b-3 of the Exchange Act and, the listing standards of the NYSE American. The Compensation Committee’s primary duties include, among other responsibilities:
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
•reviewing and discussing with management LPA’s “Compensation Discussion and Analysis” disclosures in periodic reports to be filed with the SEC to the extent such disclosure is included in any such report; and
•reviewing and evaluating the adequacy of the Compensation Committee charter annually and recommending any proposed amendments to the LPA Board for approval.
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
•evaluating the performance of the LPA Board, committees, and individual directors to determine the appropriateness of their continued service;
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
Limitation on Liability and Indemnification of Directors and Officers
Cayman Islands law does not restrict the extent to which a company’s memorandum and articles of association include provisions for the indemnification of officers and directors, except to the extent that such provisions may be deemed to be contrary to public policy by the Cayman Islands courts. This includes indemnification against willful default, willful neglect and actual fraud, or the consequences of committing a crime. The Charter allows for the indemnification of LPA’s officers and directors to the fullest extent permitted by law, covering any liabilities incurred in their official capacities except in cases of actual fraud, willful default, or willful neglect. Additionally, LPA has purchased a D&O liability insurance policy that protects LPA’s officers and directors against defense costs, settlements or judgments in certain circumstances and it also covers LPA’s obligations to indemnify its officers and directors.
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
D.Employees
As of December 31, 2025, we had a total of 36 employees, comprising 19 employees in Costa Rica, nine employees in Peru, five employees in Colombia, two employees in the United States, and one employee in Mexico. We outsource our construction, engineering, and project management and related activities, as well as property maintenance to third parties. As of December 31, 2025, none of our employees were affiliated with labor unions.
E.Share Ownership
Ownership of the Company’s shares by its directors and executive officers is set forth in Item 7.A and Item 6.B (Logistic Properties of the Americas Equity Incentive Plan) of this Annual Report.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
In accordance with the applicable rules of the NYSE American Company Guide, Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, the LPA Board adopted a Policy for the Recovery of Erroneously Awarded Incentive-based Compensation to provide for the recovery of erroneously awarded incentive-based compensation paid to the Executive Officers of LPA. This policy enables the Company to recoup incentive-based compensation paid to Executive Officers based on erroneously prepared financial statements due to fraud or misconduct, to the extent that such executive’s incentive compensation was based on the misstated financial statements. The full text of the Company’s Policy for the Recovery of Erroneously Awarded Incentive-based Compensation is filed as Exhibit 97.1 to this Annual Report.
Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth certain information regarding the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this Annual Report, for:
•each person known by us to be the beneficial owner of more than 5% of outstanding Ordinary Shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power with respect to that security. A person is also deemed to be a beneficial owner of securities that person has a right to acquire within 60 days including, through the exercise of any option, warrant or other right or the conversion of any other security. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding. However, they are not deemed outstanding for computing the percentage ownership of any other person.
As of the date of this Annual Report, 31,617,815 Ordinary Shares have been issued and are outstanding. The percentage of beneficial ownership of each listed person is based on the 31,617,815 Ordinary Shares outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

Name and Address(1) of Beneficial Owner	Number of Ordinary Shares	% of Ordinary Shares
Directors and Executive Officers:
Esteban Saldarriaga	—	*
Paul Smith Marquez	—	*
Annette Fernandez	—	*
Guillermo Zarco B.	—	*
Luis C. Conejo	—	*
Alvaro Chinchayan	—	*
Thomas McDonald(2)	26,314,500	83.2%
Roger Lazarus	—	*
Gloria Canales Saldaña	—	*
Mauricio Salgar	—	*
Diego Durruty	—	*
Francoise Lavertu	—	*
Javier Marquina-Graciani	—	*
All directors and executive officers of LPA as a group	26,314,500	83.2%

Other 5% Shareholders Post-Business Combination:
JREP I Logistics Acquisition, LP(3)	26,314,500	83.2%
* Less than one percent (1%)
(1)Unless otherwise noted, the business address of each of the following entities or individuals is c/o Logistic Properties of the Americas, Plaza Tempo, Edificio B, Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.
(2)Represents shares held by JREP I Logistics Acquisition, LP (see footnote 3 below) and Latam Logistic Equity Partners, LLC. Latam Logistic Equity Partners is managed by JREP I Logistics Acquisition, LP. Thomas McDonald disclaims beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have directly or indirectly.
(3)Represents shares held by JREP I Logistics Acquisition, LP, Jaguar Real Estate Partners, LP, and Latam Logistic Equity Partners, LLC. Latam Logistic Equity Partners is managed by JREP I Logistics Acquisition, LP. JREP I Logistics Acquisition, LP and Jaguar Real Estate Partners, LP are investment funds managed by JREP GP, LLC. JREP GP, LLC is managed by Jaguar Growth Partners Group LLC, managing members of which are Gary R. Garrabrant and Thomas McDonald, who share equally in the voting and investment discretion with respect to investments held by such funds. Gary R. Garrabrant and Thomas McDonald disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of the reporting person is 1395 Brickell Avenue, Suite 800, Miami, FL 33131.
Significant Changes in Ownership
To our knowledge, other than as disclosed in this Annual Report and our other filings with the SEC, there has been no significant change in the percentage of ownership held by any major shareholder since the consummation of the Business Combination.
Registered Holders
Based on a review of the information provided to us by our transfer agent, Continental Stock Transfer & Trust Company, as of December 31, 2025 there were 20 registered holders of our Ordinary Shares, 15 of which were United

States registered holders holding a total of 30,107,815 Ordinary Shares, representing approximately 95.22% of our total outstanding shares.
B.Related Party Transactions
Loan Receivables from Affiliates
On June 25, 2015, we entered into an agreement with Latam Logistic Investments LLC (“LLI”) to provide loans to LLI to meet certain tax obligations. At that time, LLI was wholly owned by a former executive of LLP and held 8.0% of LLP’s equity In July 2020, we increased the notes receivable from LLI from $3,015,000 to $4,165,000 and extended the term to December 31, 2024. In June 2021, the notes receivable increased from $4,165,000 to $4,850,000. In May 2022, we increased the notes receivable balance from $4,850,000 to $6,950,000, while maintaining the expiration date of December 31, 2024. As of December 31, 2024, the notes receivable carried a fixed interest rate of 9.0%. The key terms of the notes receivable included a payment of the principal balance and interest at maturity, the option for early repayment without penalty, collateralization with ordinary shares and a promissory note. As of December 31, 2024, the total notes receivable balance, including accrued interest, amounted to $0. The loan receivable was settled on March 27, 2024, through the non-judicial foreclosure of the LLP shares held by LLI pursuant to an assignment agreement between LLP and LLI. LLI is currently challenging such non-judicial foreclosure and assignment agreement and claiming an alleged excess value of approximately $14 million from this foreclosure. We are vigorously defending this lawsuit and believe the claims are without merit. Refer to Notes 4 and 23 of our Audited Consolidated Financial Statements for more information.
Management and Advisory Services
We paid Jaguar Growth Partners LLC $171,574 and $664,960 for management and advisory services provided to us during the years ended December 31, 2025 and 2024, respectively.
We reimburse our executives and directors for reasonable travel-related expenses incurred while conducting business on our behalf.
Legal Services
Ramirez & Cardona Abogados, whose managing partner was an LPA board member and an LLP board member prior to the consummation of the Business Combination, provided legal services to us for a total cost of $— and $18,990 for the years ended December 31, 2025 and 2024, respectively.
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
Founder Registration Rights Agreement Amendment
At the closing of the Business Combination, LPA, TWOA, two Sponsor, and the other parties involved entered into an amendment (the “Founder Registration Rights Agreement Amendment”) dated March 27, 2024, to the registration rights agreement entered into by TWOA and the Sponsor at the time of TWOA’s IPO and other parties thereto (the “Founder Registration Rights Agreement”). This Amendment modified the Founder Registration Rights Agreement to add LPA as a party and to reflect the issuance of Ordinary Shares under the Business Combination Agreement. It also reconciled the provisions of the Registration Rights Agreement. It clarified that despite the fact that, the other provisions of both the Founder Registration Rights Agreement and the Registration Rights Agreement grant similar rights and priorities to holders of registrable securities under such agreements, LPA is not required to facilitate or allow any registration, nor to make any registration statement effective, for any registrable securities held by any holder of the Ordinary Shares converted from the Founder Shares under the Registration Rights Agreement Amendment until after 18 months following the Closing.

Amendment to Insider Letter Agreement
Simultaneously with the execution and delivery of the Business Combination Agreement, TWOA, the Sponsor, two Sponsor, and certain other TWOA shareholders and LPA (through a joinder agreement), entered into an amendment to the Insider Letter Agreement dated August 15, 2023 (the “Amendment to Letter Agreement”). The Amendment to Letter Agreement: (i) added LPA as a party to the Insider Letter, (ii) updated the terms of the Insider Letter to reflect the transactions outlined in the Business Combination Agreement, including the issuance of Ordinary Shares in exchange for the TWOA Ordinary Shares, (iii) modified the lock-up terms set forth in the Insider Letter to align with the lock-up provisions in the Lock-Up Agreement dated as of August 15, 2023, involving TWOA, the Sponsor, two Sponsor, each of the shareholders of TWOA signatories thereto, and, LPA via joinder agreement, and (iv) granted LLP the ability to enforce the lock-up and voting provisions of the Insider Letter prior to the Closing.
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
Effective September 27, 2025, the Lock-Up Agreement expired and the Company authorized our transfer agent, Continental Stock Transfer & Trust, to remove the restrictive legend from any shares so restricted.
C.Interests of Experts and Counsel
Not applicable.
Item 8: Financial Information
A.Consolidated Statements and Other Financial Information
The historical operations of LLP prior to the Business Combination are deemed to be those of the Company. Thus, the financial statements included in this Annual Report include both the historical operating results of LLP prior to the closing of the Business Combination and the operating results of LPA since the closing of the Business Combination on March 27, 2024. The Audited Consolidated Financial Statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024, and 2023, included in this Annual Report, have been prepared in accordance with IFRS Accounting Standards, which we refer to as our financial statements. See Item 18, Financial Statements.

Legal Proceedings
From time to time, LPA may be a party to legal proceedings, and subject to claims that arise in the ordinary course of business. We are currently engaged in two legal proceedings brought by a former executive of LLP. See Note 23 of the Audited Consolidated Financial Statements. We are currently vigorously defending these lawsuits, and believe the claims are without merit. Although the results of litigation and claims are inherently unpredictable and uncertain, LPA is not currently a party to any other legal proceedings which, if ruled adversely to LPA, are reasonably expected to have, either individually or in the aggregate, a material adverse effect on its business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
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
Our provisions are recorded pursuant to IFRS Accounting Standards accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In cases where unfavorable decisions in claims involve substantial amounts or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defending against these claims, which could prevent it from concentrating on our core business. Therefore, we cannot make any assurances that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
As of each of December 31, 2025 and 2024, we provisioned $0 to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more legal proceedings in which we are currently involved or may come to be involved were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. For more details about legal proceeding, see information under the caption “Litigation Matters” in Note 25 of the Audited Consolidated Financial Statements.
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
B.Significant Changes
Except as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of the Audited Consolidated Financial Statements.
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
The full Charter is incorporated by reference to Exhibit 3.1 to LPA’s Shell Company Report on Form 20-F (File No. 333-275972) filed with the SEC on March 29, 2024. We also incorporate by reference into this Annual Report the description of differences in corporate laws contained in LPA’s Registration Statement on Form F-1 (File No.333-281935) filed with the SEC on September 18, 2024.

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
As of the date of this Annual Report, no Preference Shares are outstanding. Although LPA does not currently intend to issue any Preference Shares, it is not assured that LPA will not do so in the future.
Treasury Shares
Generally, prior to the purchase, redemption, or surrender of any share of LPA, LPA’s directors may determine that such share shall be held as a treasury share or canceled. As of the date of this Annual Report, LPA has 249,194 shares in treasury, all of which were repurchased by the Company under the Program, as described below.
On November 22, 2024, the LPA Board authorized a share repurchase program (the “Program”) to buy back up to $10.0 million of the Company’s outstanding Ordinary Shares for a duration of 12 months. Under the Program, LPA may repurchase its Ordinary Shares from time to time, based on equity market conditions, legal requirements and other corporate considerations under a 10b5-1 plan or similar trading arrangement. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a 10b5-1 repurchase plan (the “10b5-1 Plan”). Under the 10b5-1 Plan, the Broker was authorized to repurchase Ordinary Shares on behalf of the Company from the open market, subject to volume limitations of Rule 10b-18 under the Exchange Act and certain limitations under the Program. Prior to their retirement or redemption, the Ordinary Shares repurchased are recorded as treasury shares in equity at cost, including the fees paid to the Broker. See Item 16.E, Purchases of Equity Securities by the Issuer and Affiliated Purchasers for more information on Ordinary Shares repurchased by the Company under the Program. On June 5, 2025, the 10b5-1 Plan was terminated, after 376,028 Ordinary Shares were repurchased. During the year ended December 31, 2025, 126,834 Ordinary Shares purchased pursuant to the 10b5-1 Plan were cancelled.
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
New Circle Share Purchase Agreement
On September 23, 2025 we entered into the New Circle SEPA and the Registration Rights Agreement with New Circle. Pursuant to the New Circle SEPA, we have the right to sell to New Circle up to $30,000,000 of our Ordinary Shares, subject to certain limitations and conditions set forth in the New Circle SEPA, from time to time during the term of the agreement. Sales of Ordinary Shares to New Circle under the New Circle SEPA, and the timing of any such sales, are at our discretion, and we are under no obligation to sell any securities to New Circle under the New Circle SEPA.
In accordance with our obligations under the Registration Rights Agreement, we registered under the Securities Act the resale by New Circle of up to 5,041,598 Ordinary Shares which represent: (i) the Commitment Shares having an aggregate value of $300,000 upon the effectiveness of the Registration Statement, which, in our sole discretion, we may issue in lieu of a cash payment for New Circle’s commitment to purchase Ordinary Shares under the New Circle SEPA, and (ii) the Ordinary Shares that we may elect, in our sole discretion, to issue and sell to New Circle from time to time under the New Circle SEPA. The purchase price of the Ordinary Shares that may be sold to New Circle under the New Circle SEPA will be based on an agreed upon fixed discount to the market price of our Ordinary Shares, as computed under the New Circle SEPA.
For further discussion of the New Circle SEPA, see Item 10.C, Material Contracts.
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
Directors
Appointment, Disqualification and Removal of Directors
The management of LPA is vested in the LPA Board. The Charter provides that there shall be a board of directors consisting of no less than one (1) and no more than nine (9) directors, provided that LPA may, from time to time, increase or decrease the limits on the number of directors by ordinary resolution. The size of the LPA Board is seven (7) directors, with seven (7) directors having been appointed as of December 31, 2025.
The Charter provides that the directors shall be divided into three (3) classes designated as Class I, Class II, and Class III, with as nearly equal a number of directors in each group as possible. Subject to the Charter, directors must be assigned to each class in accordance with a resolution or resolutions adopted by the LPA Board.
Director nominees may be appointed by the directors as outlined above or elected by an ordinary resolution at a general meeting. The seats of those directors whose terms expire at each annual general meeting will be filled at such annual general meeting. For illustrative purposes, at the 2026 annual general meeting, the term of office of the initial Class II directors shall expire, and Class II directors shall be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the initial Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. Subject to the Charter, at each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.
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
Anti-Money Laundering, Sanctions - Cayman Islands
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
Economic Substance – Cayman Islands
The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Organisation for Economic Co-operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) initiative as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, (As Revised) (the “Economic Substance Act”) contains economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” LPA is a Cayman Islands company, so its compliance obligations will include filing an annual notification, which needs to state whether LPA is carrying out any relevant activities and if so, whether LPA has satisfied economic substance tests to the extent required under the Economic Substance Act. If the Cayman Islands Tax Information Authority determines that LPA or any of its Cayman Islands subsidiaries has failed to meet the requirements imposed by the Economic Substance Act, LPA may face significant financial penalties, restriction on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands.
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
Data Protection in the Cayman Islands - Privacy Notice
This privacy notice explains the manner in which we collect, process, and maintain personal data about LPA’s investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).
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
Listing of Securities
The Ordinary Shares are listed on NYSE American under the symbol “LPA.”
C.Material Contracts
New Circle Standby Equity Purchase Agreement
On September 23, 2025, we entered into the New Circle SEPA and the Registration Rights Agreement with New Circle. Pursuant to the New Circle SEPA, we have the right to sell to New Circle up to $30,000,000 of our Ordinary Shares, subject to certain limitations and conditions set forth in the New Circle SEPA, from time to time during the term of the New Circle SEPA. Sales of Ordinary Shares to New Circle under the New Circle SEPA, and the timing of any such sales, are at our discretion, and we are under no obligation to sell any securities to New Circle under the New Circle SEPA.
In accordance with our obligations under the Registration Rights Agreement, we have filed the Registration Statement with the SEC to register under the Securities Act the resale by New Circle of up to 5,041,598 Ordinary Shares which represent: (i) the Commitment Shares having an aggregate value of $300,000 upon the effectiveness of the Registration Statement, which, in our sole discretion, we may issue in lieu of a cash payment for New Circle’s commitment to purchase Ordinary Shares under the New Circle SEPA, and (ii) the Ordinary Shares that we may elect, in our sole discretion, to issue and sell to New Circle from time to time under the New Circle SEPA. Upon the satisfaction of the conditions to New Circle’s purchase obligation set forth in the New Circle SEPA, we will have the right, but not the obligation, from time to time, at our discretion, during the 36-month period commencing on September 23, 2025, to direct New Circle to purchase a specified amount of Ordinary Shares by delivering a Purchase Notice to New Circle. While there is no mandatory minimum amount for any Purchase, a Purchase Notice may not be for the purchase of more than the lesser of: (i) an amount of Ordinary Shares equal to one hundred percent (100%) of the average daily trading volume of the Ordinary Shares during the five Trading Days immediately preceding a Purchase Notice, and (ii) 100,000 Ordinary Shares. The purchase price of the Ordinary Shares that may be sold to New Circle under the New Circle SEPA will be based on an agreed upon fixed discount to the market price of our Ordinary Shares, as computed under the New Circle SEPA. We do not know what the purchase price for our Ordinary Shares will be and therefore cannot be certain as to the number of shares we might issue to New Circle under the New Circle SEPA. Although the New Circle SEPA provides that we may sell up to $30,000,000 of Ordinary Shares to New Circle, only 5,041,598 Ordinary Shares were registered for resale by New Circle under the Securities Act.
We control the timing and amount of any sales of Ordinary Shares to New Circle. Actual sales of Ordinary Shares to New Circle under the New Circle SEPA will depend on a variety of factors to be determined by us from time to time, which may include, among other things, market conditions, the trading price of our Ordinary Shares, and determinations by us as to the appropriate sources of funding for our company and its operations.
Under the applicable rules of the NYSE American, in no event may we issue to New Circle under the New Circle SEPA more than 6,301,173 Ordinary Shares, which number of Ordinary Shares is equal to the Exchange Cap, unless: (i) we obtain shareholder approval to issue Ordinary Shares in excess of the Exchange Cap in accordance with applicable rules of the NYSE American, or (ii) shareholder approval is not required for the issuance of Ordinary Shares in excess of the Exchange Cap, pursuant to the applicable rules of the NYSE American. Moreover, we may not issue or sell any Ordinary Shares to New Circle under the New Circle SEPA which, when aggregated with all other Ordinary Shares then beneficially owned by New Circle and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by New Circle and its affiliates to exceed the Beneficial Ownership Limitation; provided, that upon delivery of a written notice to the Company, New Circle may from time to time increase the Beneficial Ownership Limitation to 9.99%; provided further, that any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered.
Neither we nor New Circle may assign or transfer any of our respective rights and obligations under the New Circle SEPA without the prior written consent of the other party, and no provision of the New Circle SEPA may be modified or waived by the parties other than by an instrument in writing signed by both parties.
The New Circle SEPA and the Registration Rights Agreement contain customary representations, warranties, conditions, and indemnification obligations of the parties. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.
Purchases of Ordinary Shares Under the New Circle SEPA
Upon the terms and subject to the conditions of the New Circle SEPA, during the 36-month period commencing on September 23, 2025, we, at our sole discretion, shall have the right, but not the obligation, to direct New Circle to purchase Ordinary Shares up to the lesser of (i) an amount of Ordinary Shares equal to one hundred percent (100%) of the average daily trading volume of the Ordinary Shares during the five Trading Days immediately preceding a Purchase Notice, and (ii) 100,000 Ordinary Shares by delivering a Purchase Notice on any Trading Day.
Conditions to Each Purchase
New Circle’s obligation to accept Purchase Notices that are timely delivered by us under the New Circle SEPA and to purchase Ordinary Shares under the New Circle SEPA are subject to the satisfaction, at the time of delivery of such Purchase Notice, of the conditions precedent thereto set forth in the New Circle SEPA, all of which are entirely outside of New Circle’s control, which conditions include the following:
•the accuracy in all material respects of our representations and warranties included in the New Circle SEPA and the applicable Purchase Notice;
•us having issued to New Circle the Commitment Shares or cash equivalent amount, as applicable;
•there being an effective registration statement pursuant to which New Circle is permitted to utilize the prospectus thereunder to resell all of the Ordinary Shares pursuant to such Purchase Notice;
•the sale and issuance of such Ordinary Shares being legally permitted by all laws and regulations to which we are subject;
•our Board shall have approved the transactions contemplated hereby and such approval shall not have been amended, rescinded or modified and shall remain in full force and effect as of the time of delivery of such Purchase Notice;
•no Material Outside Event (as such term is defined in the New Circle SEPA) shall have occurred and be continuing;
•us having performed, satisfied, and complied in all material respects with all covenants, agreements, and conditions required by the New Circle SEPA to be performed, satisfied, or complied with by us;
•no statute, rule, regulation, executive order, decree, ruling, or injunction having been enacted, entered, promulgated, endorsed or withdrawn by any court or governmental authority of competent jurisdiction that prohibits or directly, materially, and adversely affects any of the transactions contemplated by the New Circle SEPA;
•trading in our Ordinary Shares shall not have been suspended by the SEC, the NYSE American or FINRA and us having not received any final notice that our listing will be terminated on a certain date;
•all of our Ordinary Shares issuable pursuant to the applicable Purchase Notice shall have been duly authorized by all necessary corporate actions; and
•except with respect to the first Purchase Notice, we shall have delivered all Ordinary Shares relating to all prior Purchase Notices.
Termination of the New Circle SEPA
Unless earlier terminated as provided in the New Circle SEPA, the New Circle SEPA will terminate automatically on the earliest to occur of:
•September 23, 2028 (the 36-month anniversary of the execution date of the New Circle SEPA);

•the date on which New Circle shall have purchased Ordinary Shares under the New Circle SEPA for an aggregate gross purchase price equal to $30,000,000; or
•the date any statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, withdrawn or endorsed by any court or governmental authority of competent jurisdiction, as applicable, (which shall include the SEC), the effect of which would prohibit any of the transactions contemplated by the New Circle SEPA.
We also have the right to terminate the New Circle SEPA at any time, at no cost or penalty, upon five Trading Days’ prior written notice to New Circle; provided that (i) there are no outstanding Purchase Notices under which we are yet to issue Ordinary Shares and (ii) we have paid all amounts owed to New Circle pursuant to the New Circle SEPA. We and New Circle may also terminate the New Circle SEPA at any time by mutual written consent.
No Short-Selling by New Circle
New Circle has agreed to, from and after the date of the New Circle SEPA through and including the next Trading Day following the expiration or termination of the New Circle SEPA, not directly or indirectly engage in any short sale of our Ordinary Shares, either for its own principal account or for the principal account of New Circle or any of its officers, or any entity managed or controlled by New Circle; provided, however, that New Circle may sell such Ordinary Shares that it is unconditionally obligated to purchase pursuant to, and following receipt of, a purchase notice, but prior to receiving such Ordinary Shares, and may sell other Ordinary Shares acquired pursuant to the New Circle SEPA that New Circle has continuously held from a prior date of acquisition.
Effect of Sales of Our Ordinary Shares under the New Circle SEPA on Our Shareholders
All of the Ordinary Shares that have been registered under the Securities Act for resale by New Circle in connection with the New Circle SEPA are expected to be freely tradable. The Ordinary Shares registered for resale in connection with the New Circle SEPA may be issued and sold by us to New Circle from time to time at our discretion over the term of the New Circle SEPA. The resale by New Circle of a significant amount of Ordinary Shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Ordinary Shares to decline and to be highly volatile. Sales of our Ordinary Shares, if any, to New Circle under the New Circle SEPA will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to New Circle all, some, or none of the Ordinary Shares that may be available for us to sell to New Circle pursuant to the New Circle SEPA.
If and when we do elect to sell Ordinary Shares to New Circle, after New Circle has acquired such shares, pursuant to the New Circle SEPA, New Circle may resell all, some, or none of such Ordinary Shares in its discretion and at different prices subject to the terms of the New Circle SEPA. As a result, investors who purchase Ordinary Shares from New Circle in this offering at different times will likely pay different prices for those Ordinary Shares, and so may experience different outcomes in their investment results. Investors may experience a decline in the value of the Ordinary Shares they purchase from New Circle in this offering as a result of future sales made by us to New Circle at prices lower than the prices such investors paid for their Ordinary Shares in this offering. In addition, if we sell a substantial number of Ordinary Shares to New Circle under the New Circle SEPA, or if investors expect that we will do so, the actual sales of Ordinary Shares or the mere existence of our arrangement with New Circle may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our Ordinary Shares to New Circle and the New Circle SEPA may be terminated by us at any time at our discretion without any cost to us.
Because the purchase price per share to be paid by New Circle for the Ordinary Shares that we may elect to sell to New Circle under the New Circle SEPA, if any, will fluctuate based on the market prices of our Ordinary Shares during the applicable pricing period, as of the date of this Annual Report we cannot reliably predict the number of Ordinary Shares that we will sell to New Circle under the New Circle SEPA, the actual purchase price per share to be paid by New Circle for those Ordinary Shares, or the actual gross proceeds to be received by us from those sales, if any. As of March 17, 2026, there were 31,617,815 Ordinary Shares outstanding. Assuming the issuance to New Circle of all of the Ordinary Shares registered for resale under the Registration Statement, such shares would represent approximately 15.95% of the total Ordinary Shares outstanding as of March 17, 2026.
Although the New Circle SEPA provides that we may, in our discretion, from time to time, during the term of the New Circle SEPA, direct New Circle to purchase Ordinary Shares from us in one or more Purchases under the New Circle

SEPA, for a maximum aggregate purchase price of up to $30,000,000, only 5,041,598 Ordinary Shares were registered for resale under the Registration Statement. The market price of our Ordinary Shares may fluctuate from time to time and, as a result, the actual purchase price to be paid by New Circle under the New Circle SEPA for our Ordinary Shares, if any, may also fluctuate. In order for us to receive the full amount of New Circle’s commitment under the New Circle SEPA, it is possible that we may need to issue and sell more than the number of Ordinary Shares that were registered for resale under the Registration Statement.
If it becomes necessary for us to issue and sell to New Circle more Ordinary Shares than were registered for resale under the Registration Statement in order to receive aggregate gross proceeds equal to $30,000,000 under the New Circle SEPA, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by New Circle of any such additional Ordinary Shares, which the SEC must declare effective, in each case, before we may elect to sell any additional Ordinary Shares to New Circle under the New Circle SEPA. The number of Ordinary Shares ultimately offered for resale by New Circle depends upon the number of Ordinary Shares, if any, we ultimately sell to New Circle under the New Circle SEPA.
The issuance, if any, of Ordinary Shares to New Circle pursuant to the New Circle SEPA would not affect the rights or privileges of our existing shareholders, except that it could result in a substantial dilution to their economic and voting interests. Although the number of Ordinary Shares that our existing shareholders own would not decrease as a result of sales, if any, under the New Circle SEPA, the Ordinary Shares owned by our existing shareholders would represent a smaller percentage of our total outstanding Ordinary Shares after any such issuance.
See also Item 4.B, Information on the Company - Business Overview, Item 5.B, Operating and Financial Review and Prospects - Liquidity and Capital Resources, Item 6.B, Directors, Senior Management and Employees - Compensation, Item 7.A, Major Shareholders and Related Party Transactions - Major Shareholders, and Item 7.B, Major Shareholders and Related Party Transactions - Related Party Transactions.
Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently and have not been, in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
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
This section is subject to further discussion under “- Passive Foreign Investment Company Rules” below.
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
Passive Foreign Investment Company Rules
Generally. The treatment of U.S. holders of the Ordinary Shares could be materially different from that described above if LPA is treated as a PFIC for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules (the “PFIC Income Test”), or (ii) more than 50% of such foreign corporation’s assets in any taxable year, generally based on the quarterly average of the value of its assets during such year, is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the “PFIC Asset Test”). Passive income for purposes of the PFIC Income Test generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of that foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it no longer satisfies the PFIC Income Test and the PFIC Asset Test in subsequent years unless the U.S. holder makes a deemed sale election regarding the stock of the PFIC held by such U.S. holder once such PFIC ceases to satisfy both of the qualification tests.
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
Ownership and Disposition of Ordinary Shares by Non-U.S. Holders
A non-U.S. holder of Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under - Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Ordinary Shares or any gain recognized on a sale or other disposition of Ordinary Shares, including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Ordinary Shares, unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder who is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition and meets certain other requirements. Such non-U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Ordinary Shares.
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
Interest Rate Risk
LPA holds financial liabilities (e.g., long-term debt) subject to interest rate risk. Fluctuations in interest rates as of the reporting date may impact profit or loss and cash flows. As of December 31, 2025, and December 31, 2024, the debt balance subject to variable rates was $218.9 million and $98.3 million, respectively. Assuming no change in the principal amounts outstanding, the impact of a 1% increase or decrease in the assumed weighted average interest rate on interest expense would be approximately $2.2 million for the year ended December 31, 2025.
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
The Company is confident that LPA has access to a diverse range of funding sources to repay any debts maturing within 12 months as part of its normal business operations. As of December 31, 2025, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders. Refer to Note 16 of the Audited Consolidated Financial Statements for further information.
Foreign Currency Risk
LPA is exposed to market risk from fluctuations in foreign currency exchange rates primarily in connection with all of LPA’s subsidiaries. LPA is subject to fluctuations in the exchange rates between the Costa Rican colon, Peruvian sol Colombian peso, and Mexican Peso against the U.S. dollar. LPA implements natural hedging strategies by aligning the denomination of its debt obligations with its revenue streams to minimize currency exposure. In addition, LPA keeps minimal funds in local currencies and holds the majority of funds in its functional currency of the U.S. dollar. As of December 31, 2025, and 2024, the net assets in foreign operations of LPA in its operations in Colombia, which uses the Colombian peso as its functional currency, amounted to $201.4 million and $93.8 million, respectively. For the year ended December 31, 2025 and 2024, a hypothetical 10% strengthening or weakening of the U.S. dollar against the local currencies of the subsidiaries would have decreased or increased profit by $0.8 million and $0.5 million respectively.
Market Risk
LPA’s primary market risk exposure derives from fluctuations in interest rates and foreign currency exchange rates. It does not engage in derivative trading or speculative activity to generate income.
Equity Price and Dilution Risk Associated with the New Circle SEPA
On September 23, 2025, we entered into the New Circle SEPA with New Circle, pursuant to which we have the right, but not the obligation, to sell up to $30.0 million of our Ordinary Shares to New Circle over the term of the agreement, subject to specified conditions. Any sales under the agreement, including the timing and amount of such sales, are at our discretion.
The purchase price of any Ordinary Shares sold under the agreement is determined based on a fixed discount to the prevailing market price of our Ordinary Shares, as calculated in accordance with the agreement. As a result, issuances under the agreement may expose us to market price volatility and could result in dilution to existing shareholders, particularly during periods of declining market prices.
For further discussion of the New Circle SEPA, see Item 10.C, Material Contracts.

Item 12: Description of Securities Other Than Equity Securities
Not applicable.
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.

PART II
Item 13: Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15: Controls and Procedures
A.Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer are responsible for implementing disclosure controls and procedures to ensure that information disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time frames specified in SEC rules and forms. This information is necessary for our officers, who certify the Company’s financial reports, and for other members of senior management, as appropriate, enabling timely decisions regarding required disclosure. Due to these inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness in future periods are subject to risks that controls may become inadequate due to changing conditions or that compliance with the policies or procedures may deteriorate. The CEO and CFO evaluated the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2025. Based on their evaluation, they determined that our disclosure controls and procedures were not effective as of December 31, 2025 due to the existence of material weaknesses in our internal controls over financial reporting.
Prior to the closing of the Business Combination, we were publicly registered in Colombia and not subject to the SEC financial reporting requirements. As such, we lacked sufficient accounting personnel and resources necessary to comply with SEC financial reporting requirements while maintaining appropriate segregation of duties.
As a result of the issues described above, deficiencies were identified, that either individually or in the aggregate, resulted in the identification of material weaknesses related to each component of the Internal Control - Integrated Framework (2013 Framework) issued by the COSO, including (a) control environment, (b) control activities, (c) risk assessment, (d) information technology and application controls, and (e) monitoring activities. The material weaknesses led to the material misstatement and subsequent restatement of our Audited Consolidated Financial Statements for the years ended December 31, 2022, and 2021, and if not remediated in a timely manner, may lead to material misstatements in the future.
We have made significant progress in our remediation activities during 2025. We have adopted several measures designed to improve our internal control over financial reporting, including identification and execution of entity level controls, a company risk assessment and identification of controls over financial closing and reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of the necessary controls and procedures. Our enhancements must operate for a reasonable period of time to in order for remediation of the material weaknesses to be considered complete.
Further actions are necessary before we can conclude full remediation. Specifically our continued remediation efforts include the following:
•continuing to engage with external technical accounting and IT consultants to enhance the effectiveness of information technology general controls, including control over change management, user access, computer operations, and program development;
•completing and updating our risk assessment and remediation program, based on criteria established by the COSO framework, for the remaining relevant business cycles. This includes: identification of relevant internal control over financial reporting risks and control objectives, and the overall remediation plan. Additionally we will continue to engage external consultants to review and provide observations, recommendations, and leading practices;
•finalizing controls to identify, assess, and respond to risks of material misstatement and formalizing internal control processes and documentation;
•implementing additional training programs for the finance and accounting staff related to the requirements of being a public company and internal controls over financial reporting; and

•continuing to improve our accounting systems.
We are committed to maintaining a strong internal control environment, and we expect to continue our efforts to ensure the material weaknesses described above and all control deficiencies are remediated. However, these material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As we continue to evaluate and work to improve our controls, management may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary. The actions we are taking are subject to ongoing senior management review, as well as oversight from the LPA Board.
Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS Accounting Standards.
See Exhibits 12.1 and 12.2 for the certifications required by this Item.
B.Management’s Annual Assessment on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS Accounting Standards as issued by the IASB.
Under the LPA Board oversight, the Company’s management and certifying officers evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the COSO framework in Internal Control. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025 given the deficiencies identified, that either individually or in the aggregate, resulted in the identification of material weaknesses related to each component of the Internal Control - Integrated Framework (2013 Framework) issued by the COSO, including control environment risk assessment, control activities, information and communication, and monitoring activities.
C.Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm because as an “emerging growth company” as defined under the JOBS Act, our independent registered accounting firm is not required to issue an attestation report on our internal control over financial reporting.
D.Changes in Internal Control over Financial Reporting
Except for the remediation efforts already described herein, there have been no other changes during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16: [Reserved]
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Roger Lazarus, a member of our audit committee, qualifies as a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Lazarus is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a detail of Mr. Lazarus’ experience, see Item 6.A.
Item 16B. Code of Ethics
LPA has adopted a Code of Conduct and Ethics applicable to all of LPA’s employees, officers and directors. The full text of our Code of Conduct and Ethics is available on the Company’s website at: https://ir.lpamericas.com/governance/governance-documents/default.aspx. LPA will disclose any future amendments or waivers to the Code of Conduct and Ethics, as required by the SEC regulations, at the same location on the Company’s website identified above or in public filings. Information contained on the Company’s website is not incorporated by reference into this Annual Report and you should not consider information contained on the Company’s website to be part of this Annual Report.

Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Deloitte & Touche, S.A., our independent registered public accounting firm for the periods indicated.

	For the years ended December 31,
	2025	2024
Audit fees	$973,900	$942,154
All other fees	22,600	25,000
	$996,500	$967,154
Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our consolidated and local statutory financial statements, and the review of our interim financial statements.
All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.
Item 16D.
Not applicable.
Item 16E.
The following table reports purchases of LPA’s Ordinary Shares by the Company during the year ended December 31, 2025.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1 to January 31, 2025	38,885	9.92	165,719	834,281
February 1 to February 28, 2025	28,831	9.72	194,550	805,450
March 1 to March 31, 2025	17,662	9.44	212,212	787,788
April 1 to April 30, 2025	57,843	7.26	270,055	729,945
May 1 to May 31, 2025	85,588	7.07	355,643	644,357
June 1 to June 30, 2025(1)	20,385	8.25	376,028	623,972
July 1 to July 31, 2025	—	—	—	—
August 1 to August 31, 2025	—	—	—	—
September 1 to September 30, 2025	—	—	—	—
October 1 to October 31, 2025	—	—	—	—
November 1 to November 30, 2025	—	—	—	—
December 1 to December 31, 2025	—	$—	—	—
(1) On November 29, 2024, we entered into a 10b5-1 repurchase plan (the “10b5-1 Plan”) with Broker, acting as agent for us, for the repurchase of an aggregate of up to 1,000,000 Ordinary Shares. See Item 10, Additional Information - Treasury Shares for more information about the Program. On June 5, 2025, the 10b5-1 Plan was terminated, after 376,028 Ordinary Shares were repurchased.

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
Item 16H.
Not applicable.
Item 16I.
Not applicable.
Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy which governs transactions in the Company’s securities by all officers, directors and employees of the Company and its subsidiaries, as well as consultants, advisors, or contractors to the Company and its subsidiaries. The Company complies with applicable insider trading laws, rules and regulations when engaging in transactions in its own securities. The Company believes that its insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules, regulations, and applicable listing standards. A copy of the Company’s insider trading policy, adopted by the LPA Board on August 14, 2024, is incorporated by reference into this Annual Report as Exhibit 11.2.
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
The Company maintains an Information Security Incident Response Plan (the “Response Plan”) to address actual or potential cybersecurity incidents. The Response Plan establishes comprehensive procedures for responding to and managing information security incidents. The Information Risk Committee (“IRC”) is the executive body that ultimately oversees over all information security incidents. The IRC consists of the Company’s Chief Financial Officer, Chief Operations Officer, a designated representative from the Company’s managed IT services provider, and designated outside legal counsel. The Company’s IRC provides oversight and policy guidance on physical, cyber, and data security, as well as business continuity, throughout the Company’s operations. It is responsible for designing, implementing, monitoring and supporting effective physical and technical security controls for the Company’s physical assets, business systems, and operational technologies. Furthermore, the Company maintains and regularly tests information technology general controls to ensure effective internal control over financial reporting. Any identified control deficiencies are promptly reported to senior management and the Audit Committee of the LPA Board.
We maintain a comprehensive cybersecurity awareness training program. This program aims to reduce organizational vulnerability through employee education and promotes cross-function of cybersecurity risk assessment. We also monitor risks relating to potential compromises of sensitive information at our third-party business partners, where relevant, and reevaluate the risks at these partners semi-annually. Prior to engaging third-parties who may be granted access to sensitive Company or tenant information, including our local property managers and technology vendors, we conduct comprehensive security due diligence. This includes a review of security ratings, and System and Organization Controls (“SOC”) reports from current and prospective vendors. We maintain comprehensive data back-up systems and disaster recovery plans, which are regularly tested and updated to ensure business continuity in the event of a cybersecurity incident.
There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully enforced, complied with, or effective in protecting our systems and information. As of the date of this Annual Report, we have not identified any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our operations, business strategy, results of operations, or financial condition. However, we cannot guarantee that such risks will not materialize in the future. We continue to face certain ongoing risks from cybersecurity threats, which, if realized, may materially affect our operations, business strategy, results of operations, or financial condition. For an additional description of our cybersecurity risks and potential related impacts on us, see the section entitled Risk Factors – Our business and operations could suffer in the event of system failures, cybersecurity breaches, or other technological disruptions that could compromise our operational capabilities, sensitive data, and financial information, potentially resulting in significant business interruption, financial losses, and reputational damage, in this Annual Report.
Cybersecurity Governance
Our third-party managed IT service provider submits monthly reports to our Chief Operating Officer (“COO”) on cybersecurity matters, including associated risks. Our COO plays a key role in overseeing information security procedures and provides a quarterly report to the LPA Board on information security issues.
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

PART III
Item 17. Financial Statements
See Item 18.
Item 18. Financial Statements
The Audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Deloitte & Touche, S.A., an independent registered public accounting firm, is included therein preceding the Audited Consolidated Financial Statements.
Additionally, our investment properties are included as a supplement on Schedule III - Schedule of Real Estate as of December 31, 2025, prepared in accordance with Rule 12-28 of Regulation S-X.
Item 19. Exhibits
We have filed the following documents as exhibits to this Annual Report:

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date
1.1+	Amended and Restated Memorandum and Articles of Association of Logistic Properties of the Americas, dated as of March 27, 2024	20-F	001-41995	1.1	March 29, 2024
2.1+	Specimen LPA Ordinary Share Certificate	F-4	333-275972	4.2	January 16, 2024
4.1ǂ
Business Combination Agreement, dated as of August 15, 2023, by and among two, LatAm Logistic Properties S.A., and, by a joinder agreement, each of Logistic Properties of the Americas and Logistic Properties of the Americas Subco
		F-4	333-275972	Annex A	December 8, 2023
4.2+	Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, by and among Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L. dated January 7, 2021	20-F	001-41995	4.2	April 2, 2025
4.3+	First Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated July 19, 2021, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.	20-F	001-41995	4.3	April 2, 2025
4.4+	Second Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated November 2, 2021, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.	20-F	001-41995	4.4	April 2, 2025
4.5+	Third Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated January 7, 2022, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.	20-F	001-41995	4.5	April 2, 2025
4.6+	Fourth Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated January 7, 2023, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.	20-F	001-41995	4.6	April 2, 2025
4.7+	Credit Agreement, by and among Banco BTG Pactual Colombia S.S. and LPA COL PropCo Cota 1, S.A.S dated April 3, 2024	20-F	001-41995	4.7	April 2, 2025

4.8+	Addendum No. 2 to the Specific Credit Agreement, dated June 7, 2021, by and among Banco BAC San José, S.A., 3-102-784433, S.R.L., LatAm Logistic Pan Holdco Verbena I, S. DE R.L. and Hacienda La Verbena S.A., dated April 30, 2024	F-1	333-281935	10.36	September 4, 2024
4.9+	Response to Waiver Request for Leasing Agreements 257617 and 235195, by and among Bancolombia S.A. and LPA COL PropCo Cota 1, S.A.S, dated June 26, 2024	F-1	333-281935	10.39	September 4, 2024
4.10+	Addendum No. 4 to Financial Leasing Agreement No. 235195, dated November 8, 2019 by and among Bancolombia S.A. and LPA COL PropCo Cota 1, S.A.S, dated December 16, 2024	20-F	001-41995	4.10	April 2, 2025
4.11+	Addendum No. 3 to Financial Leasing Agreement No. 257617, dated January 22, 2021, by and among Bancolombia S.A. and LPA COL PropCo Cota 1, S.A.S, dated December 16, 2024	20-F	001-41995	4.11	April 2, 2025
4.12+	Addendum No. 1 to Credit Agreement dated April 3, 2024, by and among Banco BTG Pactual Colombia S.S. and LPA COL PropCo Cota 1, S.A.S, dated May 6, 2024	20-F	001-41995	4.12	April 2, 2025
4.13+	Addendum No. 2 to Credit Agreement dated April 3, 2024 by and among Banco BTG Pactual Colombia S.S. and LPA COL PropCo Cota 1, S.A.S dated May 27, 2024	20-F	001-41995	4.13	April 2, 2025
4.14+	Long-Term Loan Agreement, dated March 6, 2025, by and among BBVA Peru Bank and Parque Logistico Callao S.R.L.	20-F	001-41995	4.14	April 2, 2025
4.15*	Long-Term Loan Agreement, dated December 4, 2025, by and among BBVA Peru Bank and Parque Logistico Callao S.R.L.
4.16*	Long-Term Loan Agreement, dated October 21, 2025, by and among BTG Pactual Colombia Bank and LatAm Logistic Properties S.A.
4.17*	Long-Term Loan Agreement, dated December 10, 2025, by and among Davivienda S.A. Bank and LPA COL PropCo Cota 1 S.A.S
4.18*
Amendment Letter to the Loan Agreement, dated September 23, 2025, by and among Banco BAC San José, S.A., 3-102-784433, S.R.L., LatAm Logistic Pan Holdco Verbena I, S. DE R.L. and Hacienda La Verbena S.A., dated April 30, 2024

4.19*
Fifth Addendum to the Contract for the Investment and Operation of a Logistics Park and/or a Modern Distribution Storage Facility, dated September 10, 2025, between Lima Airport Partners S.R.L and Parque Logistico Callao S.R.L.

4.20+	Share Purchase Agreement, dated September 23, 2025, between Logistic Properties of the Americas and New Circle Principal Investments LLC	6-K	001-41995	99.1	September 23, 2025
4.21+	Registration Rights Agreement, dated September 23, 2025, between Logistic Properties of the Americas and New Circle Principal Investments LLC	6-K	001-41995	99.2	September 23, 2025
4.22*	Addendum No. 5 to Financial Leasing Agreement No. 235195, dated November 8, 2019 by and among Bancolombia S.A. and LPA COL PropCo Cota 1, S.A.S, dated December 24, 2025

4.23*	Addendum No. 4 to Financial Leasing Agreement No. 257617, dated January 22, 2021, by and among Bancolombia S.A. and LPA COL PropCo Cota 1, S.A.S, dated December 24, 2025
8.1*	List of Subsidiaries of Logistic Properties of the Americas
11.1+	Code of Conduct and Ethics of the Registrant	20-F	001-41995	11.1	April 2, 2025
11.2+	Insider Trading Policy of the Registrant	20-F	001-41995	11.2	April 2, 2025
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer
15.1*	Consent of Deloitte & Touche, S.A.
97.1+	Policy for the Recovery of Erroneously Awarded Compensation of the Registrant	20-F	001-41995	97.1	April 26, 2024
* Filed herewith.
+ Previously filed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LOGISTIC PROPERTIES OF THE AMERICAS

By:	/s/ Esteban Saldarriaga
Esteban Saldarriaga
Chief Executive Officer

Logistic Properties of the Americas
Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Logistic Properties of the Americas

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Logistic Properties of the Americas and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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
March 18, 2026

We have served as the Company’s auditor since 2017

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (LOSS)
(in U.S. Dollars)

		For the years ended December 31,
	Notes	2025	2024	2023
REVENUES
Rental revenue	2i, 5	$49,111,725	$43,581,348	$39,327,779
Other revenue		1,018,902	281,024	108,564
Total revenues		50,130,627	43,862,372	39,436,343

Investment property operating expense	6	(8,147,818)	(6,974,534)	(5,142,950)
General and administrative expense		(16,732,668)	(15,626,057)	(8,508,862)
Listing expense(1)	4	—	(44,469,613)	—
Investment property valuation gain	2g, 13	20,649,485	32,347,462	20,151,026
Interest income from affiliates	23	—	302,808	664,219
Financing costs	2e, 16	(20,844,277)	(22,642,028)	(31,111,064)
Net foreign currency gain (loss)	2b	519,774	(104,129)	284,706
Gain on sale of investment properties	2g, 13	—	—	1,165,170
Gain on disposition of asset held for sale	2g, 13	—	—	1,022,853
Other income	7	1,112,439	12,616,888	307,822
Other expenses	7	(937,719)	(9,177,160)	(6,132,636)
Profit (loss) before taxes		25,749,843	(9,863,991)	12,136,627

INCOME TAX EXPENSE	2l, 20	(9,641,023)	(9,562,060)	(4,980,622)

PROFIT (LOSS) FOR THE YEAR		$16,108,820	$(19,426,051)	$7,156,005

OTHER COMPREHENSIVE INCOME (LOSS):
Items that may be reclassified subsequently to profit or loss:
Translation gain (loss) from functional currency to reporting currency	2b	17,089,304	(12,985,112)	18,373,064
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		$33,198,124	$(32,411,163)	$25,529,069

PROFIT (LOSS) FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		$10,496,847	$(29,285,428)	$3,139,333
Non-controlling interests	2d, 18	5,611,973	9,859,377	4,016,672
Total profit (loss) for the year		$16,108,820	$(19,426,051)	$7,156,005

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Owners of the Company		$27,586,151	$(42,270,540)	$21,512,397
Non-controlling interests	2d, 18	5,611,973	9,859,377	4,016,672
Total comprehensive income (loss) for the year:		$33,198,124	$(32,411,163)	$25,529,069

Weighted average number of shares – basic	19	31,571,461	30,995,079	28,600,000
Weighted average number of shares – diluted	19	31,735,512	30,995,079	28,600,000
Earnings (Loss) per share attributable to owners of the Company - basic	19	$0.33	$(0.94)	$0.11
Earnings (Loss) per share attributable to owners of the Company - diluted	19	0.33	(0.94)	0.11
The accompanying notes are an integral part of these consolidated financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in U.S. Dollars)

		As of December 31,
	Notes	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9	$27,323,468	$28,827,347
Lease and other receivables, net	2f, 10	4,142,217	2,641,772
Receivables from the sale of investment properties - short term	2g, 13	—	3,589,137
Prepaid construction costs		125,061	165,836
Restricted cash equivalents - short term	9	105,000	—
Prepaid income taxes	2l, 20	1,196,382	2,008,553
Other current assets	11	6,709,555	2,769,109
Total current assets		39,601,683	40,001,754

NON-CURRENT ASSETS:
Investment properties	2g, 13	649,825,184	554,518,864
Tenant notes receivable - long term, net	2f, 10	1,370,812	1,748,616
Restricted cash equivalents - long term	9	6,598,299	5,835,117
Property and equipment, net	12	355,265	313,202
Deferred tax asset	2l, 20	179,509	241,967
Other non-current assets		2,842,514	4,360,058
Total non-current assets		661,171,583	567,017,824

TOTAL ASSETS		$700,773,266	$607,019,578

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	14	$11,694,817	$8,356,915
Income tax payable	2l, 20	7,101,476	2,764,352
Retainage payable	2k	2,598,043	1,500,729
Long term debt – current portion	2e, 16	10,270,261	12,636,821
Security deposits – current portion		112,624	167,005
Lease liability – current portion	2f, 15	131,641	458,081
Other current liabilities	11	90,785	640,933
Total current liabilities		31,999,647	26,524,836

NON-CURRENT LIABILITIES:
Long term debt	2e, 16	285,064,648	253,248,978
Deferred tax liability	2l, 20	42,804,138	40,141,510
Security deposits		3,004,501	2,440,371
Lease liability	2f, 15	13,153,846	12,972,016
Other non-current liabilities		178,196	890,449
Total non-current liabilities		344,205,329	309,693,324

TOTAL LIABILITIES		376,204,976	336,218,160

EQUITY:
Ordinary shares	17	3,186	3,180
Additional paid-in capital		219,191,477	218,291,347
Retained earnings		49,090,064	38,593,217
Treasury shares, at cost	17	(2,030,382)	(1,242,773)
Foreign currency translation reserve	2b	(9,590,791)	(26,680,095)
Equity attributable to owners of the Company		256,663,554	228,964,876
Non-controlling interests	2d, 18	67,904,736	41,836,542
Total equity		324,568,290	270,801,418

TOTAL LIABILITIES AND EQUITY		$700,773,266	$607,019,578
The accompanying notes are an integral part of these consolidated financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in U.S. Dollars)

		Ordinary Shares		Treasury Shares		Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non— controlling interests	Total equity
	Notes	Number of Shares	Common share capital	Number of shares	Amount
BALANCE AS OF DECEMBER 31, 2022		168,142,740	$168,142,740	—	$—	$—	$64,739,312	$(32,068,047)	$200,814,005	$33,252,465	$234,066,470
Profit (loss) for the year		—	—	—	—	—	3,139,333	—	3,139,333	4,016,672	7,156,005
Other comprehensive income (loss)	2b	—	—	—	—	—	—	18,373,064	18,373,064	—	18,373,064
Total comprehensive income (loss) for the year		—	—	—	—	—	3,139,333	18,373,064	21,512,397	4,016,672	25,529,069
Capital contributions from non-controlling interests	2d, 18	—	—	—	—	—	—	—	—	5,870,314	5,870,314
Distributions to non-controlling interests	2d, 18	—	—	—	—	—	—	—	—	(4,522,936)	(4,522,936)
BALANCE AS OF DECEMBER 31, 2023		168,142,740	$168,142,740	—	$—	$—	$67,878,645	$(13,694,983)	$222,326,402	$38,616,515	$260,942,917
Profit (loss) for the year		—	—	—	—	—	(29,285,428)	—	(29,285,428)	9,859,377	(19,426,051)
Other comprehensive income (loss)	2b	—	—	—	—	—	—	(12,985,112)	(12,985,112)	—	(12,985,112)
Total comprehensive income (loss) for the year		—	—	—	—	—	(29,285,428)	(12,985,112)	(42,270,540)	9,859,377	(32,411,163)
Impact of reverse capitalization	4	(141,830,740)	(168,140,109)	—	—	168,140,109	—	—	—	—	—
Issuance of shares to TWOA shareholders upon reverse capitalization	4	3,897,747	390	—	—	(2,754,110)	—	—	(2,753,720)	—	(2,753,720)
Issuance of shares to PIPE Investor	4	1,500,000	150	—	—	14,999,850	—	—	15,000,000	—	15,000,000
Foreclosure of the collateralized LLP shares held by LLI upon closing	4, 23	—	—	—	—	(9,765,972)	—	—	(9,765,972)	—	(9,765,972)
Listing expense	4	—	—	—	—	44,469,613	—	—	44,469,613	—	44,469,613
Share-based payments	2j, 22	—	—	—	—	2,060,666	—	—	2,060,666	—	2,060,666
Repurchase of treasury shares	17	—	—	(126,834)	(1,242,773)	—	—	—	(1,242,773)	—	(1,242,773)
Issuance of shares to service provider	2j, 17, 22	90,000	9	—	—	1,141,191	—	—	1,141,200	—	1,141,200
Capital contributions from non-controlling interests	2d, 18	—	—	—	—	—	—	—	—	3,303,450	3,303,450
Distributions to non-controlling interests	2d, 18	—	—	—	—	—	—	—	—	(9,942,800)	(9,942,800)
BALANCE AS OF DECEMBER 31,2024		31,799,747	$3,180	(126,834)	$(1,242,773)	$218,291,347	$38,593,217	$(26,680,095)	$228,964,876	$41,836,542	$270,801,418
Profit (loss) for the year		—	—	—	—	—	10,496,847	—	10,496,847	5,611,973	16,108,820
Other comprehensive income	2b	—	—	—	—	—	—	17,089,304	17,089,304	—	17,089,304
Total comprehensive income (loss) for the year		—	—	—	—	—	10,496,847	17,089,304	27,586,151	5,611,973	33,198,124
Share-based payments (net of tax)	2j, 17, 22	—	—	—	—	1,945,758	—	—	1,945,758	—	1,945,758
Shares issued for vested RSUs		102,910	10	—	—	(10)	—	—	—	—	—
Repurchase of treasury shares	17	—	—	(249,194)	(2,030,382)	—	—	—	(2,030,382)	—	(2,030,382)
Retirement of treasury shares	17	(126,834)	(13)	126,834	1,242,773	(1,242,760)	—	—	—	—	—
Issuance of shares to service provider	17	91,186	9	—	—	(9)	—	—	—	—	—
Acquisition of investment properties	2g, 13	—	—	—	—	197,151	—	—	197,151	19,517,969	19,715,120
Capital contributions from non-controlling interests	2d, 18	—	—	—	—	—	—	—	—	3,713,665	3,713,665
Distributions to non-controlling interests	2d, 18	—	—	—	—	—	—	—	—	(2,775,413)	(2,775,413)
BALANCE AS OF DECEMBER 31, 2025		31,867,009	$3,186	(249,194)	$(2,030,382)	$219,191,477	$49,090,064	$(9,590,791)	$256,663,554	$67,904,736	$324,568,290
The accompanying notes are an integral part of these consolidated financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in U.S. Dollars)

		For the years ended December 31,
	Notes	2025		2024		2023
Cash flows from operating activities:
Profit (loss) for the year		$16,108,820		$(19,426,051)		$7,156,005
Adjustments:
Share-based payments	2j, 22	2,078,921		2,060,666		—
Depreciation and amortization	2f, 15	1,016,600		1,112,422		167,895
Expected credit losses adjustments	2e, 10	278,703		(75,152)		(87,723)
Net foreign currency gain	2b	(73,758)		(65,153)		(507,152)
Investment property valuation gain	2g, 13	(20,649,485)		(32,347,462)		(20,151,026)
Financing costs	2e, 16	21,174,741		22,910,011		31,111,064
Gain on sale of investment properties	2g, 13	—		—		(1,165,170)
Loss on disposition of property and equipment	12	—		—		83,389
Gain on disposition of asset held for sale	2g, 13	—		—		(1,022,853)
Straight-line rent	2i	(683,702)		(776,481)		(1,035,592)
Interest income		(67,143)		(701,159)		(98,989)
Interest income from affiliates	23	—		(302,808)		(664,219)
Income from lock-up release (net), classified as financing cash flow	7	—		(9,180,758)		—
Listing expense	4	—		44,469,613		—
Income tax expense	2l, 20	9,641,023		9,562,060		4,980,622
Working capital adjustments
(Increase) decrease in:
Lease and other receivables, net	10	(349,735)		198,086		(1,180,448)
Other current assets and other assets		(4,436,775)		(1,185,289)		(1,378,914)
Increase (decrease) in:
Accounts payable and accrued expenses	14	(3,715,596)		7,328,127		4,963,720
Security deposits		502,343		445,861		454,556
Retainage payable	2k	1,097,314		(237,076)		(1,147,401)
Income tax payable	2l, 20	4,403,037		739,487		1,361,162
Other current liabilities and other liabilities		(259,983)		—		—
Income tax paid	2l, 20	(4,504,263)		(5,137,381)		(4,639,456)
Net cash generated by operating activities		$21,561,062		$19,391,563		$17,199,470

Cash flows from investing activities:
Capital expenditure on investment properties	2g, 13	$(28,736,725)		$(16,670,229)		$(28,409,164)
Purchase of property and equipment	12	(148,516)		(71,066)		(126,476)
Proceeds from sale of investment properties	2g, 13	3,901,985		4,548,417		4,378,063
Loans to tenants for leasehold improvement	10	—		—		(389,695)
Repayments on loans to tenants	10	464,949		4,612,250		775,263
Restricted cash equivalents	9	(581,189)		(3,154,007)		571,787
Net cash used in investing activities		$(25,099,496)		$(10,734,635)		$(23,200,222)

Cash flows from financing activities:
Long term debt borrowing	2e, 16	$36,487,890		$13,091,001		$205,676,643
Long term debt repayment	2e, 16	(13,190,008)		(10,909,299)		(152,482,361)
Payment related to tax on restricted stock units	22	(133,163)		—		—
Cash paid for raising debt	2e, 16	(460,715)		(115,303)		(1,175,820)
Debt extinguishment cost paid	2e, 16	—		—		(2,473,134)
Interest and commitment fees paid	2e, 16	(18,789,115)		(22,017,849)		(24,862,976)
Purchase of treasury shares	17	(2,030,382)		(1,242,773)		—
Capital contributions from non-controlling interests	2d, 18	3,713,665		3,303,450		5,868,152
Distributions to non-controlling interests	2d, 18	(3,156,363)		(9,561,850)		(4,522,936)
Proceeds from Business Combination, net of transaction costs paid	4	—		3,726,534		—
Proceeds from lock-up release, net of transaction costs paid	7	—		9,180,758		—
Share issuance costs	17	(368,556)	—	—	—	—
Repayment of lease liabilities	15	(263,634)		(145,512)		(50,112)
Net cash provided by (used in) financing activities		$1,809,619		$(14,690,843)		$25,977,456

Effects of exchange rate fluctuations on cash held		224,936		(381,101)		277,547
Net (decrease) increase in cash and cash equivalents		(1,503,879)		(6,415,016)		20,254,251
Cash and cash equivalents at the beginning of year		28,827,347		35,242,363		14,988,112

Cash and cash equivalents at the end of year		$27,323,468		$28,827,347		$35,242,363

Supplemental disclosure of noncash investing and financing activities:
Forgiveness of loan receivable from Latam Logistic Investments, LLC (“LLI”)	4, 23	$—		$(9,765,972)		$—
Assumption of net liabilities from TWOA as a result of the Business Combination	4	$—		$3,874,870		$—
Issuance of shares to service providers	2j, 17, 22	$300,000		$1,141,200		$—
Noncash distributions to non-controlling partners	2d, 18, 11	$—		$(380,950)		$2,162
Increase in accrued payables for investment properties	13	$2,784,394		$508,605		$2,078,508
Settlement of long-term debt	2e, 16	$—		$—		$(8,299,867)
Receivables from the sale of investment properties	13	$—		$—		$7,577,092
Decrease in lease liability due to lease modification	2f, 15	$1,023,899		$—		$—
New lease liabilities in exchange for lease right-of-use assets	2f, 15			$10,014,861		$2,623,092
Retirement of treasury shares	17	$1,242,773		$—		$—
The accompanying notes are an integral part of these consolidated financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in U.S. Dollars)
1. NATURE OF BUSINESS
Logistic Properties of the Americas (“LPA”) is a Cayman Islands exempted company formed on October 9, 2023. The Company’s principal executive office address is 1395 Brickell Avenue, Suite 800, Miami, FL 33131 and its chief administrative office is Plaza Tempo, Edificio B, Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.
Logistic Properties of the Americas, through its affiliates and subsidiaries (jointly referred to as the “Company”) is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets across Latin America.
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
As a result of the Business Combination, TWOA and LLP became wholly-owned subsidiaries of LPA, and LPA ordinary shares (“Ordinary Shares”) were listed on the New York Stock Exchange (“NYSE”) under the symbol “LPA.” Refer to Note 4 for further information.
Since TWOA did not meet the definition of a business under the guidance of the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), IFRS 3, Business Combination (“IFRS 3”), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-based Payment (“IFRS 2”), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS Accounting Standards. Under this method of accounting, TWOA was treated as the acquired company for financial reporting purposes and LLP was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of LLP issuing shares for the net assets of TWOA.
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

2. MATERIAL ACCOUNTING POLICY INFORMATION
a.Basis of Accounting – The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.
The consolidated financial statements have been prepared on the historical cost basis except certain investment properties that are measured at fair value as of the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
The Company’s management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these consolidated financial statements.
The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.
b.Foreign Currency –
•Functional and Presentation Currency - The consolidated financial statements are presented in U.S. dollars (USD), which is the functional currency of Logistic Properties of the Americas and its subsidiaries, except for the Colombian subsidiaries of LPA COL OpCo, S.A.S and LPA COL PropCo Cota I, S.A.S, for which the functional currency is the Colombian Peso. As of December 31, 2025 and 2024, the sell-exchange rates for a USD to relevant currencies for the Company of $1.00 were the following:

	2025	2024
Costa Rican Colon ("CRC")	CRC 501	CRC 513
Peruvian Nuevo Sol ("PEN")	PEN 3.369	PEN 3.770
Colombian Pesos (“COP”)	COP 3,757	COP 4,409
Mexican Peso (“MXN”)	MXN 17.97	N/A
The average rates for a USD to relevant currencies for the Company of $1.00 were the following for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
CRC	CRC 506	CRC 518	CRC 547
PEN	PEN 3.574	PEN 3.756	PEN 3.747
COP	COP 4,053	COP 4,071	COP 4,321
MXN	MXN 19.22	N/A	N/A
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
•Foreign Operations - The assets and liabilities of foreign operations, for which the functional currency is other than the USD are translated into USD at exchange rates in effect at the date of the consolidated statement of financial position. The income and expenses of foreign operations are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which the exchange rates at the dates of the transactions are used. Components of equity are translated into USD at the historical exchange rates.
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
c.Use of Significant Judgments and Estimates – In preparing the consolidated financial statements, management has made judgments, estimates, and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Actual results may differ from these estimates.
The following are the critical accounting judgments and key sources of estimation uncertainty, that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements.
•Investment properties – Investment properties are initially recognized at cost. The Company elects to subsequently remeasure investment properties at fair value. As of each period end, valuations for the Company’s investment properties are performed by an external valuation firm. Note 13 provides detailed information about the key assumptions used in the determination of the fair value of the investment properties.
•Control for partnership agreements – Management has assessed whether its interest over investees represents a parent / subsidiary relationship and requires consolidation as per IFRS 10, Consolidated Financial Statements (“IFRS 10”), control criteria. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Management considers all relevant facts and circumstances in assessing whether it has power over an investee including contractual arrangement contained within partnership agreements, rights arising service contracts with other vote holders for partnership arrangements and decision-making authority for the Company.
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
•Incremental borrowing rate – the Company as lessee – The Company cannot readily determine the interest rate implicit in leases where it is the lessee, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Company estimates the IBR using observable inputs (such as market credit spread/yield) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).
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
d.Basis of Consolidation – The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) at the end of each reporting year. Control is achieved when the Company:
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
When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value, as of the date control is lost, of any retained interest in the subsidiary and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income (loss) in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Accounting Standards. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, Financial Instruments (“IFRS 9”), when applicable, or the cost on initial recognition of an investment in an associate or a partnership entities.
During 2025, LPA acquired two operating investment properties in Puebla, Mexico through a strategic partnership with Inmobiliaria y Constructora Alas, S.A. (“Alas”), which aligns with the Company’s strategy to expand its regional presence in Latin America. The Company has control over its subsidiaries in which it holds less than 50% of the economic rights through contractual and legal rights.

The consolidated financial statements include the financial information of Logistic Properties of the Americas (parent entity) and its subsidiaries:

		Ownership Interest		Non-controlling Interests
Entities	Country	2025	2024	2025	2024
Latam Logistic Properties S.A.	Panamá	100%	100%
two	Cayman Islands	100%	100%
Latam Logistic Property Holdings, LLC	United States	100%	100%
LPA Corporate Services Inc.	United States	100%	100%
Latam Logistic COL HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic CR HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco El Coyol II S de R.L.	Panamá	50%	50%	50%	50%
Latam Logistic Pan Holdco Cedis Rurales S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo San Joaquin I S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena I S de R.L.	Panamá	48%	48%	52%	52%
Latam Logistic Pan Holdco Verbena II S, S.R.L.	Panamá	48%	48%	52%	52%
Logistic Property Asset Management, S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena Fase 2, S de R.L.	Panamá	100%	100%
LPA Asset Management CR, S.A.	Panamá	75%	100%	25%	—%
LPA Pan Holdco 2 Verbena Fase II, INC.	Panamá	75%	100%	25%	—%
LPA Verbena Fase II Pan Holdco 1, S.A.	Panamá	75%	100%	25%	—%
Latam Logistic Pan Holdco Medellin I, S.R.L.	Panamá	100%	100%
LatAm Logistic Pan HoldCo Bodegas los Llanos, S.R.L.	Panamá	100%	100%
LPA PER OpCo, S.R.L.	Perú	100%	100%
LPA PER PropCo Lurin I, S.R.L.	Perú	100%	100%
LPA PER PropCo Lurin II, S.R.L.	Perú	100%	100%
LPA PER PROPCO LURIN III S.R.L.	Perú	100%	100%
Parque Logístico Callao, S.R.L.	Perú	40%	40%	60%	60%
LPA COL OpCo, S.A.S	Colombia	100%	100%
LPA COL PropCo Cota I, S.A.S.	Colombia	100%	100%
LPA CR OpCo, Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA CR PropCo Alajuela I, Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA Propco El Coyol Dos Sociedad de Responsabilidad Limitada	Costa Rica	50%	50%	50%	50%
LPA Propco Bodegas San Joaquín Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA Propco Cedis Rurales Costa Rica Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
Tres Ciento dos Setecientos Ochenta y Cuatro Mil Cuatrocientos Treinta y Tres Sociedad de Responsabilidad Limitada	Costa Rica	24%	24%	76%	76%
LPA PropCo Bodegas los Llanos Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA CR Zona Franca Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA MX Holdco I S.R.L. de C.V.	Mexico	100%	N/A
Latam Logistic Mx Holdco II S.R.L. de C.V.	Mexico	100%	N/A
LPA Mex OpCo SRL de CV	Mexico	100%	N/A
Fideicomiso F/ 6193	Mexico	10%	N/A	90%	N/A
Fideicomiso F/6384	Mexico	10%	N/A	90%	N/A
Latam Logistic SLV OpCo S.A. de C.V.	El Salvador	100%	100%
e.Financial Instruments – All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

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
For tenant notes receivable and due from affiliates, the Company assesses and monitors if there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance at an amount equal to 12-month ECL; otherwise, the Company recognizes lifetime ECL. Based on the results of the assessment for the years ended December 31, 2025 and 2024, the Company concluded there has not been a significant increase in credit risk since initial recognition for tenant notes receivable and due from affiliates.

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
Refer below for the definition of terms:
i.Significant Increase in Credit Risk – In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
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
iv.Recognition of Expected Credit Losses – The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account. The Company records a provision for possible loss if the collection of a receivable balance is considered doubtful. As of December 31, 2025 and 2024, the Company’s allowance for expected credit losses related to receivables from clients amounted to $1,149,557 and $870,854, respectively.
v.Concentration of Credit Risk – There are no individual customers that make up 10% or more of the Company’s revenue for the years ended December 31, 2025, 2024, and 2023.
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
Embedded derivatives – An embedded derivative is a component of a hybrid contract that also includes a non-derivative host with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.
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
f.Leases – The Company evaluates if a contract contains a lease at the commencement date. The Company recognizes a right-of-use asset and a corresponding lease liability regarding all lease contracts in which it is a lessee, except for short-term leases (term of 12 months or less) and leases of low value assets, such as personal computers and small office furniture devices.
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

Under IAS 40, Investment property (“IAS 40”) the Company applies the fair value model to the investment property right-of-use assets, which need to be remeasured at fair value at each period end. As a result, there is no depreciation expense associated with the right of use assets that are categorized as part of investment properties.
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
IFRS 16, Leases defines a lease modification as “a change in the scope of a lease, or the consideration for a lease, which was not part of the original terms and conditions of the lease (for example, adding or terminating the right to use one or more underlying assets, or extending or shortening the contractual lease term).” Modifications to an operating lease should be accounted for from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease. IFRS 16, Leases defines the effective date of a modification as the date on which the parties agree to the modification.
g.Investment Properties – Investment properties are buildings and lands held to obtain rent, surpluses, or both. Investment properties are initially recorded at cost, including transaction costs. The Company capitalizes borrowing costs and finance charges that are directly attributable to the acquisition, construction, or production of investment properties. Subsequent to initial recognition, investment properties are measured at fair value at least on an annual basis. Fair value is determined by the commercial value of each real property performed by an independent appraiser. The commercial value of each real property is calculated using a combination of methods including present value of the net cash flows that are expected in the future and direct capitalization for operating properties and properties under development and comparable for land. Gains and losses arising from changes in the fair value of investment properties are recognized in profit and loss in the period in which they arise. Note 13 provides detailed information about the key assumptions used in the determination of the fair value of the investment properties.
The Company categorizes its investment properties into three groups: land bank, properties under development and operating properties. The land bank category encompasses land acquisitions made by the Company, including land purchase expenses, along with certain allocated permit and infrastructure costs. The investment properties transition to properties under development once the Company secures construction permits for land development and initiates construction activities. Subsequently, they are reclassified as operating properties once they achieve a state of “Stabilization.” The Company defines Stabilization as the earlier of the point at which a developed property has been completed for one year, or when it reaches a 90% occupancy rate.
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
h.Fair Value Measurements – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16, Leases (“IFRS 16”), and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2, Inventories (“IAS 2”) or value in use in IAS 36, Impairment of Assets (“IAS 36”).

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
•Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable inputs for the asset or liability, which may include statistics information and the Company’s own information, and in some instances are based on the information provided by some independent experts.
The Company has a control framework established in relation to the measurement of fair values. This includes the supervision of management of all significant fair value measurements, including the fair values of Level 3.
The Company’s management regularly reviews the significant unobservable variables and the valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, supervision includes evidence obtained from third parties to support the conclusion that those valuations meet the requirements of IFRS Accounting Standards, including the level within the hierarchy of fair value within these valuations should be classified.
i.Revenue Recognition –
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

The Company performs credit analyses of the Company’s customers prior to the execution of the leases and continue these analyses for each individual lease on an ongoing basis in order to ensure the collectability of rental revenue. The Company recognizes revenue to the extent that amounts are determined to be collectible.
In the event that a lease agreement with a tenant is terminated and the Company has a rent leveling balance with the tenant upon termination, the Company has elected to adopt an accounting policy that allows for the write-off of the rent leveling asset as a reversal of revenue.
j.Share-based Payment – Certain employees, parties other than employees, and board directors of the Company receive remuneration in the form of share-based payments whereby they render services in exchange for equity instruments (equity-settled transactions).
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
k.Retainage Payable – Construction contract retainage represents payments which have been partially withheld from subcontractors pending the completion of a project or other contractual conditions. The Company accrues a liability for construction retainage throughout the construction phase, based on the percentage of completion of the construction. Such liability is subsequently released upon completion of construction when the retainage is paid.
l.Income Tax – Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.
•Current Tax – Current tax comprises the expected tax payable or receivable on the taxable income or loss for the period and any adjustment to tax payable or receivable in respect of previous periods.
The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted as of the date of the consolidated statement of financial position. Current assets and liabilities are offset only if certain criteria are met.
•Deferred Tax – Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax is not recognized for:
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

3. NEW AND AMENDED IFRS ACCOUNTING STANDARDS
a)New and amended IFRS accounting standards that are effective for 2025
The consolidated financial statements and notes are based on accounting policies consistent with those described in Note 2. All the new and amended IFRS accounting standards effective as of December 31, 2025 that are relevant to the Company have been adopted as of January 1, 2025. See details below:
•Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates (“IAS 21”) - On August 15, 2023, the IASB issued amendments to IAS 21, which clarifies how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendment is effective for annual reporting periods beginning on or after January 1, 2025. The Company adopted the amendment as of January 1, 2025.
b)New and amended IFRS Accounting Standards issued but not yet effective - At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:
•IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) - On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 - Presentation of Financial Statements (“IAS 1”) while carrying forward many of the requirements in IAS 1. The new Accounting Standard introduces significant changes to the structure of the Company’s income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.
•IFRS 19 Subsidiaries without Public Accountability (“IFRS 19”) - On May 9, 2024, the IASB issued IFRS 19 which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after January 1, 2027 and earlier application is permitted. IFRS 19 is not expected to have a material impact on the Company’s consolidated financial statements.
•Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments - On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements.
•Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-Dependent Electricity- On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7, which clarifies the application of the ‘own-use’ requirements and permits the use of hedge accounting for contracts that reference electricity generated from nature dependent sources and for which cash flows vary based on the amount of electricity generated by a reference production facility, if they are used as hedging instruments. The amendments also add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the impact from the adoption of the amendments on its consolidated financial statements.
•Annual Improvements to IFRS Accounting Standards - Volume 11 - On July 18, 2024, the IASB issued amendments to five standards as a result of the IASB’s annual improvements project. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 7 and its accompanying Guidance on implementing IFRS 7, IFRS 9, IFRS 10 - Consolidated Financial Statements and IAS 7 - Statement of Cash Flows. The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company is currently evaluating the potential impact from the adoption of these amendments on its consolidated financial statements.
•Amendments to IFRS 19 – Subsidiaries without Public Accountability: Disclosures - On August 21, 2025, the IASB issued amendments to IFRS 19 to update and simplify the disclosure requirements applicable to subsidiaries without public accountability. These amendments remove certain disclosure requirements related to IFRS Accounting Standards issued between February 2021 and May 2024, reflecting the IASB’s objective of easing the financial reporting burden on eligible subsidiaries. The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company does not expect these amendments to have an impact on its consolidated financial statements.
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
The Business Combination was unanimously approved by the board of directors of TWOA and was approved at the Extraordinary General Meeting on March 25, 2024. TWOA’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, LLP and TWOA became wholly-owned direct subsidiaries of the Company. On March 28, 2024, the LPA Ordinary Shares commenced trading on the NYSE under the symbol “LPA.”
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

Reverse capitalization
As discussed in Note 1, the Business Combination was accounted for as a reverse capitalization in accordance with IFRS Accounting Standards. The consolidated assets, liabilities and results of operations are those of LLP for all prior periods presented. As such, the basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.
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
Other transaction-related costs in connection with the Business Combination
For the years ended December 31, 2025 and 2024, the Company incurred transaction-related costs in connection with the Business Combination of $0 and $7,628,685, respectively, excluding the share listing expenses under IFRS 2 discussed above. These transaction-related costs, primarily consisting of professional service fees such as legal and accounting services, were recorded in other expenses in the consolidated statements of profit or loss and other comprehensive income (loss). For the years ended December 31, 2025, 2024 and 2023, the Company incurred transaction-related costs of $0, $7,628,685 and $6,150,988, respectively. For the years ended December 31, 2025 and 2024, the Company has paid out $691,654 and $12,394,616 for transaction-related costs (of which $4,858,225 was paid with transaction proceeds), respectively. As of December 31, 2025, $713,213 of the amount not yet paid is recorded within accounts payable and accrued expenses, and $178,196 is recorded within non-current liabilities.
On August 14, 2024, the Company issued 90,000 Ordinary Shares to a non-employee service provider to share-settle an accrued liability of $900,000 assumed as part of the Business Combination for services previously performed. Refer to Note 22 for further information. Non-cash transaction costs of $1,141,200 were recognized as other expenses in the consolidated statements of profit or loss and other comprehensive income (loss) for the year ended December 31, 2024.
Cash bonus to management
In connection with the Business Combination, certain executives and employees were granted a one-time cash bonus totaling $285,000 at Closing, recorded in general and administrative expense in the consolidated statements of profit or loss and other comprehensive income (loss). As of December 31, 2024, the bonuses were fully paid. See Note 23 for more details.
Restricted Stock Units (RSUs)
In connection with the Business Combination, certain executives and board directors were granted service-based RSUs. See Note 22 for further information.

Loan receivable from Latam Logistic Investments, LLC (“LLI”)
As of January 1, 2024, LLP’s loans to LLI, which held a minority equity interest of LLP before Closing, were in default status due to non-payment following the maturity date of December 31, 2023. LLP subsequently provided notice of the default to LLI.
On March 12, 2024, LLI entered into an assignment agreement (“Assignment Agreement”) with LLP, pursuant to which LLI unconditionally and irrevocably assigned in favor of LLP the right to receive the LPA Ordinary Shares upon the closing of the Business Combination. As part of the Assignment Agreement, LLP agreed to waive its right to receive the corresponding LPA Ordinary Shares. Upon Closing, the loans receivables from LLI of $9,765,972 were considered settled through a non-judicial foreclosure of the collateralized LLP Shares held by LLI. LLI is currently challenging such non-judicial foreclosure and assignment agreement. We are vigorously defending this lawsuit and believe the claims are without merit.
5. REVENUE
The Company’s revenue was as follows:

	For the year ended December 31,
	2025	2024	2023

Rental income in accordance with IFRS 16 - Leases (“IFRS 16”)	$43,648,178	$38,808,593	$35,133,364

Non-lease components of rental arrangements	$5,463,547	$4,772,755	$4,194,415
Other	$1,018,902	$281,024	$108,564
Revenue from contracts with customers in accordance with IFRS 15 - Revenue from Contracts with Customers ("IFRS 15")	$6,482,449	$5,053,779	$4,302,979
Total revenues	$50,130,627	$43,862,372	$39,436,343
Note 8 contains further information of the Company’s revenue based on segment and geography.
The Company, through its subsidiaries, has entered into various operating leases agreements with customers for the rental of its investment properties. Most of the Company’s lease agreements associated with the investment properties contain an initial lease term from 5 to 10 years and generally include renewal options for one or more additional terms of varying lengths. The Company’s weighted average lease term remaining on leases in the operating properties and properties under development, based on square feet of all leases in effect as of December 31, 2025, 2024 and 2023 was 4.9 years, 5.1 years and 5.3 years, respectively.
These leases are based on a minimum rental payment in USD for properties located in Costa Rica and Peru, predominately USD for properties in Mexico, and COP for properties in Colombia, plus maintenance fees and recoverable expenses, and security deposits associated with the agreements, which are commonly used for covering any repair, improvement tasks or as a final payment when the lease agreement ends.

The following table summarizes the Company’s minimum lease payments under non-cancellable operating leases as of December 31, 2025:

Amount

2026	$52,847,895
2027	49,176,202
2028	40,109,103
2029	34,043,056
2030	24,767,517
Thereafter	88,332,743
Total	$289,276,516
6. INVESTMENT PROPERTY OPERATING EXPENSES
Investment property operating expenses include the direct operating expenses of the property such as repair and maintenance, utilities, insurance, property management, real estate taxes, expected credit loss adjustments, tenant-billable operating expenses, interest expenses on property related lease liabilities and other property related costs. Property operating expenses are mostly recovered through the rental recoveries charged to the tenants. The Company does not incur significant direct property operating costs from investment properties under development that did not generate rental income during the years presented below.
Investment property operating expenses were as follows:

	Years ended December 31,
	2025	2024	2023

Repair and maintenance	$3,276,560	$2,933,350	$2,351,598
Utilities	636,609	632,010	445,114
Insurance	513,850	469,823	375,108
Property management	460,428	319,650	242,098
Real estate taxes	1,299,758	747,297	731,261
Expected credit loss adjustments	278,703	(75,152)	(87,723)
Tenant-billable operating expenses	1,249,791	1,122,759	929,056
Interest expenses on property related lease liabilities	323,973	257,144	—
Other property related expenses	108,146	567,653	156,438
Total	$8,147,818	$6,974,534	$5,142,950
The Company does not incur significant direct property operating costs from investment properties under development, as such properties do not generate rental income yet.

7. OTHER INCOME AND OTHER EXPENSES
Other income for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023

Interest income	$697,124	$1,615,304	$300,189
Income in connection with the LR Agreements (defined below) (1)	—	10,378,180	—
Other (2)	415,315	623,404	7,633
Total	$1,112,439	$12,616,888	$307,822
Other expenses for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023

Transaction-related costs in connection with the Business Combination (3)	$—	$7,628,685	$6,150,988
Transaction Costs Related to Share Purchase Agreement	368,556	—	—
Fees in connection to the LR Agreements (defined below) (1)	—	1,197,422	—
Loss on disposition of property and equipment	—	—	83,389
Legal provision	—	—	(101,741)
Other (4)	569,163	351,053	—
Total	$937,719	$9,177,160	$6,132,636
(1)On June 5, 2024, and June 6, 2024, the Company, certain Investors (the “Investors”) and certain Shareholders (the “Shareholders” and together with the Investors, the “Released Parties”) entered into a non-affiliate lock-up release agreement (as amended, each an “LR Agreement” and collectively, the “LR Agreements”), pursuant to which the Company and each Released Party agreed to waive certain lock-up restrictions provided for in (i) the letter agreement dated March 29, 2021 by and among TWOA and other relevant parties thereto and by a joinder agreement, the Investors or (ii) the letter agreement dated March 29, 2021 by and among TWOA and other relevant parties thereto and the Shareholders, as amended on August 15, 2023 and March 27, 2024, as applicable (the “Lock-up Release,” and the shares released pursuant to such Lock-up Release, the “Released Shares”). In exchange, each Released Party agreed to pay a cash fee to the Company equal to a certain percentage of the sale price received for each Released Share sold by such Released Party until September 27, 2025. As of December 31, 2024, the total number of Released Shares were 947,885 shares of which 689,589 shares were sold by the Released Parties. For the year ended December 31, 2024, the Company recorded receipt of $10,378,180 in cash related to the sale of the Released Shares with an offsetting amount recorded in other income in the consolidated statements of profit or loss and other comprehensive income (loss). In connection with the sale of the Released Shares, the Company incurred transaction costs of $1,197,422 for the year ended December 31, 2024, which were recorded in other expenses in the consolidated statements of profit or loss and other comprehensive income (loss).
(2)Other income for the year ended December 31, 2025 primarily includes stamp tax refunds on the sale of Building 500A and the write-off of a deferred balance due to the early termination of a property development contract in El Salvador. For the year ended December 31, 2024, other income mainly includes an adjustment to transaction costs incurred in connection with the Business Combination.
(3)Transaction-related costs in connection with the Business Combination primarily consisted of professional service fees including legal and accounting services pertinent to the Business Combination. See Note 4 for more details relating to transaction-related costs.
(4)Other expenses primarily include capital raising costs and deal pursuit costs.

8. SEGMENT REPORTING
The Company has four operating segments, based on geographic regions consisting of Costa Rica, Colombia, Peru, and Mexico. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. The CODM receives information and evaluates the business from a geographic perspective and reviews the Company’s internal reporting by geography in order to assess performance and allocate resources. As a result, the Company has determined the business operates in four distinct operating segments based on geography.
The four geographic segments, Costa Rica, Colombia, Peru, and Mexico, primarily derive revenue from various operating lease agreements with customers for the rental of warehouses. Each of these locations and corresponding operations are presented and managed separately. The operating segments are each reportable segments, and aggregation of segments is not applied. Unallocated revenue consists of other revenue streams earned by operating subsidiaries that are not allocated to segments for CODM’s review. Unallocated expenses consist of certain corporate general and administrative expenses that are not allocated to segments for CODM’s review.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There was no inter-segment revenue for the years ended December 31, 2025, 2024 and 2023.
The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts.

The Company evaluates the performance of its reportable segments based on net operating income. Segment net operating income consists of segment investment property rental revenue less segment investment property operating expense.

	Years ended December 31,
	2025	2024	2023
Revenue:
Costa Rica	$24,137,597	$23,953,313	$22,029,141
Colombia	9,990,095	8,701,738	8,038,441
Peru	14,317,465	10,926,297	9,260,197
Mexico	666,568	—	—
Unallocated revenue	1,018,902	281,024	108,564
Total	$50,130,627	$43,862,372	$39,436,343

Investment property operating expense:
Costa Rica	$(3,530,451)	$(3,196,940)	$(2,677,460)
Colombia	(1,432,212)	(1,113,871)	(989,404)
Peru	(3,145,207)	(2,663,723)	(1,476,086)
Mexico	(39,948)	—	—
Total	$(8,147,818)	$(6,974,534)	$(5,142,950)

Net operating income
Costa Rica	$20,607,146	$20,756,373	$19,351,681
Colombia	8,557,883	7,587,867	7,049,037
Peru	11,172,258	8,262,574	7,784,111
Mexico	626,620	—	—
Total	$40,963,907	$36,606,814	$34,184,829

General and administrative:
Costa Rica	$(3,282,461)	$(3,540,745)	$(2,945,824)
Colombia	(1,891,468)	(1,242,962)	(1,182,837)
Peru	(1,433,339)	(1,270,330)	(1,745,286)
Mexico	(369,473)	—	—
Corporate	(9,755,927)	(9,572,020)	(2,634,915)
Total	$(16,732,668)	$(15,626,057)	$(8,508,862)

Financing costs
Costa Rica	$(10,209,053)	$(11,148,253)	$(17,611,113)
Colombia	(5,388,754)	(6,550,448)	(8,068,416)
Peru	(5,246,470)	(4,934,412)	(5,431,535)
Mexico	—	—	—
Corporate	—	(8,915)	—
Total	$(20,844,277)	$(22,642,028)	$(31,111,064)

The following table reconciles segment net operating income to profit (loss) before taxes for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
Net operating income	$40,963,907	$36,606,814	$34,184,829
Unallocated revenue	1,018,902	281,024	108,564
General and administrative	(16,732,668)	(15,626,057)	(8,508,862)
Listing expense	—	(44,469,613)	—
Investment property valuation gain	20,649,485	32,347,462	20,151,026
Interest income from affiliates	—	302,808	664,219
Financing costs	(20,844,277)	(22,642,028)	(31,111,064)
Net foreign currency gain (loss)	519,774	(104,129)	284,706
Gain on sale of investment properties	—	—	1,165,170
Gain on disposition of asset held for sale	—	—	1,022,853
Other income	1,112,439	12,616,888	307,822
Other expenses	(937,719)	(9,177,160)	(6,132,636)
Profit (loss) before taxes	$25,749,843	$(9,863,991)	$12,136,627
Segment Assets and Liabilities
For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors select assets and liabilities attributable to each segment. The following table summarizes the Company’s total assets and liabilities by reportable segment as of December 31, 2025 and 2024:

	2025	2024
Segment investment properties
Costa Rica	$263,201,125	$260,094,960
Colombia	175,021,487	132,917,203
Peru	191,033,572	161,506,701
Mexico	20,569,000	—
Total	$649,825,184	$554,518,864

Reconciling items:
Cash and cash equivalents	$27,323,468	$28,827,347
Lease and other receivables, net	4,142,217	2,641,772
Receivables from the sale of investment properties - short term	—	3,589,137
Prepaid construction costs	125,061	165,836
Prepaid income taxes	1,196,382	2,008,553
Other current assets	6,709,555	2,769,109
Tenant notes receivable - long term, net	1,370,812	1,748,616
Restricted cash equivalents	6,703,299	5,835,117
Property and equipment, net	355,265	313,202
Deferred tax asset	179,509	241,967
Other non-current assets	2,842,514	4,360,058
Total assets	$700,773,266	$607,019,578

Segment debt
Costa Rica	$166,548,503	$171,041,464
Colombia	51,743,684	38,430,114
Peru	77,042,722	56,414,221
Mexico	—	—
Total	$295,334,909	$265,885,799

Reconciling items:
Accounts payable and accrued expenses	$11,694,817	$8,356,915
Income tax payable	7,101,476	2,764,352
Retainage payable	2,598,043	1,500,729
Security deposits - current portion	112,624	167,005
Lease liability - current portion	131,641	458,081
Other current liabilities	90,785	640,933
Deferred tax liability	42,804,138	40,141,510
Security deposits	3,004,501	2,440,371
Lease liability	13,153,846	12,972,016
Other non-current liabilities	178,196	890,449
Total liabilities	$376,204,976	$336,218,160

Geographic Area Information

	2025	2024
Long-lived assets
Costa Rica	$263,571,970	$260,354,878
Colombia	175,155,983	133,013,547
Peru	191,094,115	161,573,800
Mexico	20,569,000	—
Total	$650,391,068	$554,942,225
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
The Company’s cash balances are predominantly denominated in USD, with the remainder denominated in COP, PEN, CRC, and MXN.
Cash and cash equivalents were as follows as of December 31, 2025, and 2024:

(in USD)	2025	2024
Bank accounts:
In COP	$5,314,227	$1,619,998
In CRC	60,877	10,464
In PEN	522,422	611,247
In MXN	2,067,614	—
In USD	19,358,328	26,585,638
Total	$27,323,468	$28,827,347
As of December 31, 2025 and 2024, cash disclosed in the consolidated statements of financial position and in the consolidated statements of cash flows included $6,627,085 and $5,163,059, respectively, that were held in partnership entities in which the ownership is shared with other private investors. These cash deposits were designated for the sole purpose of investing in development and operations of the properties held by the partnership entities and were therefore not available for general use by other entities within the Company.
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
As of December 31, 2025, and 2024, the Company’s total restricted cash equivalents amounted to $6,703,299 (of which $105,000 was classified as short-term) and $5,835,117 (of which none was classified as short-term), respectively. Of the total restricted cash equivalents as of December 31, 2025, $6,598,299 was related to additional guarantees for debt, and $105,000 was related to guarantees for corporate credit cards. The classification of restricted cash equivalents as short-term or long-term aligns with the corresponding loan agreements’ classification on the consolidated statements of financial position, reflecting the terms of restriction.

10. LEASE AND OTHER RECEIVABLES, NET
As of December 31, 2025, and 2024, lease and other receivables, net were as follows:

		2025	2024

(a)	Lease receivables, net	$2,656,696	$1,990,246
(b)	Tenant notes receivable - short term, net	394,167	509,543
	Others	1,091,354	141,983
	Sub-total	4,142,217	2,641,772
(b)	Tenant notes receivable - long term, net	1,370,812	1,748,616
	Lease and other receivables, net	$5,513,029	$4,390,388
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
The gross carrying amount and loss allowance provision for lease receivables were as follows as of December 31, 2025 and 2024:

	2025	2024
Gross carrying amount	$3,776,649	$2,823,216
Loss allowance provision	(1,119,953)	(832,970)
Lease receivables, net	$2,656,696	$1,990,246
(b)Tenant Notes Receivable - The Company finances some of its specific tenant improvements that customers request. As of December 31, 2025, loans outstanding to tenants bear weighted average annual interest rate of 11.6% and had a weighted average remaining loan term of 3.9 years. As of December 31, 2024, loans outstanding to tenants bear a weighted average annual interest rate of 11.7% and have a weighted average remaining loan term of 5.1 years. In each of the years ended December 31, 2025 and 2024, a tenant accelerated its notes receivable payments.
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

The gross carrying amount and loss allowance provision for tenant notes receivable as of December 31, 2025 and 2024 were as follows:

	2025	2024
Gross carrying amount - short term	$400,773	$518,091
Loss allowance provision - short term	(6,606)	(8,548)
Tenant notes receivable - short term, net	$394,167	$509,543
Gross carrying amount - long term	1,393,810	1,777,952
Loss allowance provision - long term	(22,998)	(29,336)
Tenant notes receivable - long term, net	$1,370,812	$1,748,616
The expected credit loss allowance provision for lease receivables and tenant notes receivable as of December 31, 2025, 2024 and 2023 reconciled to the opening loss allowance for that provision were as follows:

	2025
	Lease Receivables	Tenant Notes Receivable	Total

Beginning balance	$832,970	$37,884	$870,854
Adjustments in expected credit loss allowance recognized in profit or loss during the period	286,983	(8,280)	278,703
Receivables written-off during the period as uncollectible	—	—	—
Ending balance	$1,119,953	$29,604	$1,149,557

	2024
	Lease Receivables	Tenant Notes Receivable	Total

Beginning balance	$831,805	$114,201	$946,006
Adjustments in expected credit loss allowance recognized in profit or loss during the period	1,165	(76,317)	(75,152)
Receivables written-off during the period as uncollectible	—	—	—
Ending balance	$832,970	$37,884	$870,854

	2023
	Lease Receivables	Tenant Notes Receivable	Total

Beginning balance	$2,646,337	$126,640	$2,772,977
Adjustments in expected credit loss allowance recognized in profit or loss during the period	(81,017)	(6,706)	(87,723)
Receivables written-off during the period as uncollectible	(1,733,515)	(5,733)	(1,739,248)
Ending balance	$831,805	$114,201	$946,006

11. OTHER CURRENT ASSETS AND LIABILITIES
The details of other current assets as of December 31, 2025 and December 31, 2024 were as follows:

	2025	2024

Value added tax receivable	$5,445,064	$1,722,404
Prepaid insurance	487,382	533,915
Other (1)	777,109	512,790
Total	$6,709,555	$2,769,109
(1) Including deal pursuit costs, rent incentives, net, and other prepaids and deposits.
The details of other current liabilities as of December 31, 2025 and December 31, 2024 were as follows:

	2025	2024

Distributions payable to non-controlling interests	$—	$380,950
Deferred revenue	—	259,983
Other	90,785	—
Total	$90,785	$640,933

12. PROPERTY AND EQUIPMENT, NET
Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. As of December 31, 2025 and 2024, the Company’s property and equipment, net, were as follows:

	Vehicles	Furniture and Office Equipment	Computer Equipment	Leasehold Improvements	Total

Gross assets:
Balance as of January 1, 2024	$37,360	$364,758	$236,031	$101,099	$739,248
Additions	1,515	19,434	41,674	8,443	71,066
Retirements	—	(240)	(524)	—	(764)
Foreign currency translation effect	—	(8,123)	(3,201)	(1,556)	(12,880)
Balance as of December 31, 2024	$38,875	$375,829	$273,980	$107,986	$796,670
Additions	—	33,558	24,232	90,726	148,516
Retirements	(5,423)	(2,490)	(11,211)	(726)	(19,850)
Foreign currency translation effect	—	9,370	3,881	1,365	14,616
Balance as of December 31, 2025	$33,452	$416,267	$290,882	$199,351	$939,952
Accumulated depreciation:
Balance as of January 1, 2024	$12,417	$205,253	$154,293	$12,848	$384,811
Additions	4,302	44,878	39,179	19,467	107,826
Retirements	—	(240)	(524)	—	(764)
Foreign currency translation effect	—	(10,198)	(5,846)	7,639	(8,405)
Balance as of December 31, 2024	$16,719	$239,693	$187,102	$39,954	$483,468
Additions	3,514	39,373	41,055	22,843	106,785
Retirements	(5,424)	(1,272)	(9,916)	—	(16,612)
Foreign currency translation effect	—	7,476	2,742	828	11,046
Balance as of December 31, 2025	$14,809	$285,270	$220,983	$63,625	$584,687
Net book value as of December 31, 2024	$22,156	$136,136	$86,878	$68,032	$313,202
Net book value as of December 31, 2025	$18,643	$130,997	$69,899	$135,726	$355,265
The Company recorded losses of $0, $0 and $83,389 in other expenses in the consolidated statements of profit or loss and other comprehensive income (loss), related to the disposal of property and equipment for the years ended December 31, 2025, 2024 and 2023, respectively.
Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $106,780, $107,826 and $107,229, respectively, recognized in general and administrative expense on the consolidated statements of profit or loss and comprehensive income (loss).
13. INVESTMENT PROPERTIES
The Company’s investment properties are located in Costa Rica, Colombia, Peru, and Mexico, and they are primarily measured using Level 3 inputs from the IFRS Accounting Standards fair value hierarchy. The values, determined by the independent appraisers, are recognized as the fair value of the Company’s investment property at the end of each reporting period. Gains or losses arising from changes in fair values are included in the consolidated statement of profit or loss and other comprehensive income (loss) in the period in which they arise. For the years ended December 31, 2025, 2024 and 2023, the Company recorded a gain of $20,649,485, $32,347,462 and $20,151,026, respectively.

As of December 31, 2025, and 2024, all the owned investment properties except for the investment properties in Mexico are securing the Company’s debt.
As of December 31, 2025, and 2024, the fair market value (“FMV”) of investment properties were as follows:

	FMV as of December 31, 2025	FMV as of December 31, 2024

Land bank:
Land bank under right-of-use
Peru	$9,917,236	$16,691,019
Sub-total	9,917,236	16,691,019
Owned land bank
Colombia	30,177,087	23,851,330
Sub-total	30,177,087	23,851,330
Total land bank	$40,094,323	$40,542,349
Properties under development:
Properties under right-of-use
Peru	$12,948,826	$21,798,170
Total properties under development	$12,948,826	$21,798,170
Operating Properties
Properties under right-of-use
Peru	$14,482,139	$—
Sub-total	14,482,139	—
Owned properties
Costa Rica	263,201,125	260,094,960
Colombia	144,844,400	109,065,873
Peru	153,685,370	123,017,512
Mexico	20,569,001	—
Total operating properties	$596,782,035	$492,178,345
Total operating properties and properties under development	$609,730,861	$513,976,515
Total	$649,825,184	$554,518,864
There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2025 and 2024.
The independent appraiser holds a recognized and relevant professional qualification and has recent experience of the location and category of the investment properties being valued. The valuation models are in accordance with the guidance recommended by the International Valuation Standards Committee. These valuation models are consistent with the principles in IFRS 13, Fair Value Measurement (“IFRS 13”).
In evaluating the fair value of investment property held as a right-of-use asset under a lease agreement, the Company adds back the recognized lease liability as part of the fair value of the investment property, to prevent double counting of the lease liabilities that are separately recognized in accordance with IAS 40:50(d). As of December 31, 2025 and 2024, the Company added back lease liabilities of $13,232,613 and $13,309,189, respectively, into the carrying value of the investment properties held as right-of-use assets in Peru. Refer to Note 15 for further information.
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
ii.The direct capitalization method: this method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with Stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments and involves capitalizing the property net operating income at a market capitalization rate. The net operating income is determined by using the property Effective Gross Income (EGI) net of operating expenses. The EGI is determined by the property’s Potential Gross Income (PGI) through analysis of the property actual historic income and an analysis of competitive current market income rates and deducting the PGI with an estimate for vacancy and collection.
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

Significant Inputs as of December 31, 2025 and 2024 -

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value	Relationship of unobservable inputs to fair value
Operating Properties	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2025: 8.1% 2024: 7.9%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2025: 10.6% 2024: 10.6%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2025: 98.0% 2024: 98.2%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2025: 98.0% 2024: 98.2%	The higher the occupancy rate, the higher the fair value.
			Going in Stabilized capitalization rate	2025: 7.3% 2024: 7.8%	The higher the Stabilized capitalization rate, the lower the fair value
Properties Under Development	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2025: 10.5% 2024: 10.5%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2025: 10.8% 2024: 10.7%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2025: 96.0% 2024: 96.0%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2025: 96.0% 2024: 96.0%	The higher the occupancy rate, the higher the fair value.
			Going in Stabilized capitalization rate	2025: N/A 2024: N/A	The higher the Stabilized capitalization rate, the lower the fair value
Land Bank	Level 3	Income approach	Risk adjusted residual capitalization rate	2025: 6.9% 2024: 10.0%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2025: 15.5% 2024: 14.9%	The higher the risk adjusted discount rate, the lower the fair value.
Fair value sensitivity: The following table presents a sensitivity analysis to the impact of 10 basis points (“bps”) increase or decrease of the discount rates and exit cap rate and the aggregated impact of these two on fair values of the investment properties - land and buildings representing leased land and buildings valued using the discounted cash flows and direct capitalization method as of December 31, 2025 and 2024:

	2025
	Impact of +10 bps on exit cap rate	Impact of +10 bps on discount rate	Impact of +10 bps on exit cap rate and discount rate
Building and land (decrease)	$(3,352,872)	$(3,734,745)	$(6,994,059)
	Impact of -10 bps on exit cap rate	Impact of -10 bps on discount rate	Impact of -10 bps on exit cap rate and discount rate
Building and land increase	$3,352,872	$3,734,745	$6,994,059

	2024
	Impact of +10 bps on exit cap rate	Impact of +10 bps on discount rate	Impact of +10 bps on exit cap rate and discount rate
Building and land (decrease)	$(3,058,824)	$(3,403,144)	$(6,375,750)
	Impact of -10 bps on exit cap rate	Impact of -10 bps on discount rate	Impact of -10 bps on exit cap rate and discount rate
Building and land increase	$3,058,824	$3,403,144	$6,375,750
The reconciliations of investment properties for the years ended December 31, 2025, 2024, and 2023, were as follows:

	2025	2024	2023

Beginning balance	$554,518,864	$514,172,281	$449,036,633
Additions	50,966,468	27,009,666	33,704,768
Disposal of investment property	—	—	(17,634,208)
Gain on valuation of investment properties	20,649,485	32,347,462	20,151,026
Foreign currency translation effect	23,690,367	(19,010,545)	28,914,062
Ending balance	$649,825,184	$554,518,864	$514,172,281
Investment Properties Acquisitions -
During the year ended December 31, 2025, the Company acquired two operating investment properties in Mexico through a strategic partnership with Alas. The partnership is structured through a master trust (Fideicomiso 6193), which was established to hold and administer the underlying project assets and related activities through a project trust (Fideicomiso Proyecto 6384). The transaction was accounted for as an asset acquisition, by identifying and recognizing the individual identifiable assets acquired and liabilities assumed and allocating the cost of the group of assets and liabilities on the basis of their relative fair values.
Under the terms of the Framework Contract dated November 4, 2024, and the Management Trust Agreement and Project Trust Agreement dated August 15, 2025, Alas contributed the investment properties, and the Company contributed cash equivalent to 10% of appraised value of the investment properties to the master trust. Following these contributions, Alas and the Company hold a 90% and 10% economic interest in the master trust, respectively.
In accordance with the Master Trust Agreement, LPA will serve as operator of both entities and, as the operator, controls the relevant activities of the master and project trusts. Therefore, despite holding less than 50% of the economic interest, the Company has control over the master and project trusts. As the single decision-maker for the relevant activities of the master trust, the operator functions independently from the technical committee, which is jointly controlled by LPA and the noncontrolling investor. The technical committee’s decisions are limited to extraordinary decisions outside the ordinary course of business that are not deemed to be relevant activities of the master and project trusts.
The total consideration for the asset acquisition was $19,900,847, comprising of the fair value of the investment properties of $19,715,120 and $185,723 as directly attributable transaction costs as of December 31, 2025. The cash flow impact from the acquisition is presented on a net basis in the statement of cash flows under investing activities as capital expenditures on investment properties.
There were no other acquisition activities during the years ended December 31, 2025, 2024, and 2023.
Investment Properties Dispositions -
On November 24, 2023, the Company closed the sale of its investment property, Latam Parque Logistico Calle 80 Building 500A (with a carrying value of USD 17,634,208 as of closing), to a third party for consideration of COP 79,850,000,000 (equivalent of USD 19,512,112 as of closing). Of the total consideration, COP 33,829,392,065 (equivalent of USD 8,266,536 as of closing) was transferred directly to Itaú Unibanco Holding S.A. (“Itaú”) to settle the liabilities directly associated with the investment property. The remaining consideration was expected to be received within fifteen months after closing, through six installment payments. The Company received the first installment payment of COP 11,505,151,984 (equivalent of USD 2,778,063 as of the payment date) in October 2023. The Company received the second, third, fourth, and fifth installment payments for a total of COP 18,408,243,174 (equivalent of USD 4,548,417 as of the payment dates) in February, May, and August, and November 2024, respectively. The final installment of COP 16,107,212,777 (equivalent of USD 3,901,985 as of the payment date) was received in February 2025. As of closing, the total future installments were discounted by an implicit rate estimated based on certain Level 2 inputs discussed above. The discount on total installments would be subsequently accreted back over the time over the remaining payment term. All installments were paid off as of December 31, 2025. During the year ended December 31, 2023, the Company recognized a gain on sale of investment property of USD 1,165,170 included in gain (loss) on sale of investment properties in the statements of profit or loss and other comprehensive income (loss).
As of December 31, 2025 and 2024, the Company had receivables from the sale of investment property of $0 and $3,589,137, respectively. Additionally, the Company recognized interest income of $67,143, $701,159 and $98,989 included in other income in the statements of profit or loss and other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023, respectively.
Disposition of Asset Held for Sale (Previously Classified as Investment Properties) -
During the year ended December 31, 2021, the Company engaged in an active sale negotiation for the sale of certain land lot with a third-party buyer. The land lot held for sale was part of a land lot that is owned by LatAm Parque Logistico San José - Verbena partnership, within the Costa Rica segment. On May 21, 2021, the Company signed on behalf of LatAm Parque Logistico San José - Verbena partnership, the purchase and sale agreement for the sale of the fully serviced land parcel for $4,000,000. The sale subsequently closed on April 23, 2023 upon the transfer of the property title and the receipt of the final installment payment. The Company recognized a gain on sale of asset held for sale of $1,022,853 during the year ended December 31, 2023.
14. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses as of December 31, 2025 and 2024 were as follows:

	2025	2024

Trade payables (1)	$4,735,670	$1,664,633
Accrued interest	955,954	743,571
Accrued development cost	940,634	1,078,918
Accrued employee benefits and related obligations	1,488,051	1,245,647
Accrued professional service fees	2,637,119	2,488,320
Other accrued expenses	937,389	1,135,826
Total	$11,694,817	$8,356,915
(1)Trade payables are non-interest bearing and are normally settled on 30-day terms.
15. LEASES
The Company as a lessor
The Company generates rental income from acting as a lessor of operating properties through lease arrangements with tenants. Refer to Note 2 for further information.
The Company as a lessee
Investment Property Right-of-Use (“ROU”) Asset and Lease Liability – In December 2022, the Company, through Parque Logístico Callao (“Parque Logístico Callao”), a partnership entity controlled by the Company, entered into a land lease agreement with Lima Airport Partners S.R.L. (“LAP”). Under this agreement, Parque Logístico Callao is committed to leasing a plot of land for a period of 30 years, with the intention of developing warehouses on the leased land (“Land Lease”). This land has been subdivided to five parcels for the construction of five distinct buildings.

In connection with this commitment, LAP granted the Company the right to use a land parcel in December 2022, where the Company constructed a warehouse that became Stabilized in February 2025, along with the common areas. On October 31, 2024, LAP granted the Company the right to use the remaining four of the five land parcels to begin preparatory activities for the construction of warehouses. Additionally, on July 1, 2025, LAP and the Company agreed to reduce the lease payment for three land parcels. As a result of the lease modification, the Company recognized a decrease in lease liability of $1,023,899 on the modification date.
Since the ROU asset is held by Parque Logístico Callao to construct and develop for future use as investment property and lease out the constructed assets under one or more operating leases, the ROU asset meets the definition of an investment property under IAS 40 - Investment property (“IAS 40”) and therefore, it was recognized as part of investment properties.
Under IAS 40, the Company applies the fair value model to the investment property ROU assets, which need to be remeasured at fair value at each period end. As a result, there is no depreciation expense associated with the Land Lease. Refer to Note 13 for the fair value of investment properties held as ROU assets.
The associated land lease liability was recorded at the present value of the remaining lease payment using a weighted average discount rate of 8.7%. The Company recorded interest expense on lease liabilities of $323,973, $257,144 and $237,916 for the years ended December 31, 2025, 2024 and 2023, respectively, as part of the Investment property operating expense in the consolidated statement of profit or loss and other comprehensive income (loss). Additionally, the Company capitalized interest expense on lease liability of $790,117, $137,138, and $0 for the years ended December 31, 2025, 2024 and 2023, respectively, as part of the investment property in the consolidated statement of financial position. The Company had short-term and long-term lease liability, respectively, in relation to the land leases of $82,041 and $13,150,572 as of December 31, 2025, and $383,995 and $12,925,194 as of December 31, 2024. Short-term land lease liability and long-term land lease liability are included in lease liability – current portion, and lease liability, respectively. The Company had cash outflows of $166,766, $73,860, and $0 for the land leases for the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, as a result of lease modifications, the Company had non-cash reduction to land lease ROU assets amounting to $1,023,899 in the year ended December 31, 2025 and non-cash additions to land lease ROU assets amounting to $10,014,861 and $2,507,992, in the years ended December 31, 2024 and 2023, respectively.
Offices ROU Asset and Lease Liability - The Company leases its office spaces from third parties. The remaining weighted average lease term was 0.9 and 1.7 years as of December 31, 2025 and 2024, respectively.
The Company does not include renewal options in the lease term for calculating the lease liability unless the Company is reasonably certain that will exercise the option, or the lessor has the sole ability to exercise the option.
As of December 31, 2025, and 2024, the Company carried short-term office lease liability amounting to $49,600 and $74,086, respectively, and long-term lease liability amounting to $3,274 and $46,822, respectively. Short-term office lease liability and long-term office lease liability are included in lease liability – current portion, and lease liability, respectively.
The weighted average discount rate was 7.1%, as of December 31, 2025, 2024 and 2023. The Company recorded interest expense on lease liabilities of $6,491, $10,839 and $11,667 for the years ended December 31, 2025, 2024 and 2023, respectively.
The Company had total cash outflows for leases of $96,868, $71,652 and $50,112 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company also had non-cash additions to right of use assets amounting to $0, $0 and $115,100 in the years ended December 31, 2025, 2024 and 2023, respectively.
The Company did not have short-term lease expenses or leases of low value assets during the years ended December 31, 2025, 2024 and 2023.

Office ROU assets are amortized using the straight-line method over the term of the operating lease. Original lease terms and remaining lease terms of the corporate offices operating leases were as follows:

Office Location	Original Lease Term	Remaining Term as of December 31, 2025
	(in years)	(in years)
Costa Rica	2.9	0.2
Colombia	4.8	1.1
Weighted average	4.0	0.9
As of December 31, 2025 and 2024, the Company’s office right-of-use assets, included in other non-current assets, were as follows:

Total

Gross assets:
Balance as of January 1, 2024	$263,613
Additions	—
Retirements	—
Foreign currency translation effect	(19,775)
Balance as of January 1, 2025	$243,838
Additions	—
Retirements	—
Foreign currency translation effect	22,343
Balance as of December 31, 2025	$266,181
Accumulated depreciation:
Balance as of January 1, 2024	$84,153
Additions to accumulated depreciation	66,892
Retirements	—
Foreign currency translation effect	(9,716)
Balance as of January 1, 2025	$141,329
Additions to accumulated depreciation	66,901
Retirements	—
Foreign currency translation effect	15,071
Balance as of December 31, 2025	$223,301
Net book value as of December 31, 2024	$102,509
Net book value as of December 31, 2025	$42,880
During the years ended December 31, 2025, 2024, and 2023, the Company recorded ROU depreciation expense related to office space of $66,901, $66,893 and $60,666, respectively, in the consolidated statements of profit or loss and other comprehensive income (loss) under general and administrative expenses.

Lease commitment for land and office leases - The following table summarizes the fixed, future minimum rental payments, excluding variable costs, for which the leases had commenced by December 31, 2025 with amounts discounted at lease commencement by our incremental borrowing rates to calculate the lease liabilities of the Company’s leases:

As of December 31, 2025
2026	147,625
2027	1,059,748
2028	1,329,874
2029	1,343,173
2030	1,356,605
Thereafter	30,448,443
Total undiscounted rental payments	$35,685,468
Less: imputed interest	(22,399,981)
Total lease liability	$13,285,487

16. DEBT

As of December 31, 2025 and 2024, the debt of the Company was as follows (all loans are USD denominated, except loans attributable to the Colombia reportable segment which are COP denominated):

Financial Institution	Type	Expiration	Annual Interest Rate	Restricted Cash at December 31, 2025	Restricted Cash at December 31, 2024	Remaining Borrowing Capacity at December 31, 2025	Amount Outstanding at December 31, 2025	Amount Outstanding at December 31, 2024
Costa Rica (USD denominated)
Banco BAC San José, S.A. ("BAC Credomatic")	Mortgage Loan	April 2039	3Mo SOFR++200 bps, min. rate 5.50%	1,450,000	1,450,000	—	57,231,476	59,219,937
Banco Davivienda Costa Rica ("Banco Davivienda CR")	Mortgage Loan	November 2038	2.4%+3Mo SOFR	72,361	72,361	—	7,315,944	7,663,083
Banco Nacional de Costa Rica ("Banco Nacional")	Mortgage Loan	April 2048	1.4%+3Mo SOFR	—	—	—	63,167,409	64,518,109
Banco Nacional	Mortgage Loan	April 2048	1.4%+3Mo SOFR	480,000	480,000	—	17,572,856	17,948,614
Banco Nacional	Mortgage Loan	April 2048	1.4%+3Mo SOFR	—	—	—	14,573,599	14,885,225
Banco Nacional	Mortgage Loan	April 2048	2.8%+3Mo SOFR	140,485	140,485	—	6,687,219	6,806,493
Total Costa Rica Loans				$2,142,846	$2,142,846	$—	$166,548,503	$171,041,461
Colombia (COP denominated)
Bancolombia, S.A. ("Bancolombia")	Mortgage Loan	January 2036	IBR +327 bps no min. rate	1,049,254	912,754	—	22,032,387	19,394,855
Bancolombia	Mortgage Loan	April 2036	IBR +365 bps no min. rate	851,231	740,834	—	17,874,264	15,741,763
Banco BTG Pactual Colombia S.A. ("BTG")	Secured Bridge Loan	May 2025	IBR +695 bps no min. rate	—	—	—	—	3,990,969
BTG	Senior Secured Debt	October 2028	IBR +525 bps no min. rate	—	—	—	12,487,890	—
Banco Davivienda S.A. ("Banco Davivienda")	Mortgage Loan	November 2040	IBR +300 bps no min. rate	—	—	8,251,089	—	—
Total Colombia Loans				$1,900,485	$1,653,588	$8,251,089	$52,394,541	$39,127,587
Peru (USD denominated)
Banco BBVA Peru ("BBVA Peru") - Tranche A	Mortgage Loan	December 2033	Fixed, 8.5%	1,651,007	1,611,590	—	44,086,269	46,478,607
BBVA Peru - Tranche B	Mortgage Loan	December 2033	Fixed, 8.4%	364,775	366,468	—	9,740,473	10,569,037
BBVA Peru	Mortgage Loan	March 2034	Fixed, 7.9%	539,186	—	1,000,000	24,000,000	—
BBVA, Banco Bilbao Vizcalla	Mortgage Loan	December 2035	Fixed, 7.9%	—	—	10,000,000	—	—
Total Peru Loans				$2,554,968	$1,978,058	$11,000,000	$77,826,742	$57,047,644
Total				$6,598,299	$5,774,492	$19,251,089	$296,769,786	$267,216,692
Accrued financing costs and debt issuance costs, net							(1,434,877)	(1,330,893)
Total Debt							$295,334,909	$265,885,799
Less: Current portion of long-term debt							(10,270,261)	(12,636,821)
Total Long-term debt							$285,064,648	$253,248,978

Debt Agreements
BAC Credomatic

On April 30, 2024, the Company refinanced its secured loans of $46.6 million with BAC Credomatic with a new secured facility of $60.0 million. The new secured loan has a term of 15 years, scheduled to mature in April 2039. The interest rate for the new loan is structured to be 2% above SOFR. This rate is subject to quarterly review and subsequent adjustment based on the prevailing SOFR and cannot fall below 5.50% per annum.
Banco Davivienda CR
On November 1, 2023, the Company refinanced a debt outstanding with Banco Nacional ($7,373,460) with a mortgage loan denominated in USD with Banco Davivienda for an aggregate amount of $8,000,000. The new mortgage loan matures in 15 years. The loan is subject to a fixed interest rate of 7.00% in the first year, and a rate of 6-month SOFR plus 2.4% adjustable monthly from the second year onwards.
Banco Davivienda
On November 27, 2025, the Company entered into a senior secured loan agreement with Banco Davivienda for COP 31,000,000,000 (approximately $8,215,925 as of the transaction date). The loan bears interest at a rate equal to the one‑month Colombian IBR plus 300 basis points, payable monthly. The loan is subject to monthly principal amortization and matures on November 26, 2040. The loan is guaranteed by lease payments associated with certain properties of the Company. No amount of loan is drawn as of December 31, 2025.
Banco Nacional
On April 28, 2023, the Company refinanced outstanding loans with Banco Davivienda, Banco Promerica de Costa Rica, S.A. (“Banco Promerica”) and BAC Credomatic (except for one loan), with Banco Nacional. An extinguishment loss of $6,555,113 was recognized as financing costs during the second quarter of 2023 as part of the extinguishment of these debt facilities. The Company entered into four U.S. dollar denominated mortgage loans with Banco Nacional for an aggregate amount of $107,353,410. The loans have a twenty-five-year term. The loans bear a fixed annual interest rate for the first two years and a variable rate of 3-month SOFR, plus either 1.4% or 2.8% adjustable monthly from the third year onwards.
Bancolombia
On January 22, 2021, the Company entered into a COP denominated financing agreement of COP 44,500 million ($12.8 million as of the transaction date) with Bancolombia for the financing of the construction of Building 300 in Latam Logistic Park Calle 80 in Bogota, Colombia. As of December 31, 2021, the financing was fully drawn down. This financing agreement was further increased by COP$30,000 million ($7.0 million as of the transaction date). The financing bears an interest rate of IBR plus 365 basis points, commitment fees of 0.1% per month of the undrawn amount of the loan and has a 15-year term with a balloon payment of 40% at expiration (COP$29,901 million, or $6.9 million as of the transaction date). The Company began to make principal payments in November 2021. On January 19, 2022, the Company increased by COP$34,000 million ($8.4 million per the transaction date exchange rate, same applies to hereafter) its existing financing facilities denominated in COP with Bancolombia from COP$57,810 million ($14.3 million) to COP$91,810 million ($22.7 million). The financing has a fourteen-year term with a balloon payment of COP$42,866 million ($11.4 million) at expiration. The interest accrues at Colombian IBR plus 327 basis points.
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
BBVA Peru
On December 15, 2023, the Company entered into a mortgage loan with BBVA Peru for a total of $60,000,000. The mortgage loan consists of two components: Tranche A and Tranche B. The Tranche A totaling $48,670,000 was used to refinance the Company’s existing debt with the International Finance Corporation (“IFC”). The Tranche B totaling $11,330,000 is expected to finance the company’s other real estate projects. Tranches A and B will mature in 10 years (with a 35% balloon payment for Tranche A) and carry a fixed interest rate of 8.5% and 8.4%, respectively.
On March 6, 2025, the Company, through Parque Logistico Callao, S.R.L., a wholly owned subsidiary of the Company, as the borrower (“Borrower”), entered into a new mortgage loan with BBVA Peru, as the lender, allowing the Company to borrow up to principal amount of $25,000,000. This loan was designated for the construction of a building within Parque Logistico Callao. The loan is secured by the equity interests of the Borrower and the Borrower’s interests in its lease contract of the building constructed. The loan is set to mature in 10 years (with 36 quarterly scheduled repayment installments starting from May 6, 2026 and a 35.0% balloon payment at maturity) and carries a fixed interest rate of 7.9% per annum. Interest is payable quarterly in cash and in arrears starting in May 2025.
On December 4, 2025, the Company entered into a U.S. dollar‑denominated long‑term loan agreement with BBVA Peru, providing for a maximum borrowing capacity of $10,000,000, available in two disbursements of $5,000,000 each. The loan bears a fixed annual interest rate of 7.90%, with interest payable quarterly. Beginning March 30, 2027, the loan becomes subject to repayment through 36 quarterly installments, including a balloon payment of 35% at maturity. The loan is secured by the equity interests of the Borrower and the Borrower’s interests in its lease contract of the buildings constructed. No amount of loan is drawn as of December 31, 2025.
BTG
On August 25, 2023 and August 30, 2023, the Company entered into two new lines of credit agreement with Banco BTG Pactual Colombia S.A. (“BTG”) for COP 15,000,000,000 and COP 10,000,000,000, respectively (approximately $3,679,266 and $2,433,042, respectively, at the date the transactions were initiated). Interest is calculated and paid monthly at the rate of a one-month Colombian IBR plus 720 basis points. Principal repayment is due at maturity. This debt agreement is guaranteed by the trust established for LPA COL PropCo Cota 1, S.A.S where BTG is established as a guaranteed creditor, with three underlying properties defined as guarantees.
On May 27, 2024, the Company restructured its two loans with BTG into a single loan. The new loan maintains the same outstanding principal amount of COP 25,000,000,000 (approximately $6,446,506 as of the restructuring date) and bears an interest rate of three-month Colombian IBR plus 695 basis points. A modification gain of $208,799 was recognized as financing costs during the second quarter of 2024. This loan was fully repaid on May 27, 2025.
On October 21, 2025, the Company entered into a senior secured loan agreement with BTG for COP 50,000,000,000 (approximately $12,813,416 as of the transaction date). The loan bears interest at a rate equal to the three‑month Colombian IBR plus 525 basis points, payable quarterly. On October 24, 2025, the Company received a disbursement of COP 46,918,000,000 (approximately $12,023,597 as of the transaction date). Principal is payable at maturity on October 24, 2028. The debt is currently secured by 100% of the outstanding shares of LPA COL PropCo Cota 1, S.A.S, and the collateral is expected to be modified to investment properties located in Colombia within 180 days. This loan is held at the corporate level but included in the total of Colombia loans because it is attributable to the Colombia reportable segment.
Long-Term Debt Maturities – Scheduled principal and interest payments due on the Company’s debt as of December 31, 2025, are as follows:

Amount
Maturity:
2026	$10,270,261
2027	11,400,644
2028	24,716,396
2029	13,157,965
2030	17,117,341
Thereafter	220,107,179
Accrued and deferred financing cost, net	(1,434,877)
Total	$295,334,909

Financing Cost – The following table summarizes the weighted average net effective interest rate by type of financing facility as of December 31, 2025 and 2024:

	2025		2024
	Weighted Average Interest Rate(1)	Amount Outstanding	Weighted Average Interest Rate(1)	Amount Outstanding

Mortgage Loan	7.1%	$284,281,896	8.0%	$263,225,723
Other loans	14.5%	12,487,890	15.6%	3,990,969
Total	7.4%	$296,769,786	8.1%	$267,216,692
(1)The interest rate presented represents effective interest rate (including debt issuance costs) at the end of the year for the debt outstanding.
The following table summarizes the components of financing cost, including the deferred financial cost amortization for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023

Gross interest expense	$20,977,580	$22,872,591	$22,557,977
Gross commitment fees	—	—	128,410
Amortization of debt issuance cost	272,615	227,686	203,237
Debt modification gain	—	(208,799)	(143,630)
Debt extinguishment loss	—	38,219	8,370,997
Other financing cost	290,468	42,454	593,623
Total financing cost before capitalization	21,540,663	22,972,151	31,710,614
Capitalized amounts into investment properties	(696,386)	(330,123)	(599,550)
Net financing cost	$20,844,277	$22,642,028	$31,111,064
Total cash paid for interest and commitment fees	$18,789,115	$22,017,849	$24,862,976
Debt Reconciliation – The reconciliations of long term debt as of December 31, 2025 and 2024 were as follows:

	2025	2024

Beginning balance	$265,885,799	$269,854,235
Secured bank debt borrowings	36,487,890	13,091,001
Secured bank debt repayments	(8,945,640)	(9,230,241)
Bridge loan repayments	(4,244,368)	(1,679,058)
Borrowing cost incurred	(397,679)	—
Deferred financing cost amortization	272,615	227,686
Debt modification gain	—	(208,799)
Debt extinguishment loss	—	38,219
Foreign currency translation effect	6,276,292	(6,207,244)
Ending balance	$295,334,909	$265,885,799
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
The Company received waivers for the requirement to comply with Bancolombia financial covenants on June 26, 2024. The Bancolombia waiver was effective through the testing period of June 30, 2024 and December 31, 2024, and ratio compliance testing was applicable for these loans starting in June 2025. On December 19, 2024, the Company amended both loans with Bancolombia to include a reserved fund of $1.7 million as part of the numerator for the debt service coverage ratio calculation. This adjustment to the covenant calculation took effect starting from the compliance testing in June 2025. The outstanding combined balance for Bancolombia loans as of December 31, 2025 was $39.9 million on the consolidated statement of financial position.
As of December 31, 2025 and 2024, the Company was compliant with, or otherwise had waivers for, all debt covenants with its lenders.
17. EQUITY
The Company is authorized to issue 450,000,000 Ordinary Shares and 50,000,000 Preference Shares, each with a par value of $0.0001. The specific designations, voting rights, and other preferences of these shares can be established as needed by the Company’s board. There were no Preference Shares issued during the periods presented. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings of Logistic Properties of the Americas. As of December 31, 2025 and 2024, a total of 31,867,009 and 31,799,747 Ordinary Shares had been issued, respectively.
New Circle SEPA
On September 23, 2025, the Company entered into a Share Purchase Agreement (the “New Circle SEPA”) with an unrelated third-party broker (“New Circle”). Under the New Circle SEPA, the New Circle provides the Company with an Equity Reserve Facility (“ERF”) where the Company has the right to issue and sell to broker up to $30.0 million of Ordinary Shares, subject to certain limitations and conditions set forth in the New Circle SEPA, from time to time, over a 36-month period. Sales of the Ordinary Shares to New Circle under the New Circle SEPA, and the timing of any such sales, are solely at the Company’s option, and the Company is under no obligation to sell any Ordinary Shares to New Circle under the New Circle SEPA.
Upon the satisfaction of the conditions precedent in the New Circle SEPA, which include having a registration statement for the resale of the Ordinary Shares issued to New Circle (the “Registration Statement”) declared effective, the Company has the right to direct New Circle to purchase a specified number of Ordinary Shares by delivering a written notice (a “Purchase Notice”). The Company has the option to elect the purchase price as (i) 97.5% of the lowest daily volume weighted average price (“VWAP”) of the Ordinary Shares during a three-day period following the New Circle’s receipt of a Purchase Notice or (ii) 96% of the VWAP on the trading day after the Purchase Notice.
A Purchase Notice may not be for the purchase of more than the lesser of (i) an amount of Ordinary Shares equal to 100% of the average of the daily trading volume of the Ordinary Shares on the NYSE American during the five consecutive trading days immediately preceding the delivery of the Purchase Notice and (ii) 100,000 Ordinary Shares. Additionally, New Circle is not obligated to purchase any Ordinary Shares that would cause their total beneficial ownership, along with affiliates, to exceed 4.99% of the outstanding voting power or number of Ordinary Shares (the “Ownership Limitation”), provided that New Circle may increase this limit to 9.99% at their sole discretion by providing a written notice to the Company.
The New Circle SEPA will automatically terminate on the earliest of (i) the 36-month anniversary of the New Circle SEPA, (ii) the date on which New Circle shall have made payment to the Company for Ordinary Shares equal to $30.0 million or (iii) the date any law or regulation is enacted that would prohibit any of the transactions contemplated by the New Circle SEPA. The Company has the right to terminate the New Circle SEPA at no cost or penalty upon five trading days’ prior written notice to New Circle, provided that there are no outstanding Purchase Notices under which

Ordinary Shares have yet to be issued and the Company has paid all amounts owed to New Circle pursuant to the New Circle SEPA. The Company and New Circle may also agree to terminate the New Circle SEPA by mutual written consent.
As consideration for New Circle’s commitment to purchase Ordinary Shares pursuant to the New Circle SEPA, the Company shall pay a commitment fee (the “Commitment Fee”) to New Circle in the form of Ordinary Shares with an aggregate market value equal to $300,000 (the “Commitment Shares”), the value of which shall be determined based on the closing price of the Ordinary Shares on the date the Registration Statement is declared effective by the SEC; provided however, that the Company may, in its sole discretion, elect to pay the Commitment Fee in a cash amount equal to $250,000 in lieu of issuing Commitment Shares, so long as such amount is paid on or prior to the day of filing of the Registration Statement.
The Company determined that the right to sell Ordinary Shares to New Circle under the New Circle SEPA constitutes a freestanding purchased put option and should be classified as a derivative asset. However, the Company currently does not recognize this derivative asset in the consolidated statements of financial position as the fair value of the option is considered de minimis since the Company expects to sell the Ordinary Shares at a discount to the prevailing market price. When the option is exercised and shares are issued, the Company will record the cash proceeds, net of the issuance discount, into equity.
In connection with the ERF, the Company filed a Registration Statement on Form F‑3 with the U.S. Securities and Exchange Commission (“SEC”) on October 3, 2025, registering the resale of Ordinary Shares issuable under the New Circle SEPA. On December 1, 2025, the Registration Statement was declared effective and 5,041,598 Ordinary Shares were registered for resale under the Registration Statement, consisting of 4,950,412 Ordinary Shares reserved to be issued upon purchase from the Company by New Circle from time to time under the New Circle SEPA and 91,186 Ordinary Shares (calculated using $300,000 divided by the closing market price on the date the Registration Statement was declared effective by the SEC) as the Commitment Shares, which were issued and delivered to New Circle on December 2, 2025.
The Company determined that the Commitment Shares represent share-based compensation for the services provided by the New Circle in making the equity facility available and is classified as equity-settled. During the year ended December 31, 2025, the Company recognized the value of the fee in equity immediately upon the issuance of the Commitment Shares. Additionally, the Company expensed the structuring and legal fees of $368,556, which were recorded within other expenses in the year ended December 31, 2025.
Share Repurchase Program
On November 22, 2024, the Company’s board of directors approved a share repurchase program (“Program”) with authorization to purchase up to $10.0 million of Ordinary Shares for a duration of 12 months. On November 29, 2024, the Company and an unrelated third-party broker entered into a Share Purchase Agreement. Under the Share Purchase Agreement, the broker is authorized to execute the Program on behalf of the Company to purchase the Ordinary Shares from the open market. Prior to their retirement or reissuance, the Ordinary Shares repurchased are recorded as treasury shares in equity at cost including the fees paid to the Broker. The Share Purchase Agreement was terminated as of June 5, 2025.
As of December 31, 2025 and 2024, the Company held 249,194 and 126,834 of the Company’s Ordinary Shares, with 750,806 and 873,166 shares remained available for future repurchases under the Program. Share repurchase activities are as follows for the year ended December 31, 2025:

December 31, 2025
Shares repurchased (1)	122,360
Average purchase price per share	$6.44
Aggregate purchase price (2)	$787,609
(1)249,194 treasury shares amounting to $2.0 million were repurchased. Further, 126,834 treasury shares amounting to $1.2 million were cancelled during the year ended December 31, 2025.
(2)Net of fees paid to the broker.

Retirement of Treasury Shares
During the year ended December 31, 2025, the Company retired a portion of its treasury shares previously repurchased under the Program authorized by the LPA Board of Directors. In the fourth quarter of 2025, the Company retired 126,834 treasury shares with an aggregate carrying amount of approximately $1,242,773 . The retirement resulted in the permanent elimination of these shares from issued share capital and reduced the number of Ordinary Shares outstanding.
Legal Reserves
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
18. NON-CONTROLLING INTERESTS
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
In December 31, 2021, the Company entered into a real estate partnership for the development of Latam Parque Logistico San Jose in Costa Rica. The partnership includes three entities that the Company consolidates but while not owning 100% of the equity (Latam Logistic Pan Holdco Verbena I S de R.L., Latam Logistic Pan Holdco Verbena II S, S.R.L., and Tres Ciento dos Setecientos Ochenta y Cuatro Mil Cuatrocientos Treinta y Tres Sociedad de Responsabilidad Limitada, S.R.L., collectively, “Latam Parque Logistico San José — Verbena”). The Company reports a non-controlling interest in relation to this partnership. The Company has complete responsibility, authority and discretion in the day-to-day management of the partnership. Through its position as Managing Partner, the Company is responsible for the daily operations of Latam Parque Logistico San José — Verbena without prior approval of the other managers and equity holders, and has the existing rights and ability to direct the relevant activities of the entities, indicating the Company’s power over the non-controlling investees.
In March 2021, the Company entered into a real estate partnership with Capia Sociedad Administradora de Fondos de Inversion, S.A., through its investment fund Capia Radix Fondo de Inversion (Capia Radix) (together as “CAPIA”), an investment fund managed by CAPIA for the development of Parque Logístico Callao located in the submarket of Callao in Lima, Peru within the Jorge Chavez International Lima Airport land concession. The partnership includes one entity that the Company consolidates but does not own 100% of its equity (Parque Logístico Callao, S.R.L., “Parque Logístico Callao”). According to the initial terms of the partnership agreement, the Company participation in the partnership entity was 50%. On November 24, 2023, both partners agreed to modify the ownership interest, whereas CAPIA became owner of 60% of the shares of the partnership and LPA’s interest was decreased to 40%, which was supported by an additional capital contribution from CAPIA to the partnership, effective as of the date of the agreement. The Company reports a non-controlling interest in relation to this partnership. The Company has complete responsibility, authority and discretion in the day-to-day management of the partnership. The Company, through the position of General Manager, is responsible for the daily operations of Parque Logístico Callao, and has the existing rights and ability to direct the relevant activities of the entity, indicating the Company’s power over the non-controlling investee.
In August 2025, the Company acquired two operating investment properties in Mexico through a strategic partnership with Alas. The partnership is structured through a master trust (Fideicomiso 6193), which was established to hold and administer the underlying project assets and related activities through Project Trust (Fideicomiso Proyecto 6384, together with Fideicomiso 6193, “Alas Partnership”). The Company holds a 10% economic interest and Alas holds a 90% economic interest of the Alas Partnership. The Company reports a non-controlling interest in relation to this partnership. The Company and Alas are represented on the technical committee of the Alas Partnership, with each holding 50% of the voting rights on the technical committee. However, the Company has complete responsibility, authority and discretion in the day-to-day management of the partnership, as the technical committee’s decision-making is limited to extraordinary decisions made outside the ordinary course of business. The Company, through its role of Operator, is responsible for the daily operations of the partnership, and has the existing rights and ability to direct the relevant activities of the partnership. Despite holding less than 50% of economic interest, the Company has power over the non-controlling investee through contractual and legal rights.
The following table summarizes the Company’s ownership percentages and the NCI amount as of December 31, 2025 and 2024. Each NCI partnership in the following table corresponds to multiple entities in Note 2d.

		Ownership Percentage		NCI
Partnership	Country	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Latam Parque Logistico Coyol II	Costa Rica	50%	50%	$4,787,776	$4,504,604
Latam Parque Logistico San José - Verbena	Costa Rica	24%	24%	23,199,548	24,013,584
Parque Logístico Callao	Peru	40%	40%	19,279,897	13,318,354
Alas Partnership	Mexico	10%	N/A	20,613,850	—
LPA Asset Management CR SA	Mexico	75%	N/A	23,665	—
Total				$67,904,736	$41,836,542
During the years ended December 31, 2025, 2024, and 2023 the partnership entities' distributions to the NCI partners were as follows:

	2025	2024	2023

Latam Parque Logístico Coyol II	$300,000	$800,000	$3,675,054
Latam Parque Logístico San José - Verbena	2,475,413	9,142,800	847,882
Total distributions to non-controlling partners	$2,775,413	$9,942,800	$4,522,936
There were $0 and $380,950 of outstanding NCI distribution payables included in other current liabilities as of December 31, 2025 and 2024, respectively.
During the years ended December 31, 2025, 2024, and 2023, NCI partners’ contributions to the partnership entities were as follows:

	2025	2024	2023

Parque Logístico Callao	$3,690,000	$3,303,450	$5,870,313
Alas Partnership	19,517,969	—	—
LPA Asset Management	23,665	—	—
Total	$23,231,634	$3,303,450	$5,870,313

There were no outstanding NCI contribution receivables as of December 31, 2025 and 2024.
Summarized financial information of non-controlling partnership entities’ total assets and total liabilities as of December 31, 2025 and 2024 was as follows:

	As of December 31, 2025
	Latam Parque Logistico Coyol II	Latam Parque Logístico San José —Verbena	Parque Logistico Callao	Alas Partnership

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$320,747	$2,169,918	$2,015,136	$2,121,284
Lease and other receivables, net	12,466	2,941,661	5,940,212	1,057,825
Other current assets	84,714	52,728	283,776	2,679
NON-CURRENT ASSETS:
Investment properties	30,131,000	87,541,000	68,627,612	20,569,000
Property and equipment, net	—	21,627	3,812	—
Restricted cash equivalents - long term	480,000	1,450,000	539,186	—
Total assets	$31,028,927	$94,176,934	$77,409,734	$23,750,788

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$129,789	$2,222,321	$5,308,266	$184,899
Due to affiliates	—	—	—	217,343
Other current liabilities	—	—	193,980	—
NON-CURRENT LIABILITIES:
Long term debt	17,572,856	55,483,503	23,749,305	—
Security deposits	195,000	464,598	539,656	282,155
Other non-current liabilities	—	—	13,150,574	—
Deferred tax liability	3,555,727	5,625,594	2,574,663	20,055
Total liabilities	$21,453,372	$63,796,016	$45,516,444	$704,452

EQUITY:
Equity attributable to owners of the Company	$4,787,779	$7,181,370	$12,613,393	$2,432,486
Non-controlling interests	$4,787,776	$23,199,548	$19,279,897	$20,613,850

	As of December 31, 2024
	Latam Parque Logistico Coyol II	Latam Parque Logístico San José —Verbena	Parque Logistico Callao

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$209,675	$4,773,465	$179,919
Lease and other receivables, net	24,804	3,274,430	1,654,241
Other current assets	142,777	49,802	256,011
NON-CURRENT ASSETS:
Investment properties	29,794,000	86,680,123	38,489,189
Property and equipment, net	—	22,233	4,407
Restricted cash equivalents - long term	480,000	1,450,000	—
Total assets	$30,651,256	$96,250,053	$40,583,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$191,414	$2,364,596	$2,116,681
Due to affiliates	—	619,050	—
Other current liabilities	—	380,950	385,095
NON-CURRENT LIABILITIES:
Long term debt	17,948,614	57,325,213	—
Security deposits	195,000	476,932	448,194
Other non-current liabilities	—	—	12,925,194
Deferred tax liability	3,307,017	4,133,385	2,750,819
Total liabilities	$21,642,045	$65,300,126	$18,625,983

EQUITY:
Equity attributable to owners of the Company	$4,504,607	$6,936,343	$8,639,430
Non-controlling interests	$4,504,604	$24,013,584	$13,318,354
For the years ended December 31, 2025, 2024, and 2023, net earnings attributable to NCI were as follows:

	2025	2024	2023

Profit (loss) attributable to non-controlling interests
Latam Parque Logistico Coyol II	$583,171	$486,335	$(215,926)
Latam Parque Logistico San Jose - Verbena	1,661,618	5,242,930	4,682,615
Alas Partnership	1,095,880	—	—
Parque Logístico Callao	2,271,304	4,130,112	(450,017)
Total	$5,611,973	$9,859,377	$4,016,672

19. EARNINGS PER SHARE
The Company determines basic earnings (loss) per share by dividing the profit (loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. The Company computes diluted earnings (loss) per share by dividing the profit (loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding combined with the incremental weighted average number of ordinary shares outstanding that would be issued on conversion or settlement of all outstanding potentially dilutive instruments. There were 121,000 and 431,500 RSUs excluded from the diluted weighted average number of ordinary shares calculation for the year ended December 31, 2025 and 2024, respectively, as their inclusion would be antidilutive.
The calculated basic and diluted earnings (loss) per share for the years ended December 31, 2025, 2024, and 2023, were as follows:

	2025	2024	2023

Earnings (loss) per share – basic	$0.33	$(0.94)	$0.11
Earnings (loss) per share – diluted	$0.33	$(0.94)	$0.11
Earnings (loss) attributed to owner(s) of the Company	$10,496,847	$(29,285,428)	$3,139,333
Weighted average number of Ordinary Shares – basic	31,571,461	30,995,079	28,600,000
Weighted average effect of dilutive securities:
RSUs	146,813	—	—
Commitment Shares	17,238	—	—
Weighted average number of Ordinary Shares – diluted	31,735,512	30,995,079	28,600,000
As discussed in detail in Note 4, the Company’s basic and diluted earnings (loss) per share related to LLP prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.
Additionally, the weighted average number of Ordinary Shares as of December 31, 2025 and 2024 was adjusted to exclude treasury shares. There were no treasury shares as of December 31, 2023.
There have been no other transactions involving Ordinary Shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.
The Commitment Shares related to the SPA (refer to Note 17 for further information) were initially excluded from the basic EPS calculation as the issuance of the Commitment Shares was contingent upon the effectiveness of the Registration Statement. On December 1, 2025, the Registration Statement was declared effective and the contingency was resolved. The Commitment Shares were then included in the basic EPS calculation and considered for diluted EPS calculation.
20. INCOME TAX
For the years ended December 31, 2025, 2024 and 2023, income taxes from continued operations were as follows:

	2025	2024	2023
Current income tax expense	$7,395,238	$5,168,497	$6,209,629

Deferred income tax expense (benefit)
Temporary differences	$1,794,772	$5,166,866	$(374,398)
Change in recognition of deferred tax	555,345	(715,459)	(319,769)
Changes in estimates in respect to prior years	(104,332)	(57,844)	(534,840)
Deferred income tax expense (benefit)	$2,245,785	$4,393,563	$(1,229,007)
INCOME TAX EXPENSE	$9,641,023	$9,562,060	$4,980,622

Reconciliations of income taxes from the Costa Rica national statutory rate of 30% to the consolidated effective income tax rate were as follows:

	2025	2024	2023

Profit (loss) before taxes	$25,749,843	$(9,863,991)	$12,136,627
Income tax expense calculated at Costa Rica statutory tax rate of 30%	7,724,957	(2,959,197)	3,640,988
Foreign rate differential	956,412	12,442,068	1,442,871
Tax attributable to exchange gain/loss	(3,178,643)	(4,248,460)	(3,048,684)
Change in unrecognized deferred tax assets	652,405	(715,459)	(648,037)
Withholding tax	322,575	1,111,825	2,750,903
Alternative minimum tax	2,667,106	3,020,002	1,161,583
Other	496,211	911,281	(319,002)
INCOME TAX EXPENSE	$9,641,023	$9,562,060	$4,980,622
The Company operates in various jurisdictions with statutory tax rates other than 30%. During the year ended December 31, 2025, the application of the various statutory tax rates results in a $1.0 million adjustment to income tax expense, primarily attributable to transaction costs incurred in the Cayman Islands and Panama, where the applicable corporate tax rate is 0%.
The Company distributed income from an entity in Costa Rica to the parent entity in Panama. While Panama does not tax foreign source earnings, the Costa Rica entity is subject to a 15% withholding tax payable to Costa Rica for earnings distributed out of the country. The Company accrued withholding tax of $0.3 million, $1.1 million, and $2.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.
The Company is subject to an alternative minimum tax (“AMT”) of 15% in Colombia. The Colombia AMT is based on financial reporting income, subject to certain allowances and adjustments. Due to the Colombia AMT, the Company’s current tax liability in Colombia increased $2.7 million, $3.0 million and $1.2 million during the years ended December 31, 2025, 2024 and 2023, respectively
All income tax expense was reflected in continuing operations and no other component of income.
Details of the Company’s deferred tax assets and liabilities were as follows:

	2025	2024
Deferred tax assets
Lease liability	3,903,621	3,926,211
Deferred debt interest	3,230,087	2,129,389
Net operating loss and tax credit carryforwards	$2,670,224	$3,476,116
Allowance for uncollectible accounts	409,057	306,974
Other accruals	330,757	566,296
Employee benefits	170,158	183,181
Total deferred tax assets	$10,713,904	$10,588,167

	2025	2024

Deferred tax liabilities:
Investment properties unrealized gain	$(49,686,108)	$(47,589,206)
Deferred financing costs	(3,467,668)	(2,483,797)
Prepaid and other assets	(184,757)	(414,707)
Total deferred tax liabilities	$(53,338,533)	$(50,487,710)

Net deferred tax liabilities	$(42,624,629)	$(39,899,543)
All movement in the deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) was reflected in continuing operations and no other component of income.
As of December 31, 2025, the Company had $10.7 million and $53.3 million in DTAs and DTLs, respectively. The DTAs included approximately $2.7 million related to net operating loss carryforwards (NOLs) that can be used to offset taxable income in future periods and reduce the Company income taxes payable in those future periods. These NOLs have carryforward periods ending prior to 2035.
The Company operates in Costa Rica, Colombia, Peru, Mexico, El Salvador, and the United States using local country operating corporations, generally owned by holding companies in Panama and Cayman Islands. The Panama and Cayman Islands holding companies are not subject to tax on income sourced outside of Panama and Cayman Islands, and the Company has no deferred tax liability recognized for its investment in subsidiaries.
As of December 31, 2025, the Company considered it more likely than not that the benefit from certain entities’ NOL carryforwards will not be used to offset taxable profits and there are no other tax planning opportunities or other evidence of recoverability in the near future to realize these DTAs. In addition, it is possible that some or all of these NOL carryforwards could ultimately expire unused due to carryforward periods ending prior to 2035. In recognition of this risk, the Company had unrecognized deferred tax assets of $2.3 million and $1.6 million related to these NOL carryforwards as of December 31, 2025, and December 31, 2024, respectively. The Company had $0.2 million and $0.3 million of other net unrecognized deferred tax assets as of December 31, 2025 and December 31, 2024, respectively. The Company recorded the change in recognition of deferred tax assets through deferred tax expenses.
The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by local tax authorities. As of December 31, 2025, in general, the Company’s local income tax years between 2018 and 2025 remained open and are subject to examination. As of December 31, 2025, the Company has not recognized any tax uncertainties.
The Organization for Economic Co-operation and Development issued model rules for a new global minimum tax framework (“Pillar Two”), and various government around the world have passed, or are in the process of passing, legislation to effectuate the global minimum tax. .Certain jurisdictions in which the company operates have adopted the Pillar Two framework implementing a 15% corporate minimum tax. Based on current legislation and available guidance, the Company does not anticipate Pillar Two will have a material impact to the Company’s consolidated financial statements and effective tax rate. The Company will continue to monitor additional guidance as it is released.
21. EMPLOYEE BENEFITS
Employee benefits are recognized in general and administrative expenses in the consolidated statements of profit or loss and comprehensive income (loss), and for the years ended December 31, 2025, 2024 and 2023, consisted of the following:

	2025	2024	2023
Short-term employee benefits	$5,287,746	$4,765,708	$2,961,866
Share-based payment expense	2,078,921	2,060,666	—
Severances	—	—	17,506
Total	$7,366,667	$6,826,374	$2,979,372

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
Restricted Stock Units (“RSUs”)
Under the 2024 Plan, the Company granted RSUs to certain senior executives and board directors who were previously employed by LLP and continued employment with LPA after the Business Combination, certain departing board members of LLP and certain newly hired senior executives and board members of LPA.
Each RSU represents the right for the employee or director to receive one LPA ordinary share upon vesting and settlement. No amounts are paid or payable to LPA by the recipient on the receipt of the RSUs. The RSUs carry neither rights to dividends nor voting rights prior to vesting or delivery of the underlying LPA ordinary shares. The Company’s board has a discretion to settle the RSUs in cash or shares but the Company has no intention of settling the RSUs in cash, and given that this is the first time the Company has granted RSUs, the Company does not have a past practice of cash settlement. The Company accounts for the RSUs as equity-settled awards.
For the years ended December 31, 2025 and 2024, the Company granted RSUs under the 2024 Plan totaling 126,000 and 319,000 shares, respectively, to current and former LLP senior executives. The RSUs vest either in equal annual increments over a three-year service vesting period, with compensation cost recognized using the accelerated attribution method or they cliff vest at the end of a three-year service vesting period, with compensation cost recognized ratably over the vesting period. The RSUs are delivered upon vesting. In the year ended December, 31, 2025, 40,333 shares of executives RSUs were vested, of which 25,410 shares were delivered net of 14,923 shares valued at $133,163 withheld for tax purposes. There were no shares vested or delivered in 2024.
For the years ended December 31, 2025 and 2024, the Company granted RSUs under the 2024 Plan totaling 52,500 and 112,500 shares, respectively, to the former LLP and current LPA board of directors. All RSUs were fully vested upon grant, while the delivery of the underlying ordinary shares was scheduled to occur at a future date. These shares are either delivered upon the first anniversary of the effective date of the business combination in 2025 or ratably across the next three years after the grant date. The compensation costs were recognized immediately upon grant. The Company delivered 77,500 shares to directors in the year ended December 31, 2025. There were no shares delivered in 2024.
RSUs are measured at grant date fair value by reference to the traded price of LPA’s ordinary shares. The Company does not expect to declare any dividends in the near future. Therefore, no expected dividends were incorporated into the measurement of the grant date fair value. For the year ended December 31, 2025 and 2024, the Company recognized share-based payment expense related to the RSUs of $2,078,921 and $2,060,666, respectively, in general and administrative expenses in the consolidated statements of profit or loss and other comprehensive income (loss). No share-based payment expense was recognized for the year ended December 31, 2023.

Details of the RSUs outstanding during the year are as follows:

		Number of RSUs	Weighted Average Grant Date Fair Value per RSU

	Non-vested at December 31, 2023	—	—
	Granted	431,500	$9.80
	Vested	(112,500)	$10.10
	Forfeited	—	—
	Non-vested at December 31, 2024	319,000	$9.70
	Granted	178,500	$8.79
(a)	Vested	(92,833)	$9.22
	Forfeited	—	$—
	Non-vested at December 31, 2025	404,667	$9.45
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
23. RELATED PARTY TRANSACTIONS
Subsidiaries
Transactions between the Company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Listing of LPA’s subsidiaries are disclosed in Note 2. The partnerships that the Company enters into and exercises control over are fully consolidated as detailed in Note 18.
Key Management Personnel Compensation
The amounts disclosed in the table represent the amounts recognized as general and administrative expense in the consolidated statements of profit or loss and comprehensive income (loss), related to key management personnel for the years ended December 31, 2025, 2024, and 2023.

	Notes	2025	2024	2023

Salaries		$1,692,002	$1,364,365	$772,793
Cash performance bonus		1,025,582	808,483	576,148
Statutory bonus		64,125	93,017	52,284
One-time cash bonus related to the Business Combination	4	—	226,000	—
Non-executive directors' fees		639,625	660,956	125,329
Non-cash benefits		34,756	36,726	4,783
Share-based payment expense	22	2,078,921	2,060,666	—
Total		$5,535,011	$5,250,213	$1,531,337
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
As discussed in Note 4, as of January 1, 2024, the loans to LLI were in default status due to non-payment following the maturity date of December 31, 2023. Pursuant to the Assignment Agreement, upon Closing, the loan receivable from LLI of $9,765,972 was considered settled through a non-judicial foreclosure of the collateralized LLP Shares held by LLI pursuant to an assignment agreement. LLI is currently challenging such non-judicial foreclosure and assignment agreement and claiming an alleged excess value of approximately $14 million from this foreclosure. We are vigorously defending this lawsuit and believe the claims are without merit.
For the years ended December 31, 2025, 2024 and 2023, the Company recognized interest income of $0, $302,808, and $664,219, respectively in interest income from affiliates in the consolidated statement of profit or loss and other comprehensive income (loss).
Additional transactions with key management personnel – The majority shareholder of the Company provided management and advisory services to the Company totaling $171,574, $664,960, and $567,764 for the years ended December 31, 2025, 2024 and 2023, respectively.
24. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a.Capital Management
For the purpose of the Company’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the Company. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The primary objective of the Company’s capital management is to ensure that it remains within its quantitative banking covenants and maintains a strong credit rating. No changes were made in the objectives, policies or processes during the years ended December 31, 2025 and 2024.
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
The Company may also be subject to legal reserves in the countries in which it operates. Refer to Note 17 for further information.
b.    Financial Risk Management
The Company has exposure to the following risks arising from financial instruments:
•Credit risk
•Liquidity risk
•Market risk
i.Risk Management Framework – The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s Chief Executive Officer is responsible for developing and monitoring the Company’s risk management policies, and reporting regularly to the Company’s board of directors on its activities.
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
ii.Credit Risk – Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risks from lease receivables, tenant notes receivable as well as due from affiliates.
Exposure to Credit Risk – The following financial assets as of December 31, 2025 and 2024 represent the maximum credit exposure:

	Notes	2025	2024
Cash and cash equivalents	9	$27,323,468	$28,827,347
Receivables from the sale of investment properties	13	—	3,653,133
Lease and other receivables	10	6,662,186	5,261,242
Restricted cash equivalents	9	6,703,299	5,835,117
		$40,688,953	$43,576,839
Cash and restricted cash equivalents are held in reputable financial institutions and carry minimal risk.
The credit quality of the tenant is assessed at the time of entering into a lease agreement. The outstanding lease and other receivables figures disclosed in the aforementioned table pertain to the gross amounts of outstanding lease and other receivables, prior to accounting for expected credit losses. Likewise, receivables arising from the sale of investment properties are presented at their undiscounted balances. The outstanding balances are regularly monitored. An impairment analysis is performed at each reporting date on an individual basis for each counterparty. In general, concentration risk in lease and other receivables is limited due to the receivables being dispersed across different counterparties. Refer to Note 10 for further information.
a.Liquidity Risk – Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring in unacceptable losses or risking damage to the Company’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.
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
The Company has sufficient access to multiple sources of funding to repay debt maturing within 12 months in the normal course of business. As of December 31, 2025 and 2024, the Company was compliant with, or otherwise had waivers for all debt covenants with its lenders.
Exposure to Liquidity Risk – The following tables detail the remaining contractual maturities of financial liabilities at the end of the reporting period. The amounts are gross and undiscounted cash flows.

December 31, 2025	Notes	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	14	$3,317,399	$620,083	$7,757,335	$—	$—	$11,694,817
Lease liability	15	—	27,300	120,325	5,089,400	30,448,443	35,685,468
Income tax payable	2l, 20	—	6,013,235	1,088,241	—	—	7,101,476
Retainage payable	2k	—	571,214	2,026,829	—	—	2,598,043
Security deposits		—	—	112,624	3,004,501	—	3,117,125
Long and short-term debt	2e, 16	—	2,307,488	7,962,773	63,388,813	223,110,712	296,769,786
Total		$3,317,399	$9,539,320	$19,068,127	$71,482,714	$253,559,155	$356,966,715

December 31, 2024	Notes	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses	14	$793,615	$279,983	$7,283,317	$—	$—	$8,356,915
Lease liability	15	—	94,314	395,627	4,545,290	31,772,840	36,808,071
Income tax payable	2l, 20	—	—	2,764,352	—	—	2,764,352
Retainage payable	2k	—	22,463	1,478,266	—	—	1,500,729
Security deposits		—	—	167,005	2,440,371	—	2,607,376
Long and short-term debt	16	—	2,715,758	9,921,063	42,202,101	212,377,770	267,216,692
Distributions payable to non-controlling interests	18	—	—	380,950	—	—	380,950
Total		$793,615	$3,112,518	$22,390,580	$49,187,762	$244,150,610	$319,635,085
The Company’s minimum lease payments are disclosed in Note 15.
b.Market Risk – Market risk is the risk that changes in market prices. For example, changes in interest rates and foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. Market risk comprises two types of risks: currency risk and interest rate risk.
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
As of the reporting date, the Company has monetary assets and liabilities in currencies other than the functional currency. The main foreign currencies used by the Company are as follows:
•COP
•PEN
•CRC
•MXN
In respect of monetary assets and liabilities denominated in COP, PEN, CRC and MXN, the Company’s policy is to ensure that its net exposure is kept at an acceptable level by buying or selling COP, PEN, CRC, and MXN at spot rates when necessary to address short-term imbalances.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in USD)	As of December 31, 2025
Monetary assets and liabilities denominated in:	CRC	PEN	MXN	COP	Total
Cash and cash equivalents	$60,877	$522,422	$2,067,614	$—	$2,650,913
Lease and other receivables, net	40,592	240,811	560,410	—	841,813
Other current and non-current assets	2,830,573	5,458,125	13,863	—	8,302,561
Sub-total	2,932,042	6,221,358	2,641,887	—	11,795,287
Accounts payable and accrued expenses	463,774	2,443,572	237,677	—	3,145,023
Long-term debt	—	—	—	12,487,890	12,487,890
Sub-total	463,774	2,443,572	237,677	12,487,890	15,632,913
Net	$2,468,268	$3,777,786	$2,404,210	$(12,487,890)	$(3,837,626)

(in USD)	As of December 31, 2024
Monetary assets and liabilities denominated in:	CRC	PEN	Total
Cash and cash equivalents	$10,464	$611,247	$621,711
Lease and other receivables, net	53,496	165,779	219,275
Other current and non-current assets	3,205,160	2,810,212	6,015,372
Sub-total	3,269,120	3,587,238	6,856,358
Accounts payable and accrued expenses	349,181	1,042,279	1,391,460
Sub-total	349,181	1,042,279	1,391,460
Net	$2,919,939	$2,544,959	$5,464,898
As of December 31, 2025, and 2024, the net assets in foreign operations of the Company whose functional currency is different from the USD and for which the differences in foreign currency were recognized in OCI, amounted to $127,071,773 and $93,824,216, respectively.
Sensitivity Analysis – The following tables detail the Company’s sensitivity to a 10% appreciation or depreciation in the USD against foreign currencies listed above. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis reflects foreign currency revaluation or translation impacts on the Company’s net income and equity through OCI for a 10% change in foreign currency exchange rates. A 10% strengthening (weakening) of the USD against the foreign currencies as of December 31, 2025, 2024, and 2023 would have decreased (increased) net income and equity through OCI by the amounts shown below. This analysis assumes that all other variables, particularly interest rates, remained constant.

For the year ended December 31, 2025	Strengthening	Weakening

Profit or Loss	$831,367	$(831,367)
Equity	$12,707,177	$(12,707,177)

For the year ended December 31, 2024	Strengthening	Weakening

Profit or loss	$546,490	$(546,490)
Equity	$9,382,422	$(9,382,422)

For the year ended December 31, 2023	Strengthening	Weakening

Profit or loss	$329,914	$(329,914)
Equity	$8,868,986	$(8,868,986)
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
Sensitivity Analysis – A 1% and 2% strengthening or weakening of the rate associated with each long-term debt, as of December 31, 2025, 2024, and 2023 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables remained constant.

	Long-term Debt with Variable Interest Rate as of December 31, 2025	1%	2%

Increase in interest rate	$217,508,167	$(2,175,082)	$(4,350,163)
Decrease in interest rate	$217,508,167	$2,175,082	$4,350,163

	Long-term Debt with Variable Interest Rate as of December 31, 2024	1%	2%

Increase in interest rate (1)	$97,016,631	$(970,166)	$(1,940,333)
Decrease in interest rate (1)	$97,016,631	$970,166	$1,940,333
(1)Excludes loans with Banco Nacional that have a fixed interest rate for the first two years of the loan term. These loans are within the fixed rate period as of December 31, 2024.

	Long-term Debt with Variable Interest Rate as of December 31, 2023	1%	2%

Increase in interest rate (1)	$93,785,108	$(937,851)	$(1,875,702)
Decrease in interest rate (1)	93,785,108	937,851	1,875,702
(1)Excludes loans with Banco Nacional that have a fixed interest rate for the first two years of the loan term. These loans are within the fixed rate period as of December 31, 2023.

c.Fair Values – The Company estimated the fair value of its debt to be $278,711,041 as of December 31, 2025. The fair value of debt is estimated based on the discounted cash flows using a discount rate between 6.3% and 14.9% depending on the terms and circumstances of specific debt instruments and are within Level 2 of the fair value hierarchy. The carrying value of debt approximated their fair value as of December 31, 2024. The Company further concluded that the carrying value of financial assets and liabilities, other than debt, approximated their fair value as of December 31, 2025, and 2024.
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
As of December 31, 2025, the Company had agreed upon construction contracts with third parties and was consequently committed to future capital in respect to investment property under development of $7,191,369. In addition, the Company had commitments of $584,789 relating to operating investment properties, resulting in total capital commitments of $7,776,158 as of December 31, 2025.
The Company does not have any lease contracts, whereas the Company is the lessee, that has not yet commenced as of December 31, 2025. Refer to the Company’s future minimum rental payments for its non-cancellable lease contracts in Note 15.
Legal Proceedings
In the ordinary course of business, the Company may be party to legal proceedings. On September 13, 2023, the Company became aware that a lawsuit was filed against a subsidiary of the Company by a construction company for services rendered prior to the reporting date. On February 29, 2024, the Company settled with the counterparty for a total amount of $237,226.
On November 30, 2023, the Company became aware that a lawsuit was filed against it by a former employee of the Company who rendered services for the Company prior to the reporting date. The Company is currently vigorously defending this lawsuit and believes the claims are without merit. The Company is in the process of analyzing this matter but currently does not have a sufficient basis for concluding whether any loss is probable. Refer to Notes 4 and 23 of our Audited Consolidated Financial Statements for more information.
As of the date of this Annual Report, the Company is not currently involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s consolidated financial statements.
As of December 31, 2025, the Company was not involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s consolidated financial statements.

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
The condensed financial statements of the Parent Company have been prepared using the same IFRS Accounting Standards as described in the notes to the consolidated financial statements. The Parent Company accounts for its investment in subsidiaries using the cost less accumulated impairments method. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes thereto.
On March 27, 2024, LPA consummated the Business Combination (refer to Note 4 for further information) and as a result of which LLP (“Former Parent Company”) became a wholly-owned subsidiary of LPA. The following condensed statements of profit or loss and other comprehensive income (loss) and the condensed statements of cash flows presented below for the period from January 1 to March 27, 2024, and for the year ended December 31, 2023 were derived from the accounting records and financial statements of the Former Parent Entity.
LOGISTIC PROPERTIES OF THE AMERICAS (Parent Company Only)
CONDENSED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)
(in U.S. Dollars)

	Logistic Properties of the Americas		Latam Logistic Properties S.A.
	For the year ended December 31, 2025	Period from March 27 to December 31, 2024	Period from January 1 to March 26, 2024	For the year ended December 31, 2023
Dividend income	$—	$—	$17,500,000	$18,210,046
General and administrative	(6,139,254)	(4,694,035)	(198,250)	(2,878,896)
Listing expense	—	(44,469,613)	—	—
Interest income from affiliates	—	—	208,833	694,628
Financing costs	—	—	—	(718,844)
Transaction-related costs	—	(4,703,799)	(2,474,432)	(6,128,965)
Other income (expense), net	(534,346)	10,466,826	6,396	61,530
Profit (loss) before taxes	(6,673,600)	(43,400,621)	15,042,547	9,239,499
Income tax expense	—	—	(875,000)	(2,745,090)
Comprehensive income (loss)	$(6,673,600)	$(43,400,621)	$14,167,547	$6,494,409

LOGISTIC PROPERTIES OF THE AMERICAS (Parent Company Only)
CONDENSED STATEMENTS OF FINANCIAL POSITION
(in U.S. Dollars)

	Logistic Properties of the Americas
	As of December 31, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$440,146	$2,892,071
Due from subsidiaries and affiliated companies	9,413,900	14,861,975
Other current assets	272,471	360,385
Total current assets	10,126,517	18,114,431

NON-CURRENT ASSETS:
Investments in subsidiaries	169,264,240	169,264,240
Total non-current assets	169,264,240	169,264,240

TOTAL ASSETS	$179,390,757	$187,378,671

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,261,980	$1,011,062
Total current liabilities	1,261,980	1,011,062

TOTAL LIABILITIES	1,261,980	1,011,062

EQUITY:
Total equity	178,128,777	186,367,609

TOTAL LIABILITIES AND EQUITY	$179,390,757	$187,378,671

LOGISTIC PROPERTIES OF THE AMERICAS (Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(in U.S. Dollars)

	Logistic Properties of the Americas		Latam Logistic Properties S.A.
	For the year ended December 31, 2025	For the period of March 27 to December 31, 2024	For the period of January 1 to March 26, 2024	For the year ended December 31, 2023
Cash flows from operating activities:
Profit (loss) for the year	$(6,673,600)	$(43,400,621)	$14,167,547	$6,494,409
Adjustments:
Share-based payments	465,150	1,135,950	—	—
Depreciation and amortization	842,919	926,250	6,063	17,627
Income from lock-up release (net), classified as financing cash flow	—	(9,180,758)	$—	$—
Financing costs	—	—	—	718,844
Interest income from subsidiaries and affiliated companies	—	—	(208,833)	(694,628)
Listing expense	—	44,469,613	—	—
Income tax expense	—	—	875,000	2,745,090
Working capital adjustments	5,288,631	(10,788,043)	1,450,869	4,929,619
Income tax paid	—	—	(875,000)	(2,745,090)
Net cash (used in) generated by operating activities	$(76,900)	$(16,837,609)	$15,415,646	$11,465,871

Cash flows from investing activities:
Increase in equity investment in subsidiaries	$—	$—	$—	$(1,569,077)
Increase in loans to subsidiaries and affiliated companies	—	—	—	287,122
Restricted cash equivalents	—	—	—	1,205,162
Net cash provided by (used) in investing activities	$—	$—	$—	$(76,793)

Cash flows from financing activities:
Repayment of long-term debt	$—	$—	$—	$(14,998,275)
Increase in loans from subsidiaries and affiliated companies	—	—	—	2,355,000
Cash paid for raising debt	—	—	—	—
Purchase of treasury shares	(2,030,382)	(1,242,773)	—	—
Proceeds from Business Combination, net of transaction costs paid	—	11,791,695	(863,851)	—
Proceeds from lock-up release, net of transaction costs paid	—	9,180,758	—	—
Transaction costs paid related to Share Purchase Agreement	(344,643)	—	—	—
Repayment of loans from subsidiaries and affiliated companies	—	—	(2,355,000)	—
Interest paid	—	—	—	(780,798)
Net cash provided by (used in) financing activities	$(2,375,025)	$19,729,680	$(3,218,851)	$(13,424,073)

Net increase (decrease) in cash and cash equivalents	(2,451,925)	2,892,071	12,196,795	(2,034,995)
Cash and cash equivalents at the beginning of year	2,892,071	—	788,008	2,823,003
Cash and cash equivalents at the end of year	$440,146	$2,892,071	$12,984,803	$788,008
* * * * *

27. SUBSEQUENT EVENTS
On March 9, 2026, the Company entered into a forward purchase agreement for a portfolio of Class A industrial properties strategically located in Tepeji del Río, State of Hidalgo, Mexico. The transaction was executed through a Master Agreement, representing an approximately US$200 million investment, pursuant to which LPA will progressively acquire stabilized industrial assets within Central Park 57, a large‑scale industrial and logistics park strategically located along the Mexico–Querétaro Highway (Federal Highway 57), a key logistics corridor. The asset is being developed and sponsored by Mexico City-based Fortem Capital, the institutional owner and master developer of Central Park 57, the first operating building of which is pending stabilization of approximately 153,400 square feet.
28. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were authorized for issue by the Company’s board of directors on March 18, 2026.

Schedule III - Schedule of Real Estate
The following is a summary of the Company’s investment properties as of December 31, 2025 prepared in accordance with Rule 12-28 of Regulation S-X:
LOGISTIC PROPERTIES OF THE AMERICAS
SCHEDULE III - SCHEDULE OF REAL ESTATE
AS OF DECEMBER 31, 2025
(in U.S. Dollars except for number of buildings and date)

Description	Number of buildings	Encumbrances (a)	Land (b)		Building & Improvements (c)	Costs Capitalized Subsequent to Acquisition	Land	Building & Improvements	Total	Fair Value Adjustments (e)	Cumulative Foreign Currency Translation Effect	Fair Value at the End of the Year (e)		Date of Construction/ Acquisition (f)
Land Bank

Colombia
Latam Logistic Park Calle 80	N/A	$—	$14,114,943		$14,149,530	$—	$14,114,943	$14,149,530	$28,264,473	$8,128,174	$(6,215,560)	$30,177,087		N/A
Peru
Parque Logistico Callao S.R.L.	N/A	—	4,074,136	(d)	2,295,595	—	4,074,136	2,295,595	6,369,731	3,547,505	—	9,917,236	(g)	N/A
Total of Land Bank	N/A	$—	$18,189,079		$16,445,125	$—	$18,189,079	$16,445,125	$34,634,204	$11,675,679	$(6,215,560)	$40,094,323

Properties Under Development

Peru
Parque Logistico Callao S.R.L.	1	—	1,852,603	(d)	6,701,332	—	1,852,603	6,701,332	8,553,935	4,394,891	—	12,948,826	(g)	N/A
Total of Properties Under Development	1	$—	$1,852,603		$6,701,332	$—	$1,852,603	$6,701,332	$8,553,935	$4,394,891	$—	$12,948,826

Operating Properties

Colombia
Latam Logistic Park Calle 80	5	39,906,651	11,555,745		67,473,139	1,344,686	11,555,745	68,817,825	80,373,570	66,420,378	(1,949,548)	144,844,400		2019-2023
Peru
Latam Logistic Park Lima Sur	6	53,826,742	29,000,207		55,043,997	3,823,963	29,000,207	58,867,960	87,868,167	34,537,793	—	122,405,960		2019-2024
Parque Logistico Callao S.R.L.	2	24,000,000	5,819,445		34,868,943	438,955	5,819,445	35,307,898	41,127,343	4,634,206	—	45,761,549		2025
Costa Rica
Latam Logistic Park Coyol 1	5	59,010,993	19,500,336		42,764,576	1,739,833	19,500,336	44,504,409	64,004,745	24,424,553	—	88,429,298		2016-2020
Latam Logistic Park Coyol 2	1	17,572,856	7,292,476		12,332,799	188,297	7,292,476	12,521,096	19,813,572	10,317,428	—	30,131,000		2019
Latam Bodegas Atenas	1	2,684,457	1,658,000		1,942,000	—	1,658,000	1,942,000	3,600,000	1,091,000	—	4,691,000		2019
Latam Bodegas San Joaquin	2	5,387,860	2,621,468		2,778,532	2,726,754	2,621,468	5,505,286	8,126,754	1,232,246	—	9,359,000		2019
Latam Bodegas Aurora	2	4,156,415	3,399,610		2,401,986	692,039	3,399,610	3,094,025	6,493,635	282,365	—	6,776,000		2019
San Rafael Industrial Park	1	7,315,944	5,777,658		5,222,342	—	5,777,658	5,222,342	11,000,000	2,664,000	—	13,664,000		2019
Latam Logistic Park Coyol 3	1	6,501,283	1,354,320		6,169,680	29,275	1,354,320	6,198,955	7,553,275	2,617,551	—	10,170,826		2020
Latam Logistic Park Coyol 4	1	6,687,219	2,849,259		7,547,831	869,280	2,849,259	8,417,111	11,266,370	1,172,630	—	12,439,000		2021
Latam Logistic Park San José – Verbena	5	57,231,476	19,564,804		42,627,886	442,040	19,564,804	43,069,926	62,634,730	24,906,271	—	87,541,001		2022-2024
Mexico
Puebla Fideicomiso 6384 Park	2	$—	$5,914,536		$13,986,308	$—	$5,914,536	$13,986,308	$19,900,844	$668,157	$—	$20,569,001		2005
Total of Operating Properties	34	$284,281,896	$116,307,864		$295,160,019	$12,295,122	$116,307,864	$307,455,141	$423,763,005	$174,968,578	$(1,949,548)	$596,782,035

GRAND TOTAL	35	$284,281,896	$136,349,546		$318,306,476	$12,295,122	$136,349,546	$330,601,598	$466,951,144	$191,039,148	$(8,165,108)	$649,825,184

(a)Encumbrances include mortgage loans for constructions and other financing arrangements guaranteed by the respective properties.
The following table reconciles encumbrances per Schedule III to the consolidated statement of financial position as of December 31, 2025:

Total encumbrances per Schedule III	$284,281,896
Senior Secured Debt with BTG (not guaranteed by investment properties)	12,487,890
Accrued financing costs and debt issuance costs, net	(1,434,877)
Long term debt - current portion and long term debt as of December 31, 2025	$295,334,909
(b)Land information includes land that is owned and land under right-of-use.
(c)Amounts presented in building and improvements include building improvements costs, acquisition costs, and land improvements costs incurred on land banks.
(d)The land at Parque Logistico Callao S.R.L. is leased instead of being owned by the Company. The amount includes the right-of-use asset associated with the land lease. Refer to Note 15 in the Audited Consolidated Financial Statements for further information.
(e)The Company uses an external appraiser to determine the fair value for all of its investment properties. The independent appraiser holds a recognized and relevant professional qualification and has recent experience of the location and category of the investment property being valued. The valuation model is in accordance with the guidance recommended by the International Valuation Standards Committee. These valuation models are consistent with the principles in IFRS 13. Refer to Note 13 in the Audited Consolidated Financial Statements for further information.
(f)Date of construction or acquisition represents the date the Company Stabilizes the building or acquires the building through acquisition.
(g)As of December 31, 2025, the Company added back lease liabilities of $13,232,613 into the carrying value of the investment properties held as right-of-use assets in Peru.